
03057588

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

P.E.
3/31/03

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2003

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ______________________

G J West

(Assistant Company Secretary)

Date 15 April 2003

K:\L S S L\Other\Form 6-K\STT 6K Signatures.doc

Meeting the energy challenge
The Shell Report 2002



Contents

Listening to your views
The Shell Report is part of our continuing dialogue with stakeholders. The uncensored **views of independent experts** are included at various points, as is a representative selection of the more than 1,500 e-mails and cards sent to "**Tell Shell**" last year. For more comments, see our web forum **www.shell.com/tellshell**

Want to know more?
Further information on many of the issues discussed in this report is available at **www.shell.com** or the specific websites indicated. You can also write to us at **tellshell@shell.com** or the addresses on the back page.

Don't take our word for it
KPMG and PricewaterhouseCoopers LLP, have prepared a report (page 44), summarising the assurance work completed for those elements of the Shell Report as indicated by the following symbols ⊕ ◎ ⊕. For an explanation of these symbols, see page 44. In some cases, independent panels have also examined our performance. We report their comments and findings. "Hot spots" are indicated by this symbol.

Employee sustainable development photography contest
During 2002, we ran a photography competition in partnership with The National Geographic Society. Photographs were received from more than 40 countries on the theme of "sustainable development in action". Several of the entries, indicated by this symbol, are included.

By 2050 the world will double its use of energy. Most growth will be in developing countries, as billions of people escape from poverty. Despite greater efficiencies, demand from developed nations will continue unabated.

The daunting challenge is to satisfy these rising energy needs without damaging health, blighting local environments and threatening vital natural systems. Hence our theme this year: "Meeting the Energy Challenge".

We have asked Mark Malloch Brown, Administrator of the United Nations Development Programme, to give his perspective on the challenge (page 12). And throughout the report we show how Shell is responding, often working with governments, non-governmental organisations, local communities and industry partners.

This, our sixth annual Shell Report, shows the progress in 2002 of the Royal Dutch/Shell Group of Companies in contributing to sustainable development.

We present a new way of reporting and assuring "hot spot" sites and issues. We also provide more in-depth case studies that give an insight into how Shell people are contributing to sustainable development in their daily work.

We hope this report helps you make up your mind about our progress and stimulates your thinking on practical steps that governments, industry and consumers can take to move towards a more sustainable energy system.

Find out more about our work on www.shell.com. Tell us what you think about our progress – and this report – by using the "Tell Shell" system on our website.




How do we stand?




Dear Stakeholder,

Across the world, concerns about the economic and political climate and the threat of terrorism have all combined to make us feel less secure. In these difficult times it becomes even more important that Shell companies live up to the highest standards. It is also vital that we are not blown off course by short-term pressures. Taking a long-term view is essential to operating in a sustainable manner.

That long-term approach was central to the World Summit on Sustainable Development in Johannesburg. It was a great privilege to be present at the Summit and I am proud of the role played by Shell, and other progressive business leaders, in developing projects that will impact the lives of many people, not least the world's poorest.

One of the clearest messages from the Summit was that meeting future energy demand will be a key challenge over the next fifty years. Global energy demand is expected at least to double and energy producers will need to seek ways of meeting those needs, whilst minimising the effect on the environment and doing business in a socially responsible manner.

That means ensuring our own operations are run efficiently and this report outlines how Shell met its 2002 target on greenhouse gas emissions. It means looking at ways of making cleaner and more efficient fuels from hydrocarbons. Our investment in natural gas projects will play a major role in this respect. We also continue to work actively to make solar and wind power competitive and support the development of an infrastructure for hydrogen fuels.

Our commitment to contribute to sustainable development is not a cosmetic public relations exercise. We believe that sustainable development is good for business and business is good for sustainable development. Last year's financial results were encouraging, in a very difficult business environment. However, the corporate scandals of the past year underlined that good financial performance must be accompanied by the highest standards of governance. Shell's Business Principles assurance process ensures we meet and maintain those standards.

At the heart of those principles is respect for our staff and their safety. The helicopter crash in the North Sea and a number of fatalities in road accidents showed the need for constant vigilance to ensure that our operations are as safe as possible.

We have always been determined that the Shell Report should openly and honestly outline our performance. It shows that we have performed well this year, but we know there is still more to be done to ensure that sustainable development objectives are delivered consistently across all our operations.

The lesson of the Johannesburg Summit was that business can really make a difference. I am committed to ensuring that we continue to use all our skills to live up to those expectations, both in the way we run our business and in the contribution we make to the wider communities in which we work.

Yours sincerely,

Phil Watts

Sir Philip Watts
Chairman of the Committee of Managing Directors


The Committee of Managing Directors

from left to right
Jeroen van der Veer
Walter van de Vijver
Malcolm Brinded
Paul Skinner
Sir Philip Watts

The year at a glance

Performance

Economic performance
- Earnings of $9.2 billion
- Return on average capital employed (ROACE) of 14%
- $25 billion of capital investment, including $11 billion in key acquisitions
- Highest hydrocarbon production in recent history of 4 million barrels of oil equivalent per day
- Motorists rank Shell top brand for sixth year running

Environmental performance
- 2002 greenhouse gas emissions reduction target met
- Phase out of continuous gas venting nearly completed
- Improved spills performance

Social performance
- Mixed performance on safety
- Highest overall reputation within the energy sector
- Increasing involvement in international public-private partnerships
- More staff feel respected by Shell
- Progress towards senior leadership gender target

Highlights and lowlights

Global sustainable development awards
Shell was ranked top of the energy sector in the **Dow Jones Sustainability Index**. The index tracks the financial performance of companies that have made sustainability a key driver of business strategy.

The Malampaya Deepwater Gas-to-Power project in the Philippines won a **Partnerships Award** – sponsored by the UN Environment Programme and the International Chamber of Commerce – for its approach to sustainable development.

World Summit on Sustainable Development
The business community was a full participant at the World Summit on Sustainable Development (WSSD) in South Africa. Shell was well represented and helped to launch **several new public-private partnerships** (page 43).


ICC
BUSINESS ACTION
Sir Philip Watts welcomes Kofi Annan to the Business Day at the WSSD.

Building capacity
The Shell Foundation and World Resources Institute established the **WRI Center for Transport and the Environment** (called EMBARQ) to encourage sustainable solutions to urban transport (page 29).

The **Shell Center for Sustainability** was established at Houston's Rice University and Shell companies in Norway and the UK established **sustainable development professorships** at local universities (page 9).

Resolving differences at Norco
A Joint Statement of Success was signed by the **Norco** refinery and petrochemical plant in Louisiana, USA and the local community. It recognised the steps taken to meet concerns about the plant's environmental and social performance (page 37).

Loss of life
Fifty-three Shell employees and contractors lost their lives at work during 2002. Eleven died when a helicopter crashed in the North Sea (page 33).

Security
Shell companies in 13 countries experienced significant security incidents, including war, civil unrest or violent crimes. In particular, security incidents at operations in the **Niger Delta** remain a concern (page 33). Significant efforts continue to protect Shell people and assets against potential threats, including terrorism.

Dealing with legacies
Plans were progressed with local authorities to clean up two sites contaminated with pesticides from previous operations – **Paulinia and Ipiranga** in Brazil (page 29).

External criticism and protests
Shell was the subject of criticism and received a **"Greenwash award"** from pressure groups at the WSSD (page 43).

There were local community protests about the environmental performance of the **SAPREF refinery** in South Africa, a Shell joint venture (Group interest 50%) (page 27).

Meeting the energy challenge

A year of acquisitions
Enterprise Oil was bought, boosting production in the North Sea and bringing forward our first oil production in Brazil to 2003.



Enterprise Oil

Enterprise Oil's Nelson platform in the North Sea.

Pennzoil-Quaker State Company, the leading marketer of passenger car motor oils in the USA, was acquired, making Shell a global leader in lubricants.

Shell completed the acquisition of Texaco interests in the **Equilon** and **Motiva** joint ventures in the USA, the latter in conjunction with Saudi Refining Inc. A major programme to rebrand Texaco stations to Shell has been launched and integration and best practice sharing with the rest of Shell are being actively pursued.

Shell purchased its partner's 50% share in the **Shell and DEA Oil** joint venture, which has interests in five refineries – including two which are integrated with ethylene crackers – and some 3,000 service stations in Germany.

Shift to gas
Go ahead was given for a $3.5 billion (Group interest 25.6%) investment to expand the **Nigeria Liquefied Natural Gas** (NLNG) project (page 20).

In Venezuela, Shell was chosen to partner with PDVSA and Mitsubishi Corporation in the planned $2.7 billion **Mariscal Sucre LNG project**.

The **North West Shelf** Joint Venture in Australia (Group interest 22%) was selected to supply over three million tonnes a year of LNG to China through the Guangdong LNG terminal.

Plans were announced to study the feasibility of a **world-scale Gas to Liquids plant in Qatar**, to produce up to 140,000 barrels per day of super-clean oil products from natural gas (page 20).

China
Negotiations moved ahead on the **West-East gas pipeline project** to bring gas to China's fast-growing coastal cities. Together with the UN Development Programme and PetroChina, Shell conducted a social impact survey along the 4,000km route of the proposed gas pipeline (page 42).

Go ahead was given to start building the $4.3 billion (Group interest 50%) **Nanhai petrochemicals complex**. An environmental and social impact assessment based on international standards has been published (page 42).

A contract is being negotiated with **Sinopec** to establish a joint venture retail network of some 500 stations in Eastern China.


West-East gas pipeline project, China.

Tomorrow's energy today
An additional 100 MW of **wind energy** generating capacity was acquired in the USA, bringing our total to 240 MW globally.

Shell Solar became one of the **world's largest solar photovoltaic businesses**, with 13% market share, after buying out the remainder of its joint venture with Siemens and E.On. Tough market conditions and product oversupply led to a decision to close production capacity in the Netherlands and Germany.


Shell Solar supplies additional power for the Munich Trade Fair Centre, Germany.

Shell Hydrogen invested $7 million in a company specialising in **hydrogen purification technology** – vital for future development of fuel cells – and announced plans to build **Tokyo's first hydrogen refueling station** (page 22).

Shell took a 22.5% stake in Iogen Energy – a Canadian company with a **promising technology that could lower the cost of converting plant waste into ethanol** for blending with gasoline to reduce greenhouse gas emissions (page 22).

What we do

We are a global group of energy and petrochemicals companies, operating in over 145 countries and employing more than 115,000 people.

We are best known to the public for our service stations and for exploring and producing oil and gas on land and at sea. But we deliver a much wider range of energy solutions and petrochemicals to customers. These include transporting and trading oil and gas, marketing natural gas, producing and selling fuel for ships and planes, generating electricity and providing energy efficiency advice.

We also produce and sell petrochemical building blocks to industrial customers globally. These go into plastics, coatings and detergents used to make many modern products like fibres and textiles, insulation, medical equipment and components for lighter, efficient vehicles.

Renewables and Shell Hydrogen are small, but fast-growing businesses investing in making renewable and lower-carbon energy sources competitive for large-scale use.

Shell companies do not produce coal or nuclear power.

- Shell companies produce more than 3.5% of global gas and approximately 3% of the world's oil, similar to other major private oil and gas companies.
- We produce 13% of the world's solar panels.
- Every four seconds a plane is refueled by Shell Aviation.
- In that time, 1,200 cars visit a Shell service station.


Oil pipeline
Gas pipeline
Electricity
Feedstock
LNG
Shell
Optimax
Shell
Shell

Exploration and Production
Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons [illegible]e market.

Gas & Power
Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids [illegible]

Oil Products
Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Our strategic direction

We aim to be the world leader in energy and petrochemicals. We intend to deliver **superior total shareholder returns** in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- Growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio
- A gradual shift towards gas as the fuel of choice
- Profitable growth and cash generation in Oil Products and Chemicals
- Development of a material new income stream
- Increased exposure in North America, Asia and offshore Africa.


Shell

Chemicals
Produces and sells petrochemical building blocks and polyolefins globally.

Renewables
Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other activities
Other business activities include: Shell Consumer, Shell Hydrogen and Shell Trading.

How we work

Our values
Our core values of honesty, integrity and respect for people define how we work. These values have been embodied for more than 25 years in our Business Principles (page 49), which since 1997, have included a commitment to support human rights and to contribute to sustainable development. The Principles apply to all Shell employees everywhere. We go to great lengths to ensure they are implemented in all Shell-operated companies. We also actively promote our Principles with joint venture partners, contractors and suppliers.

The corporate scandals of the last year have underlined the importance of not just having core values, but living up to them consistently in practice. Our mandatory Shell-wide policies and standards provide a common framework. We have three Group-wide policies: our Business Principles (which include our no bribes and no political payments policies); our Health, Safety and Environment (HSE) Policy; and our risk and internal control policy to assess and manage business risks. In addition, we have global standards for important areas of our business, covering, for example, governance, financial control and accounting, security, diversity and inclusiveness, environmental management and emissions from our sites, biodiversity, health management and animal testing.

Our internal assurance letter process helps us to monitor whether we are living by our Principles. The executives responsible for each Shell business and country operation must inform our Committee of Managing Directors every year, in writing, whether his or her organisation has acted in line with Group policies and standards. Where not, he or she must describe actions being taken to achieve compliance. This assurance process was further strengthened in 2002. The assurance letters, for example, confirmed that we made no political payments in 2002 and continued to abide by all UN sanctions. We also support and are guided by international initiatives such as the Global Sullivan Principles, the OECD guidelines for multinational enterprises and the UN Global Compact. The actions we have taken to implement the Global Compact's nine principles are described throughout this report (see also **www.shell.com/gcprinciples**).

Tell Shell
"I just wanted to tell a company such as Shell that I understand economical development is important, I understand that business is important and can be positive for humanity, but I'm sincerely not sure that big and prestigious companies such as Shell have understood how critical their behaviour and real actions could be in the next decades."
France

Embedding and integrating sustainable development
We continue to make progress in translating our commitment to contribute to sustainable development into action. Our biggest challenges now are consistent delivery across all of our operations and weaving together the economic, environmental and social strands of sustainable development, rather than addressing each in isolation.

Below are three areas where we made noteworthy progress in 2002. In addition to further anchoring these initiatives in our operations, the priorities for embedding sustainable development in 2003 will be:
- Further developing our sustainable development learning initiative
- Building the skills and processes needed to improve the social performance of our projects (page 37).

Investment proposals for new projects
Before we agree to invest, we require major new projects to meet specific social and environmental criteria. These are:
- **Carbon costs.** We include a financial penalty for emitting greenhouse gases in our standard financial models. By making projects pay for the greenhouse gases they emit, we begin to understand the impact of these "costs of carbon" and design our projects with lower emissions. Our Athabasca Oil Sands Project is an example of how this works in practice (see **www.shell.ca/oilsands**). This process favours the selection of lower carbon projects. In 2002, we extended the use of carbon costs to nearly all investment projects and acquisitions.
- **Impact assessments and plans.** Projects must undertake social, health and environmental impact assessments, including biodiversity impacts, in line with Shell guidance. They must also have plans to protect the environment and manage impacts on local communities. The Nanhai petrochemicals complex in China (page 42), illustrates how this works in practice.
- **Shell HSE standards,** such as no continuous flaring in new projects, must be met.
- **Stakeholder engagement plans** that include all affected or interested parties must be in place.

The focus in 2003 will be on applying these checks consistently, in ways that change behaviour. Awareness and training efforts are being strengthened through our learning initiative (right).


1995
2000
2005
2010 +

Weaving together economic, environmental and social strands – sustainable development is being integrated into key business practices and the appraisal and reward of individual staff.

Appraisal and reward systems

We have made sustainable development count in the evaluation and remuneration of our senior staff and in the appraisal of business performance. Since 1997, we have included environmental or social metrics in the overall Shell scorecard. The scorecard defines how we appraise our business performance and impacts the bonuses of all our senior executives. Our businesses also include sustainable development considerations in their performance scorecards. The environmental and social aspects of sustainable development currently account for approximately a fifth of the Shell scorecard.

In 2002, we redefined the social measures of the scorecard to include:

- our reputation and trust with the general public compared with our competitors, based on our annual reputation tracker survey (page 11)
- our success in attracting and retaining staff, which includes our success in delivering our recruitment, diversity (page 34) and training targets.

We continue to struggle to find meaningful, quantitative measures that can be used for the whole of Shell to measure our social performance in the local communities where we operate.

Sustainable development learning

We are integrating sustainable development more systematically into our leadership development, training and internal communications. The goal is for all staff to understand the concept and its relevance to their jobs, and to have the skills and enthusiasm they need to put sustainable development thinking into practice. In 2002 we took several important steps: We built sustainable development considerations into our executive and senior executive leadership programmes. We increased the focus on sustainable development thinking in our training programmes for new recruits, and for external affairs and HSE staff. We launched our "Sustainable Development Portal", an internal website, which enables Shell people worldwide to share best practice and access our latest sustainable development tools, communication materials and news. We also worked with universities to support the research and teaching of sustainable development in business schools. In 2002, Shell companies funded university chairs in sustainable development in the USA, Philippines, Norway and the UK, including a $3.5 million endowment to create the Shell Center for Sustainability at Rice University in Houston, USA.

Corporate governance
The way in which the Royal Dutch/Shell Group of Companies is governed is critical to ensuring that we live by our core values, serve the interests of our owners and maintain the trust of our partners, employees and wider society. We are committed to the highest standards of integrity and transparency in corporate governance, including the integration of sustainable development into our governance structures and procedures.

Parent Company Boards
Company Boards need to have a balance of executives responsible for managing the company, and non-executives responsible for supervising the management on behalf of shareholders. We are a Group of companies owned by two independent Parent Companies – Royal Dutch Petroleum Company (Royal Dutch), based in the Netherlands and owning 60% of the Group, and The "Shell" Transport and Trading Company, p.l.c. (Shell Transport), based in the UK and with 40% ownership. In accordance with Netherlands practice, Royal Dutch has separate Supervisory and Management Boards. Six of the Supervisory Board's eight current members have had no previous relationship with Shell. In accordance with UK corporate law, Shell Transport has a unitary board consisting of both executive and non-executive directors. The Board has a majority of independent directors. Nine of the current 11 Directors are non-executive. Seven are wholly independent of any other relationship with Shell. For more information on Board membership see **www.shell.com/annualreport**

Joint Committees
Joint Committees exist to assist a company's board in providing robust, independent supervision on behalf of shareholders. For example, our Remuneration and Succession Review Committee advises the Parent Boards on the selection and pay of Managing Directors. The Group Audit Committee reviews our financial results and internal and external audits and advises on the integrity of our financial controls. Our Parent Companies also have a joint Social Responsibility Committee to review our performance in contributing to sustainable development by living up to our Business Principles and following our HSE Policy. All three committees consist only of non-executive directors.

Specifically for the guidance of principal executives and financial officers, a Code of Ethics has been drawn up in conjunction with the Group's Statement on General Business Principles. The Code of Ethics can be found on **www.shell.com/codeofethics**

We continue to look for ways to improve our corporate governance and to evolve in response to shareholder expectations and regulations.

Evolving measurement and reporting
Unlike financial reporting, there are no **established global standards** for measuring or reporting social and environmental performance. We support efforts to develop common guidelines. For example, we are a charter member of the Global Reporting Initiative (GRI), support the greenhouse gas reporting protocol being developed by the World Business Council for Sustainable Development and the World Resources Institute and are working with our industry associations on guidance for the oil and gas industry. In our view, successful guidelines should be specific for each industry sector. Meaningful measuring and reporting should combine quantitative measures with more in-depth reporting on key issues or locations.

In 2002, we continued to improve our own measurement and reporting along these lines.

Key performance indicators (KPIs), quantitative measures of Shell's performance worldwide, remain one cornerstone of our approach. This year we report on 11 of our original 16 KPIs, five more than last year. We have also refined our environment and safety KPIs, highlighting the six global environmental and safety parameters that we think reflect Shell's principal worldwide impacts.

The five new KPIs are based on people's views of our performance. Three (treating staff with respect, diversity and inclusiveness in the workplace, and integrity) focus on staff. They make use of the third Shell People Survey, conducted in 2002 and answered by more than 82,000 Shell employees. The other two new measures (external


2001
Resumen de actividades 2001
Shell CAPSA
UK Report 2001

perception of environmental performance, and overall reputation) come out of our first annual Reputation Tracker survey. This survey measured our reputation in 18 Shell markets with the general public, local special publics (e.g. people in government, the media, universities), global special publics and business partners.

Most of the 11 KPIs now in use are aligned with our Shell-wide scorecard. The financial, environmental, safety and diversity indicators all have quantitative improvement targets.

Of the remaining five original KPIs, two have proven more useful as local tools. We do not expect them to lead to global performance indicators. Our work on a global KPI to measure alignment with sustainable development principles resulted in the Business Alignment tool, which helps individual operations. The tool was used by more than 25 operations in 2002. It will continue to be rolled out in 2003 and is being adapted for use in contracting and procurement. The human rights compliance tool that emerged from our work on a human rights KPI was revised in 2002 and will be field tested in 2003 (page 34). Two more originally planned KPIs (social performance and quality of engagement) have become part of our wider social performance management effort (page 37). We will continue working on the final KPI (innovation) in 2003.

We believe qualitative "**hot spot**" reporting is important to give a meaningful picture of our performance. This involves in-depth case studies on some of the most important issues or site level challenges we face. In 2002, we ran a trial with four cases. All are marked with the following symbol **O⊂O** – Community development in Nigeria (page 38), Shell and BP SA Petroleum Refineries (SAPREF) in South Africa (page 27), resettlement at the Nanhai petrochemicals complex (page 42) and animal testing (page 35). In 2003 we will select our "hot spots" in a systematic and transparent way and report on them in the 2003 Shell Report.

We also see a growing importance for **local reporting** by individual Shell companies. At least 20 Shell companies or projects published their own local environmental or social reports in 2002 (see examples, left). We encourage this trend and continue to look for better ways to report on local impacts.

Tell Shell

"Your only goal (like everybody else's) is short-term maximising of profits. Maybe your brochure is a start, but we need some unbiased, impartial and credible proof that you actually are doing something substantial to combat global warming and environmental decline."
UK

External assurance

Our approach to external assurance continues to evolve alongside our measurement and reporting efforts. KPMG and PricewaterhouseCoopers LLP (PwC) continue to provide assurance over those aspects of the report marked with the symbols as explained on page 44. They also play an important role in challenging the entire text and our thinking on reporting. In addition, we have made further progress on a new assurance model suitable for reporting on "hot spot" case studies. It combines assurance over processes and controls by KPMG and PwC with checks on our actual performance by independent experts knowledgeable on the topic. See **www.shell.com/sustain** for an explanation of the assurance work performed in 2002 on our four "hot spot" cases. This approach will need further refining and streamlining in 2003, but appears to be a promising way to extend our external assurance to individual issues or at specific sites.

Web links for more information

Our policies and standards
Shell Business Principles **www.shell.com/businessprinciples**
HSE Policy **www.shell.com/hsepolicy**
Security Standard **www.shell.com/security**
Diversity and Inclusiveness Standard **www.shell.com/diversity**
Biodiversity Standard **www.shell.com/biodiversity/standard**
Animal Testing Standard **www.shell.com/testing/standard**
Minimum Environmental Standards **www.shell.com/hsepolicy**

Our approach to sustainable development and key issues
Sustainable development principles **www.shell.com/sustain**
Business case for sustainable development **www.shell.com/sustain**
Stakeholder consultation **www.shell.com/workingtogether**
Social performance **www.shell.com/socialperformance**
Environmental management **www.shell.com/hse**
Human rights **www.shell.com/human**
Working in politically sensitive regions
www.shell.com/sensitiveregions
Climate change **www.shell.com/climate**
Biodiversity **www.shell.com/biodiversity**
Business integrity **www.shell.com/integrity**
Globalisation **www.shell.com/globalisation**
Product stewardship **www.shell.com/stewardship**

Reporting
Our "hot spot" approach **www.shell.com/sustain**
Our action to support the UN Global Compact principles
www.shell.com/gcprinciples
Socially responsible investment **www.shell.com/sustain**

The energy challenge – a perspective from UNDP

Mark Malloch Brown, Administrator of the United Nations Development Programme, reports on the challenge of providing access to modern energy for the 40% of the world who live without it.



Look at the limits of conventional energy services. Despite the enormous progress industry and governments have made in recent decades in expanding electricity and the use of cleaner fuels, over a third of humanity – more than two billion men, women, and children – remain dependent on traditional biomass such as firewood, agricultural residues and charcoal. Indeed, many of the world's very poorest countries rely on such fuels to meet as much as 85% of their total energy consumption. This not only has a high toll on human health and the local environment, but often damaging social effects. An example is the withdrawal of girl children from school to collect firewood with a devastating impact on female literacy and broader development.

Recognising these problems, at the World Summit for Sustainable Development in Johannesburg last year, the critical role of energy services in helping meet the Millennium Development Goals – an ambitious plan for development unanimously agreed by world leaders at the United Nations Millennium Summit with the overarching goal of halving extreme poverty by 2015 – was explicitly acknowledged for the first time (see table, right).

There was wide agreement that reaching nearly all the targets – from primary education to gender equality – will require much greater volumes and quality of energy, particularly the services electricity provides. But ensuring that these are delivered in both sufficient volume and with proper regard to environmental impact, will require the full engagement of the private sector and the development of innovative private-public partnerships, incorporating both business and civil society.

The United Nations Development Programme, the UN's global development network, has made energy and the environment one of our six core priorities across the 166 countries where we work. In this context we see two broad challenges: first, the provision of electricity to the 2 – 3 billion people living far from electrical grids or who only have sporadic access to electricity due to instability in electricity supply; second, expanding access to cleaner fuels and more efficient technology to generate heat for services such as cooking, agricultural processing and home heating.

The practical obstacles cannot be underestimated – but nor can the real opportunities, particularly for companies and governments with the vision and commitment to try to seize them. We are not talking simply about improving quality of energy delivery in environmental terms – such as through the increased used of renewable energy, decentralised or "off-grid" electricity systems and the adoption of modern, efficient and cleaner fossil fuel and hybrid systems – but also improved technology and fuels to meet specific human needs based on local economic and social conditions.

There are many ways to reach these goals ranging from introducing cleaner, smaller conventional and hybrid electricity generation units in developing countries to meet decentralised demand, to making cleaner fuels like Liquefied Petroleum Gas (LPG) and modern bio-fuels more available, affordable and accessible to meet consumer heating and cooking needs, as well as to "fuel" job creation and productive employment. But all of these solutions require many different inputs from development of appropriate technologies to the provision of financing schemes and consumer credit systems that make them available to poor consumers and small business. That requires both an engaged, entrepreneurial and fully transparent private sector, as well as smart public policies that prioritise access to energy services through appropriate regulations and legislation.

We are also talking real partnerships: Shell and others in the private sector innovating affordable locally relevant solutions; local consumer and civil society groups being deeply involved in local energy distribution approaches that ensure both access for the poor and conservation; and governments, often with limited administrative capacity, that nevertheless create a policy environment that both keep energy affordable for the poor consumer while ensuring the energy producer the return necessary to stay in business.

In the long-run, modern energy services, particularly those generated by electricity, are indispensable for everything from productive employment to the provision of social services in schools and health centres. The fact is poor people are energy consumers and do pay for energy services. In many places they pay more per unit of electricity generated from dry cell batteries, or per volume of heat from traditional fuels, than do people with higher incomes. This is because there is often little choice in what fuels and services can be purchased locally.

Millennium Development Goals

Goal	Target
1	Eradicate extreme poverty and hunger
2	Achieve universal primary education
3	Promote gender equality and empower women
4	Reduce child mortality
5	Improve maternal health
6	Combat HIV/AIDS, malaria and other diseases
7	Ensure environmental sustainability
8	Develop a global partnership for development

For more details on the Millennium Development Goals, visit **www.undp.org/mdg**

The challenge is to get more energy to more people in ways that are both affordable and environmentally sustainable. If the world is to meet the Millennium Development Goals and make the term "sustainable development" a reality rather than an aspiration, it is a challenge we cannot afford not to meet.

For information on UNDP energy activities visit **www.undp.org**



More than two billion people still cook with traditional fuels.

The energy challenge – our response

How can the world deliver all the energy needed for development over the next 50 years without pollution levels that damage health, blight local environments and threaten vital natural systems? For Shell, helping to meet this challenge is at the core of our contribution to sustainable development.

The challenge has three main parts:

Providing access to modern energy for the poor

As Mark Malloch Brown describes (page 12), poverty and a lack of modern energy go together. The world needs to:

- Provide reliable electricity to the two billion people without it
- Make modern fuels like LPG available to over two billion people using traditional fuels
- Spread cleaner, safer technology for using traditional fuels.



Today Shell is:

- Building markets for solar power, for example through our commercial rural solar power business (page 23)
- Growing our LPG business, for example in Sri Lanka (page 31), and providing kerosene for domestic use
- Helping tackle the health effects of traditional fuels (page 40).

Find out more

Our long-term energy scenarios describe two possible routes to a sustainable energy system (see **www.shell.com/scenarios**).

Meeting growing demand for fossil fuels while reducing environmental and social impacts

By 2050, we expect the world to double its energy demand. Developing countries will need five times more. Fossil fuels will remain important, but people are unlikely to tolerate increased pollution, the burden of extra infrastructure and the possible effects on the climate. The world needs to:

- Deliver the extra energy needed
- Minimise the environmental and social impacts from extracting and delivering fossil fuels
- Ensure local communities benefit from energy production
- Increase energy efficiency
- Market more natural gas and develop cleaner transport fuels.



Today Shell is:

- Continuing to explore for and produce oil and gas
- Working to develop new gas markets in fast-growing regions (page 20)
- Reducing the environmental impacts of its operations, for example by cutting emissions and discharges (pages 24 to 27)
- Lowering the environmental impact of producing oil from oil sands (see **www.shell.ca**)
- Working with others to better manage the social impacts of its global operations, for example in China (page 42), Nigeria (page 38) and South Africa (page 27)
- Introducing cleaner transport fuels (page 22).

At Shell's Middle Distillate Synthesis plant in Malaysia, waste synthesis gas that was previously emitted, is now used to fire the steam boilers, significantly reducing gas consumption and flaring. Photograph by **Jan Zander, Shell MDS Sdn bhd, Malaysia.**

Shifting towards a low-carbon energy system

The world needs low-emission and low-carbon energy. It will take more than a decade before alternatives with large-scale potential (solar power, fuel cells and bio-fuels for transport) can compete effectively. It will take another several decades before they deliver a large share of our energy. The world needs to:

- Reduce the cost of alternatives like solar (now at least 10-times more costly than electricity from fossil fuels or nuclear)
- Prepare the distribution infrastructure, regulations and markets
- Find ways to capture greenhouse gases from fossil fuels cheaply
- In the meantime, use more natural gas and affordable wind power.


Biodiesel
Hydrogen

Today Shell is:

- Working to reduce the costs of solar power (page 23)
- Supporting the development of hydrogen fuel cells and the necessary fuel infrastructure (page 22)
- Looking for cheap ways to capture greenhouse gases from fossil fuels (page 30)
- Bringing more natural gas to market (page 20)
- Expanding its wind power business.

Our performance




SCHOOL BUS
825-840

Economic performance
- Earnings of $9.2 billion
- Return on average capital employed (ROACE) of 14%
- $25 billion of capital investment, including $11 billion in key acquisitions
- Highest hydrocarbon production in recent history of 4 million barrels of oil equivalent per day
- Motorists rank Shell top brand for sixth year running

Environmental performance
- 2002 greenhouse gas emissions reduction target met
- Phase out of continuous gas venting nearly completed
- Improved spills performance

Social performance
- Mixed performance on safety
- Highest overall reputation within the energy sector
- Increasing involvement in international public-private partnerships
- More staff feel respected by Shell
- Progress towards senior leadership gender target

Tomorrow's generation – Children from a local school learning about Shell's White Deer Wind Park in the USA. Photograph by **Hugh Yendole, Shell Wind Energy, The Netherlands.**

Generating robust profitability

Successful financial performance is essential to our sustainable future and contributes to the prosperity of society. We seek to achieve robust profitability by improving ROACE, delivering projects, establishing new legacy assets and ensuring capacity for dividend growth.

Financial performance

We firmly believe that contributing to sustainable development improves our financial performance. In 2002, Shell had full year adjusted earnings (on an estimated current cost of supplies (CCS) basis excluding special items) of $9,218 million, 23% lower than in 2001 (graph 1). It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA. Oil prices were higher than in 2001. The price for Brent crude averaged $25.05 per barrel, slightly up from $24.45 in 2001. However, refining margins were at their lowest for a decade. Profit margins in our petrochemicals business remained poor, well below their mid-cycle levels. Despite these conditions, the Group generated an operational cash flow of $16.4 billion and delivered a return on average capital employed (ROACE) of 14%, which compares favourably with industry peers (graph 2). ROACE is the industry standard to measure how profitably a company uses its assets.

Investment and divestment

Directing our capital to where it can generate the highest return remains a top priority. We include social and environmental considerations when we decide where to invest to ensure that returns are truly sustainable over the lifetime of our projects (page 8).

In 2002, we invested $25 billion, our highest investment level in recent history. $14 billion was spent on organic growth and $11 billion on four key acquisitions: We completed the acquisition of Texaco's 44% interest in Equilon, to become that company's sole owner and, with Saudi Refining Inc., acquired Texaco's interest to become joint owners of Motiva. We also completed the acquisition of Pennzoil-Quaker State. Together, these two transactions are an important step for Shell in improving its downstream position in the USA and strengthening its global Oil Products portfolio. We entered into a refining and marketing joint venture (50:50) with RWE-DEA in Germany in January 2002, and in July, took ownership of 100% of the venture, though payment has been deferred until a year later. In June, we completed the acquisition of Enterprise Oil, boosting production in the North Sea and bringing forward our first oil production in Brazil to 2003.

Financial position and reserves

Although we undertook significant investment and acquisition activity in 2002, we can pride ourselves on a very strong balance sheet and financial position. We continue to hold the triple-A credit rating we have had since 1990. Group capital employed, the accounting measure for the amount of assets operated by the company, grew by 28% to $83 billion. $14 billion of this growth stems from our 2002 key acquisitions, including the effect of acquired debt. At the end of 2002, we had $1.6 billion in cash on hand, while our debt as a percentage of our capital employed was 24% (within our target range of 20–30%).

1 Royal Dutch/Shell Group of Companies adjusted CCS earnings

$ million


5,146
7,093
13,111
11,984
9,218
98
99
00
01
02

Earnings on an estimated current cost of supplies (CCS) basis, excluding special credits/(charges).

2 Return on average capital employed (ROACE) for oil majors*

%


25
20
15
10
5
0
98
99
00
01
02

■ Shell

Competitor range (BP, ChevronTexaco, ExxonMobil, Total)

* Shell ROACE figures are calculated as CCS earnings plus the Group share of interest expenses after tax, as a percentage of the Group share of average capital employed. The figures for other oil majors are Shell estimates based on publicly available information, which may have been prepared on

3 Cash flow provided by operating activities

$ million


14,729
11,059
18,359
16,933
16,365
98
99
00
01
02

With energy demand set to double by 2050, and alternatives decades away from being competitive on a large scale, we continue to grow our oil and gas reserves. We have proven oil and gas reserves equivalent to more than 13 years of current production. We expect our production capability to grow by an average of 3% per year. Our oil production increased by 7% compared with 2001. Gas production, which we see as a strategic bridge to a lower carbon future, grew by 5%. We added 1.17 barrels to our oil and gas reserves for every barrel we produced.

Tell Shell

"Presumably directors and managers should be working to the best of their abilities at all times. I therefore see no need for their financial enhancements at a time when profits and share prices are falling whatever the cause."
UK

Dividends and shareholder return

In 2002, Royal Dutch and Shell Transport grew their dividends by 3.6% and 3.0% respectively, in line with local inflation (graphs 5 and 6) and our long-standing dividend policy. It was the second year of our share buy back programme, resulting in us returning $1.3 billion in cash to shareholders in 2002.

It was a terrible year for stock markets. In absolute terms, Royal Dutch and Shell Transport declined 26% and 13% respectively. However, the two stocks showed strong relative performance, outperforming the national indexes, with total shareholder returns in the 1993–2002 period of 12% and 13% per year respectively.

Building our business in the Middle East



Nejib Zaafrani, Regional Vice President, New Business Development, Middle East, reports.

Two thirds of global oil reserves and one third of gas reserves are here in my region, the Middle East. The emerging potential for gas is particularly exciting. With oil production capped by OPEC, gas exports can increase the region's revenues, further its development, and contribute to a lower-carbon future. But these are turbulent and worrying times for the region. As a company that has been active in the Middle East for more than 90 years, we continue to take a long-term perspective and are determined to maintain momentum. Shell chemicals, lubricants and fuels are widely available across the region. Shell is involved in oil production in Egypt, Iran, Oman, Syria and UAE. Shell's share of Middle East oil production delivers more than a fifth of Shell's global oil production. I help Shell pursue new oil and gas opportunities in Abu Dhabi, Kuwait, Libya, Qatar and Saudi Arabia. In my 24-year experience, Shell has consistently been a valued partner in the development of societies where we operate – making considerable efforts to transfer technological know-how, support local businesses and build new skills. Nearly 90% of our 6,400 employees are local, and today, 85 staff are like me – people from the region furthering their development by working for Shell abroad. Wherever we work, we respect local cultures and emphasise diversity. When we work with national oil companies and other partners, we are clear about our Business Principles, including our commitments to sustainable development and human rights. We actively promote these principles and uphold all international conventions. In doing so, I believe we make a useful contribution to development throughout the region.



4 Total shareholder return* 1993 – 2002
% per year



17.59 BP
16.27 Total
13.05 Shell Transport
12.07 ExxonMobil
11.73 Royal Dutch
10.43 ChevronTexaco
0 5 10 15 20 25

* Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for Total, ChevronTexaco and ExxonMobil before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

5 Royal Dutch Petroleum Company dividend 1993 – 2002
indexed, 1992 = 100



220
200
180
160
140
120
100
93 94 95 96 97 98 99 00 01 02

Royal Dutch dividend growth
Dutch inflation expressed as annual growth of the consumer price index measured by CBS. Source: Bloomberg (ticker NECPI Index).

6 The "Shell" Transport and Trading Company, p.l.c. dividend 1993 – 2002
indexed, 1992 = 100



220
200
180
160
140
120
100
93 94 95 96 97 98 99 00 00 02

Shell Transport dividend growth
UK inflation expressed as annual growth of the consumer price index measured by Eurostat. Source: Bloomberg (ticker CPALUK Index).

Natural gas – our bridge to the future



Linda Cook, Chief Executive of Shell Gas & Power, reports.

Like many people, I am convinced that natural gas will be an important bridge to a cleaner, lower-carbon energy future. It may take 20 years or more before alternative sources of power or heat, like solar energy, become competitive. In the meantime, demand for electricity will have nearly doubled and we will need a clean, affordable fuel to meet this growth. This is where gas will be critical in bridging the gap. Oil will however, continue to meet the growing demand for transport fuels for the foreseeable future, with gas a promising source of hydrogen in cars if fuel cells replace conventional engines.

Why is gas the bridge? Because it is convenient, cost competitive, relatively abundant, and the cleanest burning fossil fuel. It is already the fuel of choice for the power industry, for both environmental and economic reasons.
A combined cycle gas-fired power plant generates as little as half the carbon emissions of a modern coal-fired plant. We see global demand for gas doubling over the next 20 years. Making this a reality requires large investments by energy companies and support from governments. Gas is often found long distances from markets, requiring expensive pipelines or special facilities to liquefy and transport it. It also requires us to address safety, local environmental and social impacts.

Shell's gas strategy

We are committed to growing our gas business aggressively and profitably. To be allowed to grow, we must work together with stakeholders to minimise environmental impacts and ensure our activities benefit those communities involved. Whether we are producing gas near an endangered whale population off Sakhalin Island in Russia or in an area with local communities in the West of China, we need to meet the sustainable development challenges head on. We are expanding in new and established markets, building on our leadership position in liquefied natural gas (LNG) and developing new, more efficient and cost effective technologies.

Developing new and growing established markets

We are helping develop gas markets in the Asia Pacific region. Our efforts in China are discussed on page 42. We are also continuing to explore for new gas reserves to grow our production, for example in the US Rocky Mountains and in Canada. We are continuing to grow our business in liberalising European markets and in North America, including increasing access to imported gas via pipelines and LNG.

Strengthening our lead in LNG

Liquefying natural gas enables us to deliver cleaner energy to distant markets. Our new LNG project on Sakhalin Island will supply key markets in Asia Pacific. Our project in Venezuela will supply markets in the Atlantic Basin. To access growing markets in India, we are constructing a LNG re-gasification terminal in Hazira. Our joint venture in Nigeria contributes to reducing flaring by capturing the gas produced from remote oil fields and turning it into saleable LNG for customers in Europe and the USA. Our developments in liquefaction technology have halved unit capital costs and increased efficiencies in energy used over time. Work done in 2002 by one of our joint ventures in Australia, in conjunction with the Rocky Mountain Institute, indicated the potential for further reducing energy use profitably.

Gas to Liquids technology

Producing ultra-clean liquid fuels is a further option to capture the environmental benefits of natural gas. Our Gas to Liquids plant in Malaysia has been in operation since 1993. We are pursuing prospects for building world-scale facilities, with particular focus on the Middle East. We are also working with the automotive industry and heating equipment manufacturers to fully capture the fuel's environmental benefits and anticipated efficiency improvements. Increasing process energy efficiency is of particular interest. Our R&D efforts aim to minimise the impact on global warming.

Further information

Find out more about our gas business at **www.shell.com/gas**


N
G

Delivering value to customers

Customers are the lifeblood of our business. We seek constantly to strengthen existing customer relationships and develop new ones. We strive to meet and exceed customer expectations by designing and delivering highly attractive and innovative products and services.

Serving consumers

Every day, we serve more than 25 million customers in more than 100 countries with transport fuels and convenience goods through our retail outlets. We have twice as many service stations as McDonald's has restaurants and the largest retail network under one brand in the world. In 2002, for the sixth year in a row, Shell was the preferred energy brand for private motorists in the 50 countries surveyed in our Shell Global Brand Tracker research. Shell led in 30 countries, 10 times more than our nearest global competitor, and was placed second in another 10 countries (graphs 7 and 8).

We provide consumers in both developing and developed countries with a wide range of other energy services, from fuel cards, vehicle lubricants and servicing (via Shell autoserv) to home heating oils and gas, home energy advice and "green" electricity.

Tell Shell

"I shall be purchasing Shell fuel since I read your advert in the Harvard Business Review. My priorities have changed since understanding the concept of global sustainability and I now choose my vehicles according to emissions and economy instead of acceleration performance."
Unknown

Serving business

Our one million commercial and industrial customers trust us to provide them with a wide range of energy and petrochemical products from the more than 50 refineries in which we have a stake, our petrochemicals plants, gas plants and distribution networks. We deliver:

- transport fuels and lubricants, for trucks, ships and planes. Shell supplies 14% of the world's jet fuel at 700 airports.
- products for manufacturing and construction, including full factory lubrication and maintenance services, petrochemicals to make plastics for vehicles, packaging, construction and insulation, and bitumen to surface roads and roofs.
- power generation fuels, as the world's largest private provider of LNG and a marketer of pipeline natural gas.

The big growth markets for lubricants are China, India and Russia and Shell is aiming to invest more there. Developing and transition countries are among our fastest-growing fuels markets, as economic development drives up demand for mobility and energy.

Innovative products and services

We are constantly looking to improve our products and services to better meet changing customer needs. This has led us to introduce tailored fuel brands such as Shell Pura™, Shell Optimax™ and Shell V-Power™ into 46 markets as diverse as Thailand and the Netherlands. These fuels have been designed to meet specific customer demand for reduced environmental impact or improved engine performance (see Fuels of the Future story, page 22). It is also why we are testing automated service stations in Finland and France that halve the amount of time it takes to refuel. Shell also helped to launch OceanConnect, an online brokering service for marine fuels trading. This drive for innovation has also led us to extend our range of consumer products,

7 Brand share of preference 2002
First preference
number of countries



Other 13
Shell 30
Texaco/Caltex 1
Mobil 0
Esso 3
BP 2

8 Brand share of preference 2002
Second preference
number of countries



Shell 10
Other 19
BP 6
Esso 4
Texaco/Caltex 6
Mobil 6

and services to industrial and commercial customers. For example, we now trade greenhouse gas emission credits via Shell's Environmental Products Trading team. We sell pure carbon dioxide, full factory maintenance services and energy advice (Shell Energy, Coral and Energise™) to industrial users, to help them save money and reduce their emissions.

Tell Shell

"Having been a former Shell dealer, I am glad to see the company moving into the renewable energy systems. I would encourage the company to aggressively research and develop a practical fuel cell that would utilize hydrogen to produce the electricity that we, as a nation and world, need."
USA

Competition and fuel pricing

In line with our Business Principles, we support the spread of competitive markets and seek to compete fairly and ethically, and within applicable competition laws. Competition laws are complex: complying with them requires training and constant vigilance. In 2002, we produced "Competing Fairly – an Antitrust Primer for Shell Staff", to help our people in this area. It has been distributed to Legal Counsel and Country Chairs*. It is also distributed to staff in compliance training sessions and is available on our internal website.

We continue our efforts to be transparent about pricing and explain fluctuations in fuel prices to our customers, making clear how dependent gasoline prices are on taxes, world oil prices and the strength of the US dollar, and on local competitive conditions. For example, our fuel pricing website in Australia lets customers compare daily pump prices at the Shell stations in their neighbourhoods drawn from more than 900 of our stations across the country (see **www.shell.com.au/petrolpricing**).

In 2002, we were either found guilty or settled out of court in two competition cases involving allegations of gasoline price fixing with other energy companies. In the US State of Hawaii, a pending lawsuit on gasoline pricing practices against four retail gasoline companies was settled and Shell paid $5 million to the State. In the Czech Republic, we were fined approximately $2 million. This decision is being appealed.

Fuels of the future



Mark Gainsborough, Leader of Shell's Future Fuels Strategy, reports.

The demand for mobility, especially with the private car, goes on rising. Environmental concerns continue to grow, but there is no single, quick way to make transport emission-free. So we're pursuing many different options. We believe that, for the next decade, the biggest environmental gains can be made by increasing the use of modern engines and cleaner conventional fuels. Today's diesel and hybrid engines (electric/internal combustion) can cut a car's greenhouse gas emissions by 20 – 30%. Reformulated gasoline and diesel, containing less sulphur, significantly reduce the emissions contributing to local air pollution, and improving engine efficiency and performance. In some cities, compressed natural gas and LPG can also help. The challenge for us is to increase market penetration of these cleaner fuels.

We are also increasing our efforts to commercialise fuels from crops (bio-fuels), that can be blended with gasoline or diesel to reduce emissions further. In 2002, we bought a $29 million stake in Iogen Energy, a small company with a promising technology that could narrow the cost gap between bio-fuels and gasoline. Producing ultra-clean diesel fuel from natural gas – Shell Gas to Liquids – is another option we are pursuing.

Longer-term, hydrogen holds a lot of promise. Today, fuel cells running on hydrogen cost much more than conventional engines. Reducing costs and building the fueling infrastructure will take time. Shell Hydrogen is supporting hydrogen fuel cell development on many fronts, including participation in the California Fuel Cell Partnership, in the first hydrogen refueling station in Tokyo (to open in 2003) and in Iceland's vision to become the first hydrogen economy. Find out more at **www.shell.com/hydrogen**


Biogas
Etanol/El

Ethanol and biogas on sale in Stockholm. The clean burning biogas is made from purified methane from the city's sewage and powers many municipal vehicles.

* One manager acts as the senior representative of the Group and is called the "Country Chair" in a country or group of countries, whether or not he or she is actually chairman of the local companies.

Shell Solar's rural operations



Damian Miller, Director of Rural Operations for Shell Solar, reports.

Photovoltaic (PV) panels turn sunlight directly into electricity, safely and with no emissions. For most of the estimated two billion people without access to modern electricity and living in villages "off-grid", PV is practical, and for governments, one of the cheapest ways to deliver electricity. And with access to power, come many benefits – light at the flick of a switch, cleaner indoor air, extra hours for study or work, connections to the world for example via television, radios and phones.

Shell's commitment to off-grid solar

Shell is committed to building a profitable business from selling, installing and servicing PV systems in off-grid rural areas, as one part of its overall PV strategy. Many more of our panels are used in projects connected to the grid. But the off-grid market has real growth potential, as more governments focus on bringing electricity to the rural poor.

The practical challenges

Our rural PV projects are small, but fiendishly complex. After four years in the field, our people know all about the challenges. The first is establishing a local presence in remote areas. Then there's payment. The PV system has to be paid for by customers with no bank accounts and little cash. Effective partnerships are needed with local credit providers to ensure customers can pay for their systems in small installments. Finally there is basic logistics. Cash and PV systems have to be moved between branches and customers without going astray, often with no phones or roads.

Making it happen

With perseverance and support from partners, we've already achieved a lot. Over the past four years we have launched operations in Sri Lanka, India, Philippines, China and South Africa, making us one of the world's largest rural solar retailers. We have invested more than $10 million, established more than 35 remote rural "Shell Solar Centres", created more than 600 local jobs and connected more than 23,000 customers (with plans to double this number in 2003). In Sri Lanka (picture right), for example, we have sold roughly 15,000 systems in three years and broken even financially. Our presence has helped spawn a local industry. We now have three Sri Lankan competitors.

The Sri Lankan business succeeded because of grants from the Global Environment Facility (GEF) and credit for our customers from SEEDS – a local micro-finance organisation. Sellers received $100 on average for every PV system installed, which helped reduce the price of systems and offset the cost of setting up in remote areas. And while few customers have $500 to buy a solar system, many can afford a $100 down payment and roughly $10 per month over five years. With both sellers and credit available, a competitive market flourished.

A call for action

Rural solar's potential remains largely untapped. If realised, it would improve many more people's lives, and dramatically increase the demand for solar panels, driving down the cost of making them.

We are calling for a concerted effort by governments, international agencies and the solar industry to develop this market. At the World Summit on Sustainable Development, we lobbied for the launch of a "One Million Solar Homes Fund". In partnership with the GEF, this has now grown into the "Five Million Fund", which aims to provide five million people with some form of renewable electricity within five years.

Following the Sri Lanka model, the Fund would provide per connection grants – $150 million in total – and support the establishment of credit facilities. Shell would then aim to connect 150,000 homes, with other, hopefully local, companies connecting the rest. The GEF has indicated its intent to provide $60 million in grants for off-grid renewable energy, and discussions are underway with other donors.

Further information

Find out more about our solar business at **www.shell.com/solar**

"In India, Shell Solar is unique among PV suppliers in going all the way to the customer's door step, with quality products and after-sales service; and we are proud of it."

N.P. Ramesh, General Manager, Shell Solar India





Protecting the environment

The natural environment supports all human activity. We continually look for new ways to reduce the environmental impact of our operations, products and services throughout their life.

Finding effective ways to reduce our environmental impacts also makes us more competitive. We made good progress in 2002, beating our reduction targets for greenhouse gas emissions, gas flaring and spills.

HSE data presentation for 2002

During 2002, new acquisitions (page 5) have made a material difference to the HSE data we report. For clarity and comparability, we report our 2002 data in two ways:

- **Old portfolio**: includes data from the operations we controlled at the start of the year, to see if we met our 2002 targets. Unless otherwise specified, we report on this basis, below.
- **New portfolio**: actual data from all operations for the time that they were under our operational control. New portfolio data are shown in the relevant graphs.

In 2002, we started to integrate Group HSE reporting systems at the new acquisitions. The work is not yet complete. The data from the acquisitions have therefore not been subject to assurance, but will be included in the 2003 assurance process.

Our 2002 reduction targets were based on the old portfolio. We have set new improvement targets for 2003 and 2007 for flaring, spills and energy efficiency based on the new portfolio. We have also restated our 1990 greenhouse gas (GHG) baseline (see page 45) and set out our 2010 climate change goals (see below and page 28).

Environmental Key Performance Indicators

Global Warming Potential (GWP)

Responding effectively to climate change is strategically important to our business. Our response begins with reducing GHG emissions from our own operations. We beat our target to reduce emissions to 10% below our 1990 baseline in 2002. We achieved the reductions from our 1990 baseline by:

- Almost eliminating continuous venting of gas during oil production. This made up more than half the reduction. Our target to end continuous venting by 2003 was met by all but our Brunei operation, which will stop the practice in 2003.
- Reducing continuous flaring of gas during oil production (see below). This made up most of the remaining reduction.

We also improved our energy efficiency, but in refining this was largely offset by the extra energy needed to produce cleaner gasoline and diesel.

Compared with 2001, emissions were also lower because of reduced throughput in our refineries, lower oil production levels and corresponding flaring in Nigeria. Our future target is to manage GHG emissions so that they are still 5% or more below the 1990 baseline by 2010 (graph 10). We intend to achieve this, even while we grow our business.

Flaring

We met our 2002 target to reduce flaring by 22% (see graph 11). Most of this improvement was due to lower oil production in Nigeria (primarily because of OPEC quotas). We also increased the amount of associated gas sold to make LNG or for use in power plants, rather than flaring it. Much of this increase came in Nigeria where we have

9 Reduction in Global Warming Potential*
million tonnes CO_2 equivalent


114
103
99
101
103
94
103
106
90 baseline not assured
98
99
00
01
02
02 target
02

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

* see Flaring.

10 Global Warming Potential targets
million tonnes CO_2 equivalent


123
115
117
90 baseline restated
03 projection
10 target

made significant investments in gas gathering for Nigeria LNG. Our long-term target is to stop continuous flaring by 2008. Our programme to improve data quality in Nigeria is on track, but we recognise that uncertainties remain. In 2002, we began to measure the volume of gas flared. Further comparison between metered and calculated data is required and the final outcome of the programme will be reported next year. We do not believe that the remaining uncertainties impact our conclusion that we met our 2002 GWP reduction target.

We were the first company to support the World Bank's Global Gas Flaring Reduction Initiative, launched at the 2002 World Summit on Sustainable Development (page 43). We have seconded a senior executive to work on the initiative full-time (see **www.ifc.org/ogmc/global_gas.htm**).

Tell Shell

"In the early 1960s, I was always puzzled by pictures of oil installations showing gas flared off continuously. It always struck me as the most appalling waste of a source of energy that must have a commercial value... I write with considerable puzzlement that the practice is still continuing and will not be completely phased out until about 2008."

UK

Spills

Spills of crude oil, oil products or chemicals can unnecessarily impact the environment, erode stakeholder trust (see case study on SAPREF, page 27) and are a waste of money. In 2002, our spills were the lowest since we started reporting in 1996, beating our 2002 target and improving significantly on our disappointing performance in 2001 (see graph 12). The main improvement came in our Exploration and Production business, where the volume of spills attributed to sabotage in Nigeria was reduced by more than 50%. Nevertheless, we still had more than a thousand spills. The largest was the loss of 450 tonnes of oil as a result of a collision involving a Shell-contracted barge in Singapore harbour. Our new long-term target means a reduction of more than a third in 2007. This will be achieved primarily through further upgrading of our pipeline systems and continued engagement with communities to reduce spills from sabotage.

External perception of environmental performance (New KPI)

For the first time we report on the perception of our environmental performance by external stakeholders, using the new Reputation Tracker survey (page 11). Respondents were asked to assess Shell's overall "environmental responsibility" and our performance in specific areas (e.g. minimising impacts from our operations, offering cleaner fuels and developing renewable energy). Environmental responsibility was found to be one of the top three factors in deciding a company's reputation, but one of our, and our industry's, lowest scores. However, against our main competitors, Shell scored highest in this area, with approximately one quarter of all respondents around the globe ranking us "the best" or "one of the best companies". We will report our ranking again next year and are analysing the results to identify areas where stakeholders want us to focus our improvement effort.

Other parameters

Ozone-depleting substances

Certain halocarbons (such as chlorofluorocarbons – CFCs – and halons) damage the ozone layer in the upper atmosphere. The production of these gases is being phased out globally. As part of our Minimum Environmental Standards, we will phase out our use of them as well.



11 Flaring Exploration and Production*
million tonnes
8.9
9.1
8.1
9.3
10.3
7.6
8.0
7.6
10.1
3.8
97
98
99
00
01
02
02
target
02
03
07
targets
old portfolio
new portfolio (including new acquisitions, assurance not provided)
* see Flaring.
12 Total spills
thousand tonnes
19.3
13.2
18.7
9.9
17.8
6.6
8.5
7.4
6.5
4.8
97
98
99
00
01
02
02
target
02
03
07
targets
old portfolio
new portfolio (including new acquisitions, assurance not provided)
sabotage (assurance not separately provided)

Protecting biodiversity



Andrea Athanas, seconded to Shell for two years from The World Conservation Union (IUCN), reports.

Challenges

Our mission at The World Conservation Union (IUCN) is to encourage and assist societies to conserve the integrity and diversity of nature and ensure natural resources are used in a fair and ecologically sustainable way. Biodiversity is IUCN's business.

Energy companies impact biodiversity directly through land use and pollution or indirectly through the use of their products. The purpose of my secondment is to work with Shell to minimise its impacts on biodiversity and to identify opportunities for it to play a positive role in biodiversity conservation.

Progress

Shell is the first energy company to establish a Biodiversity Standard. It commits all Shell companies to respect protected areas, maintain ecosystems and contribute to conservation.

Shell has shown it can meet this Standard in projects from Gabon in Africa to the Stanlow refinery in the UK (photograph, right). But I have also seen operations where Shell is struggling to deliver. That tells me Shell has a lot of work to do, particularly in joint ventures and acquisitions, before it can apply its Standard everywhere.

I have been working to develop tools, which integrate biodiversity into Shell's business practices. In 2002, I helped create a system to warn planners when projects are in or near sensitive environments, integrated biodiversity into Shell's internal guidelines for assessing the environmental impact of its projects, and developed a management primer to introduce managers to biodiversity issues.

Shell has successful partnerships with conservation organisations, such as IUCN, the Smithsonian Institution and Fauna and Flora International. For example, Shell is working with IUCN in the Energy and Biodiversity Initiative (EBI), a collaborative project between four energy companies and five conservation organisations. The results of this collaboration will be shared with others in the energy industry in 2003.

Protected areas

Shell and the rest of the energy industry need to go further and commit not to explore or extract oil and gas from the most sensitive areas of the world. The conservation community has worked for over a hundred years to create a global network of areas protected because of their natural or cultural value. We are seeking to shield the most sensitive parts of that network from the impacts of industry.

I understand that Shell needs to think carefully before making such a step. I have been helping Shell understand whether this would significantly limit its current operations and future business plans. I have also been helping to increase understanding between the conservation community and business, with the hope of resolving some of the conflicts, uncertainties and mistrust that surround this debate on protected areas.

Overall impressions

I have greatly enjoyed working with Shell as it has given me an opportunity to see how a major company is striving to integrate biodiversity concerns into its business. I have been impressed with the level of commitment shown within Shell at all levels, from the engineers on the West-East gas pipeline project in China to the Chairman, Sir Philip Watts. Increasing that commitment in a challenging business environment will be difficult, but is critical. Shell has made good progress on biodiversity, but it still has a long way to go.

Further information

Find out more about Shell's approach at **www.shell.com/biodiversity**, the EBI at **www.celb.org/ebi.html** and IUCN's activities at **www.iucn.org**



Shell UK Stanlow has created a pond as part of efforts to actively manage its land for biodiversity. The pond is used by schools to give local children the opportunity to learn about wetland biodiversity. ***Photograph by Nigel Fenwick, Shell UK Oil Products, Stanlow.***

Nitrogen oxides and sulphur dioxide

We emit nitrogen oxides (NOx) and sulphur dioxide (SO_2) when we burn fuel. These gases contribute to local air pollution and acid rain. No matter where we operate, our emissions are in the range permitted within Organisation for Economic Cooperation and Development (OECD) countries. This is one of our Minimum Environmental Standards. NOx and SOx emissions last year declined by 5% and 6% respectively. Efforts continue to reduce these emissions further. We are also helping to establish a NOx trading system in the Netherlands, which will be launched mid-2004.

Discharges to water

Oil in the water that accompanies oil production and oil in effluents from refineries are our main discharges to water. Both were reduced in 2002. The average concentration of oil in the water from our production operations worldwide was 14 milligrammes/litre (mg/l) in 2002, 65% below the 2002 North Sea standard of 40mg/l.

Tanker safety

Many of our products are transported by sea, including oil, gas and chemicals. Safety is always our foremost concern and we set high standards for our own ships and those we charter. While most of the world's ships are operated safely in accordance with international regulations, a significant minority pose an unacceptable risk. Shell has its own long-standing system of ship quality assurance, to avoid being associated in any way with a sub-standard vessel. Accredited inspectors undertake rigorous ship inspections. Our Ship Quality Assurance team assesses the inspection reports and other information each time a vessel is offered to us for charter. We insist on evidence that a ship is suitable for use – what we call positive vetting. We will not use a ship that compromises our standards. Shell is working to raise overall standards of tanker safety. We share our inspection reports with other oil companies and government authorities. Through our membership of the Oil Companies International Marine Forum and other industry bodies, we promote global measures by the International Maritime Organisation to improve safety and protection of the environment.

Winning back trust at SAPREF

Some of the biggest challenges for refiners are to reduce emissions and incidents and contribute to social development. Delivering continual improvement in social and environmental performance is important to earning your neighbours' trust.

Richard Parkes, SAPREF Managing Director, reports.

The issue

Regretfully, we haven't yet got it right at SAPREF, Southern Africa's largest crude oil refinery and a 50:50 joint venture between Shell and BP. Like many companies operating in South Africa, in the past we had limited communication with the local community. In recent years we discovered that we had been significantly under-reporting our sulphur dioxide emissions because of a miscalculation and we had too many incidents, including a major leak in an underground pipeline in a residential area. This combination of practice and events resulted in widespread community concern and is reflected in some of the recent protests against us.

Addressing the underlying problems

When you lose trust, you need to admit it, learn from your mistakes and take positive action to rectify the situation. In 2002, we commissioned $49 million worth of plant to reduce our environmental impacts. Included in this was new plant to reduce sulphur emissions by 40%, which we achieved in the fourth quarter. We have maintained ISO 14001 certification, which helps to tighten our environmental management system and drive further improvement. To improve transparency, we produced our Environmental and Social Performance Report (see **www.sapref.com**) and hired more people to work on community dialogue. I now meet regularly with community members to report our progress on the petrol remediation project and listen to their concerns.

Assurance and advice

To help rebuild trust, we also sought assurance and advice from other parties. PricewaterhouseCoopers Inc provided assurance over parts of our 2001 Performance Report. A team of international experts, including two independent consultants, are helping us prepare a long-term plan for increasing local community dialogue and involvement. We've already started to implement some recommendations from these reviews. I know we still have a long way to go, but I am personally involved in achieving continual improvement and trying to rebuild our neighbours' trust.


Shell & BP
DOUBLE STANDARD

Progress on climate change



David Hone, Group Climate Change Adviser, reports.

The challenge

The emission of carbon dioxide (CO_2), mainly from burning fossil fuels, and other greenhouse gases (GHGs) could be changing the global climate. Long-term effects are not fully understood, but we share the widespread concern. We believe action is needed now to eventually stabilise GHG levels in the atmosphere without hurting economic and social development.

With energy demand expected to double by 2050, stabilisation could take more than a century. Achieving it will require sensible action by governments, consumers and energy companies. As a start, we must all use energy much more efficiently. We will also need to use more natural gas for power and heat instead of coal. Finally, the world must also shift to low or zero-carbon alternatives such as solar, bio-fuels and fuel cells running on hydrogen, as these become competitive and widely available (see **www.shell.com/scenarios** for two possible paths to stabilising GHG emissions).

Shell's response

In 1998 we set clear targets to reduce GHG emissions from our own operations. We beat our 2002 target (page 24). By 2010, we want our GHG emissions to be 5% or more below our 1990 baseline, even while we grow our business. This will be done by ending continuous flaring at our oil production sites and substantially improving energy efficiency in our operations. We factor the costs of GHG emissions into nearly all our new investments (page 8).

We will also continue to expand and improve our offering of lower-carbon products. We need to drive down the costs of these alternatives to meet customer demands for low-cost and convenient energy.

We are developing options for cleaner transport fuels (page 22), building our solar (page 23) and wind power businesses and expanding gas supplies (page 20).

We actively support practical regulations by governments that give companies the confidence to make long-term investments to reduce GHG emissions. For example, we welcome the European Union (EU) proposals for a mandatory, EU-wide emissions trading scheme. We have completed a three-year internal CO_2 trading trial and are sharing our knowledge and experience with governments.

Progress in 2002

In 2002, we continued to prepare ourselves for a low-carbon future:

Preparing for the Kyoto protocol. By the end of 2002, 100 countries had ratified the Kyoto protocol and many governments are acting to meet the targets. We expect emissions trading to play an important role. For example, the UK has started an Emissions Trading System. Our UK oil production facilities have joined – capping their CO_2 emissions more than 10% below their 1998–2000 baseline emissions by 2006. The EU trading system will start in 2005 and we will join it.

We have created an environmental trading business within Shell Trading. This team traded in the UK and Danish CO_2 markets in 2002 as well as in the SOx and NOx markets in the USA. Our new trading business will enable us to use credits from the Clean Development Mechanism (CDM).

This is a UN programme – still in development – that encourages investment in low-carbon energy projects in developing countries. Investors will gain credits that can be traded on international GHG markets. Shell projects under consideration for CDM include developing geothermal power in El Salvador and providing solar power for homes in India and Sri Lanka (page 23).

Energy efficiency. See page 30 for our efforts.

Further information

Find out more about our activities and position at **www.shell.com/climate**

"Shell, as a world leader in the energy business, is an example to be copied insofar as it writes climate change into its business plan. As a result of Shell's own work in developing GHG emissions trading, and as befits a "first-mover", Shell will be better prepared than most when the EU's emissions trading scheme starts."

Jos Delbeke, Director, Environment Directorate-General, European Commission



[illegible] Icebergs in Antarctica seem to be melting very quickly… [illegible] really brought home to me the effects of global warming and the importance of our focus on sustainable development. [illegible] by **Genevieve Granger, Societe des Pétroles Shell, France.**

Tell Shell

"Although I am still somewhat sceptical given the past damages that have been done to our shared environment by your corporation and others, I am glad that you are not only beginning to think about positive changes – but are also actively creating change."

USA

Fines, settlements, compensation payments and liabilities

Shell companies paid a total of $0.6 million in fines related to HSE incidents. In addition, settlements and compensation payments were made, the largest of these were in the USA, where Equilon paid $43.2 million as a result of two incidents: a rupture and explosion of the Olympic pipeline in 1999 and alleged MTBE contamination of groundwater in the South Tahoe area of California. At the end of 2002, the total liabilities being carried for environmental clean-up, decommissioning and site restoration were $4,325 million. The more than 40% increase since 2001 relates principally to the new acquisitions.

Legacies

We reported in 2001 on how we were responding to the concerns of local residents in Paulinia, Brazil about pesticide contamination at a former Shell agricultural chemicals plant that we sold in 1993. In 2002, many of the local residents accepted our offer to buy their homes and relocated. We focused on developing a plan for remediation and long-term monitoring to satisfy local stakeholders. We are also developing plans with the local authorities for remediation and monitoring at the Ipiranga Terminal, a fuel depot still owned by Shell in Sao Paulo City, where pesticides were also made. In Nigeria, we have been running a programme to clean up old oil spills since June 1999. Of the more than 500 sites requiring remediation, work has been completed on 245.

Management systems

HSE management systems are in place and our programme to certify major installations to the ISO 14001 standard is virtually complete. The challenge now is to implement such systems in all the new acquisitions. We expect to complete this process by the end of 2005, except for Pennzoil-Quaker State Company where a plan will be finalised in 2003.

Tell Shell

"Fossil fuels have done Shell and myself as a car driver and shareholder very well. Now is the time to consider Shell's position as an investor in other sources of energy which we as a society have at our disposal. Wind, wave – all it needs is investment."

UK

Sustainable mobility



Kurt Hoffman, Director of the Shell Foundation, reports.

Two major forces will define the future for mass transport this century: population growth and urbanisation. By 2030, some 60% of the world's population will live in cities, compared with 47% today. We expect over half of the world's oil will be used for transport. New solutions are needed to keep cities moving and livable. That is why Shell is playing a lead role in the sustainable mobility project co-ordinated by the World Business Council for Sustainable Development.

It is also why last year, the Shell Foundation supported the launch of EMBARQ – the World Resources Institute Center for Transport and Environment – with a $3.75 million grant. EMBARQ will help find, and speed the introduction of, more sustainable solutions to the problems of urban transport in cities, where the impacts of air pollution and congestion are most acute and have the greatest impact on the poor.

EMBARQ's first project is in traffic clogged Mexico City, (picture below) where a simple trip to the shops can take half a day and air pollution levels exceed local health standards for 288 days a year. The project involves the government, multi-lateral organisations, non- governmental organisations and the private sector. It aims to deliver better transport systems for the city's 18 million residents. Suggested changes include separating car and bus traffic, providing bigger, cleaner buses, and delivering mass transit routes that best suit residents.

Further information

Find out more at **www.sustainablemobility.org** and **www.embarq.wri.org**



Managing resources

Efficient use of natural resources (for example, energy, land, water) reduces our costs and respects the needs of future generations. We constantly look for ways to minimise their use.

Energy efficiency KPI

We used a similar amount of energy in 2002 as we did in the previous two years. In the longer-term, we expect to use more energy as we meet expanding global demand for our products.

Improving our energy efficiency – using less energy for every tonne we produce – saves money and reduces our environmental impact. However, over the last five years, we have not seen a systematic improvement. There are three main reasons for this. First, older oil and gas fields need compressors to maintain reservoir pressure and produce more water, requiring extra pumping energy. Second, we are now making a different mix of chemical products that require more energy to make. Third, we are producing new low-sulphur fuels which need more energy-intensive refining.

However, we will be taking further action to improve energy efficiency. Ambitious new programmes are underway in both our Chemicals and Oil Products businesses in support of their new one- and five-year improvement targets (graph 14). These two businesses have also developed new measures for reporting their energy efficiency. Programmes such as Energise™ will be progressively introduced in all our refineries worldwide. Energise™ seeks to improve energy efficiency with limited capital expenditure. Chemicals has started Energise™ programmes at sites in France and the Netherlands.

Carbon dioxide capture



Markus Droll, Leader of Shell's CO_2 Capture Technology Team, reports.

Capturing and storing carbon dioxide (CO_2) emitted when fossil fuels are burnt could help reduce greenhouse gas emissions significantly. We sell more than 350,000 tonnes a year of concentrated waste CO_2 from our plants. It is used, for example, in carbonated drinks and to freeze foods. We have created a dedicated team to expand this business. Most man-made CO_2 is emitted in low concentrations, for example mixed with other emissions from power plants. Separating and capturing this CO_2 is very expensive. Finding cheaper techniques could create an enormous market.

A CO_2 capture team was set up in 2002, with technical and commercial experts from across Shell. Its goal is to dramatically cut the cost of capturing and reusing CO_2, by 2010. The team is doing its own research. It is also:

- Working with the CO_2 Capture Project, an industry initiative, and the International Energy Agency's Greenhouse Gas Research and Development programme.
- Collaborating with Statoil of Norway, the Norwegian government and Siemens Westinghouse to design and test a fuel cell power plant with zero GHG emissions.
- Co-sponsoring a project in Poland to store CO_2 in coal seams.
- Working with governments and environmental organisations to ensure that CO_2 stored underground is a safe long-term option.

13 Historic energy efficiency performance

Gigajoule/tonne throughput


10.0
8.0
6.0
4.0
2.0
0.0
98
99
00
01
02 old portfolio
02 targets for old portfolio
Chemicals (data restated, see page 45)
OP
EP
Targets

14 Energy efficiency targets


CEI
REI
102
100
98
96
94
92
136
134
132
130
128
126
02 new portfolio
03
07
Chemicals
OP
Targets
CEI Chemicals Energy Index
REI Refining Energy Index

In 2002, we continued working with the Rocky Mountain Institute on improving efficiency dramatically with new plant designs or refits. We held successful pilots on a North Sea platform and at a LNG plant in Australia.

Water

Our operations affect water quality, for example, through our discharges (page 27) and when we use freshwater for cooling. Our industry is not a major water consumer, but can impact water quality when we operate in water stressed areas. In 2002, we used 1.6 billion cubic metres of fresh water, a little less than in 2001. More than 90% of this was for cooling.

We aim to use less water, especially in water-stressed areas. For example, Shell's chemicals plant in Singapore, which imports drinking water from Malaysia, saves 50,000 tonnes of water a year by reusing process water when making styrene and propylene oxide (base materials for many plastics). The change also improved energy efficiency and the overall performance of the plant. The technology will be applied at Shell's other styrene monomer-propylene oxide plants worldwide, with potential savings of up to 350,000 tonnes of fresh water per year.

Waste

In 2002, we disposed of 965,000 tonnes of waste in our operations, of which just under half was classified as hazardous. Waste includes all solids, liquids and sludges that must be incinerated or sent to landfill. It excludes domestic, office, construction waste and contaminated soil.

We continue to look for new ways to reduce waste, including turning it into saleable products. For example, our Chemicals business is experimenting with a partnership to recycle used soft-drink bottles (made from polyethylene terephthalate – PET) into building materials in a Shell study in Mexico. In partnership with a soft drinks manufacturer and a local building materials company, the Shell PET-fix system uses the plastic to bind together stones and sand, to make roof and floor tiles as well as wall cladding.

LPG in Sri Lanka

Liquefied Petroleum Gas (LPG) is a clean-burning fuel produced from natural gas or crude oil. It is highly versatile and used in homes and businesses for heating, cooking, lighting and transport. LPG plays a key role in many developing countries – providing energy and helping to reduce deforestation and pollution. Open fires can contribute to poor health and respiratory problems in women and children (page 40). The benefits of switching from kerosene or firewood to LPG are clear. There is less smoke and fewer accidental fires. Furthermore, using LPG creates more free time as fuel gathering, along with collection of food and water, in poor regions can take the entire day, everyday.



Chanaka Yatawara, Area Implementation Marketing Manager for Sri Lanka, Vietnam and Pakistan, reports.

In the rural areas of Sri Lanka, the use of firewood and kerosene is widespread and the average household income is low. It is tough for people to find the initial capital for LPG-based equipment, such as stoves or lamps. Nevertheless, by being creative and tailoring our market offering to local needs, we provided approximately 10,000 Sri Lankan households with access to LPG for the first time in 2002. To supply simple, affordable domestic LPG packages, we have: developed partnerships with distributors and rural banks to secure credit terms for customers; worked with local companies to agree direct-from-salary repayment schemes for their staff; and identified a number of competitively-priced equipment suppliers that offer customers an affordable deal. Our challenge for 2003 is to build on the knowledge gained to further improve our offer and to share best practice with colleagues from other developing countries where similar opportunities exist.


Shell GAS

Respecting and safeguarding people

We aim to treat everyone with respect. We strive to protect people from harm from our products and operations. We aim to respect and value personal and cultural differences and try to help people realise their potential.

Safety

We deeply regret that 51 people lost their lives at work during 2002 (seven Shell staff and 44 contractors). Two further fatalities occurred in the acquired companies, bringing the total to 53 (see page 24 for how our data are reported). Shell staff throughout the world were saddened by the loss of 11 people in a tragic helicopter accident (page 33). Once again the principal cause of fatalities was road accidents (45%), mainly in difficult driving environments in developing countries. We measure fatalities by the Fatal Accident Rate (FAR), which is the number of company and contractor fatalities per 100 million hours worked (graph 15). Our performance has been disappointing and contrasts with the continuing improvement in our overall safety performance. In the short-term, we aim to continuously reduce the number of fatalities. Our long-term target is zero.

We also report a broader measure of safety that includes injuries, minor accidents and incidents – Total Reportable Case Frequency (TRCF, graph 16). Gathering complete and accurate data remains a challenge, in particular from our distribution contractors in some parts of Africa. This will be the focus of further efforts in 2003. We achieved our target of 2.6 cases per million hours worked, recording our best ever performance for the fourth consecutive year. This reflects the success of a number of safety management programmes including the sharing of best practice in road safety between businesses and further implementation of the "Hearts and Minds" programme to instil constant awareness of work-related risks. We have set a long-term target to reduce this key indicator to 2.0 cases per million hours worked in 2007.

Health

We measure the health of our employees in terms of the Total Reportable Occupational Illness Frequency (TROIF). It was 2.1 illnesses per million hours worked in 2002. We recognise that the awareness, identification and reporting of occupational illness still remains a challenge. To improve our performance, we have developed a management programme to give occupational health more prominence.

In 2002, we developed a series of Minimum Health Management Standards. These cover areas such as health risk assessment – the basis for our health management – health incident reporting and investigation, and human factors engineering in new projects. We have adopted a target across Shell to implement the Standards by the end of 2003. To support this programme, we have developed guidance and tools to raise understanding, improve competence and encourage the sharing of good practice.

Through our impact assessments we address the health impacts on the broader community in the management of our projects. We have voluntary Group guidelines on HIV/AIDS, which we are piloting in several African countries (page 37).



15 Fatal accident rate – company employees and contractors
per 100 million exposure hours


9.0
8.6
6.9
8.2
5.2
6.4
6.3
97
98
99
00
01
02
02

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

16 Total reportable case frequency – company employees and contractors*
per million exposure hours


4.1
4.4
3.7
3.2
2.9
2.6
2.6
2.6
2.4
2.0
97
98
99
00
01
02
02
target
02
03
07
targets

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

* see Safety.

Southern North Sea helicopter tragedy

On 16 July, eleven people – friends, colleagues and co-workers – died when a Sikorsky S76 helicopter crashed in the North Sea. It is difficult for me to describe the sense of deep personal sadness and shock that we in Shell Expro, indeed all of the UK oil and gas industry, felt on hearing the news. Our heartfelt sympathies and prayers continue to be with the families of the men who lost their lives in the line of duty. These men were all highly respected at work and in their local communities and are sorely missed. In the weeks following the accident, the Air Accidents Investigation Branch of the Department for Transport were of the opinion that the cause was clear – a fatigue fracture in one of the main rotor blades led to catastrophic failure. Working with Sikorsky, Bristow Helicopters, Shell Aircraft International and others, precautionary steps were immediately taken whilst detailed investigations were conducted to try to ensure this type of accident could not happen again. We engaged widely with our workforce, and on 3 September, flights were resumed with the S76 aircraft in the North Sea. On 23 August a memorial service was held in Norwich Cathedral, which saw people gathering from around the world. The fitting tributes paid to our lost colleagues and the inspirational words of the Bishop of Norwich were a comfort to the many people who were able to attend or see the coverage we broadcast across the company. The events of 16 July will be with us for the rest of our lives. The other thing that will remain with me forever is the incredible manner in which people from across Shell, the Emergency Services, Contractor companies, and other organisations responded. The selflessness and support that people showed each other and the families of the lost men was simply outstanding. I want to commend all of those involved for dealing with an unbelievably difficult tragedy with such a high degree of professionalism and sensitivity.

Thomas M. Botts

Managing Director, Shell U.K. Exploration and Production

Security

We need to protect our people, assets and shareholders' investments – sometimes with armed guards – without undermining the human rights in the countries where we operate. With ongoing concerns about terrorism and potential conflict, significant efforts continued in 2002 to protect Shell people and assets against potential threats. Thirteen countries reported significant security incidents during 2002, including war or civil unrest and violent crimes (including killings) at retail sites. In particular, security incidents at our Niger Delta operations remain of concern due to attacks on company staff at construction sites, hostage taking and willful damage to pipelines.

We expect protection from local law enforcement, in line with national and international laws. Where this is inadequate, managers may seek authority, or be required by law, to use security personnel. We use armed security only when it is a legal or government requirement, or where there is no acceptable alternative to manage the risk. Our Security Standard defines the way that Shell companies should manage security.

In 2002, Shell companies in 95 countries used security personnel (graph 17). In 23 countries, Shell companies used armed security (see data tables). In all cases where Shell staff are used for armed security, our Guidelines on the Use of Force and Rules of Engagement are followed. In two countries, where armed security is provided by contractors, they do not operate in line with our Guidelines. Plans are in place to correct this situation. In addition, in 28 countries, joint ventures and contractors also used armed security. Those under our operational control are required to follow our Guidelines and we promote its use in other ventures. In 2002, contractors and joint ventures in 20 countries operated according to our Guidelines.



17 Use of security personnel
number of countries
117
100
100
95
15
18
15
12
99
00
01
02
Required by law
Data aggregation not subject to assurance in 1999.
18 Gender diversity
%
Senior leadership
5.8 94.2 99
7.8 92.2 00
7.9 92.1 01
8.3 91.7 02
Management
7.2 92.8 99
8.9 91.1 00
9.2 90.8 01
10.4 89.6 02
Supervisory/Professional
15.4 84.6 99
17.1 82.9 00
17.7 82.3 01
18.9 81.1 02
Women Men
Target 2008: increase to 20% the number of women in senior leadership positions
Data aggregation not subject to assurance in 1999.
19 Regional diversity
staff country of origin %
00 01 02
Senior leadership
00 01 02
Management
Unknown*
Asia Pacific
Africa and Middle East
Caribbean, Central and South America
USA
Other Europe
Netherlands
UK
* Including data from Australia (00-01) and Canada (00-02) for legal reasons.
For percentages, see data tables.

Respect for staff KPI
In the Shell People Survey (page 10), 78% of people said that "where I work we are treated with respect". This is up from 73% in 2000 and 8% above the norm for high performing companies, according to benchmarking by the research company that conducted the survey.

Diversity and inclusiveness
Diversity and inclusiveness means both visible differences such as age, gender, ethnicity and physical appearance, as well as underlying differences in thought styles, religion, nationality and education. Our goal is to create a work environment that attracts a diverse range of talented people and releases their potential.

We use a three-part key performance indicator to monitor our progress:

Group diversity targets
By the end of 2002, 8.3% of senior leaders were women. This is up from 7.9% in 2001, but still behind our target of 20% by 2008. Shell was the only company with three executives on Fortune magazine's list of the most powerful international businesswomen. We are taking steps to improve our ability to attract, retain and develop women at all levels in the company.

In 2003, our target is to have local nationals in place, or with the skill and seniority to be able to fill all Country Chair positions. In 2002, we had suitably qualified local nationals for 78% of these positions.

Diversity and inclusiveness indicator
In 2002, we developed a diversity and inclusiveness indicator (DII). This uses the Shell People Survey (page 10) to measure the extent to which staff believe that their views and backgrounds are respected, their leaders support Shell's Diversity and Inclusiveness Standard and they are being treated fairly at work. The favourable response rate to these questions averaged 70%, which was higher than the average for high performing companies. In 2003, we will continue to track, report and take specific actions to improve our score.

Diversity and Inclusiveness Standard
We require all our businesses to implement our Diversity and Inclusiveness Standard. At the end of 2002, we reviewed our progress. Results show that most efforts to date have focused on communicating the Standard and developing implementation plans. The detailed results will now be used to help further improve implementation in 2003. We will monitor and report on progress annually.

In addition, we track the regional diversity of senior staff, which is shown in graph 19.

Tell Shell
"While I applaud Shell for investing in wind technology, their human rights record is deplorable beyond our imaginations. When Shell is ready to have a human conscience then we as consumers will start to have some trust in their deeds and they won't have to spend so much on greenwashing."
Unknown

Human rights
Support for fundamental human rights is embedded in our Business Principles. It also needs to be matched by clear action. Increasingly, that means promoting human rights among our contractors and wider society, as well as continuing to respect the human rights of individual Shell employees. In 2002, we issued 5,000 copies of our new training guide on Human Rights Dilemmas, after a successful pilot in Oman and reviews by Amnesty International and Pax Christi. The guide helps managers understand their responsibilities and identify actions they can take to support human rights. It is now part of our Business Principles training.

We also developed a new human rights compliance tool for Shell companies, based on tools developed by the Human Rights and Business project of the Danish Centre for Human Rights (see **www.humanrightsbusiness.org/pages/hrca**). First piloted in South Africa in 2001, this was revised in 2002 to give managers a practical step-by-step approach to help them avoid violating the basic human rights of employees, local communities and others directly affected by our operations. It now also covers compliance aspects by contractors and aligns with our business management processes. In 2003, we are planning further tests, before deciding how to roll it out.



Without the tyres of the rich men, the poor would not have such nice shoes. Without the shoes of the poor man, the tyres would probably be left in nature. Thus respect the poor man, rich man and nature. Photograph by Rene Verschoor, Shell Nederland Chemie BV, The Netherlands.

Our approach to human rights in practice is illustrated by case studies on SAPREF refinery (page 27), community development in Nigeria (page 38) and Shell in China (page 42).

"We've been working with Shell for over three years, developing a human rights compliance assessment. We chose to partner with Shell because they are serious about understanding the issues and open about how they are addressing them."
Dr Margaret Jungk, The Danish Centre for Human Rights

Working hours and wages
No Shell employee is paid less than the legal minimum wage, nor has to work more than 48 hours a week. Employees are rewarded for personal performance and team achievements. Rewards for senior staff are also linked to how they help Shell contribute to sustainable development (page 9). In 2002, our options and share purchase programmes were extended to give more employees a share in the success of the company. Some 10% of employees received stock options and 28% were in share purchase programmes.

Unions and staff forums
We have a number of ways to protect employee welfare and enable staff to discuss employment issues. We do not stop any employee from joining a union and almost a fifth of Shell employees are estimated to be members. In many countries, unions discuss and negotiate with Shell companies on employment conditions (see data tables). Nearly all employees have access to a staff forum, a grievance procedure or a support system – such as helplines, independent counsellors, doctors or ombudsmen. Staff councils include the Shell European Forum, a consultation body of management and staff, representing more than 40,000 of our employees. Employment grievance procedures were used on 541 occasions in 2002 (592 in 2001).

Child labour
We go to great lengths to prevent the use of child labour and discourage its use by suppliers or contractors. Our primer "Business and Child Labour" provides guidance to Shell managers, including practical examples of how Shell companies are addressing this issue. Every Shell employee is above the legal age of employment and in 120 countries, Shell companies have a procedure to prevent the use of child labour in their operations. The youngest Shell employee is 14 and works part-time (Saturdays and school holidays) in a retail station in the Netherlands. We also attempt to screen our contractors and suppliers in those countries where children are known to work. In 2002, screening has increased (see data tables).

Animal testing
Shell products must be safe for people and the environment. Unfortunately, animal testing is sometimes necessary, either because it is required by law, or because there is no accepted alternative. Energy and petrochemical companies are relatively minor users of animal testing. We use officially approved facilities and our data show that we do not test on cats, dogs or monkeys. We have committed funding and staff time to organisations working to develop alternatives. A significant proportion of Shell's animal testing is carried out through industry consortia (groups of co-producer companies) – a method of reducing the numbers of animals used.

Our Group Animal Testing Standard is based on the "3 Rs" principle: reduce the number, refine the tests, and replace them with alternatives. This year, we implemented the Standard in all Shell companies and made it part of our internal assurance system. We have also invited external scrutiny. An independent Panel of experts reviews our Standard and its implementation.

The Panel concluded, that:
- The Shell Group Standard on animal testing and its accompanying implementation strategy represents a commendable attempt to achieve and advance good practice in the field
- Shell properly pursues a proactive approach to influencing regulatory practices.

The Panel also suggested we make several improvements, which are all underway:
- Assign clear responsibility for keeping up to date with laboratory best practice
- Pay more attention to how testing laboratories respond to animal distress
- Investigate alternatives to using fish to monitor the biological effects of effluent.

For the Panel's full report and summary data see **www.shell.com/testing/panelreport**

Tell Shell
"I cannot believe in the year 2002, the human race is still so primitive. All living beings feel pain and fear. Please do something to stop the torture. How can you stand by and know that these animals are suffering. To do nothing is just as bad as inflicting the pain yourself."
Australia

Benefiting communities

Wherever we work we are part of a local community. We will constantly look for appropriate ways to contribute to the general wellbeing of the community and the broader societies that grant our licence to operate.

Our business activities can have a significant impact on the local communities and societies in which we operate. For example, the 2002 Financial Times World's Most Respected Companies survey listed Shell among the five companies expected to make the most impact on social and economic issues in developing countries.

Contributing through our products

We make an important contribution to development by delivering a safe, convenient and affordable supply of energy and petrochemicals. On page 12, Mark Malloch Brown described the need for modern energy to raise living standards. Petrochemicals can also make a contribution when they are used for example, as plastics in lighter, more fuel efficient vehicles. Alongside these social benefits come environmental costs, which we aim to reduce. For example we are helping customers reuse petrochemical products (page 31), producing cleaner transport fuels (page 22) and working to make alternatives (e.g. solar, wind, and hydrogen fuel cells) competitive (page 23).

Contributing through our operations

Royalties and taxes

In 2002, we contributed more than $1.6 billion to the budgets of the countries in which we operate in cash royalties. These revenues can make a significant contribution to a country's development, provided they are managed well. We support several initiatives to help governments manage oil and gas revenues effectively (page 39).

In 2002, we paid more than $7.5 billion in corporate taxes and collected more than $56 billion in taxes for governments.

Tell Shell

"Besides showing Shell to be a "good corporate citizen", your efforts seem to put the company in a better position for continued success in the 21st century."

USA

Local employment and procurement

We employed more than 115,000 people at the end of 2002. Approximately 90% were local staff. We aim to buy products and services locally. In 2002, our Country Chairs indicated that we spent more than an estimated $25 billion on goods and services from locally-owned companies, 65% of our total spend (graph 20).

We have developed a range of initiatives to support local businesses. In Nigeria, for example, we helped create a $30 million fund to provide credit to local contractors. The fund is expected to make its first loans in 2003. As part of a voluntary government scheme, Shell UK Exploration and Production staff mentor local small and medium size businesses. During monthly meetings they provide advice to companies on ways to grow their business and meet the environmental and social standards that multinational companies such as Shell require. We also support the South African government's Black Economic Empowerment programme. In 2002, we sold 25% of our marketing business in South Africa to the Thebe Investment Corporation, a black owned company.

20 Estimated spend on goods and services*


Inside country – international contractors and suppliers 20%
Inside country – local contractors and suppliers 65%
Outside country 15%

* Based on information provided by Country Chairs.

21 Social investment (Shell share*) in 2002 by category

total $96 million


Environment and conservation 10%
Other 4%
Education and skills development 28%
Community development 23%
Youth 7%
Other enterprise development 3%
Medical and welfare 12%
Culture, arts and recreation 8%
Sustainable energy 2%
Youth enterprise 3%

* In companies where we do not have 100% ownership of equity, the figure has been adjusted to represent only the "Shell share".

22 Social investment (Shell share*) in 2002 by country income level (UNDP)

total $96 million


Low income countries 22%
High income countries 59%
Medium income countries 19%

* In companies where we do not have 100% ownership of equity, the figure has been adjusted to represent only the "Shell share".

Dealing with disruptive impacts

Our operations can also have a negative impact on local communities. For instance, building new facilities may require local residents to be resettled. Our direct neighbours may be subject to noise or other environmental nuisances. We may cause a construction boom when we arrive that drives up local prices and strains services. We are committed to working together with the community to limit these disruptions.

In 2002, we continued to make progress at Norco – our refinery and petrochemical plant in Louisiana, USA – on rebuilding trust with a local community concerned about environmental and safety incidents. Through our, and our joint venture Motiva's efforts, we aim to increase transparency, improve our environmental performance and raise the quality of life for the community. Shell and Motiva have invested to reduce air emissions, which are now 30% below 1998 levels and are supporting the creation of an independent air quality monitoring unit by members of the community, non-governmental organisations (NGOs), academics and local government. We signed a Joint Statement of Success with our neighbours in 2002 to recognise the progress made together so far. We are tackling similar issues at the SAPREF refinery in South Africa (page 27) and working to address resettlement and other community issues in our projects in China (page 42).

Improving social performance

Social performance is how well we manage disruptive impacts and generate benefits for communities where we operate. We have places where our performance is amongst the best in industry. For example, our Malampaya project in the Philippines was one of 10 projects to win a Partnerships Award – sponsored by the UN Environment Programme and the International Chamber of Commerce – at the World Summit on Sustainable Development in 2002 (page 43).

Our main challenge now is delivering good social performance consistently everywhere we operate. Rather than moving straight to formal guidelines or standards, we are taking a learning-by-doing approach. In 2001, our businesses created a dedicated Social Performance Management Unit (SPMU) to support their efforts to improve our social performance. In 2002, the SPMU established a common language and framework for social performance across Shell. It developed guidance notes for managers, ran training workshops on several continents to help share best practice and provided direct support to a number of projects. The unit also undertook in-depth social performance reviews at four operations – the SAPREF refinery in South Africa, the Norco refinery and petrochemical plant in the USA, the Athabasca Oil Sands project in Canada and Oman LNG. In 2003, efforts will focus on continuing to build skills and embed social performance into existing management systems.

Addressing HIV/AIDS through partnerships



Bernard Huisman, Shell's Chief Health Advisor, reports.

The HIV/AIDS pandemic affects our employees and customers. We believe that we can help by working in partnership with others to reduce the spread of the disease.

Throughout sub-Saharan Africa, we run AIDS prevention and care programmes for our employees and their families and use our retail outlets to raise public awareness (Shell Report 2001). We also have voluntary Group guidelines, which we are piloting in several African countries to supplement existing activities and help us to develop a consistent response on this issue.

The guidelines help our companies to work with others to promote HIV prevention and manage the effects of the disease. During 2002, for example, Shell Côte d'Ivoire established an HIV/AIDS awareness centre in Yamassoukrou, in partnership with Population Services International and local NGOs. The centre trains people to visit local schools and promote HIV prevention and safe sex among young people. It also runs awareness campaigns.

The centre's work, combined with a successful staff education campaign in 2001, has shown the value of a partnership approach. This learning is being shared with other Shell companies.



The opening ceremony of the Shell Institute in Yamassoukrou, Côte d'Ivoire.

Community development in Nigeria



Olukayode Soremekun, in charge of developing Nigeria's Corporate Community Development Programme, reports.

The issue

Local communities must see concrete benefits from the oil and gas produced beneath their feet. Nigeria's Niger Delta shows vividly how important it is to meet this challenge. All of Nigeria's oil and gas comes from here and the nearby offshore area, but the region remains underdeveloped. In the past, too few benefits came back to these communities, and monies that did come back were often poorly spent.

In the last two years, our new democratic government has begun to address the problem. In 2000, it established the Niger Delta Development Commission (NDDC) to co-ordinate development in the region. It also committed to return 13% of federal oil and gas revenues to the Delta.

As the money begins to flow, the challenge becomes distributing it fairly and managing it well. This is an enormous task. It will take some time before the communities clearly see the benefits they have been promised.

In the meantime, the issue continues to dominate local politics. It has led to widespread agitation by youths, whose protests again last year led to disruption of oil and gas production as well as sabotage, kidnapping, hostage taking and assaults on staff.

Lending our support

The Shell Petroleum Development Company of Nigeria (SPDC) – which operates a joint venture with the Nigerian National Petroleum Corporation (NNPC), Total and Agip in which Shell has a 30% share – has been in the Niger Delta for over 60 years, in good times and bad. We produce more than 40% of the oil and gas in the Delta.

In 2002, the joint venture partners were required by law to support the NDDC with $48 million. This was in addition to our own community development programme, which spent $67 million and completed more than 280 projects. This does not include other community spending such as compensation payments, pipeline surveillance contracts, and spill clean-up activities.

For us, 2002 was a year for improving the basic delivery of our programme, based on the findings of the external reviews we undertook in 2001. For example, the 2001 KPMG review of our community development management systems led us to improve the way we classify and document projects and track our spending. As a result, we can now report more accurately and demonstrate what we spend on our programme. Our community development approach is to move away from cash payments (which some community groups demand instead of development projects) and improve the overall quality of our projects. We've made progress, but I can tell you, it hasn't been easy for us. We continue to get almost daily demands for cash payments.

External assurance

External assurance remains important for improving our processes and demonstrating our integrity. In 2002, our independent stakeholder panel consisting of 11 representatives from development organisations (including the World Bank, UNDP, National Petroleum Investment Services, World Health Organisation, Friends of the Niger Delta) and Nigerian government agencies assessed a representative sample (43%) of our projects completed in 2002. The conclusion was that 93% were functional and 75% successful. The panel made a set of recommendations for improvement, including an assessment of the long-term sustainability of our projects. We will be following up these recommendations in 2003. See our 2002 Shell Nigeria Report for the results (**www.shell.com/nigeria**).

Operating in the Niger Delta will continue to be challenging until the communities begin to see more widespread benefits. This requires governmental, non-governmental and industry groups working more closely together and with the local community. NDDC's master plan for the Delta is capable of providing the much-needed framework. We are fully committed to playing our part.



Contributing through social investment

Shell also makes voluntary charitable investments. The Shell Foundation is a UK registered charity and our global vehicle for social investment. It has an endowment from Shell of $250 million, but operates independently. In 2002, the Foundation granted approximately $10 million to 25 projects and three major initiatives, up from $6.7 million in 2001. Two of the Foundation's projects are described on pages 29 and 40. For more information and to see the Foundation's annual report visit **www.shellfoundation.org**

Individual Shell companies also run social investment programmes. Shell's contribution to these programmes was almost $96 million in 2002, up from $85 million in 2001. That is approximately one per cent of our net after-tax income, in line with our five-year average. The largest share – more than a quarter – is spent on education and skills development (graph 21). More than 40%, approximately $39 million, is spent in low or medium income countries (graph 22) according to UNDP definitions (**www.undp.org/hdr2002**). Our largest programmes are in Nigeria (page 38) and the USA.

Tell Shell

"Nigerian people must be acknowledged and respected, as well as benefited by oil extraction, after all it is their homeland resources being utilised. Until Shell shows more respect for these people and shows more care for the Earth we will not buy your oil."

Unknown

Contributing by behaving with integrity

Behaving with integrity means doing what is right, not just what is legal. We believe it is good for our business and for society. In some countries where we operate, bribes and facilitation payments to government officials are common. This practice hampers economic growth and social development. Our policy is simple – we do not make or accept bribes or facilitation payments. Intermediates or agents can only be used if they do not compromise business integrity. Any Shell employee found guilty of bribery is disciplined.

Bribery, by its nature, is difficult to detect and prove. Many accusations prove unfounded. Our businesses run control systems based on the risks they are facing. Globally, we require businesses to report incidents of bribery and corruption to the Group Audit Committee. Annually, Country Chairs report proven incidents of bribery through our annual assurance process. Internal audit runs an internal incident reporting process. We suspect that we still detect only a fraction of the actual incidents that occur. We continue to report this information (see data tables) to be transparent and to signal our seriousness in stamping out these practices. We will be looking for ways to improve our detection and reporting processes in 2003.

In 2002, we also started tracking our progress in another way – by asking staff in the Shell People Survey whether their part of Shell is dealing with the outside world with integrity. Last year 78% said it was, with 7% believing their organisation was not. Benchmarking by the research company that executes the survey, put us among high performing global companies. In 2003, we will analyse the data further to better target our improvement efforts. We will measure and report our score annually as a KPI.

To improve our detection and performance, we are providing employees with safe ways to report possible incidents. Shell companies in 70 countries now have hotline numbers or whistle-blowing schemes to allow employees to raise concerns without fear of reprisal. This is up from 60 in 2001, but still below the coverage level we would like to see.

Transparency of oil and gas revenues

Revenues from mining, oil and gas production are by far the biggest source of government income in a number of developing countries. If well managed, these revenues can make a huge contribution to economic and social development, funding much-needed services, such as education, healthcare and infrastructure. If poorly managed, they can exacerbate poverty, corruption and poor governance. There are two main sources of government oil and gas revenues: payments by private energy companies (e.g. licence fees, taxes and royalties) and profits from state-owned energy companies. Publishing how much governments receive each year from all these sources – making revenues transparent – is a useful way to help them manage these funds better. Simply put, you cannot know how well the pot of public funds is being spent if you do not know for a start, how big that pot is.

We support efforts such as the UK Government's Extractive Industries Transparency Initiative, the "Publish What You Pay Campaign" (**www.publishwhatyoupay.org**) and work by the World Bank and others to promote transparency of oil and gas revenues. We believe that the push for greater transparency must be inclusive. Otherwise it will not work. It should involve governments, multilateral organisations, regulatory agencies, financial and lending organisations, NGOs and industry, who all have an important contribution to make. And any reporting requirements should be applied equally to all oil and gas companies. We will continue to actively support efforts to make progress in this area.

Working with stakeholders

We affect – and are affected by – many different groups of people, our stakeholders. We aim to recognise their interest in our business and to listen and respond to them.

Working with a full spectrum of stakeholders
Companies and their stakeholders must work together to meet the energy challenge. We work with a wide range of stakeholders. For example we work with governments, customers, suppliers and auto manufacturers to improve our products' performance and reduce their environmental impacts. We work with our employees individually and via unions, work forums and staff councils on issues affecting them (page 35). We also work with communities around the world to manage the impacts of our projects and share the social benefits (see pages 38 and 42 for examples).

In 2002, we actively worked with numerous international NGOs and academic institutions. These include the Smithsonian Institution, IUCN and Fauna and Flora International on biodiversity, the Pew Center, Environmental Defense and World Resources Institute on climate change (page 28), Amnesty International, the Danish Centre for Human Rights and Pax Christi on human rights (page 34), and Transparency International on business integrity (page 39). We work with a great many more at local level. See **www.shell.com/workingtogether** for more information about our approach to working with stakeholders.

Rise in international public-private cooperation
We are involved in a growing number of international public-private partnerships between business, individual donor governments and international agencies like the UN and World Bank. These initiatives do not replace the need for direct aid by governments and UN agencies, or the work of NGOs. Instead they aim to increase the contribution that multinational companies make to local development through their business activities.

Our co-operation with international agencies to promote rural solar power (page 23) and our work with UNDP on the social impacts of the West-East gas pipeline project and Nanhai petrochemicals complex in China (page 42) are two practical examples. We also support the World Bank's Business Partners for Development initiative. In 2002, it completed its work on partnerships for managing social issues in the oil, gas and mining industries (**www.bpdweb.org**). We are a founding member of the UN Global Compact and in 2002 participated in several public-private initiatives launched at the World Summit on Sustainable Development (page 43).

Tackling indoor air pollution
Providing access to modern energy saves lives. Two million people – mainly women and children – die each year from breathing high levels of indoor smoke, mainly from cooking fires. This is the fourth-highest cause of death in the developing world, according to the World Health Organisation.



Karen Westley, Shell Foundation Programme Manager, reports.

The problem is centuries old, but it can be solved. We have committed $10 million over five years to improve household energy and health. Specifically, the Shell Foundation promotes innovative business models for increasing the use of cleaner stoves and fuels in poor communities. We work in partnership with others in areas such as health impact monitoring and advocacy.

We were also the first private organisation to join the "Healthy Homes and Communities Partnership" initiated by the US Environmental Protection Agency and US government development agencies at the World Summit on Sustainable Development (page 43). The partnership aims to bring together developing countries, UN agencies and other civil society organisations to work to reduce pollution from cooking and heating in homes, with a goal of halving the number of deaths caused by poor indoor air quality in targeted areas.

Find out more about the Foundation's projects at **www.shellfoundation.org**

Listening and responding
We use the Shell Report, our corporate identity programme and our web site **www.shell.com** to maintain a dialogue with a wide range of stakeholders about the issues that most concern them. This dialogue helps us better respond to the needs of our customers and neighbours. We hope it also helps to build trust.

Highlights of 2002 included:

- 1.5 million copies of the 2001 Shell Report distributed to stakeholders. The report was translated into more than 20 languages.
- Our international corporate identity programme reached 16 countries with advertising, stakeholder forums and briefings, nine more than in 2001. The programme is tailored to cover the sustainable development issues of greatest interest to people in each country where Shell operates.

- More than 1,500 responses were received via "Tell Shell" our web-based mail and discussion forum, a significant increase on previous years. Human rights, senior management salaries and renewable energy were the three most popular topics (graph 23).

Tell Shell

"I'm from China and as we know, there is a good reputation for Shell all over the world. But as far as myself is concerned, I think although a big ad. fee is spent for establishing Shell's image, there is still a lack of intimate impression on customers' minds."
China

Shell's reputation with stakeholders KPI

In 2002, we measured our overall reputation via our new Reputation Tracker survey (page 11). The findings show that the reputation of the oil and chemicals industries is low compared with other sectors – such as IT or car manufacturing. However, within the energy sector, Shell had the best overall reputation (graph 24).

In most countries the general public and local opinion leaders had a higher opinion of Shell than its local or international competitors. Plans are now in place to address the issues raised by the survey, which will be conducted again in 2003 to measure our progress in building public trust.

Shell employee photography contest – winning entry



Arthur (holding a bird box) and Mark (painting a dovecote) work for Pembrokeshire Frame, a UK project that turns domestic waste into usable products and provides jobs for people with mental health problems. This picture by Alistair Brunker of Shell in the UK was the first prize winner of the employee sustainable development photography competition (see inside front cover).

23 "Tell Shell" responses by topic
December 2001 - November 2002
Total 1,537


Other topics 14%
Human rights 29%
Principles, integrity and credibility 8%
Chairman and Board salaries 11%
Climate change 1%
Nigeria 6%
Middle East 2%
Dividends 6%
Animal testing 4%
Environment 9%
Renewables 10%

24 Reputation – Shell versus competitor global performance
% identifying company as "the best" or "one of the best"






35
25
45
33
32
35
69
40
General public
Local special public
Global special public
Business partners
Shell
Nearest competitor

Shell in China



Tan Ek Kia, Country Chair of Shell Companies in North East Asia, reports.

I am living in a country that will likely triple its economy within 20 years, according to the World Bank. Energy and petrochemical use will grow sharply. The extra energy needed by China between now and 2020 is equivalent to all of Western Europe's energy demand today. Air pollution is already a serious problem in many Chinese cities. With coal meeting 70% of today's energy needs, China's greenhouse gas emissions are the second highest in the world. The government is committed to delivering tomorrow's energy in a sustainable way and we are working closely with our Chinese partners to help develop the clean energy and petrochemicals the country needs to grow.

Developing gas: West-East project

The West-East gas project moved forward in 2002. It will develop gas from China's major reserves in the West and transport it more than 4,000km to the fast growing cities of the East. When completed the project will deliver approximately a third of China's current gas demand. We are a potential investor in the project and, as part of a group of international companies, signed a Joint Venture Framework Agreement with PetroChina in 2002.

Working with our partners to manage the environmental and social impacts of such a complex project remains a challenge. We have agreed environmental and social standards with PetroChina, and completed extra environmental and social impact assessment work to international standards. This included one of the largest social impact surveys ever done in China. It was carried out by UNDP, which interviewed approximately 10,000 people along the pipeline's path (see **www.unchina.org/undp/documents/siasurvey**).

This work has led to environmental and social management plans being developed, including plans for dealing with protected areas, cultural heritage sites and reserves, and managing biodiversity.

Quality transport fuels and renewable energy

Shell is also selling high quality lubricants in more than 250 Chinese cities, is setting up a joint venture with Sinopec for 500 service stations, and is part of a project in Xinjiang, Western China, to deliver solar electricity to up to 78,000 rural homes.

Resettlement at Nanhai petrochemicals complex

In 2002, we gave the final go-ahead to build a large petrochemicals complex in Daya Bay, Southern China, a $4.3 billion project in which CNOOC Petrochemicals Investment Limited and Shell each have a 50% share in a joint venture company, the CNOOC and Shell Petrochemicals Company Limited. It is Shell's largest investment so far in China. The joint venture is working with the government to mitigate the impact on the environment and manage social issues related to the project. The joint venture is committed to meet international social and environmental standards, including Shell's Business Principles. A full environmental and social impact assessment was completed in August 2002 (see **www.cnoocshell.com**).

As with many projects in China, people needed to be relocated. We have developed a Resettlement Action Plan (see **www.cnoocshell.com**) in line with World Bank standards to help manage this process. The move is being carried out by the government in accordance with this plan. Nearly 1,500 families were moved in February 2002 to accommodation better than they left to allow site preparation to begin. Another 900 families living close to the site will be moved in the middle of 2003. The joint venture company is monitoring the resettlement, and a team of external experts led by Robert Barclay (an internationally-recognised resettlement expert), started a programme of checking progress of the resettlement every six months.

We also asked the UNDP to review the resettlement programme. Their report is expected to identify areas for further improvement of resettlement practices that can be applied elsewhere in China.



Stakeholder consultation on the West-East gas project.

World Summit on Sustainable Development
The second World Summit on Sustainable Development (WSSD) was held in Johannesburg, South Africa in September 2002. Government representatives from 191 countries met to review progress on sustainable development. The Summit focused on priorities set by the UN Secretary-General Kofi Annan – access to water, energy, and health care, improving agriculture and protecting biodiversity.

Before the meeting, some claimed there was no room for big business at these multilateral meetings. One achievement of the Summit was a growing acceptance that business does have a role to play in addressing global problems.

Sir Philip Watts, our Chairman and Chairman of the World Business Council on Sustainable Development, and Sir Mark Moody-Stuart, our former Chairman and Chairman of Business Action for Sustainable Development, were prominent in making the business case for sustainable development and demonstrating practical commitment to action. Shell supported a range of international public-private initiatives. These include the World Bank Global Gas Flaring Reduction Initiative (page 25), the Five Million Fund (page 23), the Global Compact Sustainable Business in the Least Developed Countries effort and the Extractive Industries Transparency Initiative (page 39). We also set up four projects to support African development (see box, right, for details of Flower Valley, our project in South Africa).

We were disappointed to receive one of the Greenwash awards handed out by campaigners, Corporate Watch, at the Summit. In their view, our actions on sustainable development do not match our promises. Specifically, they point to the fact that most of our investments still go to delivering fossil fuels, while we talk extensively about our activities in solar, wind and hydrogen. We take the criticism seriously, but disagree with Corporate Watch's conclusions. We talk about solar power or fuel cells because, though small today, they are a potentially big part of our energy business in the future. We also talk widely about our biggest, mature business – delivering the affordable oil and gas that will be needed for development over the coming decades in growing quantities, and doing it in ways that reduce environmental impacts.

Tell Shell
"I'm amazed and annoyed that you have to endure all the traffic [on the Tell Shell Forums] from the folks who apparently blame you for everything from mischaracterization of innocent wolves, to colonialism in Nigeria, to single-handedly destroying the rainforest and the ozone layer... All before lunch."
USA

Flower Valley



Jay Pillay, Retail Manager Shell Southern Africa, reports.

I am fortunate to be involved in one of Shell's WSSD projects for Africa (see text left) called The Flower Valley Conservation Trust in the Cape Floral Kingdom, South Africa. This is one of the Earth's richest, but most threatened botanical regions. Its unique "fynbos" flora includes over 7,000 species – 70% of which are found nowhere else. Regrettably, only 4% of the area is formally protected.

With sponsorship from Shell and Fauna and Flora International, a British conservation organisation, the Trust has acquired 550 hectares of land, which is managed in conjunction with local NGOs. In addition to conserving the endangered flora, the project uses the fynbos in a sustainable manner to the benefit of the local Cape community, where unemployment levels stand at 50%. It supports the creation of local businesses by harvesting fynbos flowers and wood and developing related micro-enterprises such as papermaking.

I sit on the board of the Trust to guide the development of a distribution network for the sale of its produce through Shell retail sites in South Africa and to advise on good management practices. We are also investigating the feasibility of distributing the Trust's products through our international retail network.

I find it deeply rewarding to be able to use my business skills and Shell's retail network to help this community and their outstandingly beautiful valley.



Nic Barends cuts indigenous wild proteas daily for the local and export market. Photograph by Geoff Love, Shell South Africa.

Message from the Independent Auditors

Over the five years we have provided assurance over information in the Shell Report, we have aligned our approach with emerging standards. In 2002, building on our work to provide a high level of assurance on certain information, we have developed an approach to enable us to provide assurance over Shell's reporting on "hot spots". Next year, evolution of the overall assurance approach will continue to further integrate the input of external experts and panels.

Three symbols have been used to describe the scope of our work:

🌐 At Group, Business and Operating Company (OC) level we obtained an understanding of the systems used to generate, aggregate and report the data for these parameters. We assessed the completeness and accuracy of the data reported by visiting OCs to test systems and data, performed a review of all data reported and assessed data trends in discussion with management. We tested the calculations made at Group level. We did not obtain assurance over Safety and Environmental (SE) data reported by OCs acquired during 2002, for the reasons set out on page 24. Our SE work was therefore only completed for the Shell portfolio as at 31 December 2001. For the economic parameters, we also checked that they are properly derived from the audited Financial Statements of the Royal Dutch/Shell Group of Companies.

◎ We determined that the statements marked with this symbol are supported by underlying evidence at Group and/or local level. Our work included interviewing Shell people as well as external panels where these have been established, reviewing systems and documentation and confirming the accurate use of information derived from external sources. We also checked that panel comments, where presented, were derived from and reflect full reported findings.

⊕ At Group level we tested the accuracy of the data aggregation process for data received from a complete set of responses from countries in which Shell operates. We did not provide assurance over the reliability of the data reported by those countries.

Assurance Report

To: Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

Introduction

We have been asked to provide assurance over selected data, graphs and statements of the Royal Dutch/Shell Group of Companies reported in this year's Shell Report. We have marked these statements with the symbols below. This Report is the responsibility of management. Our responsibility is to express an opinion on the data, graphs and statements indicated, based on work referred to above in "Message from the Independent Auditors".

In our opinion:

🌐 The data and graphs (together with the notes), properly reflect the performance of the reporting entities for each parameter (SE – for portfolio as at 31 December 2001) marked with this symbol.

◎ The statements marked with this symbol are supported by underlying evidence.

In addition the data for each parameter marked ⊕ are properly aggregated at Group level.

Basis of opinion

There are no generally accepted international environmental, social and economic reporting standards. This engagement was conducted in accordance with the International Standards for Assurance Engagements. Therefore, we planned and carried out our work to provide reasonable, rather than absolute, assurance on the reliability of the data and statements marked with the symbols 🌐 and ◎ and on the accuracy of the Group level aggregation process for data marked ⊕. We believe our work provides a reasonable basis for our opinion.

Assurance work performed

In forming our opinion, we carried out the work summarised above in "Message from the Independent Auditors." We used a multi-disciplinary team, comprising financial auditors and environmental and social specialists. We also examined the whole Report to confirm consistency of the information reported with our findings.

Considerations and limitations

It is important to read the data and statements in the context of the reporting policies and limitations on page 45 and the notes to the graphs. Environmental and social data are subject to many more inherent limitations than financial data given both their nature and the methods used for determining, calculating or estimating such data.

We have not provided assurance over all contents of this report, nor have we undertaken work to confirm that all relevant issues are included.

We have not carried out any work on data reported in respect of future projections and targets. Where we have not provided assurance over previous years' data it is clearly shown.

We have not carried out any work to provide assurance over the completeness and accuracy of the underlying data for the parameters aggregated at Group level, and marked with ⊕.

It is also important that, in order to obtain a thorough understanding of the financial results and financial position of the Group, the reader should consult the Royal Dutch/ Shell Group of Companies Financial Statements for the year ended 31 December 2002.

5 March 2003

KPMG Accountants N.V. — The Hague

PricewaterhouseCoopers LLP — London



PRICEWATERHOUSECOOPERS

The basis of reporting is as follows:

- The financial data are aggregated from Group companies, together with partnerships, joint ventures and other interests using the accounting and consolidation principles used in the Royal Dutch/Shell Group of Companies Financial Statements. For more information refer to **www.shell.com**
- The HSE data are aggregated from all companies, partnerships, joint ventures and other interests that are under Shell's operational control plus a number of companies to which Shell companies provide operational services. A list of these Operating Companies can be found at **www.shell.com/hse** We report these HSE data on a 100% basis even where the Group's interest is less. Unless otherwise stated in the text, HSE data reported are based on our global "HSE Performance Monitoring and Reporting" guideline. A copy of this guideline can be found at **www.shell.com/hse**
- The remaining data, unless otherwise specified, are aggregated from all companies, partnerships, joint ventures and other interests either under Shell's operational control or where the Shell entity is responsible for the activities concerned. We report these data on a 100% basis, unless otherwise specified.

Operational control means entities in which a member of the Royal Dutch/Shell Group of Companies has full authority to introduce and implement the Group's HSE Policy and the Statement of General Business Principles. Data from companies that were disposed of or acquired during the year are generally included only for the period that companies were under operational control or the Shell entity was responsible for the activities concerned. However, no data are included for the Pennzoil-Quaker State Company, which came under our operational control in the fourth quarter of 2002.

Comparability

The comparability of data is affected by changes to the portfolio of reporting entities, by changes in the methodology for determining certain data and improvement in information systems, such as enhanced guidelines and use of better estimates. Items affecting data comparability can be found at **www.shell.com/hse**

Targets and projections

We have set Group-level performance improvement targets for the six safety and environmental KPIs (fatalities, TRCF, GWP, flaring, energy efficiency and spills). Targets are based on the new portfolio. We have also set a Group-level target to implement our Minimum Health Management Standards by end-2003. The 2003 GWP projection is based on business plans.

Limitations

Although we are confident in the overall reliability of the data reported, we recognise that some of these data are subject to a degree of uncertainty that relates to the limitations associated with interpreting guidelines, measuring, calculating or estimating the data and differences in reporting to regulatory authorities.

Certain specific limitations that our data are subject to include:

- Differences in definitions of HSE parameters occur, often due to the use of definitions prescribed for reporting by the regulatory authorities as opposed to those prescribed in our guidelines, for example waste and spills
- Social (including health and safety) data may be affected by local interpretations, cultures and practices, and can be the subject of confidentiality laws
- Methods used to determine environmental data carry limitations in respect of accuracy. For example, measurement of oil in effluent to surface environment may be based on continuous or intermittent sampling, and is influenced by the type and accuracy of the instruments and techniques used
- Emission calculations can be based on broad industry-wide standards, particularly for the determination of NOx and CH_4 emissions. For some data, such as spills, volumes have to be estimated.

External assurance of safety and environmental data

Data from the six safety and environmental KPIs (old portfolio) listed under targets and projections, together with fines, are subject to assurance by our independent auditors, KPMG and PricewaterhouseCoopers LLP.

Restatements

Restatements to prior year data are made in the event of detection of errors or changes in reporting policy deemed significant at Group- or Business-level. On this basis, we have restated the following data:

- Activity levels for Chemicals have increased by about 16% for the years 1999-2001 as a result of the previous omission of secondary and intermediate products. This restatement also impacts the energy efficiency data, which is about 14% lower than previously stated for the same years. Changes in the business reporting structure in Chemicals preclude restatement of the 1998 data.
- The number of fatalities in 2001 has been reduced from 42 to 40. Two contractor fatalities have been determined to be non-work related.
- The 1990 greenhouse gas baseline has been restated to reflect the new acquisitions. Estimated 1990 emissions from our four Equilon refineries were 5.7 million tonnes CO_2 equivalent with an additional 3.4 million tonnes from the three DEA refineries. The baseline has therefore been increased from 114 to 123 million tonnes.

Economic

For further financial performance details, see the Parent Companies' Annual Report and Accounts 2002 at **www.shell.com/annualreport**

Return on average capital employed (ROACE)	1997	1998	1999	2000	2001	2002
%	12.0	2.8	12.1	19.5	19.2	14.0

Total shareholder return	1991–2000	1992–2001	1993–2002
% Royal Dutch	16.33	17.63	11.73
% Shell Transport	15.67	15.58	13.05

Environmental

N/C – not collected, O – Old portfolio, N – New portfolio. For explanation of terms, see page 24.

Environmental	1997	1998	1999	2000	2001	2002 O	Target 2002 or projection (P)	2002 N	Target 2003	Target 2007
Carbon dioxide (CO_2) Million tonnes	95	92	90	92	95	88	95(P)	100		
Methane (CH_4) Thousand tonnes	N/C	522	456	398	315	239	306(P)	241		
Other Kyoto greenhouse gases Thousand tonnes	N/C	N/C	11	13	9	9		15		
Global warming potential Million tonnes CO_2 equivalent	109	103	99	101	103	94	103	106	115	117*
Flaring EP Million tonnes of hydrocarbons	8.9	9.1	8.1	9.3	10.3	7.6	8.0	7.6	10.1	3.8
Volatile organic compounds (VOCs) Thousand tonnes	N/C	584	499	538	372	363		379		
Sulphur dioxide (SO_2) Thousand tonnes	343	337	304	277	274	250	265(P)	270		
Nitrogen oxides (NOx) Thousand tonnes	230	252	218	202	213	202	191(P)	213		
Hydrochlorofluorocarbons (HCFCs) Tonnes	N/C	95	77	61	48	47		60		
CFCs/halons/trichloroethane Tonnes	N/C	11	12	6	5	8.1		8.1		
Oil in effluents to surface environment Tonnes	5,585	5,248	3,284	2,803	2,879	2,347	2,690(P)	2,462		
Spills Thousand tonnes	19.3	13.2	18.7	9.9	17.8	6.6	8.5	7.4	6.5	4.8
Water Million cubic metres	N/C	N/C	N/C	N/C	1,701	1,636		1,710		
Waste Thousands tonnes										
Hazardous	N/C	240	272	400	445	476		504		
Non hazardous	N/C	521	468	490	452	489		524		
Total	N/C	761	740	890	897	965		1,028		
Fines Amount $000	501	1,355	2,833	3,089	1,412**	598		1,437		
Number	211	227	306	329	93	126		155		
Activity level										
Million tonnes										
EP	N/C	326	324	341	355	335	343(P)	341		
OP	N/C	163	156	154	156	141	156(P)	177		
Chem	N/C	36	43	43	39	43	37(P)	44		

EP: oil, condensate and gas produced; OP: crude/feedstock processed; Chem: production, 1999-2001 data restated, see page 45
Data are reported on a 100% basis and are not comparable with data in the Parent Companies' Annual Reports

Energy efficiency	1997	1998	1999	2000	2001	2002 O	Target 2002 or projection (P)	2002 N	Target 2003	Target 2007
Gigajoule per tonne production – for OP per tonne crude/feedstock										
EP	N/C	0.8	0.8	0.7	0.7	0.8	0.7	0.8		
OP	N/C	2.9	3.0	3.3	3.0	3.1	3.0	3.1	132***	128***
Chem	N/C	6.6	5.9	6.0	6.2	6.0	6.8	5.9	97****	92****

* 2010 target
** Data not subject to assurance
*** OP:2003/7 targets are Refinery Energy Index
**** Chem:2003/7 targets are Chemicals Energy Index, 1999-2001 data restated, see page 45

Social

N/C – Not collected, O– Old portfolio, N – New portfolio. For explanation of terms, see page 24.

Health and Safety	1997	1998	1999	2000	2001	2002 O	Target 2002	2002 N	Target 2003	Target 2007
Total reportable occupational illness frequency (TROIF)										
Illnesses per million exposure hours – employees only	N/C	3.2	3.5	2.2	2.3	2.1		2.0		
Fatalities										
Employees	7	6	3	5	3	7		8		
Contractors	60	57	44	55	37**	44		45		
Total number	67	63	47	60	40**	51		53		
Fatal accident rate										
Number of fatalities (employees and contractors) per 100 million exposure hours	9.0	8.6	6.9	8.2	5.2	6.4		6.3		
Total reportable case frequency (TRCF)										
Per million exposure hours – employees and contractors	4.1	4.4	3.7	3.2	2.9	2.6	2.6	2.6	2.4	2.0
Lost time injury frequency (LTIF)										
Injury hours per million exposure hours – employees and contractors	1.6	1.6	1.4	1.3	1.2	1.1	1.1	1.1		

Unless otherwise noted, all questions below refer to the number of countries and to Shell companies

Security	1998*	1999*	2000	2001	2002
Security personnel					
Use of security personnel (required by law)	107	117 (15)	100 (18)	100 (15)	95 (12)
Armed security	31	36	29	24	23
Armed company security	5	3	3	2	2
Armed contractor security	21	21	16	16	17
Armed government forces	15	18	14	12	8

Diversity and inclusiveness	1998*	1999*	2000	2001	2002
Equal opportunities					
With relevant operating policies	112	121	123	124	130
Gender diversity					
% women in supervisory/professional positions	N/C	15.4	17.1	17.7	18.9
% women in management positions	7.40	7.2	8.9	9.2	10.4
% women in senior leadership positions	4.90	5.8	7.8	7.9	8.3
Regional diversity*					
% Country Chair positions for which suitably qualified local nationals exist	N/C	N/C	N/C	N/C	78
% of senior leadership staff (management staff) by nationality					
Unknown***	N/C	N/C	4 (11)	6 (12)	1 (6)
Asia Pacific	N/C	N/C	9 (7)	8 (9)	9 (10)
Africa and Middle East	N/C	N/C	3 (5)	3 (5)	3 (6)
Caribbean, Central and South America	N/C	N/C	2 (3)	1 (3)	1 (2)
USA	N/C	N/C	20 (23)	22 (20)	24 (26)
UK	N/C	N/C	33 (22)	32 (22)	33 (22)
The Netherlands	N/C	N/C	19 (17)	19 (18)	20 (17)
Rest of Europe	N/C	N/C	9 (11)	8 (10)	8 (11)

Unions and staff forums	1998*	1999*	2000	2001	2002
Union membership					
Estimated % employees	N/C	N/C	N/C	19	19
Union involvement					
% countries which acknowledge unions in discussions	67	69	71	70	64
% countries which involve unions in negotiations	N/C	N/C	N/C	60	56
Staff forums and grievance procedures					
% countries with staff forums	71	77	82	81	74
% countries with grievance procedures	73	80	83	83	88
% staff with access to staff forum, grievance procedure or support systems	N/C	N/C	N/C	99.99	99.99
Number of times grievance procedure used	412	590	620	592	541

* Data not subject to assurance
** Data restated
*** Including data from Australia (2000–2001) and Canada (2000–2002) for legal reasons

Working hours and wages	1998*	1999*	2000	2001	2002
Lowest wage paid $/month (statutory minimum in that country)	50 (N/A)	71 (N/A)	50 (25)	50 (28)	50(40/32)**

Child labour	1998*	1999*	2000	2001	2002
Procedures to prevent use of child labour in operations in					
Own operations	84	112	112	118	120
Contractors	51	63	69	76	78
Suppliers	28	41	42	55	59
Require contractors to screen their contractors/suppliers	N/C	N/C	25	33	46
Require suppliers to screen their contractors/suppliers	N/C	N/C	24	27	37

Contracting and procurement	1998*	1999*	2000	2001	2002
Local contracting and procurement policy	N/C	54	50	52	54
Spend on goods and services $000 million					
Outside the country	N/C	N/C	N/C	N/C	5.7
Inside the country – international contractors and suppliers	N/C	N/C	N/C	N/C	7.9
Inside the country – local contractors and suppliers	N/C	N/C	N/C	N/C	25.2
Business Principles included in contracts	N/C	104	112	119	128
Business Principles screening for compliance with					
Contractors	81	106	107	114	119
Sub contractors	32	54	54	64	73
Suppliers	64	86	95	102	107
Contracts cancelled due to incompatibility with Business Principles Number	69	62	106	100	54
Joint ventures divested due to operations incompatible with Business Principles Number	N/C	1	2	0	0

Social investment	1998*	1999*	2000	2001	2002
Total social investment $ million	92	93	139	129	156
Total Shell social investment (equity share) $ million	N/C	N/C	85	85	96

Business integrity	1998*	1999*	2000	2001	2002
Use of intermediaries Procedures to ensure no compromise to business integrity	N/C	71	82	79	86
Facilitation payments Procedures to prevent breaches of Group commitment	N/C	80	82	87	101
Reported cases of bribery Number of bribes ($value)					
Bribes offered and/or paid by Shell company employees to third parties	1 ($300)	1 ($300)	0	0	0
Bribes paid by intermediaries or contractor employees to third parties	N/C	0	1 ($4,562)	0	0
Bribes accepted by Shell company employees	4 ($75,000)	3 ($153,000)	4 ($89,000)	4 ($25,668)	4 (unknown)
Bribes accepted by intermediaries, contractor employees or others	N/C	1 (unknown)	0	1 ($18,072)	0

Political payments	1998	1999	2000	2001	2002
Number of political payments	16	0	1	0	0

Competition cases	1998	1999	2000	2001	2002
Number of cases involving Shell, completed	9	2	5	5	3
Ruled in favour of Shell	9	1	3	3	1
Ruled against Shell	0	1	2	2	2

* Data not subject to assurance
** Two countries where that wage is paid

Principle 1 – Objectives
The objectives of Shell companies are to engage efficiently, responsibly and profitably in the oil, gas, chemicals and other selected businesses and to participate in the search for and development of other sources of energy. Shell companies seek a high standard of performance and aim to maintain a long-term position in their respective competitive environments.

Principle 2 – Responsibilities
Shell companies recognise five areas of responsibility:

To shareholders
To protect shareholders' investment, and provide an acceptable return.

To customers
To win and maintain customers by developing and providing products and services which offer value in terms of price, quality, safety and environmental impact, which are supported by the requisite technological, environmental and commercial expertise.

To employees
To respect the human rights of their employees, to provide their employees with good and safe conditions of work, and good and competitive terms and conditions of service, to promote the development and best use of human talent and equal opportunity employment, and to encourage the involvement of employees in the planning and direction of their work, and in the application of these Principles within their company. It is recognised that commercial success depends on the full commitment of all employees.

To those with whom they do business
To seek mutually beneficial relationships with contractors, suppliers and in joint ventures and to promote the application of these principles in so doing. The ability to promote these principles effectively will be an important factor in the decision to enter into or remain in such relationships.

To society
To conduct business as responsible corporate members of society, to observe the laws of the countries in which they operate, to express support for fundamental human rights in line with the legitimate role of business and to give proper regard to health, safety and the environment consistent with their commitment to contribute to sustainable development.

These five areas of responsibility are seen as inseparable. Therefore, it is the duty of management continuously to assess the priorities and discharge its responsibilities as best it can on the basis of that assessment.

Principle 3 – Economic principles
Profitability is essential to discharging these responsibilities and staying in business. It is a measure both of efficiency and of the value that customers place on Shell products and services. It is essential to the allocation of the necessary corporate resources and to support the continuing investment required to develop and produce future energy supplies to meet consumer needs. Without profits and a strong financial foundation it would not be possible to fulfil the responsibilities outlined above.

Shell companies work in a wide variety of changing social, political and economic environments, but in general they believe that the interests of the community can be served most efficiently by a market economy.

Criteria for investment decisions are not exclusively economic in nature but also take into account social and environmental considerations and an appraisal of the security of the investment.

Principle 4 – Business integrity
Shell companies insist on honesty, integrity and fairness in all aspects of their business and expect the same in their relationships with all those with whom they do business. The direct or indirect offer, payment, soliciting and acceptance of bribes in any form are unacceptable practices. Employees must avoid conflicts of interest between their private financial activities and their part in the conduct of company business. All business transactions on behalf of a Shell company must be reflected accurately and fairly in the accounts of the company in accordance with established procedures and be subject to audit.

Principle 5 – Political activities
Of companies
Shell companies act in a socially responsible manner within the laws of the countries in which they operate in pursuit of their legitimate commercial objectives.

Shell companies do not make payments to political parties, organisations or their representatives or take any part in party politics. However, when dealing with governments, Shell companies have the right and the responsibility to make their position known on any matter which affects themselves, their employees, their customers, or their shareholders. They also have the right to make their position known on matters affecting the community, where they have a contribution to make.

Of employees
Where individuals wish to engage in activities in the community, including standing for election to public office, they will be given the opportunity to do so where this is appropriate in the light of local circumstances.

Principle 6 – Health, safety and the environment
Consistent with their commitment to contribute to sustainable development, Shell companies have a systematic approach to health, safety and environmental management in order to achieve continuous performance improvement.

To this end Shell companies manage these matters as any other critical business activity, set targets for improvement, and measure, appraise and report performance.

Principle 7 – The community
The most important contribution that companies can make to the social and material progress of the countries in which they operate is in performing their basic activities as effectively as possible. In addition Shell companies take a constructive interest in societal matters which may not be directly related to the business. Opportunities for involvement – for example through community, educational or donations programmes – will vary depending upon the size of the company concerned, the nature of the local society, and the scope for useful private initiatives.

Principle 8 – Competition
Shell companies support free enterprise. They seek to compete fairly and ethically and within the framework of applicable competition laws; they will not prevent others from competing freely with them.

Principle 9 – Communication
Shell companies recognise that in view of the importance of the activities in which they are engaged and their impact on national economies and individuals, open communication is essential. To this end, Shell companies have comprehensive corporate information programmes and provide full relevant information about their activities to legitimately interested parties, subject to any overriding considerations of business confidentiality and cost.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. These expressions are also used where no useful purpose is served by identifying a particular company or companies.

The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.

The Sustainable Development team, Shell International, thank: Dr Sebastian Berry of Spoken Word Ltd and Peter Knight of Context for writing, Williams and Phoa for design and production using Ringmaster®, Butler and Tanner for printing and John Ross for cover photography.


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Annual Report and Accounts 2002
The Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.
Also available at
www.shell.com/annualreport

The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at
www.shell.com/shellreport

Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at
www.shell.com/faoi


Statement of
General Business
Principles

Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

The Shell Report 2002 Summary
Abridged version of The Shell Report.

Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at
www.shell.com/sgbp

The "Shell" Transport and Trading Company, p.l.c.
Annual Report and Accounts 2002





Contents

The "Shell" Transport and Trading Company, p.l.c.

Royal Dutch/Shell Group of Companies

Nelson platform in the North Sea, acquired as part of Enterprise Oil. The acquisition of Enterprise Oil was one of the highlights of 2002, providing a strong complement to our Exploration and Production activities in the UK North Sea and supporting our commitment to growth in Norway. Elsewhere it provides the Group with attractive growth opportunities in Italy and in the USA Gulf of Mexico and improves our position in Brazil.

Message from the Chairman

Dear Shareholder,

2002 was a pivotal year for the Group. We delivered robust and competitive profitability in a testing environment – in line with our business principles – while taking decisive steps to pursue our strategic goals. Shell companies have the resilience to manage economic and political uncertainty – maintaining momentum in uncertain times.

In a troubled world we have made plans to safeguard our people and fulfil our responsibilities to customers. We are well placed to take advantage of economic recovery.

I thank all Shell people – as well as those who worked with us – for their skill and commitment which delivered this success and give us confidence for the future.

Delivering robust results

Business conditions in 2002 were significantly worse overall than in 2001. In the first six months the downstream businesses faced some of the most difficult conditions on record.

In this testing environment we delivered robust earnings and cash flow. On an estimated current cost of supplies basis – excluding special items – earnings of $9.2 billion were 23% lower than in 2001. Cash flow from operations of $16.4 billion fell by only 3%.

From the record levels of 2001, Oil Products earnings were reduced by 47% due to very poor refining margins – although, in a difficult environment, they remained significantly ahead of all global competitors. Despite higher production, Exploration and Production earnings were 12% lower. Gas & Power earnings fell by 35%. Chemicals earnings more than doubled as costs were reduced and markets began to improve.

Oil production was ahead of target, even without the additional volumes from the acquisition of Enterprise. New reserves more than offset production. LNG sales were at record levels and have grown by 60% since 1999.

Shell companies continue to show strong competitive performance.

After delivering $5 billion in cost improvements in three years, pursuing a further 3% annual reduction in unit costs was ambitious. We met this target in 2002 and have extended it to 2004.

We maintain competitive leadership in key areas, including Oil Products, deep-water production, LNG and polyolefins.

All this was achieved within a disciplined financial framework – using our financial strength to make four major strategic acquisitions and investing over $14 billion in organic growth. Proceeds from divestments amounted to $1.5 billion, reflecting the continuing focus on upgrading the portfolio.

Enlarging the Group's capital base increases the potential to grow value. The decision to seize acquisition opportunities reduced our returns to a highly competitive 14% in 2002. Raising returns is a priority for the next years.

Reducing cash balances and raising gearing to our desired band have increased balance sheet efficiency.

We aim for – and continue to deliver – consistent long-term real dividend growth. The proposed final dividend for 2002 is 9.30p, making a total dividend for the year of 15.25p per ordinary share.



"2002 was a pivotal year. We delivered robust and competitive profitability in testing conditions and made great progress in pursuing our strategic goals – making four major acquisitions and investing in organic growth. We worked hard to live up to our business principles and commitments on sustainable development. We are well placed to maintain momentum in uncertain times."
Sir Philip Watts

Making strategic progress

We have made great progress in pursuing our strategic direction, growing value for our shareholders through robust profitability and our competitive edge.

The Enterprise acquisition increases production and reserves, and extends opportunities. The major downstream acquisitions in the US and Germany greatly enhance our competitive positions in the largest markets, while the Pennzoil-Quaker State acquisition provides a platform for global lubricants leadership.

Realising the synergies from these acquisitions is a priority and is already ahead of schedule. Additional synergies have been identified.

A major programme to rebrand and upgrade the US retail network is underway.

At the same time we are creating and executing projects to deliver organic growth.

2002 saw continued exploration success, with significant discoveries and appraisal results in the Gulf of Mexico, Brazil, Ireland, Nigeria, Kazakhstan and Malaysia.

Key projects have been brought on stream, including:

- the Muskeg River mine of the Athabasca Oil Sands project in Canada;
- the EA offshore field and the third train of the Bonny LNG plant in Nigeria;
- the Penguins fields in the UK North Sea; and
- petrochemical plants in Singapore and at Moerdijk in the Netherlands.

And we continue building the long-term assets to deliver future value growth.

Unrivalled experience in developing deep-water fields in the Gulf of Mexico is a major competitive asset. We plan to commission the Na Kika floating hub later this year to handle production from six fields, one in a world record water depth of more than 2,300 metres. The Bijupirá-Salema project in Brazil is also nearing completion.

Over the next three years, new LNG trains in Malaysia, Australia and Nigeria, and terminals in the US and India, will support the continued growth of our leading LNG business. The Australian North West Shelf venture has gained the first contract to supply LNG to China. Planning of the massive Sakhalin LNG scheme in Russia is making progress.

Differentiated retail fuels – offering higher performance and environmental standards – are now improving sales and margins in 46 countries.

The decision to approve the major Nanhai petrochemical plant in southern China demonstrates the vital role of petrochemicals within Shell. The project is part of a significant, integrated Shell business being developed in China.

Earning trust

Showing that we live up to our values – honesty, integrity and respect for people – is even more important in such troubled times. We believe this requires:

- engaging with people's concerns;
- articulating clear principles and high standards;
- having strong corporate governance to ensure we live up to them throughout our operations;
- committing to transparency; and
- communicating effectively.

We believe that contributing to sustainable development is both about how we do our business and how our business does in the long-term.

Meeting energy challenges

Energy companies make their primary contribution to society by helping to meet the energy challenges that will shape our world. Shell companies contribute in many ways.

They are supporting energy security for advanced economies by extending indigenous resources in areas like the North Sea and Gulf of Mexico, and by diversifying gas supplies. They are helping to meet the growing energy needs of developing countries, while reducing the environmental impact, for example, by contributing to the development of gas supplies in China. And they are widening access to modern energy, for example, by providing affordable solar power to rural households.

We have supported the need for precautionary action on climate change for six years – believing that much can be done that is both economic and helps to meet other energy challenges, such as enhancing security.

We have met our target of cutting greenhouse gas emissions from Shell operations by more than 10% from 1990 levels by the end of 2002 despite business growth. While continuing to grow strongly we will manage emissions so they are still 5% below 1990 levels by 2010.

We also play a progressive role, contributing to solutions by developing:

- the gas supplies which are the most important medium-term way of reducing carbon emissions;
- commercial wind, solar, bio-fuels and hydrogen businesses;
- ways of locking up carbon dioxide underground or in inert building materials; and
- mechanisms to enable cost-effective emissions reduction, such as trading.

Focus on people

Our continuing success depends on the quality of Shell people and how well we develop and apply their talents, and harness their knowledge and creativity across the world.

The results of our latest worldwide Shell People Survey – completed by 78% of staff – confirm the value of focusing on this. They show continuing significant improvements in trust, exceeding the benchmark standard for high-performance companies in most areas.

Trusted to deliver

In times of uncertainty, what counts is being trusted to deliver. As the long-standing slogan said, we want people to know they "can be sure of Shell".

I believe that our performance last year helps us earn and keep that trust. Trust that we live up to our principles. And trust that we can maintain momentum even in difficult and uncertain times, building on a pivotal year of robust profitability and strategic action.

We aim to deserve continuing trust.

Yours sincerely,

Phil Watts

Sir Philip Watts, Chairman
March 6, 2003

Financial Highlights

The "Shell" Transport and Trading Company, p.l.c.

Adjusted earnings[a] (pro forma)
pence per 25p Ordinary share



0.5
21.4
33.8
30.7
25.9
98
99
00
01
02

Adjusted CCS earnings[b] (pro forma)
pence per 25p Ordinary share



12.2
17.6
34.9
33.9
25.2
98
99
00
01
02

Dividends[c]
pence per 25p Ordinary share



13.50
14.00
14.60
14.80
15.25
98
99
00
01
02

Year-end share price
pence per 25p Ordinary share



369
515
549
472
409
98
99
00
01
02

Adjusted earnings[a] (pro forma)
$ per New York Share*



0.05
2.07
3.07
2.65
2.33
98
99
00
01
02

Adjusted CCS earnings[b] (pro forma)
$ per New York Share*



1.21
1.71
3.16
2.93
2.28
98
99
00
01
02

Dividends
$ per New York Share*



1.33
1.31
1.24
1.29
d
98
99
00
01
02

Year-end share price
$ per New York Share*



37.19
49.00
49.38
41.45
38.92
98
99
00
01
02

* One New York Share = six 25p Ordinary shares

For information about the data contained in the charts relating to Shell Transport, consult the Shareholder Information section on page 80.

Royal Dutch/Shell Group of Companies

Net income
$ million



350
8,584
12,719
10,852
9,419
98
99
00
01
02

Adjusted CCS earnings[b] (pro forma)
$ million



5,146
7,093
13,111
11,984
9,218
98
99
00
01
02

Return on Average Capital Employed[e]
%



2.8
12.1
19.5
19.2
14.0
98
99
00
01
02

The earnings per share calculation includes shares held to back share options (refer to note 22 of the Group Financial Statements on pages 70 to 72).

a Adjusted earnings includes Shell Transport's share of earnings retained by companies of the Royal Dutch/Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport's basic earnings per share, is provided on page 16.
b Earnings on an estimated current cost of supplies (CCS) basis, excluding special credits/(charges). See also page 35.
c The 2002 figure includes the proposed final dividend which is subject to approval at the Annual General Meeting of the Company on April 23, 2003.
d The 2002 final dividend in dollars will be determined by the dollar/sterling exchange rate ruling on May 6, 2003.
e CCS earnings plus the Group share of interest expense after tax, as a percentage of the Group share of average capital employed.

Throughout this Report, a billion = 1,000 million.

Board of Directors

of The "Shell" Transport and Trading Company, p.l.c.

Managing Directors

Sir Philip Watts KCMG*
Chairman

Born June 25, 1945. A Director and a Managing Director of the Company since 1997 and Chairman since July 1, 2001. A Group Managing Director since 1997. Joined the Group as a seismologist in 1969, and held positions in Asia Pacific and Europe leading to Exploration Director, Shell UK 1983–85. Head of various Exploration and Production functions in The Hague 1985–91. Chairman and Managing Director in Nigeria 1991–94, and Regional Co-ordinator, Europe 1994–95. Director Planning, Environment and External Affairs, Shell International 1996–97. Chief Executive Officer, Exploration and Production 1997–2001. Currently Chairman of the Executive Committee of the World Business Council for Sustainable Development. Also Chairman of the International Chamber of Commerce's UK governing body and Trustee of the Saïd Business School Foundation, University of Oxford.

Paul Skinner*

Born December 24, 1944. A Director and a Managing Director of the Company and a Group Managing Director since January 1, 2000. Chief Executive Officer, Oil Products since 1999. Joined the Group as a student in 1963 and then worked in Chemicals from 1966 in sales and marketing assignments in the UK, Greece and Nigeria. Moved to the oil business in 1979, holding a succession of senior roles in the UK, New Zealand and Norway. President, Shell International Trading Company, 1991–95 and additionally responsible for the shipping business 1995–96. Director, Strategy and Business Services, Oil Products 1996–98. President, Shell Europe Oil Products 1998–99. Currently a non-executive Director of Rio Tinto plc and Rio Tinto Limited and a member of the Board of INSEAD, the European/Asian business school.

Non-executive Directors

Teymour Alireza*

Born September 7, 1939. A Director since 1997. A Saudi Arabian citizen. President and Deputy Chairman, The Alireza Group. Chairman National Pipe Company Ltd, Saudi Arabia. Director Arabian Gulf Investments (Far East) Ltd, Hong Kong and of Riyad Bank Saudi Arabia. Member of the International Board of Trustees of the World Wide Fund for Nature.

Sir Peter Burt FRSE*

Born March 6, 1944. Appointed a Director on July 25, 2002. Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland 2001–03. Group Chief Executive of Bank of Scotland 1996–2001. Joined the Bank of Scotland in 1975. Chief General Manager of the Bank 1988–96. Worked in the computer industry in the USA and the UK 1968–74. A Director of a number of charitable organisations.

Dr Eileen Buttle CBE

Born October 19, 1937. A Director since 1998. Retired in 1994 from a career of public scientific appointments. Member of a number of Government and EU advisory committees of environmental aspects of national and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti

Born November 27, 1944. A Venezuelan citizen. A Director since 2000. Joined the Venezuelan Shell oil company in 1966, and the Venezuelan state oil company, Petroleos de Venezuela, SA (PDVSA) in 1976. Chairman and CEO of PDVSA 1994–99. Currently a Senior Adviser at the Center for Strategic and International Studies in Washington DC and also acts as a consultant in oil and energy.

Non-executive Directors continued

Mary (Nina) Henderson

Born July 6, 1950. A Director since 2001. A US citizen. 1972–2001 wide experience in marketing consumer goods with Bestfoods, a major US foods company, rising to President of a major division and Corporate Vice President responsible for worldwide core business development. Currently a non-executive Director of Pactiv Corporation, AXA Financials Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

Sir Peter Job KBE

Born July 13, 1941. A Director since 2001. Chief Executive of Reuters plc, 1991–2001 following wide experience in that company from 1963 in Latin America, Africa, Asia and the Middle East. Currently a non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc, Multex.com, Inc and a member of the Supervisory Board of Deutsche Bank AG and of Bertelsmann AG.

Sir John Kerr GCMG*

Born February 22, 1942. Appointed a Director on July 25, 2002. Member of United Kingdom Diplomatic Service 1966–2002 and Head of the Service 1997–2002. Principal Private Secretary to the Chancellor of the Exchequer 1981–84. UK Permanent Representative to the EU 1990–95. British Ambassador to the United States 1995–97. Foreign Office Permanent Under Secretary of State 1997–2002. Secretary-General of the Convention, chaired by President Giscard d'Estaing, on future EU institutional arrangements. Currently a non-executive Director of Scottish American Investment Trust plc; Trustee of National Gallery and of Rhodes Trust.

Sir Mark Moody-Stuart KCMG*

Born September 15, 1940. A Director since 1991. Chairman 1997–2001 and a Group Managing Director 1991–2001. A non-executive Director since July, 2001. Currently Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General's Advisory Council for the Global Compact.

Lord Oxburgh KBE FRS

Born November 2, 1934. A Director since 1996. Scientific and University appointments 1960–88. Chief Scientific Adviser, Ministry of Defence 1988–93. Rector, Imperial College of Science, Technology and Medicine, 1993–2001. Currently Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.

Company Secretary

Jyoti Munsiff

Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

* **Standing in 2003 for election or re-election as a Director of the Company.**

Report of the Directors

of The "Shell" Transport and Trading Company, p.l.c.

Activities of the Company

The Company is a holding company which, in conjunction with Royal Dutch Petroleum Company, a Netherlands company, owns, directly or indirectly, investments in the numerous companies constituting the Royal Dutch/Shell Group of Companies and collectively referred to as "the Group". Royal Dutch Petroleum Company has a 60% interest in the Group and the Company a 40% interest. The Operating Companies of the Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable resources and other businesses throughout the world.

The Structure of the Royal Dutch/Shell Group is shown on pages 22 and 23 and further described in Note 2 to the Financial Statements of the Company. The assets and income of the Company consist principally of its interest in the net assets, and its share in the net income of the Group.

Having regard to the fact that the Company has no subsidiaries, it is appropriate to draw attention to the Message from the Chairman (pages 1 and 2), Business Highlights (pages 24 and 25) Market Overview (page 31), Strategic Direction (pages 32 and 33) and the Operational and Financial Review (pages 34 to 53) concerning Group companies generally which would have had to be included in this Report if such Group companies had been subsidiaries of the Company.

Financial Statements and dividends

The Financial Statements of the Company appear on pages 16 to 20. Earnings for the year amounted to £2,509.3 million, of which £1,404.0 million is available for distribution and £1,105.3 million represents the Company's share of earnings retained by companies of the Royal Dutch/Shell Group.

On September 18, 2002, an interim dividend in respect of 2002 of 5.95p per Ordinary share was paid.

The Directors recommend a final dividend for 2002 of 9.30p per Ordinary share which would make 15.25p per share for the year. Subject to approval at the Annual General Meeting, the final dividend will be paid on May 6, 2003 to Members on the Register on April 4, 2003 and to holders of Bearer Warrants who surrender Coupon No. 211.

Creditor payment policy

Statutory Regulations issued under the Companies Act 1985 require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company with no business other than the holding of shares in companies of the Royal Dutch/Shell Group, the Company has no trade creditors. For the information of shareholders, the statement that will appear in the Directors' Report for 2002 of Shell U.K. Limited will confirm that Shell U.K. complies with the CBI's Better Payment Practice Code. Shell U.K. had approximately 40 days' purchases outstanding at December 31, 2002 based on the average daily amount invoiced by suppliers during the year.

Directors' responsibilities in respect of the preparation of the Financial Statements

The Companies Act 1985 requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors

The other Directors were pleased to be able to congratulate two members of the Board on the following awards announced in the New Year Honours List 2003: Philip Watts was awarded Knight Commander Order of St. Michael and St. George in recognition of his services to British business and chairing the World Business Council for Sustainable Development: and Peter Burt was awarded a Knight Bachelor for his services to banking.

The current Directors of the Company are shown on pages 4 and 5; all served as Directors throughout 2002 except for Sir Peter Burt and Sir John Kerr, who both joined the Board on July 25, 2002. Having been appointed by the Board, they will vacate office at the Annual General Meeting on April 23, 2003 and will offer themselves for election by the shareholders.

Professor Robert O'Neill and Sir William Purves both retired from the Board at the Annual General Meeting on May 16, 2002.

The Directors retiring by rotation at the forthcoming Annual General Meeting are Teymour Alireza, Sir Mark Moody-Stuart, Paul Skinner and Sir Philip Watts. They are all eligible and will offer themselves for re-election.

No Director has, or during the financial year had, a contract of service with the Company. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company's business.

The Board's Statement on Corporate Governance is set out on pages 8 to 10, and the Report on Directors' Remuneration is set out on pages 11 to 14.

Directors' share interests in the Company

The interests of the Directors in Ordinary shares of Shell Transport, including any interests of a spouse or infant child, are set out below:

	25p Ordinary shares	
	Jan 1, 2002	**Dec 31, 2002**
Sir Philip Watts	59,381	**76,657**[a]
Paul Skinner	53,287	**60,436**[a]
Teymour Alireza	29,093	**29,093**
Sir Peter Burt	–*	**10,000**
Dr Eileen Buttle	3,400	**3,400**
Luis Giusti	–	**-**
Nina Henderson	9,000	**9,000**
Sir Peter Job	–	**-**
Sir John Kerr	–*	**-**
Sir Mark Moody-Stuart	600,000	**600,000**
Lord Oxburgh	5,628	**5,829**

* at date of appointment.

a The above table excludes interests in shares awarded under the Deferred Bonus Plan described on page 11. Interests under this Plan are set out below.

The above interests are all beneficial except that Sir Philip Watts had the following non-beneficial interests as trustee of a family settlement: January 1, 2002: nil, December 31, 2002: 10,000 Ordinary shares.

No Director had an interest in either of the two classes of Preference shares during the year.

Directors' share interests in the Company under the Deferred Bonus Plan

At December 31, 2002 the interests of Directors in the shares of the Company pursuant to the Deferred Bonus Plan (as described on page 11) were as follows:

	25p Ordinary shares			
	2001 Bonus deferred	Matching/ dividend awards	**Total Dec 31, 2002**	Release date
Sir Philip Watts	28,455	15,374	**43,829**	11.03.05
Paul Skinner	21,138	11,421	**32,559**	11.03.05

The first awards were made in respect of the 2001 performance bonus and accordingly there were no interests under the Plan on January 1, 2002.

There were no changes in Directors' share interests during the period from December 31, 2002 to March 4, 2003 except Sir Philip Watts and Paul Skinner had each acquired an additional 66 Ordinary shares under the Shell All-employee Share Ownership Plan; and Sir John Kerr had acquired 10,000 Ordinary shares.

Share capital

At the Annual General Meeting in 2002 the shareholders renewed the authority, expiring after a year, for the Company to purchase its own shares up to a maximum of 5% of the issued share capital.

During 2002, 81,125,000 Ordinary shares with a nominal value of £20.28 million (representing 0.84% of the Company's issued Ordinary share capital as at December 31, 2002) were purchased for cancellation for a total cost of £369.6 million, including expenses, at an average price of 453.33 pence per share. At March 4, 2003 no further Ordinary shares had been purchased for cancellation.

The Board continues to regard the ability to repurchase issued shares in appropriate circumstances as an important component in the financial management of the Company and a resolution will be proposed to the forthcoming Annual General Meeting to renew the authority for the Company to purchase its own shares for another year.

This proposal is further explained in the letter from the Chairman which accompanies the Notice of the Annual General Meeting.

At March 4, 2003, the only interests which had been notified to the Company in 3% or more of the Company's issued Ordinary share capital was that of Barclays PLC which held 290,927,889 shares (3.01%) and Legal & General Group Plc which held 323,116,465 shares (3.34%).

Share schemes

Certain Group companies have stock option plans and employee share purchase plans, the operation of which during 2002 is summarised on page 15 and in Note 22 to the Group Financial Statements on pages 70 to 72.

No issue of new shares is involved under any of these plans and no dilution of shareholders' equity is involved.

The Shell Petroleum Company Limited is one of the companies with a stock option plan for executives, the shares involved being those of the Company and Royal Dutch Petroleum Company. Details of Managing Directors' interests in options relating to Shell Transport shares under this plan are set out on page 14.

Political and charitable contributions

The Group's Statement of General Business Principles excludes political payments and activities and no political donations were made by the Company to political parties or organisations during the year. The Company itself makes no charitable contributions, but the Group has endowed a registered charity, The Shell Foundation, which acts under the guidance of independent trustees. In addition, individual Shell companies run their own social investment programmes, making voluntary contributions of $96 million in 2002. The Shell Report 2002 – Meeting the energy challenge (distributed with this Annual Report) provides information on these programmes and examples of The Shell Foundation projects.

Auditors

Following the conversion of the auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from January 1, 2003, PricewaterhouseCoopers resigned on February 5, 2003 and the Directors appointed its successor PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting to be held on April 23, 2003.

Annual General Meeting

The Annual General Meeting will take place on April 23, 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. Details of the business to be put to shareholders at the Meeting can be found in the letter from the Chairman which accompanies the Notice of Meeting.

By Order of the Board
Jyoti Munsiff, Secretary
March 6, 2003

Corporate Governance

Application and compliance
The Board of The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) is committed to the highest standards of integrity and transparency in its governance of the Company and the majority of the principles of good governance set out in the Combined Code have featured in the Company's approach to corporate governance for many years. This statement describes the application of the principles of the Combined Code during the year 2002.

The sole activity of Shell Transport is the ownership of a 40% interest in the Royal Dutch/Shell Group of Companies of which it is not a part and in whose activities it does not engage. The other 60% is owned in like manner by Royal Dutch Petroleum Company (Royal Dutch). This arrangement has stood unaltered since 1907, subject only to changes of detail, and during this long period the Group has grown to be one of the largest global commercial enterprises. The Board considers that these enduring arrangements between Shell Transport and Royal Dutch have served shareholders well. It must be recognised however, that the framework within which the Board operates is conditioned to some extent by Shell Transport's unique relationship with Royal Dutch, and this results in some special arrangements which may not be appropriate in other companies. However, these governance arrangements are always designed with a view to upholding the best standards of corporate governance.

Shell Transport aims to be at the forefront of internationally recognised best governance practice which, as a dynamic interplay of forces, is a subject of continuous renewal and improvement. In the United Kingdom the proposals of the Higgs Review on the effectiveness of non-executive Directors and of the Smith Review on audit committees and, in the United States, the Sarbanes-Oxley Act and associated rule making by the Securities Exchange Commission have recently provided a new impetus to such renewal and improvement. Shell Transport is following these developments and, though complying in many respects already, intends to adapt its governance arrangements as may be appropriate. Specifically for the guidance of principal executives and senior financial officers a Code of Ethics has been drawn up in conjunction with the Group's Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

The joint arrangements for supervising the governance of the operations of the Royal Dutch/Shell Group of Companies throughout the world are summarised in this statement under the heading "Arrangements with Royal Dutch Petroleum Company". The remainder of this statement refers to the governance of Shell Transport itself.

Compliance with the Code of Best Practice
In addition to the principles of good governance, the Combined Code incorporates a Code of Best Practice, and the Listing Rules of the Financial Services Authority require listed companies to indicate whether or not they have complied with the provisions of the Code of Best Practice throughout the year and to explain any non-compliance.

The Board of Shell Transport confirms its compliance with the Code throughout 2002 subject to the following variations which continue to reflect Shell Transport's alliance with the Netherlands-based Royal Dutch.

- Joint Committees with Royal Dutch:
  The Board Committees dealing with audit and remuneration matters are joint committees of the Supervisory Board of Royal Dutch and the Board of Shell Transport. This means that the Chairman of these Committees will sometimes be a nominee of Royal Dutch and as such will not be able to attend the Annual General Meeting. In these circumstances a Shell Transport member of the Committee will deal with any appropriate questions at the Annual General Meeting.

  For many years the Remuneration and Succession Review Committee has comprised six non-executive Directors including two former Group Managing Directors – one UK and one Dutch. The Boards have considered it helpful, given the complexity of the Managing Directors' salary structure in relation to other Group executives, for the Committee to include former Managing Directors although theoretically the former Managing Directors are not "independent".

  The Remuneration and Succession Review Committee, as a joint committee of two independent Boards, is not able to formally "determine" the remuneration package of individual directors (who are not employees of the Parent Companies): it makes recommendations to the Boards of the Parent Companies which, if thought fit, pass the proposals on to the employing companies concerned for implementation.

- Chairman and Chief Executive:
  The Chairman of Shell Transport is currently also the most senior executive Director of the Group, but this arrangement is not in conflict with the principle that one person should not have unfettered powers of decision (please see details of the Committee of Managing Directors on page 30).

Board structure and procedures
The current membership of the Board is shown on pages 4 and 5. All Directors are equally accountable at law to the shareholders for the proper conduct of the business. The Directors aim for Board membership which provides a spread of knowledge and experience appropriate to the business. The actual composition of the Board varies from time to time, but for many years the Board has comprised:

- at least two Managing Directors of the Company, who were also Group Managing Directors (see page 9);
- a Chairman, who was also one of the Managing Directors; and
- a number of non-executive Directors, who constituted the majority of the Board.

Throughout 2002 there were two Managing Directors and the balance were non-executive Directors. Of the current non-executive Directors, one – Sir Mark Moody-Stuart – is a former Managing Director. Of the nine non-executive Directors at the end of the year, Sir Peter Burt (appointed July 25, 2002), Dr Eileen Buttle, Luis Giusti, Nina Henderson, Sir Peter Job, Sir John Kerr (appointed July 25, 2002) and Lord Oxburgh are wholly independent of any personal business connection with the Company or companies of the Royal Dutch/Shell Group. Accordingly, the structure of the Board during the year observed the Combined Code provisions that non-executive Directors should comprise not less than one-third of the Board and a majority of the non-executives should be "independent". The Board has nominated Lord Oxburgh as the senior non-executive Shell Transport Director. In accordance with the Combined Code the Articles of Association require that all Directors should be subject to re-election at intervals of not more than three years. All Directors vacate office at age 70 at the latest.

Possible new non-executive Directors are reviewed by the Nomination Committee before any approach is made to the candidate. Any new appointment is made by the Board only after a recommendation from the Nomination Committee. The Chairman of the Board acts as Chairman of the Nomination Committee. In view of the essential requirement for potential Directors to understand the nature of the responsibilities of the Board and the extensive operations of the Group, the Nomination Committee is structured as a committee of the whole Board so that all Directors can participate in the nomination process.

The structure of the committee, known as the "Committee of Managing Directors", which considers and develops objectives and long-term plans of the Royal Dutch/Shell Group is set out on page 30. The members of this Committee are also known as "Group Managing Directors" and the Remuneration and Succession Review Committee (see page 10) reviews and endorses candidates for appointment to these positions.

The Board of Shell Transport considers the appointment of new Directors of the Company in connection with proposals for appointment to the position of Group Managing Director and, where appropriate, either co-opts the person concerned as a Director or, if timing allows, recommends the person to the shareholders for election at the forthcoming Annual General Meeting. It is normally the case that the Board also appoints the new Director as a Managing Director of the Company.

The Directors meet regularly as a Board to deal with business requiring Board approval and also hold meetings known as "The Conference" (see page 10) with members of the Supervisory and Management Boards of Royal Dutch.

Going concern and internal controls

The Directors consider that, taking into account the assets and income of the Royal Dutch/Shell Group of Companies and the long and successful relationship between Shell Transport and Royal Dutch, Shell Transport has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors continue to adopt the going-concern basis for the Financial Statements of the Company.

Shell Transport safeguards its 40% interest in the Group, from which it derives virtually the whole of its income, by appointing a number of Directors to the Boards of the Group Holding Companies; and by the appointment of 50% of the membership of the Group Audit Committee.

The approach in the Group to risk management and internal control is set out on page 51. This demonstrates that risk and control reporting involves management in regular reviews of the risks that are significant to the fulfilment of the objectives of the businesses. The Directors consider that these internal control arrangements are compatible with the guidance for directors published in September 1999 (known as the Turnbull Report) in relation to the internal control provisions of the Combined Code.

The Directors are responsible for Shell Transport's own system of internal control and for reviewing its effectiveness. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against misstatement or loss. Shell Transport's own internal financial controls are the subject of periodic review by the Board in respect of process and effectiveness and this regular review includes consideration of any other business risks including compliance risks.

The Directors accordingly confirm that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company, that it has been in place for the year 2002 and up to the date of approval of the Annual Report and Accounts, and that the process is regularly reviewed by the Board and accords with the guidance for Directors referred to above.

Communications

The Board of Shell Transport recognises the importance of two-way communication with its shareholders and, in addition to giving a balanced report of results and progress at each Annual General Meeting, the Company responds to questions and issues raised by either institutions or private shareholders. Extensive information about Shell companies is available through many sites on the worldwide web and in particular through www.shell.com, which includes a facility for questions to be raised through e-mail. A dialogue with institutional shareholders is maintained through the investor relations programme, and all major presentations are made available on www.shell.com. The share registrar, Lloyds TSB Registrars, operates an online internet access facility for shareholders providing details of their shareholdings. Facilities are also provided for shareholders to lodge proxy appointments electronically. In 2002, a Shell Nominee Service was launched to provide a facility for investors who prefer to hold their shares in Shell Transport in paperless form.

Arrangements with Royal Dutch Petroleum Company

Shell Transport and Royal Dutch are independent companies, each obliged to observe the law and corporate practices of their country of incorporation – the United Kingdom and the Netherlands, respectively. Shell Transport and Royal Dutch have, over their long association, developed a number of special consultative arrangements as set out below to assist with the proper discharge of their responsibilities to their own respective shareholders for stewardship of the Parent Companies' interests in the Royal Dutch/Shell Group.

The Structure of the Royal Dutch/Shell Group is shown on pages 22 and 23 of this Annual Report, and the membership of the Boards of the Parent Companies is set out on pages 28 and 29.

The Conference

Meetings of the Conference between the Directors of Shell Transport and members of the Supervisory and Management Boards of Royal Dutch are held regularly during the year. The purpose of the Conference is to receive information from Group Managing Directors about major developments within the Royal Dutch/Shell Group of Companies and to discuss reviews and reports on the business and plans of the Group. Senior executives of Group companies also attend meetings of the Conference to present strategic plans and proposals for major projects, giving Directors frequent opportunities to hear from and question those with first-hand experience of the business, in addition to receiving fully documented reports and proposals.

In particular, the Conference reviews and discusses:

- the strategic direction of the businesses of the Royal Dutch/Shell Group of Companies;
- the business plans of both the individual businesses and of the Royal Dutch/Shell Group of Companies as a whole;
- major or strategic projects and significant capital items;
- the quarterly and annual financial results of the Royal Dutch/Shell Group of Companies;
- reports of the Group Audit Committee;
- appraisals both of the individual businesses and of the Royal Dutch/Shell Group of Companies as a whole;
- annual or periodic reviews of Group companies' activities within significant countries or regions;
- governance, business risks and internal control of the Royal Dutch/Shell Group of Companies;
- a regular programme of insights and briefings on specific aspects of the Royal Dutch/Shell Group of Companies; and
- any other significant or unusual items on which the Group Managing Directors wish to seek advice.

Joint Committees

The joint Committees established by the Parent Companies to assist with their respective governance responsibilities are described below. All three of these Committees are composed of six members, in each case three of whom are appointed by the Board of Shell Transport from among its members and three by the Supervisory Board of Royal Dutch from among its members.

Group Audit Committee

In 1976 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Group Audit Committee. Under its terms of reference the Committee acts in an advisory capacity to the Boards, providing them with quarterly and annual updates regarding its activities and related recommendations. The Committee regularly considers the effectiveness of risk management processes and internal control within the Group and reviews the financial accounts and reports of the Royal Dutch/Shell Group of Companies. The Committee also considers both internal and external audit reports (including the results of the examination of the Group Financial Statements) and assesses the performance of internal and external audit.

The Directors of Shell Transport appointed to the Committee are currently Sir Peter Burt, Luis Giusti and Nina Henderson; the members appointed by the Supervisory Board of Royal Dutch are currently Aad Jacobs (Chairman of the Committee), Henny de Ruiter and Jan Timmer.

Remuneration and Succession Review Committee

In 1967 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Remuneration Committee. Following restatement of its terms of reference in 1980, this Committee was renamed as Remuneration and Succession Review Committee. The functions of the Committee are to make recommendations on all forms of remuneration with respect to Group Managing Directors and to review matters relating to the succession to the positions of Group Managing Directors.

The members appointed by the Board of Shell Transport are currently Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart; the members appointed by the Supervisory Board of Royal Dutch are currently Jonkheer Aarnout Loudon (Chairman of the Committee), Professor Joachim Milberg and Henny de Ruiter. The Chairman of the Committee is currently an appointee of Royal Dutch and Sir Peter Job has been nominated by the Board of Shell Transport to respond at the Annual General Meeting to any questions relating to remuneration issues.

Social Responsibility Committee

In 1997 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Social Responsibility Committee. The Committee reviews the policies and conduct of the Royal Dutch/Shell Group of Companies with respect to the Group's Statement of General Business Principles as well as the Group's Health, Safety and Environment Commitment and Policy.

The members appointed by the Board of Shell Transport are currently Teymour Alireza, Dr Eileen Buttle and Lord Oxburgh (Chairman of the Committee). The members appointed by the Supervisory Board of Royal Dutch are currently Maarten van den Bergh, Jonkheer Aarnout Loudon and Jan Timmer.

Shell companies have long been open about the values and principles which guide them, and the Group's Statement of General Business Principles has been publicly available since 1976. The latest revision followed extensive internal and external consultation. The *Statement of General Business Principles includes commitments to* support fundamental human rights and to contribute to sustainable development.

The Annual Report and Accounts 2002 is distributed with a copy of The Shell Report 2002 – Meeting the energy challenge, which reviews how Group companies are living up to the Group's Business Principles and contributing to sustainable development.

Remuneration Report

The Board presents its report on Directors' remuneration for the year ended December 31, 2002.

This report deals with the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Shell Transport, and to the non-executive Directors of Shell Transport. The remuneration policy is subject to regular review. This report also contains the disclosure of the individual remuneration of the Directors of Shell Transport.

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch (see page 10) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

During the year under review, the REMCO members appointed by the Board of Shell Transport were Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart, and the members appointed by the Supervisory Board of Royal Dutch were Jonkheer Aarnout Loudon, Professor Joachim Milberg, Henny de Ruiter (appointed July 1, 2002) and Lodewijk van Wachem (retired June 30, 2002). The Chairman of the Committee is currently Jonkheer Aarnout Loudon.

The remuneration of the non-executive Directors of Shell Transport is, in accordance with the Articles of Association, the responsibility of the Board of Shell Transport as a whole and is determined within the limits set by shareholders.

Remuneration policy

Group Managing Directors' Remuneration

Philosophy

The objective of the remuneration philosophy is to attract and retain high calibre individuals and motivate them towards the achievement of exceptional performance that enhances the value of the Group. The remuneration structures for Group Managing Directors are therefore designed to support alignment of Group Managing Directors' interests with the goals of the Group and its various businesses and with shareholders' interests.

Competitive framework

Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope to that of the Group. Among such companies there is an increasing emphasis on performance-linked variable short and long-term pay. Consistent with this and the philosophy outlined above, for on-target performance more than half of a Group Managing Director's total remuneration will be performance-linked. This proportion is expected to increase in line with market practice.

REMCO is provided with market data on the basis of which it annually reviews remuneration levels and the proportions between fixed and variable pay.

Base salary and fees

The purpose of base salary (which is inclusive of Directors' fees) is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director.

Salary levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. The scales were increased by 6% with effect from July 1, 2002. The salary scales are reviewed annually by REMCO and will be adjusted in line with market practice with effect from July 1, 2003. Progression of an individual Group Managing Director's salary to the target position is usually over a three-year period from appointment.

Annual and deferred bonus

The purpose of the annual bonus plan is to motivate Group Managing Directors to achieve annual results that further the Group's long-term objectives.

The target level of bonus for the year 2002 was 100% of base salary (2001 was 65% of base salary). The target for 2003 will be 100% of base salary.

Bonus awards are recommended by REMCO based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. These targets encompass financial, customer, people, sustainable development and other operational objectives. For 2002, financial targets related to Total Shareholder Return (TSR) measured annually by the average weighted share price performance plus dividends of Shell Transport and Royal Dutch relative to other major integrated oil companies and Return on Average Capital Employed (ROACE). Having regard to the Group's performance against all targets, REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. The same approach will be adopted in 2003.

Since 2001, Group Managing Directors have been able to elect to defer up to one-third of their annual bonus into shares, in the case of Managing Directors of the Company, Shell Transport shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares, are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two shares accumulated.

The purposes of the deferred bonus plan are to reward performance over a single financial year, to align Group Managing Directors' interests with shareholders' interests during the deferment period and to encourage share ownership in the Company. There is accordingly no further performance test beyond that governing performance in the relevant bonus year.

Neither annual nor deferred bonuses are pensionable.

Long-term incentives

The objective of long-term incentive arrangements is to ensure that Group Managing Directors share the interests of shareholders by being rewarded for share price growth, the creation of shareholder value and the achievement of superior relative shareholder returns. The policy in relation to long-term incentives applies to each of the Group Managing Directors.

Long-term incentives are currently awarded in the form of stock options. Options are granted once a year under the Group Stock Option plan which applies to Group Managing Directors and senior staff.

Options granted before 2003 to Group Managing Directors may vest three years after grant and remain exercisable until ten years after grant. Of the options granted, 50% are subject to performance conditions and the proportion of such 50% which will either vest and become unconditional or lapse, will be determined for Group Managing Directors at the discretion of REMCO using the criteria below.

REMCO will only exercise its discretion in favour of vesting to the extent that it is satisfied that the performance of the Group over the three-year vesting period reflects the objective for long-term incentives. Accordingly, when making its decision, REMCO takes into account a combination of TSR over the three-year vesting period (measured by the average weighted share price performance plus dividends of Shell Transport and Royal Dutch over the ten-day period at the beginning and end of the vesting period) relative to a peer group of other major integrated oil companies and other long-term indicators of Group performance.

The latest tranche of stock options to vest was granted in March 2000 and the stock options vested in March 2003. The measurement period for the options was January 1, 2000 to December 31, 2002. The peer companies were BP, ChevronTexaco, ExxonMobil and Total. The Royal Dutch/Shell Group of Companies ranked fourth. REMCO considered other performance indicators including profits over the three years and ROACE relative to the peer group.

Having considered all of these factors REMCO determined that 50% of the options granted in March 2000 that were subject to its discretion should vest.

Options granted in 2003, and in subsequent years, will be 100% performance linked. Performance will be measured over the three financial years prior to grant. The policy, which will continue in future years, is that the levels of grant will vary according to the ratings given by REMCO to the Group's achievements against financial targets and will reflect competitive market practice. The current financial targets are TSR relative to the other major integrated oil companies and ROACE. These financial targets have been chosen as they are consistent with the objective for long-term incentives and represent a balanced test of the Group's internal operating efficiency and external performance.

In addition, it is proposed to introduce a new Long-term Incentive Plan (the Plan). This proposal will be put to shareholders at the 2003 Annual General Meetings of Shell Transport and Royal Dutch.

Group Managing Directors and other selected senior executives will be eligible to participate in the Plan. Group Managing Directors will be selected for participation on the recommendation of REMCO. Participants will be made a conditional award of shares in either Shell Transport or Royal Dutch. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions, including normal retirement) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded in any year. Awards in any one year can range from zero to two times base salary, but the maximum number of shares will only be received for exceptional performance as described below.

If the adoption of the Plan is approved, the performance targets will be linked to TSR (the average weighted share price performance plus dividends of Shell Transport and Royal Dutch) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders.

The first comparator group will consist of the largest twenty companies (by way of market capitalisation) in the FTSE 100 share index together with the ten largest companies (also by way of market capitalisation) in the AEX index, in each case, at the beginning of the relevant performance period. As at January 1, 2003, the first comparator group, in addition to Shell Transport and Royal Dutch, was FTSE: Anglo American, AstraZeneca, Aviva, Barclays, BG Group, BP, British American Tobacco, BT Group, Diageo, GlaxoSmithKline, HBOS, HSBC Holdings, Lloyds TSB Group, National Grid Transco, Rio Tinto, The Royal Bank of Scotland, Tesco, Unilever PLC and Vodafone Group and AEX: ABN AMRO, AEGON, Ahold, Akzo Nobel, Heineken, ING Group, KPN, Philips and Unilever N.V. In the case of Shell Transport and Royal Dutch, and Unilever PLC and Unilever N.V., the weighted average TSR of the two companies will be used.

The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group of Companies and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. If shareholders approve the adoption of the Plan, the comparator groups described above will be used for the first performance period which will be from January 1, 2003 to December 31, 2005.

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between these two points. No shares will be received for *performance below the median. This method of calculation has been* chosen because it is consistent both with shareholders' expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

All-employee Share Schemes

Group Managing Directors who are Directors of the Company are, in common with other UK employees, eligible to participate in the Shell Sharesave Scheme and the Shell All-employee Share Ownership Plan. However, they are not eligible to participate in the Global Employee Share Purchase Plan.

Pensions

For Shell Transport Managing Directors' pensions the principal sources are the Shell Contributory Pension Fund (for service in the UK) and the Shell Overseas Contributory Pension Fund (for previous service overseas). Both Funds are defined benefit plans to which Managing Directors contribute 4% of relevant earnings. The latest date on which Managing Directors retire is June 30, following their 60th birthday, and the maximum pension is two-thirds of their final remuneration, excluding bonuses. There are also provisions, as for all members of the above Funds, for a dependant benefit of 60% of actual or prospective pension, and a lump sum death-in-service payment of three times annual salary. During 2002 two Managing Directors accrued retirement benefits under defined benefit plans (2001: three; 2000: three). No Managing Director has accrued benefits under a money purchase benefit scheme. Salaries/fees payable to Managing Directors, totalling £1,214,000 in 2002, £1,328,500 in 2001, £1,514,500 in 2000 count for pension purposes in the Shell Contributory Pension Fund.

The payment of employers' contributions to the Shell Contributory Pension Fund, which is open to United Kingdom employees of the member companies, has upon actuarial advice been suspended since January 1, 1990. Managing Directors accrued pension benefits during the year are as detailed in the table on page 14. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

Advisors

In reaching its decisions on Group Managing Directors' remuneration, REMCO was materially assisted by advice from John Hofmeister (Group Human Resources Director) and Michael Reiff (Group Head of Remuneration and Benefits).

External data are collated by internal sources and used in the preparation of internal briefing papers that REMCO considers, in common with other factors, when making its decisions. Accordingly, there is no single external source that provides material advice or services, nor is there a formal external advisor appointed by REMCO. At its discretion, REMCO may seek external advice on its own account and, in the year under review, it received such advice from Towers Perrin, which also provided companies within the Group with advice on pensions, compensation, communication and HR management.

Directors' Contracts of Service

No Director has or, during the financial year had, a contract of service with Shell Transport. The Managing Directors of Shell Transport have employment contracts with one of the Group holding or service companies that provide entitlement to notice in line with the standard policy applicable to other senior staff in the United Kingdom – three months. Similarly, such contracts expire on the latest expected date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday (as at December 2002, Sir Philip Watts was aged 57 and Paul Skinner 58). There are no predetermined termination compensation arrangements in place for Directors of Shell Transport and no payments on termination were made to retiring or past Directors during the year under review.

Sir Philip Watts' and Paul Skinner's current employment contracts are effective from July 1, 2002 and January 1, 2000 respectively.

Non-executive Directors' Fees

In accordance with the Articles of Association, the remuneration of Directors of the Company is determined by the Board within a limit set by shareholders. All Directors are entitled to an annual fee (currently £50,000) with additional fees for acting as Chairman of the Board or of a Joint Committee (see page 10). An additional fee is payable to any Director who undertakes intercontinental travel to attend a meeting.

The fees for non-executive Directors are reviewed from time to time and were last adjusted from July 1, 2002 after approval at the 2002 Annual General Meeting of an increase in the maximum sum available. There are no current proposals to increase fees in 2003.

Performance graph

The following graph compares, on the basis required by the Directors' Remuneration Report Regulations 2002, the TSR of Shell Transport and that of the companies comprising the FTSE 100 share index over the five-year period from 1998 to 2002. The Board regards the FTSE 100 share index as an appropriate broad market equity index for comparison as it is the leading market index in Shell Transport's home market.

Five-year historical TSR Performance

Growth in the value of a hypothetical £100 holding over five years
FTSE 100 comparison based on 30 Trading Day Average values


£
150
140
130
120
110
100
90
80
Value of hypothetical £100 holding
Shell Transport
FTSE 100
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Remuneration of the Directors

Emoluments of Directors in office during 2002

£	2002	2001	2000
Sir Philip Watts:			
Salaries and fees	**745,969**	607,398	496,302
Car benefit[a]	**21,922**	20,089	17,323
Other benefits	**–**	–	–
Performance-related element[b]	**874,000[c]**	455,000[c]	225,000
Deferred bonus plan adjustment[d]	**152,069**	75,834	–
	1,793,960	1,158,321	738,625
Realised share option gains	**8,238**	508,167	134,400
	1,802,198	1,666,488	873,025
Paul Skinner:			
Salaries and fees	**553,830**	504,703	458,802
Car benefit[a]	**13,181**	14,924	14,965
Other benefits	**–**	–	655
Performance-related element[b]	**632,500**	338,000[c]	213,750
Deferred bonus plan adjustment[d]	**4,756**	56,334	–
	1,204,267	913,961	688,172
Realised share option gains	**8,238**	505,902	349,704
	1,212,505	1,419,863	1,037,876
Sir Mark Moody-Stuart[e]:			
Salaries and fees	**–**	583,401	710,427
Directors' fees	**39,375**	–	–
Holding Company fees	**18,314**	–	–
Performance-related element[b]	**–**	232,050	321,300
	57,689	815,451	1,031,727
Realised share option gains	**–**	639,360	892,440
	57,689	1,454,811	1,924,167
Teymour Alireza: Directors' fees	**45,375**	28,750	28,750
Sir Peter Burt: Directors' fees	**21,795**	–	–
Dr Eileen Buttle: Directors' fees	**39,375**	31,875	30,625
Luis Giusti: Directors' fees	**45,375**	26,875	7,500
Nina Henderson: Directors' fees	**45,375**	17,516	–
Sir Peter Job: Directors' fees	**39,375**	11,042	–
Sir John Kerr: Directors' fees	**21,795**	–	–
Professor Robert O'Neill: Directors' fees	**10,910**	30,000	30,000
Lord Oxburgh: Directors' fees	**42,800**	32,475	36,850
Sir William Purves: Directors' fees	**11,612**	34,333	34,333

a Car benefit is the Inland Revenue defined cash equivalent of the cost of company provided vehicles.

b The performance-related element is included in the year to which it relates.

c Of which one-third was deferred under the Deferred Bonus Plan.

d These amounts are the increases accruing during the year in respect of entitlements under the Deferred Bonus Plan in respect of additional shares that will be granted (provided the participant remains in Group employment for three years following initial deferral or reaches normal retirement age within the three-year period).

e Sir Mark Moody-Stuart retired as Chairman and Managing Director on June 30, 2001. His remuneration in 2001 included a "full service bonus" of £198,000. A bonus under this arrangement is paid on retirement to all UK employees with qualifying service.

Pensions

	Sir Philip Watts	Paul Skinner
Accrued pension	£ thousand per annum	
Pension accrued at 31.12.02	479.69	404.86
Increase in accrued pension over year	83.92	66.16
Increase in accrued pension over year (excluding inflation)	72.30	56.20
Transfer values of accrued benefits		£ thousand
At 31.12.01	6,411.60	5,410.40
At 31.12.02	7,913.00	6,586.50
Increase over year less Director's contributions	1,476.80	1,176.10
Increase over year (excluding inflation) less Director's contributions	1,167.60	914.20

The transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Share options

Number of 25p Ordinary shares under option

At 1.1.02	Granted during the year	Exercised (cancelled/ lapsed) during the year	At 31.12.02	Exercise price	Exercisable from date	Exercisable to date
Sir Philip Watts						
272,000	–	(272,000)	–	439p	11.12.97	10.12.02
308,750	–	–	308,750	363p	22.12.01	21.12.08
341,000	–	–	341,000	505p	23.03.03	22.03.10
465,000	–	–	465,000	552p	26.03.04	25.03.11
5,214[a]	–	5,214[b]	–	330p	01.02.02	31.07.02
–	3,251[a]	–	3,251	509p	01.02.07	31.07.07
–	885,000	–	885,000	523p	21.03.05	20.03.12
Paul Skinner						
139,200	–	–	139,200	439p	11.12.00	10.12.07
194,700	–	–	194,700	363p	22.12.01	21.12.08
341,000	–	–	341,000	505p	23.03.03	22.03.10
465,000	–	–	465,000	552p	26.03.04	25.03.11
5,214[a]	–	5,214[b]	–	330p	01.02.02	31.07.02
–	3,251[a]	–	3,251	509p	01.02.07	31.07.07
–	660,000	–	660,000	523p	21.03.05	20.03.12
Sir Mark Moody-Stuart						
387,000	–	(387,000)	–	439p	11.12.97	10.12.02
440,800	–	–	440,800	363p	22.12.01	30.06.06
487,000	–	–	487,000	505p	23.03.03	30.06.06

All the options listed above relate to Shell Transport Ordinary shares. All options are exercisable at market price (no discount) at grant. The options with an expiry up to and including 2002 were exercisable from grant except for the Shell Sharesave Scheme (see footnote a). The remaining options were granted for 10 years and are not exercisable within three years of grant; 50% of those options are subject to a performance condition with the exception of those granted prior to appointment as a Director of the Company. Upon vesting in 2003, of the performance-related options granted in 2000, 50% became unconditional.

The price range of the Ordinary shares during the year was 361p to 543p.

There were no other changes in the above interests in options during the period from December 31, 2002 to March 4, 2003.

a These options are held under the Shell Sharesave Scheme of The Shell Petroleum Company Limited.

b The only options exercised in 2002: the market price at exercise was 488p.

Signed on behalf of the Board
Jyoti Munsiff, Secretary
March 6, 2003

Group Share Plans

Set out below is a summary of the principal employee share schemes operated by Group companies*. The shares subject to the plans are existing issued shares of Royal Dutch or Shell Transport and no dilution of shareholders' equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment thereto is being made.

Group Stock Option Plans
Under these plans, eligible employees are granted options over shares of Royal Dutch or Shell Transport. The price at which the shares can be bought (the exercise price) will not be less than the fair market value of the shares at the date the options were granted. This is calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the USA where the grant price is the average of the stock exchange opening and closing prices on the date of grant.

Options are exercisable three years from grant. Options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions.

For Group Managing Directors and the most senior executives 100% of options granted in 2003 and in subsequent years will be subject to performance conditions.

Restricted Stock Plan
Grants are made under this plan on a highly selective basis for recruitment and retention of senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period, provided that the individual has remained in employment. Group Managing Directors are not eligible to participate in the Restricted Stock Plan.

Global Employee Share Purchase Plan
This broad-based plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Shell Sharesave Scheme
In lieu of the Global Employee Share Purchase Plan employees in the UK continue to participate in the Shell Sharesave Scheme. Options are granted over shares of Shell Transport at prices not less than market value on a date not more than 30 days before grant and are normally exercisable after a three-year or five-year contractual savings period.

Shell All-employee Share Purchase Plan
Employees in the UK may now participate in the Shell All-employee Share Purchase Plan which is designed to encourage employee participation in their company. Employees invest amounts up to a maximum £125 per month in Shell Transport shares at the current market value using funds deducted from their monthly salary. The contributions are not liable to income tax, but to maintain the tax benefit, the shares must be held in the Plan for a defined period (normally five years).

* Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages 70 to 72.

Financial Statements

of The "Shell" Transport and Trading Company, p.l.c.

Profit and Loss Account

	Note	2002	2001	2000
				£ million
Income from shares in companies of the Royal Dutch/Shell Group	3	**1,403.2**	2,545.6	2,307.4
Interest and other income		**5.4**	5.8	4.5
		1,408.6	2,551.4	2,311.9
Administrative expenses		**4.2**	3.4	3.3
Profit on ordinary activities before taxation		**1,404.4**	2,548.0	2,308.6
Tax on profit on ordinary activities	4	**0.4**	0.7	0.3
Distributable profit for the year		**1,404.0**	2,547.3	2,308.3
Distributable profit for the year		**1,404.0**	2,547.3	2,308.3
Share of earnings retained by companies of the Royal Dutch/Shell Group		**1,105.3**	469.0	1,052.6
Earnings for the year attributable to shareholders		**2,509.3**	3,016.3	3,360.9
Aggregate dividends paid and proposed		**1,475.0**	1,440.6	1,452.6

All results relate to continuing operations.

Statement of Retained Profit

	Note	2002	2001	2000
				£ million
Distributable profit for the year		**1,404.0**	2,547.3	2,308.3
Distributable retained profit at beginning of year		**884.0**	876.3	20.6
		2,288.0	3,423.6	2,328.9
Dividends on non-equity shares	6			
First Preference shares		**0.1**	0.1	0.1
Second Preference shares		**0.7**	0.7	0.7
		0.8	0.8	0.8
		2,287.2	3,422.8	2,328.1
Dividends on equity shares: 25p Ordinary shares	6			
Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000		**578.0**	574.4	566.8
Proposed final of 9.30p in 2002, final of 8.95p in 2001 and 8.9p in 2000		**899.1**	872.5	885.0
Reduction due to share buyback and unclaimed dividends		**2.9**	7.1	–
		1,474.2	1,439.8	1,451.8
Share repurchase including expenses		**369.6**	1,099.0	–
Distributable retained profit at end of year		**443.4**	884.0	876.3

Earnings per 25p Ordinary share[a]

	2002	2001	2000
			pence
Distributable profit for the year	**14.5**	25.9	23.2
Distributable profit for the year	**14.5**	25.9	23.2
Share of earnings retained by companies of the Royal Dutch/Shell Group	**11.4**	4.8	10.6
Earnings for the year attributable to shareholders	**25.9**	30.7	33.8

Of the earnings per share amounts shown above, which are disclosed in accordance with Financial Reporting Standard No.14, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options (refer to Note 22 of the Group Financial Statements). There is no difference between basic and diluted earnings per share.

a On weighted average 9,708,889,499 shares in issue during the year 2002. (2001: on 9,832,071,191 and 2000: on 9,943,509,726 shares in issue.)

Balance Sheet

	Note	Dec 31 2002	Dec 31 2001
			£ million
Fixed assets			
Investments			
Shares (unlisted) in companies of the Royal Dutch/Shell Group	5	**15,632.3**	16,032.2
Current assets			
Debtors			
Dividends receivable from companies of the Royal Dutch/Shell Group		**1,263.7**	1,699.3
Other debtors		**0.1**	0.4
		1,263.8	1,699.7
Cash at bank			
Short-term deposits		**89.9**	67.5
Cash		**0.4**	0.6
		1,354.1	1,767.8
Creditors: amounts due within one year			
Amounts due to companies of the Royal Dutch/Shell Group		**1.1**	1.0
Corporation tax		**0.2**	0.4
Unclaimed dividends		**9.5**	9.1
Other creditors and accruals		**2.3**	2.3
Preference dividends accrued		**0.3**	0.3
Ordinary dividend proposed		**899.1**	872.5
		912.5	885.6
Net current assets		**441.6**	882.2
Total assets less current liabilities		**16,073.9**	16,914.4
Capital and reserves			
Equity interests			
Called-up share capital	6		
Ordinary shares		**2,416.9**	2,437.2
Capital redemption reserve	7	**69.0**	48.7
Revaluation reserve	5	**13,132.6**	13,532.5
Profit and Loss Account		**443.4**	884.0
		16,061.9	16,902.4
Non-equity interests			
Called-up share capital	6		
First Preference shares		**2.0**	2.0
Second Preference shares		**10.0**	10.0
		12.0	12.0
Shareholders' funds	8	**16,073.9**	16,914.4

Sir Philip Watts, Chairman and Managing Director
March 6, 2003

Statement of Total Recognised Gains and Losses

£ million

	Note	2002	2001	2000
Distributable profit for the year		**1,404.0**	2,547.3	2,308.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/Shell Group	5	**(399.9)**	402.7	1,476.2
Total recognised gains and losses relating to the year		**1,004.1**	2,950.0	3,784.5

Statement of Cash Flows

£ million

	2002	2001	2000
Returns on investments and servicing of finance			
Dividends received from companies of the Royal Dutch/Shell Group	**1,838.8**	2,586.9	1,412.0
Interest received	**5.6**	5.5	4.3
Preference dividends paid	**(0.8)**	(0.8)	(0.8)
Other	**(3.7)**	(2.6)	(2.4)
Net cash inflow from returns on investments and servicing of finance	**1,839.9**	2,589.0	1,413.1
Taxation			
Tax paid	**(0.6)**	(0.5)	(0.3)
Equity dividends paid			
Ordinary shares	**(1,447.6)**	(1,452.3)	(1,412.0)
Management of liquid resources (short-term deposits)			
Net cash (outflow)/inflow from management of liquid resources	**(22.4)**	(38.0)	(0.5)
Financing			
Repurchase of share capital, including expenses	**(369.6)**	(1,099.0)	–
Net increase/(decrease) in amounts due to companies of the Royal Dutch/Shell Group	**0.1**	0.5	0.1
Increase/(decrease) in cash	**(0.2)**	(0.3)	0.4
Cash at January 1	**0.6**	0.9	0.5
Cash at December 31	**0.4**	0.6	0.9

Net debts, being amounts due to the companies of the Royal Dutch/Shell Group less cash, increased during 2002 from £0.4 million to £0.7 million (2001: net debts increased from £0.4 million net funds to £0.4 million net debts).

The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company's share buyback programme, are met. The Company's debtors and creditors are short-term and are all denominated in sterling.

At December 31, 2002 the Company had a £89.9 million (2001: £67.5 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 4.4% (2001: 4.5%). The carrying amount and fair value of these deposits are the same.

Notes to the Financial Statements

1 Accounting policies and convention

The accounting policies of The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) are explained in the relevant notes.

The Financial Statements on pages 16 to 20 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/ Shell Group (see Note 5). The disclosures described in Note 3 have been derived from the Royal Dutch/Shell Group Financial Statements.

2 The Company

Shell Transport, one of the Parent Companies of the Royal Dutch/Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as "the Group". Shell Transport has no investments in associated undertakings other than in companies of the Group.

Arrangements between Royal Dutch and Shell Transport provide, *inter alia*, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The 60:40 arrangements referred to above have been supplemented by further arrangements, beginning with Group dividends payable to the Parent Companies in respect of 1977, whereby each Parent Company is to bring into account towards its share in the 60:40 division of dividends from Group companies tax credits and other tax benefits which are related to the liability to tax of a Group company and which arise to the Parent Company or which would arise to the holders of its Ordinary shares if there were to be an immediate full onward distribution to them of Group dividends (for which purpose all such shareholders are assumed to be individuals resident and subject to tax in the country of residence of the Parent Company in question).

3 Share in the income and assets of Group companies

Shell Transport records income from shares in Group companies, in the form of dividends, in its profit and loss account. The Company's investments in Group companies are stated at the Directors' valuation at an amount equivalent to Shell Transport's 40% interest in the Group net assets as disclosed in the Group Financial Statements on pages 55 to 76 together with 40% of the carrying amount of Parent Companies' shares held by Group companies. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to Revaluation reserve.

Shell Transport's share in certain items relating to the two Group Holding Companies and Shell Petroleum Inc., described in Note 5, is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of the Group Holding Companies and Shell Petroleum Inc. in the aggregate and is derived from the Group Financial Statements on pages 55 to 76.

			£ million
	2002	2001	2000
Sales proceeds	**62,744.5**	49,248.7	50,589.5
Sales taxes, excise duties and similar levies	**14,958.4**	11,687.1	11,191.1
Net proceeds	**47,786.1**	37,561.6	39,398.4
Operating profit after net currency gains/losses	**4,740.5**	5,548.2	6,441.8
Interest and other income	**201.9**	294.2	257.3
Interest expense	**363.3**	314.7	349.7
Income before taxation	**4,579.1**	5,527.7	6,349.4
Taxation	**2,028.5**	2,415.2	2,977.9
Minority interests	**42.1**	97.8	11.6
Net income for the year	**2,508.5**	3,014.7	3,359.9
Fixed assets including Parent Companies' shares	**26,768.7**	20,774.3	19,013.3
Current assets	**11,898.1**	10,537.0	14,122.8
Current liabilities	**13,706.0**	9,232.9	11,427.7
Long-term liabilities	**3,216.7**	1,751.0	2,160.7
Provisions	**5,226.0**	3,335.9	3,147.4

This supplementary information has been calculated in conformity with the accounting policies on pages 58 to 60 of the Group Financial Statements. These policies differ in certain respects from accounting principles generally accepted in the United Kingdom. It is estimated that if this supplementary information was presented in conformity with accounting principles generally accepted in the United Kingdom, the impact on net assets at December 31, 2002 would not be significant, although long-term liabilities would increase by approximately £0.8 billion (2001: £1.1 billion) and provisions would decrease by approximately £0.8 billion (2001: £0.1 billion). The estimated impact on net income for the year is not significant. Shell Transport's distributions from Group companies were as follows:

			£ million
	2002	2001	2000
Distributions from Group companies	**1,403.2**	2,545.6	2,307.4

4 Tax on profit on ordinary activities

			£ million
	2002	2001	2000
Corporation tax at 30% (2001 and 2000: 30%) in respect of interest income less administrative expenses	**0.4**	0.7	0.3

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport's share of taxation borne by Group and associated companies is given in Note 3.

5 Investments in Group companies

Shell Transport has 40% equity shareholdings in The Shell Petroleum Company Limited, which is registered in England and Wales, (consisting of the whole of its 102,342,930 issued "B" shares of £1 each) and in Shell Petroleum N.V., which is incorporated in the

Netherlands (consisting of the whole of its 44 issued "B" shares of N.fl.5,000,000 each). The remaining 60% equity shareholdings in these two companies (consisting of 153,514,395 "A" shares of £1 each of The Shell Petroleum Company Limited and 66 "A" shares of N.fl.5,000,000 each of Shell Petroleum N.V.) are held by Royal Dutch.

Shell Transport also holds 1,600 Class "B" shares of US $1 each in Shell Petroleum Inc., which is incorporated in the State of Delaware, USA. These shares, together with the 2,400 Class "A" shares of US $1 each in that company held by Royal Dutch, carry voting control of Shell Petroleum Inc. but are restricted in regard to dividends to 12% of their par value per annum. Shell Petroleum N.V. holds the remaining 1,000 shares of US $1 each in Shell Petroleum Inc., which are unrestricted in regard to dividends.

The Shell Petroleum Company Limited, Shell Petroleum N.V. and Shell Petroleum Inc. own, directly or indirectly, the investments representing the total Group interest in the other companies which, with them, comprise the Group.

The Directors' valuation of Shell Transport's investments in Group companies comprises the following:

		£ million
	2002	2001
Cost of Shell Transport's investments in Group companies	**178.4**	178.4
Shell Transport's share of:		
Earnings retained by Group companies	**16,707.7**	15,602.3
Parent Companies' shares held by Group companies	**(695.6)**	(538.7)
Other comprehensive income[a]	**(1,580.2)**	(1,770.4)
Currency translation differences	**326.4**	2,021.9
	14,936.7	15,493.5
40% of carrying amount of Parent Companies' shares held by Group companies	**695.6**	538.7
	15,632.3	16,032.2

a *Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.*

The movements in the Revaluation reserve are represented by:

		£ million
	2002	2001
As at January 1	**13,532.5**	13,129.8
Share of earnings retained by Group companies out of net income	**1,105.3**	469.0
Share of other comprehensive income for the year	**190.2**	(544.3)
Currency translation differences	**(1,695.4)**	478.0
	(399.9)	402.7
As at December 31	**13,132.6**	13,532.5

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, a taxation liability of approximately £1.1 billion would arise (2001: £1.4 billion).

6 Share capital and dividends

At December 31, 2001 and December 31, 2002 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The allotted, called up and fully paid share capital at December 31, 2002 was as follows:

	Number of shares	£
Equity shares		
Ordinary shares of 25p each		
As at January 1	9,748,625,000	2,437,156,250
Shares repurchased for cancellation	81,125,000	20,281,250
As at December 31	9,667,500,000	2,416,875,000
Non-equity shares		
First Preference shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000
	12,000,000	12,000,000

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend (5.5% and 7% on First and Second Preference shares respectively) and rank in priority to Ordinary shares. On a winding up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess over £1 of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six months period preceding the repayment or winding up) but do not have any further rights of participation in the profits or assets of the Company. The Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding up, sanctioning the sale of undertaking, an alteration of the Articles of Association or otherwise directly affects their class rights.

The Preference shares are irredeemable and form part of the permanent capital of the Company. The number in issue has remained unchanged since 1922. The fair value of the Preference shares based on market valuations at December 31, 2002 was 97.6 pence per share (2001: 92.17 pence per share) for the First Preference shares and 135.0 pence per share (2001: 128.0 pence per share) for the Second Preference shares.

Ordinary dividends paid and proposed are as follows:

			£ million
	2002	2001	2000
Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000	**578.0**	574.4	566.8
Proposed final of 9.30p in 2002, final of 8.95p in 2001 and final of 8.9p in 2000	**899.1**	872.5	885.0
Reduction due to share buyback and unclaimed dividends	**(2.9)**	(7.1)	–
	1,474.2	1,439.8	1,451.8

The charges for 2002 ordinary dividends of £1,477.1 million were reduced by the release of £2.5 million from the provisions for the final dividend at December 31, 2001 and interim dividend at June 30, 2002. This was due to the subsequent cancellation of shares resulting from the Company's share buyback programme during the period.

7 Capital redemption reserve

		£ million
	2002	2001
As at January 1	**48.7**	–
Movement relating to shares bought by Shell Transport and cancelled	**20.3**	48.7
As at December 31	**69.0**	48.7

Share capital was cancelled on all shares repurchased under the Company's share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

8 Reconciliation of movements in Shareholders' funds

		£ million
	2002	2001
Distributable profit for the year	**1,404.0**	2,547.3
Dividends	**(1,475.0)**	(1,440.6)
Repurchase of share capital, including expenses	**(369.6)**	(1,099.0)
Unrealised surplus on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 5)	**(399.9)**	402.7
Net addition to Shareholders' funds	**(840.5)**	410.4
Shareholders' funds as at January 1	**16,914.4**	16,504.0
Shareholders' funds as at December 31	**16,073.9**	16,914.4

9 Auditors' remuneration

Audit fees of Shell Transport amounted to £31,000 in 2002, £25,500 in 2001 and £16,015 in 2000. Fees payable to PricewaterhouseCoopers for non-audit services in the UK amounted to £23,000 in 2002, £30,000 in 2001 and £nil in 2000. The non-audit fees relate to advice in respect of a review of the financial reporting impact of developments in accounting policies and business activities of the Royal Dutch/Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards. A portion of the non-audit fees relates to the prior year and is disclosed accordingly.

10 Aggregate Directors' emoluments

			£
	2002	2001	2000
Salaries, fees and benefits	**1,716,378**	1,979,253	1,974,161
Performance-related element	**1,663,325**	1,157,218[a]	760,050
	3,379,703	3,136,471	2,734,211
"Excess" retirement benefits[b]	**23,495**	41,800	34,056
Realised share option gains	**16,476**	1,653,429	1,376,544

Of the emoluments disclosed, £458,162 in 2002, £326,783 in 2001 and £329,666 in 2000, were borne by Shell Transport and charged in the Profit and Loss Account.

a Prior year numbers have been restated to include the Deferred Bonus Plan entitlement awarded during 2002 in respect of 2001.

b Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by past Directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.

Report of the Independent Auditors

to the Members of The "Shell" Transport and Trading Company, p.l.c.

We have audited the Financial Statements which comprise the Profit and Loss Account, the Balance Sheet, the Statement of Cash Flows, the Statement of Total Recognised Gains and Losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Remuneration Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Financial Statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. The other information comprises only the Message from the Chairman, the Report of the Directors, the Corporate Governance statement and the unaudited part of the Remuneration Report.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's Corporate Governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Opinion

In our opinion:

- the Financial Statements give a true and fair view of the state of the Company's affairs at December 31, 2002 and of its profit and cash flows for the year then ended;
- the Financial Statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, March 6, 2003

Structure of the Royal Dutch/Shell Group


Shareholders
Royal Dutch Petroleum Company
Netherlands
60%
Shell Petroleum N.V.
Netherlands
advice and services
Shareholders
The "Shell" Transport and Trading Company, p.l.c.
United Kingdom
40%
The Shell Petroleum Company Limited
United Kingdom

Shareholders
There are some 740,000 shareholders of Royal Dutch Petroleum Company and some 250,000 shareholders of The "Shell" Transport and Trading Company, p.l.c. Shares of one or both companies are listed and traded on stock exchanges in eight European countries (Austria, Belgium, France, Germany, Luxembourg, the Netherlands, Switzerland and the UK) and in the USA.

Parent Companies
As Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) do not themselves directly engage in operational activities. They are public companies; Royal Dutch is domiciled in the Netherlands, Shell Transport in the UK.

The Parent Companies own the shares in the Group Holding Companies but are not themselves part of the Royal Dutch/Shell Group of Companies. They appoint Directors to the Boards of the Group Holding Companies, from which they receive income in the form of dividends. The Parent Companies derive most of their income in this way. Royal Dutch has a 60% interest in the Group and Shell Transport has a 40% interest.

Royal Dutch/Shell Group of Companies
The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/Shell Group of Companies.

The Group has grown out of an arrangement made in 1907 between Royal Dutch and Shell Transport, by which the two companies agreed to merge their interests on a 60:40 basis while keeping their separate identities.

Group Holding Companies
Shell Petroleum N.V. and The Shell Petroleum Company Limited between them hold, directly or indirectly, all Group interests in the Service Companies and the Operating Companies.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

Operating Companies

In more than 145 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as Other Activities.

The management of each Operating Company is responsible for the performance and long-term viability of its own operations, but it can draw on the experience of the Service Companies and, through them, of other Operating Companies.

Service Companies

Service Companies
The main business of the Service Companies is to provide advice and services to other Shell companies.

Exploration and Production

Shell companies have been exploring for and producing hydrocarbons for over a century. Today Exploration and Production (EP) companies have interests and ventures in over 40 countries. Sometimes known as the "upstream" business, the activities in EP extend from exploring, drilling and assessing new sources for hydrocarbon reserves; executing projects for development of those reserves; planning and running production operations to ultimately decommissioning when the operation has run its course. Technology, entrepreneurial skills and operational excellence are key enablers to these activities.

Gas & Power

Gas is the cleanest conventional fuel. Shell processes and transports natural gas, develops power plants and markets natural gas and electricity to a wide range of customers. Shell has pioneered the development of the liquefied natural gas (LNG) industry and has a leading market position with interests in five LNG projects and a number of expansions and new plants under development. Gas & Power also has interests in natural gas pipelines, power generation (mostly through our InterGen joint venture), marketing and trading activities and is a leader in Gas to Liquids technology.

Oil Products

Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers. It has an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services. Oil Products serves some 25 million retail customers a day through 55,000 service stations and has the world's largest single branded retail network. Shell Global Solutions brings our technology and experience to market by providing industry customers with innovative solutions to improve their performance.

Chemicals

Chemicals produces and sells petrochemical building blocks and polyolefins to industrial customers globally. Chemicals' products make an important contribution to many aspects of modern life. They are widely used in plastics, coatings and detergents which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.

Renewables and Other Activities

Renewables is developing the Group's renewable energy portfolio, focusing on two principal areas – solar and wind energy. The business manufactures solar energy systems in Europe and the USA and markets these globally. In wind energy the business develops and operates wind parks, focusing on Europe and the USA, and sells "green" electricity.

Shell Consumer focuses on identifying and developing new scalable consumer and financial product offerings.

Shell Hydrogen invests in hydrogen and fuel cell technologies to build a leading position for the Group in the hydrogen economy.

Shell Trading is a global trading organisation which utilises the Group's trading skills across the Oil Products and Gas & Power businesses and in chemical feedstocks trading.

Business Highlights

Exploration and Production



Walter van de Vijver
Chief Executive

- Acquisition of Enterprise Oil adding production of 240,000 barrels of oil equivalent per day.
- Combined oil and gas production for the year of four million barrels of oil equivalent per day, the highest in recent years.
- Exploration successes including significant finds in the USA, Kazakhstan, Nigeria, Brazil, Malaysia and Ireland.
- The Athabasca Oil Sands Project in Canada (bitumen production at Muskeg River Mine) and EA in Nigeria (the first significant shallow offshore production in Nigeria) both began production in late 2002. Five new fields in the North Sea also came on stream in 2002.
- Declaration of the Kashagan field in Kazakhstan as commercial.

Gas & Power



Linda Cook
Chief Executive

- Record LNG sales of 9.1 million tonnes, an increase of 2.6% over 2001.
- Early completion of Train 3 at Nigeria LNG and approval for a further two-train expansion project.
- Selection of the North West Shelf joint venture in Australia (Group interest 22%) to supply the first LNG sales to China through the Guangdong terminal.
- Selection of Shell as 30% partner in Venezuela's proposed Mariscal Sucre LNG project.
- The first two of four planned LNG carriers were commissioned.
- Start of operation of power plants in Turkey, Egypt and Mexico.
- Studies for Gas to Liquids projects in the Middle East progressed.
- Portfolio divestments in Europe, Asia and North America.

Oil Products



Paul Skinner
Chief Executive

- Extended the Group's lead in global unit earnings over key competitors in an extremely challenging business environment.
- Further expanded the introduction of differentiated retail fuels and maintained world-leading share of brand preference among motorists.
- Completed the acquisition of Pennzoil-Quaker State Company; and Texaco interests in the Equilon and Motiva joint ventures in the USA.
- Moved to 100% ownership of the 50:50 joint venture with RWE-DEA in Germany.
- Progressed the capture of synergies and benefits from recent acquisitions and made further reductions in operating costs.
- Awarded Armbrust "World's Best Jet Fuel Marketer" for the third time in five years.





LNG
Shell
Shell
Optimax
Shell

Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids to provide clean fuels.

Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Chemicals



Jeroen van der Veer
Chief Executive

- Established a single marketing and supply company for Europe designed to improve speed and efficiency for customers and suppliers.
- Focused on growth and costs, exceeding 3% reduction in underlying unit costs.
- Decision to proceed with construction of the $4.3 billion Nanhai petrochemicals complex in southern China.
- Completed a new olefins and alcohols unit at the Geismar plant in Louisiana, consolidating an industry leadership position in these products.
- Strengthened the portfolio through the completion of a styrene monomer/propylene oxide business unit in Singapore, and a benzene plant at Moerdijk, the Netherlands.

Renewables



Karen de Segundo
Chief Executive

- Acquired the Siemens Solar business making the Group's Renewables business one of the largest global solar enterprises.
- Integration of the product portfolios and sales networks is now complete giving Shell a solar presence in over 90 countries.
- In rural solar electrification new business was secured in China; and in Sri Lanka over 15,000 customers are now connected.
- In wind energy two new wind parks were commissioned in California bringing the overall portfolio to 240MW.
- Business development activity is bringing forward wind projects in Europe where Renewables plans to be a major player, especially in the offshore market.

Other Activities:

Shell Consumer

- Expansion of the car servicing business including the purchase of Max Auto Express, the leading fast-fit network in Thailand.

Shell Hydrogen

- Strengthened the hydrogen technology portfolio through the acquisition of an equity stake in QuestAir Technologies Inc, Canada, which develops hydrogen purification systems.
- Partnership project in Japan to build Tokyo's first hydrogen refueling station.

Shell Trading

- Established a significant presence in the US oil market after the Group's acquisition of Texaco interests in the Equilon and Motiva joint ventures.

— Oil pipeline
— Gas pipeline
— Electricity
Feedstock


Shell

Produces and sells petrochemical building blocks and polyolefins globally.

Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other Activities include: Shell Consumer, Shell Hydrogen and Shell Trading.

Shell Around the World

With over 115,000 employees in more than 145 countries and territories around the world, the companies that comprise the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals, Renewables and Other Activities.


Fuel


Shell

The following key indicates the nature of the operations carried out during the year in each listed country or territory:

- □ Exploration
- □ Production
- □ Downstream natural gas/power generation
- □ Refining
- ■ Marketing – Oil Products
- ■ Chemicals – manufacturing/marketing
- ■ Renewables
- ■ Consumer
- ■ Hydrogen
- Trading

Europe

Country	Operations
Austria	□□ ■
Belgium	□ ■■
Bulgaria	■
Croatia	■
Czech Republic	□■
Denmark	□□□□■
Estonia	■
Finland	■
France	□■■
Germany	□□□□■■■
Gibraltar	■
Greece	□ ■■■
Hungary	■
Iceland	■ ■
Ireland, Republic of	□ ■■
Italy	□□□□■■
Latvia	■
Lithuania	■
Luxembourg	■ ■
Netherlands	□□□□■■■■■
Norway	□□□□■ ■■■
Poland	■■
Portugal	■ ■
Romania	■
Slovak Republic	■
Slovenia	■
Spain	□ ■■
Sweden	□■ ■
Switzerland	■
Turkey	□□■■ ■
United Kingdom	□□□□■■■■■
Yugoslavia	■

Commonwealth of Independent States

Country	Operations
Azerbaijan	□ ■
Kazakhstan	□ ■
Russia	□□□ ■■
Turkmenistan	■
Ukraine	■

Africa

Country	Operations
Angola	□
Benin	■
Botswana	■
Burkina Faso	■
Cameroon	□□ □■
Cape Verde Islands	■
Congo	■
Côte d'Ivoire	□■■
Democratic Republic of Congo	■
Djibouti	■
Egypt	□□□ ■
Eritrea	■
Ethiopia	■
Gabon	□□ □■
The Gambia	■
Ghana	■
Guinea	■
Guinea-Bissau	■
Kenya	□■■
Lesotho	■
Madagascar	■
Mali	■
Mauritius	■
Morocco	□ ■■■
Mozambique	■
Namibia	■
Nigeria	□□□ ■
Réunion	■
Rwanda	■
Senegal	□■
South Africa	□■■■■
Sudan	■
Swaziland	■
Tanzania	■
Togo	■
Tunisia	■
Uganda	■
Zimbabwe	■■

Middle East and South Asia

Country	Operations
Bangladesh	□□ ■
India	□ ■■■
Iran	□ ■
Jordan	■■
Oman	□□□ ■
Pakistan	□□ □■
Saudi Arabia	□■■
Sri Lanka	■ ■
Syria	□ ■
United Arab Emirates	□□□ ■■
Yemen	■

Asia Pacific

Country	Operations
Australia	□□□□■■ ■
Brunei	□□□□■
Cambodia	■
China	□□□ ■■■
Cook Islands	■
Fiji	■
Guam	■
Indonesia	■■
Japan	□□■■■ ■
Laos	■
Malaysia	□□□□■■
New Caledonia	■
New Zealand	□□ □■■
Noumea	■
Palau	■
Papua New Guinea	■
Philippines	□□□□■■■
Saipan	■
Singapore	□□■■■
South Korea	■■
Taiwan	□■■
Thailand	□□ □■■ ■
Tonga	■
Vanuatu	■
Vietnam	■■

Americas

Country	Operations
Argentina	□□ □■■■■
Bahamas	■
Barbados	■
Belize	■
Bermuda	■
Bolivia	□ ■
Brazil	□□□ ■■
British Antilles	■
Canada	□□□□■■ ■
Chile	■■■
Colombia	□ ■■
Costa Rica	■
Dominican Republic	□■
Ecuador	■
El Salvador	□■
French Antilles & Guiana	□■
Grenada	■
Guatemala	■
Guyana	■
Haiti	■
Honduras	■
Jamaica	■■
Mexico	□ ■■
Netherlands Antilles	■
Nicaragua	■
Panama	■
Paraguay	■ ■
Peru	■
Puerto Rico	■■
St. Kitts and Nevis	■
St. Lucia	■
St. Vincent	■
Surinam	■
Trinidad and Tobago	□ ■
Uruguay	■ ■
USA	□□□□■■■■■
Venezuela	□□ ■■

The Boards of the Parent Companies

The members of the Supervisory Board and the Board of Management of Royal Dutch Petroleum Company and the Directors and Managing Directors of The "Shell" Transport and Trading Company, p.l.c. meet regularly during the year to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.


Sir Philip Watts


Jeroen van der Veer


Teymour Alireza

Shell Transport Board of Directors
Sir Philip Watts
Chairman and Managing Director

Paul Skinner
Managing Director

Teymour Alireza
Sir Peter Burt
Dr Eileen Buttle
Luis Giusti
Nina Henderson
Sir Peter Job
Sir John Kerr
Sir Mark Moody-Stuart
Lord Oxburgh

Royal Dutch Supervisory Board
Aad Jacobs
Chairman

Maarten van den Bergh
Jonkheer Aarnout Loudon
Professor Hubert Markl
Professor Joachim Milberg
Lawrence Ricciardi
Henny de Ruiter
Jan Timmer

Royal Dutch Board of Management
Jeroen van der Veer
President and Managing Director

Malcolm Brinded
Managing Director

Walter van de Vijver
Managing Director


Luis Giusti


Jonkheer Aarnout Loudon


Lawrence Ricciardi


Maarten van den Bergh


Malcolm Brinded


Sir Peter Burt


Dr Eileen Buttle


Nina Henderson


Aad Jacobs


Sir Peter Job


Sir John Kerr


Professor Hubert Markl


Professor Joachim Milberg


Sir Mark Moody-Stuart


Lord Oxburgh


Henny de Ruiter


Paul Skinner


Jan Timmer


Walter van de Vijver

Group Managing Directors and Principal Executives

The members of the Board of Management of Royal Dutch and the Managing Directors of Shell Transport are also members of the Presidium of the Board of Directors of Shell Petroleum N.V. and Managing Directors of The Shell Petroleum Company Limited (the Group Holding Companies).

They are generally known as Group Managing Directors and are also appointed to the Committee of Managing Directors (CMD), which considers and develops objectives and long-term plans.

Group Managing Directors	Business and functional responsibilities	Geographical responsibilities	Principal executives	
Sir Philip Watts Chairman of CMD	Finance Human Resources International Directorate Legal Strategic Planning, Sustainable Development and External Affairs	USA	**Finance** Judy Boynton Director Tim Morrison Controller Neil Gaskell Treasurer Patrick Ellingsworth Taxation **Human Resources** John Hofmeister Director	**International Directorate** John Withrington Director **Legal** Pieter Folmer Director **Strategic Planning, Sustainable Development and External Affairs** Lynn Elsenhans Director
Jeroen van der Veer Vice-Chairman of CMD	Chemicals Renewables Shell Hydrogen Group Research	Balkans and Caspian Middle East North Africa Russia South Asia	**Chemicals** Jeroen van der Veer* Chief Executive Fran Keeth Rosemarie Mecca Scott Roberts James Smith Neil Sullivan Mike Wilkinson Rein Willems	**Renewables** Karen de Segundo Chief Executive **Shell Hydrogen** Don Huberts Chief Executive **Group Research** Peter Kwant Group Research Advisor
Malcolm Brinded	Gas & Power Shell Trading Information Technology	Australasia East Asia	**Gas & Power** Linda Cook Chief Executive Renger Bierema Michael O'Callaghan Marvin Odum Guy Outen Ann Pickard Liz Rayner Charles Watson Peter de Wit	**Shell Trading** Mike Warwick President **Information Technology** Mike Rose Group Chief Information Officer
Paul Skinner	Oil Products Shell Consumer	Canada Europe	**Oil Products** Paul Skinner Chief Executive David Beer Ron Blakely Greg Lewin Haw-Kuang Lim Adrian Loader	Hugh Mitchell Rob Routs Leslie Van de Walle Mark Williams John Wills **Shell Consumer** Charles Harrison Chief Executive
Walter van de Vijver	Exploration and Production Contracting and Procurement	Central America South America Sub-Saharan Africa	**Exploration and Production** Walter van de Vijver Chief Executive Matthias Bichsel Lorin Brass Frank Coopman John Darley Carol Dubnicki	Dominique Gardy Zaharuddin Megat Bob Sprague Brian Ward **Contracting and Procurement** Kees Linse Head of Contracting and Procurement

* Jeroen van der Veer succeeded Evert Henkes as Chief Executive in January 2003.

Market Overview

The business environment is characterised by perhaps even greater uncertainty than in 2002, with continued geopolitical volatility and overall economic fragility, combined with the situation in the Middle East and ongoing concerns regarding terrorist activity. Maintaining momentum in these uncertain times is a challenge the Group is well prepared to meet.

The world economy in 2003

Overall, the world economy is slowly recovering from a downturn that was unusually sudden and widespread, but quite shallow. The US economy remains the dominant driver of global growth and a relatively sluggish recovery, only improving towards the end of 2003, is a real possibility. The current weakness in the US economy may continue throughout the year, with increasing unemployment, low investment levels in the manufacturing sector, lacklustre earnings and projected increases in the federal budget deficit. This, coupled with a range of possible scenarios in the Middle East and economic difficulties in Japan and Germany, along with high oil prices and fragile consumer and investor confidence, has resulted in spreading economic uncertainty. As a result forecasted GDP growth in the industrialised world has been reduced.

Emerging market economies, especially in China, India, Russia and South Korea have steadily expanded. So have the economies of several countries in Central and Eastern Europe and in South-East Asia, but they may remain vulnerable to trade cycles. Continuing domestic problems in Latin America mean recovery is unlikely in the near term.

Oil and gas prices

Although oil prices remain high despite non-compliance with OPEC quotas, continued low oil demand growth, supply growth and the possible return of Iraqi oil to the market may signal the end of the current high price cycle. Continued instability in the Middle East however, exacerbated possibly by short-term supply disruptions elsewhere, means the likelihood of price volatility remains high.

A slow global economic recovery in 2003 would lead to growth in oil demand of no more than 1 million barrels per day (less than 1.5%). Non-OPEC production will continue to increase in 2003, and rising production capacity in Nigeria, Algeria and Libya may lead those producers to seek quota increases, with Russian production output also expected to rise. This makes lower prices probable, but the timing and duration of a reduction remains very uncertain due to the tense situation in the Middle East and the link to economic recovery.

In the USA, even with potential low demand growth, natural gas prices could average above $3 per million British thermal units (MMbtu) for the next two years (2002 average; $3.3/MMbtu). The supply outlook remains challenging with a slight drop in North American production in 2002. If supply growth in 2003 remains low, it will keep the market tight, with potential upward pressure next year coming from the erosion of current storage surplus. Elsewhere, gas prices would, for the most part, follow oil prices.



With trading volumes of about 14 million barrels of crude oil equivalent per day, Shell Trading has the skill base and international scope to capitalise on trading opportunities inherent in Shell's asset and market positions around the world.

Industry structure and competition

The current industry environment shows a clear delineation between a smaller group of global players, like Shell, ExxonMobil and BP, and regional players including national oil companies or former national oil companies like Repsol, Yukos and Petrobras.

The global players have broad portfolios across a range of upstream and downstream businesses and geographical areas and are capable of generating significant efficiencies from high quality assets. These companies all have strong finances, access to low cost capital and are able to manage world-scale projects within a global asset base. The Group has a particularly deep and diverse portfolio with strong positions in important markets. Competitive returns and strong cash generation, resilient enough to withstand a broad range of economic and geopolitical conditions, are key features of this portfolio.

The regional players have significantly more restricted portfolios than the global players. They are, however, increasingly able to use their current market power (control of access to resources, gas markets, distribution and retail networks) to gain access to positions outside their domestic portfolios.

In such a highly competitive environment, the financial markets will reward those companies who can successfully deliver value by managing their cost structures, realising key project milestones, meeting performance targets and successful strategic positioning. Against this backdrop, the Group is well positioned with its diverse global portfolio covering both OECD and emerging markets with large upstream, Gas/LNG and downstream positions. Significant capital investment in 2001 and 2002 including acquisitions, has created additional momentum and potential for further performance improvement.

Strategic Direction

The Group aims to be the world leader in energy and petrochemicals. We intend to deliver superior total shareholder returns in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio;
- a gradual shift towards gas as the fuel of choice;
- profitable growth and cash generation in Oil Products and Chemicals;
- development of a material new income stream; and
- increased exposure in North America, Asia and offshore Africa.

Financial targets underpin this portfolio direction. A key financial objective is to deliver a level of return, at a $16/bbl Brent oil price, that enables the Group to generate enough cash to fund the current dividend and to re-invest in attractive projects at a rate that ensures future dividend growth.


Exploration and Production
Gas & Power
Oil Products
Chemicals
Renewables and Other Activities

Strategy

Maintaining growth in long-term value and delivering profitability will continue to be key priorities. These will be delivered through focus on cost leadership, technical and operational excellence, investment discipline, active portfolio management and production growth. There will also be increased emphasis on globalising our processes and reinforcing personal accountability. We will use the quality of our business relationships, technology and people to obtain maximum competitive advantage. This will help to position Shell as the preferred partner for both resource holders and other industry players.

Outlook

Oil demand has been static for the past two years, and limited global economic recovery in 2003 is expected to lead to only a modest increase in demand. Continuing political and economic uncertainty means crude oil prices are likely to remain volatile. Gas demand, particularly for power generation, is expected to continue to grow, but will reflect weak economic conditions in most major markets. Natural gas prices in the USA are expected to remain above historic pre-2000 levels, whilst prices in other major markets are expected to retain an oil price linkage.

The advantages of natural gas as a clean and efficient fuel will continue to drive growth and offer business opportunities. Gas & Power will increase its business value and maintain its industry-leading positions, especially in LNG, through leveraging upstream positions, market access and cost leadership. The business will continue to develop new technologies and make selective enabling investments in midstream and power generation. Marketing and trading activities will be expanded in liberalising markets to maximise the value of equity gas.

The rate of growth for natural gas demand is expected to continue to outstrip that of oil over the next decade. In the near term however, new demand for natural gas and gas-fired power generation will remain weak in some markets, due to economic conditions and uncertainty. Longer term, natural gas remains the environmentally preferred fuel for power generation and will also be used in conversion to ultra-clean liquid fuels. The outlook for LNG demand is promising, especially given the potential for increased access to the North American market. The downstream gas and power business environment is complex and changing rapidly. Liberalisation and the collapse of many key industry players are creating challenges and opportunities for businesses like Gas & Power.

Continue to focus on ways of meeting the needs of millions of Shell customers around the world. Accelerate the roll-out of innovative customer offerings including differentiated retail fuels. Progress the capture of synergies and benefits from the acquisitions of the Pennzoil-Quaker State Company and Texaco assets in the USA, and DEA in Germany. Pursue cost-reduction programmes while remaining committed to further improvement in environmental performance and continued development of the employee talent base.

A small increase in global oil demand is expected in 2003, although this is dependent on the pace of world economic recovery, and in particular the situation in the USA. Continued economic recovery would be expected to lead to modest improvements in refining margins in the USA and Europe from the low levels of 2002. Refining margin levels in Asia Pacific are likely to continue to be depressed by surplus refinery capacity in the region. Marketing margins will remain subject to competitive pressures in individual markets and to the direction of oil price and exchange rate movements.

Through simplified global processes, Shell chemical companies are seeking to be the best all round long-term performers in petrochemicals. Portfolio actions will be tightly focused on petrochemicals building blocks and polyolefins. Lower total delivered cost will be achieved through a combination of advantaged feed, scale, integration and technology. Customer value propositions will be enhanced through global reach and e-business. The commitment to contribute to sustainable development will be maintained to ensure longer-term value creation.

Industry conditions are expected to improve from some of the toughest in 20 years. Operating rates were at historically low levels in 2001 with some recovery in 2002. The outlook remains volatile and further improvement in 2003 will depend upon global economic growth leading to higher product demand against a background of limited investment in additional industry capacity. The Asia Pacific region remains the main source of greatest anticipated growth. Enhanced customer service, low cost and volume growth remain the central contributors to business resilience in a demanding climate.

Renewables will continue to participate in the development of renewable sources of energy with a focus on solar and wind, positioning the Group for competitive advantage when these technologies become material energy sources. Shell Consumer, reorganised at the beginning of 2002, seeks to leverage the Shell brand more widely in the consumer market, with the objective of creating new income streams and of supporting the Group's established businesses with innovative consumer and financial products. The Hydrogen business works to develop technology that could allow hydrogen and fuel cells to become commercially attractive.

Renewables expects wind energy and solar to continue to grow at over 15% per annum as they have done over the last 10 years, driven by market support programmes which favour indigenous production of emission-free energy sources. Shell Consumer sees opportunities to build on the expanded car servicing and retail energy businesses, and to develop a broader range of offerings around credit cards and other consumer products. Shell Hydrogen is supporting projects to develop hydrogen vehicles and technological improvements in the storage of hydrogen, which could help to make it a more commercially attractive fuel.

Operational and Financial Review



MonoDiameter technology in action: The world's first application of MonoDiameter technology was achieved at a well in South Texas in May, 2002. This new technology uses multiple liners running successively in the well while maintaining the same internal diameter. With the potential to be applied globally to reduce drilling and development costs, it is set to change the landscape of the well design and construction phase within the oil and gas industry. MonoDiameter technology offers the potential to make previously uneconomic reservoirs viable and to rejuvenate some mature fields.

Summary of Group Results

Financial Results			$ million
	2002	2001	2000
Net income	**9,419**	10,852	12,719
Change	***-13%***	*-15%*	*+48%*
Earnings on an estimated current cost of supplies (CCS) basis	**8,922**	11,552	12,364
Change	***-23%***	*-7%*	*+64%*
Special credits/(charges)	**(296)**	(432)	(747)
Adjusted CCS earnings[a]	**9,218**	11,984	13,111
Change	***-23%***	*-9%*	*+85%*

a Earnings on an estimated CCS basis excluding special items.

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for special items, being those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

The Group's adjusted CCS earnings for the year were $9,218 million, showing a 23% decline on 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were substantially affected in Gas & Power by lower LNG prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals' earnings were sharply up reflecting improved volumes and margins, lower costs and an incremental fiscal benefit of $37 million. The target of reducing underlying unit costs by 3% was exceeded by $100 million, with total actual savings of over $600 million. Reported net income fell by 13% to $9,419 million including net special charges of $296 million.

Four major acquisitions were completed; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco's interests in Equilon and Motiva. Total investment in these acquisitions, including acquired debt, was over $16 billion. Excellent progress has been made on realising the benefits of synergies, with approximately $370 million delivered in 2002.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. The return on average capital employed on a CCS earnings basis was 14.0%. At the end of the year, the debt ratio was 23.6% and cash, cash equivalents and short-term securities amounted to $1.6 billion.

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

In Gas & Power, the LNG business continued to grow delivering record volumes, although lower prices led to a decline in earnings. Global demand for LNG remained firm and expansion of existing projects and the securing of long-term supply contracts, especially in Asia Pacific, will provide for future growth.

Industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude prices. The outlook for refining margins in 2003 is uncertain and dependent on crude supply and the pace of global economic recovery. Integration of the Texaco interests and Pennzoil-Quaker State is vital to realising the potential of Oil Products in the USA.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago. The outlook for Chemicals is mixed and will depend on economic recovery and improvement in consumer confidence levels.


Crude oil prices
Brent Blend: average monthly spot prices
$ per barrel
35
30
25
20
15
10
5
0
93 94 95 96 97 98 99 00 01 02
Segment earnings on a CCS basis
$ million
901
7,561
12,364
11,552
8,922
12,000
10,000
8,000
6,000
4,000
2,000
0
(2,000)
98 99 00 01 02
Exploration and Production
Gas & Power
Oil Products
Chemicals
Corporate, Other and Minority interests
Gross sales proceeds
$ billion
138
150
192
177
236
250
200
150
100
50
0
98 99 00 01 02
Exploration and Production
Gas & Power
Oil Products
Chemicals
Corporate and Other

Exploration and Production




BONGA



Earnings

			$ million
	2002	2001	2000
Segment earnings	**6,997**	8,023	10,059
Special credits/(charges)	**(55)**	(24)	623
Adjusted segment earnings	**7,052**	8,047	9,436
Change	***-12%***	*-15%*	*+107%*

Adjusted earnings for the year were $7,052 million, 12% lower than in 2001. This reflects the impact of lower gas realisations, changes to UK tax rates, higher depreciation and higher costs. However, these factors were partially offset by a 6% increase in hydrocarbon production to four million barrels of oil equivalent per day, the highest in recent years.

Special charges for the year amounted to $55 million (compared with $24 million in 2001) mainly from previously capitalised oil and gas costs in equity associate Woodside Petroleum (Group interest 34%) that are no longer considered to be recoverable and integration costs relating to the Enterprise acquisition. These charges were partially offset by credits related to the grant of manufacturing and marketing rights to expandable tubular technology.

Crude oil and natural gas prices

In 2002, Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel the previous year. Crude oil prices recovered steadily in the first three quarters of the year from below $20 to exceed $30 a barrel reflecting production constraints in certain countries. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when supply from Venezuela was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

Natural gas prices outside the USA remain linked to liquid hydrocarbon prices and reflected the pattern of steady increase over the year. In the USA, prices were lower than in 2001 although strengthened towards the end of the year.

The Bonga arrives in the UK: The Bonga project will be the Group's first deep-water project in Nigeria and one of the largest oil and gas production facilities in the world. Named after a local fish, the field will be produced using a floating production, storage and offloading vessel (FPSO). The hull of the FPSO was built in South Korea and towed to Newcastle in the UK for the topsides and processing facilities to be fitted. The 300,000 tonnes dead weight Bonga will have the capacity to store two million barrels of oil and topsides production facilities of some 22,000 tonnes.

Oil and gas production

Total hydrocarbon production for 2002 rose by 6%, comprising a 7% increase in oil production and a 5% increase in gas production. Oil production benefited from the acquisition of Enterprise, an additional interest in the Draugen field in Norway and new fields in the USA and Denmark. These increases were partly offset by lower OPEC production quotas, normal field declines, and divestments in New Zealand and elsewhere. Gas production also increased as a result of the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of warmer weather in Europe, normal field declines in the USA and divestments in New Zealand.

Excluding the contribution of Enterprise volumes, total hydrocarbon production was 1% higher than in 2001.

Portfolio actions

The successful acquisition of Enterprise in 2002 for a cash consideration of $5.3 billion was the most significant change to strengthen the Group's upstream portfolio, adding new developments and exploration acreage in several countries and contributing some $100 million to earnings and some $850 million to cash from operating activities. Integration has proceeded rapidly with significant synergies realised and the demonstration that more can be achieved in 2003. The new assets provided an immediate boost to global production and are contributing an additional 240,000 barrels of oil equivalent per day. The portfolio was further enhanced by the acquisition of an increased stake in the Norwegian Draugen field where Group interest was increased by 10% to 26.2%. The North American gas portfolio was improved through the acquisition of new fields in the Pinedale, Wyoming area.

The exploration portfolio was refreshed and achieved an exploration and appraisal global success rate of some 55%, including significant discoveries in the USA Gulf of Mexico, such as Great White, Deimos and Tahiti. In Kazakhstan, the Kashagan field (Group interest 16.7%) was declared commercial and initial estimates suggest that the field could contain 7–9 billion barrels of oil. The more recent discovery of the Kalamkas field further underlines the immense potential of the Kazakhstan region. Major discoveries were also made in Brazil, Ireland and Nigeria. New exploration licences were acquired in geographic areas where the Group has strategic interests such as the USA Gulf of Mexico and Norway.

The result of these portfolio actions, together with the Group's leadership in technology, is the strengthening of a portfolio that is very robust at both high and low oil prices.

Capital investment

Capital investment of $14.1 billion was $6.1 billion higher than in 2001, mainly as a result of the acquisition of Enterprise and increased investment in growth projects. These include the Athabasca Oil Sands Project in Canada and the EA Project in Nigeria, both of which began production in late 2002, the offshore development Na Kika in the USA and Bonga in Nigeria. Work also began on the Goldeneye gas field in the North Sea which is scheduled to start production in late 2004.

Reserves

The proved hydrocarbon reserves replacement ratio for 2002 was 117% and the five year rolling average (including oil sands) now stands at 109%. Excluding the effects of acquisitions and divestments the hydrocarbon reserves replacement ratio for 2002 was 50%. Proved reserves are equivalent to more than 13 years of current production. The additions to proved reserves arose mainly from the acquisition of Enterprise, which substantially bolstered the Group's overall portfolio in Europe and the Americas. These were augmented by discoveries and extensions in the Caspian and the USA and improved recovery in West Africa, Asia Pacific and the USA.



Oil production including natural gas liquids
thousand barrels daily
2,354 2,268 2,274 2,220 2,372
2,500 2,000 1,500 1,000 500 0
98 99 00 01 02
Europe
Other Eastern Hemisphere
USA
Other Western Hemisphere
Natural gas production available for sale
million standard cubic feet daily
7,679 7,924 8,212 9,009 9,423
10,000 8,000 6,000 4,000 2,000 0
98 99 00 01 02
Europe
Other Eastern Hemisphere
USA
Other Western Hemisphere
Hydrocarbon liquids
million barrels
8,289 9,702
10,000 8,000 6,000 4,000 2,000 0
1993–2002
Cumulative production
Additions to crude oil, natural gas liquids reserves and oil sands
Natural gas
billion standard cubic feet
29,141 30,455
35,000 28,000 21,000 14,000 7,000 0
1993–2002
Cumulative production
Additions to natural gas reserves

Gas & Power

Earnings

			$ million
	2002	2001	2000
Segment earnings	**774**	1,226	112
Special credits/(charges)	**(23)**	9	(641)
Adjusted segment earnings	**797**	1,217	753
Change	***-35%***	*+62%*	*+156%*

Adjusted earnings of $797 million in 2002 were 35% lower than the $1,217 million record reported in 2001. Lower earnings were mainly due to lower LNG prices, lower trading income in North America and a performance bonus related to the USA natural gas liquids business recorded in 2001. This was partly offset by record LNG volumes of 9.1 million tonnes and an improved contribution from the power business.

Segment earnings for the year of $774 million included special credits of $163 million mainly from the sale of Shell's direct and indirect interests in midstream assets in Europe and the USA. Offsetting these credits were special charges of $186 million, including $171 million write-downs related to the power business.

Capital investment

Capital investment, excluding new loans to associated companies of $270 million in 2002 ($152 million in 2001), was $682 million in 2002 compared with $810 million in the previous year. Main investments during 2002 related to LNG supply, shipping and re-gasification projects and power developments.

Portfolio actions

Gas & Power's LNG business continued to grow strongly, with new supplies targeting key markets, reinforcing Shell's leading position in the industry. The North West Shelf joint venture (Group interest 22%) in Australia was selected to supply the first LNG to China through the import terminal in Guangdong Province. Additional sales agreements with Japanese utilities were completed for supplies from Malaysia Tiga (Group interest 15%) and the North West Shelf project. Malaysia Tiga's two-train LNG plant is due to commence operations in 2003. In Australia, a 4.2 million tonnes per annum (mtpa) fourth train is under construction for completion in 2004 and will supply existing and new Japanese customers. Train 3 of Nigeria LNG (Group interest 25.6%) was completed in 2002, three months ahead of schedule and within budget. Additionally, Nigeria LNG secured a loan of over $1 billion, the largest ever project financing in Sub-Saharan Africa, towards the construction of a 4th and 5th train expansion. These two trains are due on stream in 2005 and will supply markets in the Atlantic Basin, bringing the annual capacity of the plant to 17 million tonnes and making it the third largest LNG facility in the world. In Venezuela, Shell was selected as a partner with Mitsubishi and PDVSA for the Mariscal Sucre LNG project (Group interest 30%). This project aims to develop substantial gas reserves in the Norte de Paria fields for both export and domestic markets.

In support of the business's global LNG strategy of linking new markets with the Group's portfolio of LNG supply sources, two of the four new build LNG carriers were commissioned and delivered. Construction began on the Hazira Port and LNG terminal to access the growing Indian market. In addition, the Group is actively progressing access to the North American market through LNG terminal capacity at Cove Point and Elba Island in the USA, and other potential sites. Gas & Power's other businesses also progressed during 2002. In the Middle East significant progress was made towards the development of world-scale Gas to Liquids facilities. While in the midstream, a joint venture framework agreement was signed for the West-East pipeline project in China to bring clean burning natural gas to the rapidly expanding Chinese energy market.

In power, InterGen (Group interest 68%), a joint venture with Bechtel, started operations at projects in Turkey, Egypt and Mexico, increasing InterGen's operational capacity by 70% during the year to 5.2 Gigawatts.

As part of the business's active portfolio management half of the Group's interest in Brunei Shell Tankers was divested, as was the 5% interest in HEIN GAS in Germany and part of the Group's minority interest in other midstream assets in Germany. The sale of the indirect 14.75% interest in Ruhrgas has been agreed subject to final clearance. InterGen completed the sale of its onshore Texas pipelines.

LNG capacity, Group share (year-end)
million tonnes per annum


6.0
7.0
9.7
9.7
10.1
10.0
8.0
6.0
4.0
2.0
0
98
99
00
01
02
Oman
Nigeria
Australia
Malaysia
Brunei



The Adapazari 780 Megawatt (MW) and Gebze 1,555MW power plants near Istanbul, Turkey were started up by InterGen (Group interest 68%) on schedule in 2002. Together with a third plant at Izmir, these plants will supply some 14% of Turkey's power demand. Clean burning natural gas will fuel these plants providing much needed competitive power.


NORTHWEST SEA

Delivering LNG to Japan: The Shell managed LNG carrier Northwest Seaeagle docking in Himeji LNG terminal Japan, to off-load a cargo of LNG from the North West Shelf LNG project (NWS) (Group interest 22%). During 2002, the NWS project concluded deals with customers in Japan, China and South Korea. Train 4 at the plant is currently under construction, with its first production scheduled for mid-2004.

Oil Products





Earnings

			$ million
	2002	2001	2000
Segment net income	**2,178**	2,332	2,437
Segment earnings on an estimated current cost of supplies (CCS) basis	**1,618**	3,067	2,068
Special credits/(charges)	**(184)**	(310)	(970)
Adjusted CCS segment earnings	**1,802**	3,377	3,038
Change	***-47%***	*+11%*	*+56%*

Adjusted CCS earnings in 2002 were $1,802 million compared to the record earnings of $3,377 million in 2001. The business environment deteriorated in 2002 with historically low refining margins over the first half of the year and pressure on marketing margins from rising crude oil prices. Unit cost reductions of 3% were achieved in marketing. Unit manufacturing costs were 1% higher due to unplanned maintenance and lower intakes in response to uneconomic margins. The overall cost reduction per barrel of product sales was 2%. Benefits from the acquisitions of Pennzoil-Quaker State and Texaco's interests in Equilon and Motiva (the latter with Saudi Refining Inc.) in the USA and DEA in Germany are ahead of schedule. In aggregate these acquisitions added some $100 million to adjusted CCS earnings and some $200 million to cash from operating activities in 2002.

Outside the USA, adjusted CCS earnings for 2002 of $1,797 million were 40% lower than in 2001. This reflected lower industry refining margins in Rotterdam and Singapore, which declined by $0.95 per barrel and $0.40 per barrel respectively. Overall refinery utilisation was 4% lower, although refinery intake rose by 10% as a result of higher throughput in Germany. Marketing earnings declined as gross fuels margins were squeezed over the greater part of the year when supply costs rose faster than sales prices. Differentiated retail fuels, now launched in 46 countries, and income from convenience retailing partially offset the margin decline. Total inland sales volumes for the year were 8% higher (excluding the increase from DEA they were unchanged). Trading earnings for the year declined, with limited regional arbitrage opportunities; shipping earnings were adversely affected by a decline in freight rates. Earnings from Shell Global Solutions (commercialisation of technology) showed further growth.

Boosting the brand presence: This site, off Interstate 45 in Houston, Texas, features the clean, modern lines of Shell's global retail visual identity. Following the acquisition of Texaco interests in the Equilon and Motiva joint ventures, Shell has launched the largest rebranding programme undertaken by a petroleum company in American history. The Shell emblem is being raised at thousands of strategically located Texaco sites; this will make Shell the leading petrol retailer in the USA. The fuel pump carries advertising for a specially formulated new gasoline designed to protect customers' engines against the build-up of harmful deposits.

In the USA, adjusted earnings fell from $402 million to $5 million in 2002. Industry refining margins fell sharply by $3.85/bbl on the US West Coast and by $2.40/bbl on the US Gulf Coast. Unplanned shutdowns continued to impact earnings despite overall refinery utilisation rising by 1%. Marketing earnings declined, with weaker gasoline margins over the first half of the year. Trading and transportation earnings were lower. Reduced costs resulting from streamlining of business structures provided significant offset, notwithstanding transition costs resulting from integration of the two major acquisitions in the USA.

On a global basis, net special charges for the year totalled $184 million. Most of these resulted from the closure of refinery assets, continued restructuring in the USA and Europe and increases in provisions for litigation and environmental remediation in the USA. These were partially offset by gains on asset sales, principally from pipeline assets in the USA. Special charges in 2001 totalled $310 million, mainly consisting of restructuring and rebranding charges in the USA.

Fluctuations in crude oil and product prices during 2002 led to inventory holding gains amounting to $560 million. Inventory holding gains/losses are included in cost of sales in the Group Statement of Income.

Capital investment

Capital investment in 2002 amounted to $7.9 billion which included $5.1 billion relating to the three major acquisitions and investment of $0.8 billion in the USA since the consolidation of Equilon (Group interest now 100%). Capital investment in 2001 was $1.5 billion.

Portfolio actions

The Oil Products portfolio was significantly strengthened in 2002 through acquisitions which will reinforce the objective of leading the global downstream industry.

In January a 50:50 joint venture in Germany with RWE-DEA commenced operations and in July Shell took ownership of 100% of the venture for a cash consideration of $1.3 billion, to be paid in July 2003. Integration of this business is proceeding well and is on track to achieve $150 million in pre-tax benefits by the end of 2003. The acquisition of Texaco's interests in Equilon and Motiva, the downstream joint ventures in the USA, was completed in February. Good progress has been made in capturing the planned synergies and benefits from the changes of ownership; business structures have been streamlined and some 800 of the 13,000 Texaco stations had been rebranded to Shell at the end of 2002, in a programme which will be completed by June 2004. As part of the upgrading of the quality of the overall retail network in the USA the total number of sites will be reduced by some 30%. The purchase of Pennzoil-Quaker State Company in the USA was completed in October after regulatory clearance. The transaction has a total equity value of $1.8 billion and Shell has also taken on $1.1 billion of debt. This acquisition will make Shell a leader in both the US and global lubricants markets with pre-tax synergy benefits expected to be $140 million by 2004.

The sale of a 25% interest in Shell's marketing businesses in South Africa to Thebe Investment Corporation was completed in a positive response to the South African Government's Black Economic Empowerment initiative.


Oil sales
thousand barrels daily
10,034
10,432
10,361
10,604
12,424
12,000
10,000
8,000
6,000
4,000
2,000
0
98
99
00
01
02
Crude oil
Gasolines
Middle distillate
Residues/Other
Group share of Equilon and Motiva volumes
Oil product sales excluding crude oil
thousand barrels daily
6,786
6,795
7,082
6,143
7,399
8,000
6,000
4,000
2,000
0
98
99
00
01
02
Europe
Other Eastern Hemisphere
USA
Other Western Hemisphere
Export sales
Industry refining margins
$ per barrel
10.0
8.0
6.0
4.0
2.0
0
98
99
00
01
02
Rotterdam
US West Coast
Singapore
US Gulf Coast

For the period 1998–2000 the sales volumes include the Group share of Equilon and Motiva volumes. The basis of reporting in 2002 has been changed to reflect only those activities which relate to the Oil Products business; previously some volumes handled by other businesses were included. The 2001 figures have been restated on a similar basis. The 2002 reported volumes include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva sales to third parties; the 2001 figures have been restated in accordance with the ownership interests prevailing at the time.

Chemicals

Earnings

			$ million
	2002	2001	2000
Segment earnings	**489**	230	992
Special credits/(charges)	**(62)**	(11)	67
Adjusted segment earnings	**551**	241	925
Change	***+129%***	*-74%*	*-6%*

The business environment showed some improvement after the extremely challenging conditions in 2001 although trading conditions, especially in the USA, remained difficult. Adjusted earnings at $551 million showed a significant improvement compared with $241 million the previous year. The increase reflects a 4% rise in volumes, improved margins, lower costs and an incremental fiscal benefit of $37 million. Results from associates also improved, reflecting better cost management and the benefits of restructuring, primarily in Basell, the 50:50 joint venture with BASF. Industry utilisation remained flat in Europe, but improved in the USA from historically low levels in 2001. Low gas feedstock prices relative to crude prices in the USA made the economics of cracking liquid feedstocks less favourable. Continued focus on cost improvement and higher volumes meant that total unit costs, excluding feedstocks, improved by 7%. A non-recurring fiscal benefit of $102 million resulted from European restructuring.

Segment earnings showed special charges of $62 million consisting of provisions related to asset rationalisation and litigation claims.

Capital investment

Capital investment in 2002 totalled $839 million compared with $751 million in 2001. Capital is being directed to projects that enhance the Group's ability to manufacture and sell bulk petrochemical building blocks to large industrial customers and included initial equity investment in southern China for the Nanhai petrochemicals project.

Portfolio actions

After a period when the focus has been on divestment, attention in 2002 turned to strengthening and enhancing the Chemicals portfolio.

The final investment decision on the Nanhai petrochemicals project in Guangdong Province in China was taken. The Group has a 50% share in this $4.3 billion project which constitutes its largest ever single chemicals investment. Construction work is due to start in 2003 with the plant scheduled to be completed in late 2005.

In 2002, Chemicals brought on-line some 2 million tonnes of new production capacity. Successful completion of a fourth olefins and alcohols unit at Geismar in the USA consolidated the Group's position as the world's largest supplier of higher olefins and detergent alcohols. The $500 million Ellba Eastern complex in Singapore started operation. This is a 50:50 joint venture with BASF to produce styrene monomer, propylene oxide and polyols.

A new benzene unit in the Netherlands was completed ahead of schedule. The plant uses new technology to minimise environmental impact and help reduce the movement of benzene-containing streams in Shell's European business. The unit will take benzene-rich streams from the Moerdijk cracker and other Shell European locations and the output will be used for styrene monomer/propylene oxide production on the same site.

Also, construction began of a new polymer polyol plant at Pernis, the Netherlands, which will be the largest in Europe and will consolidate the Group's position as the leader in the global polyols market. Further, a joint venture with SGF Chimie (Group interest 50%) was established to build and operate a polytrimethylene terephthalate plant in Montreal, Canada. These products are used in carpeting and textiles; the plant is expected to start production at the end of 2003.

The drive to simplify and streamline business processes and to make it easy to do business with Shell chemical companies continued. A single marketing and supply company for Europe was established in order to improve speed and efficiency for customers and suppliers.

Chemical sales net proceeds[a]
$ billion



12.3
12.9
15.2
10.6
11.5
16
12
8
4
0
98
99
00
01
02

■ Base and intermediates □ Differentiated products □ Performance products · Other

a Excluding proceeds from chemical trading activities.

Chemical sales volumes[b]
million tonnes



20.0
20.9
20.3
18.8
21.4
25
20
15
10
5
0
98
99
00
01
02

Base and intermediates □ Differentiated products □ Performance products

b Excluding volumes from chemical trading activities.



A $4.3 billion petrochemicals complex will be built on the Chinese coast some 80km north-east of Hong Kong Island. The complex will produce 2.3 million tonnes per year of petrochemical building blocks and polyolefins which will be supplied to the high growth areas of China's coastal economic zones.



Ellba at night: The Ellba Eastern petrochemicals complex in Singapore, including Asia Pacific's largest styrene monomer/propylene oxide (SM/PO) facility, came on stream in July 2002. The $500 million world-scale site, with a capacity of 550,000 tonnes per year of SM and 250,000 tonnes per year of PO, further strengthens the Chemicals portfolio and ensures it is well placed for growth in Asia Pacific.





Other Industry Segments

Earnings

			$ million
	2002	2001	2000
Segment earnings	**(110)**	(287)	(12)
Special credits/(charges)	**17**	(96)	83
Adjusted segment earnings	**(127)**	(191)	(95)

Other industry segments include Renewables, Shell Consumer and Shell Hydrogen. Adjusted earnings for Renewables, Shell Consumer and Shell Hydrogen showed a loss of $127 million in 2002 compared with a loss of $191 million in 2001. This improvement reflected a turnaround of Shell Consumer operations in the USA due to lower costs and higher margins.

Special credits in 2002 reflect the net impact of profits on sales of assets, write-downs of assets prior to disposal and costs as a result of restructuring.

Going solar in Munich: The installation of one of the world's largest roof-mounted photovoltaic plants was completed in November at the Munich Trade Fair Centre. Over 7,000 solar modules from Renewables' solar business were installed on an area of 63,000m^2, spread over the six southern halls of the centre. The new plant more than doubles the output from the earlier installation on the six northern halls, providing a combined peak output of around 2.1 Megawatts (MW).

Renewables

Wind power continues to develop as a promising business. In particular, the first two commercial scale projects, Rock River and White Deer in the USA have delivered a strong performance in their first full year of operation. The acquisition of Whitewater Hill, a 60MW wind park in the San Gorgonio Pass, California, and of the nearby Cabazon Pass wind park will bring the Group's generating capacity in the USA to 230MW.

In Europe work continues to evaluate and develop offshore projects in the Netherlands and the UK. The Group is part of the NoordzeeWind consortium which has agreed, with the Dutch government, the development of the 100MW Near Shore Wind Park at Egmond aan Zee.

The Group's solar business has been operating in a more difficult environment. It is now one of the major photovoltaic players, after buying out the remainder of its joint venture with Siemens and E.On in April 2002. However, in response to the overcapacity in photovoltaic manufacturing around the world and the downturn in demand that has affected all companies in the sector, the restructuring of this business was announced. The intention is to concentrate manufacturing operations in the USA, Germany and Portugal.

Despite the challenging trading environment there were some notable successes including the contract to supply photovoltaic modules for the roof of the Munich Trade Fair Centre, in Germany, and the first solar home systems being delivered in Xinjiang, China.

Shell Consumer

At the beginning of 2002 Shell Consumer, Shell Capital and Shell Internet Works were reorganised into one new business, Shell Consumer. The rationale is to leverage the Shell brand more widely in the consumer space, particularly where it can lend support to the Group's established businesses. The mandate is to add value through developing innovative consumer and financial products businesses.

During the year there was much progress on the business development and operational fronts. This included Shell autoserv, a car servicing business first piloted in 2001, which was expanded in 2002 and now operates sites in Australia, South Africa and Thailand. Credit card businesses are now operating in Norway and the UK. Shell Consumer divested its share in a retail energy business in Australia but developed new operations in the Netherlands ("green" power) and Norway (electricity) alongside its continuing gas and electricity business in a number of states in the USA where deregulation has offered opportunities to new entrants.

Shell Hydrogen

The Group continues to explore technology that could allow hydrogen and fuel cells to meet the world's future energy needs in a sustainable and emission-free way.

Amongst the developments in 2002 was the announcement of a plan to build the first hydrogen refueling station in Tokyo. Shell is an important partner in this project that is sponsored by the Japanese government and will provide hydrogen to a fleet of prototype vehicles. The Group acquired an equity stake in QuestAir Technologies Inc (Group interest 10.6%) that is developing technology to purify hydrogen. It is vital to develop this technology if hydrogen is to become commercially available on a wide scale. Work also continued with joint venture partners on the development of commercially attractive fuel cells and on developing safe and convenient hydrogen storage systems.


Shell
serv

Shell autoserv: car servicing at one of the recently acquired and Shell branded sites in Thailand.

Corporate
Liquidity and Capital Resources

Corporate Earnings

			$ million
	2002	2001	2000
Segment earnings	**(751)**	(320)	(825)
Special credits/(charges)	–	–	(188)
Adjusted segment earnings	**(751)**	(320)	(637)

Adjusted earnings for 2002 showed a loss of $751 million compared with a loss of $320 million in the previous year. The increased loss is mainly a result of higher net interest costs.

Liquidity and Capital Resources

Statement of Cash Flows

The net effect of the flow of funds for 2002 was a decrease of $5.1 billion in cash and cash equivalents.

Cash flow generated by operations decreased from $16.9 billion in 2001 to $16.4 billion in 2002. Within cash flow used in investing activities (net $20.7 billion), capital expenditure and new investments in associates increased from $10.7 billion to $22.4 billion, mainly due to acquisitions (see below). There were proceeds from sales of assets and disposals of investments in associates of $1.6 billion; in 2001 such proceeds amounted to $1.8 billion. Dividends of $7.0 billion were paid in 2002 to the Parent Companies, Royal Dutch and Shell Transport, a decrease of $2.4 billion compared with 2001 due to lower share buybacks by the Parent Companies. In addition, there was a net drawdown in debt of $6.7 billion, due mainly to the acquisitions.

Capital investment

Group companies' capital expenditure, exploration expense, new investments in associated companies and other investments increased by $12.8 billion to $24.6 billion in 2002, mainly as a result of the acquisitions of Enterprise Oil, Pennzoil-Quaker State, DEA and additional interests in Equilon and Motiva. Exploration and Production expenditure, at $14.1 billion (2001: $8.0 billion), accounted for more than half of this total. Oil Products investment totalled $7.9 billion (2001: $1.5 billion). Chemicals investment was $0.8 billion (2001: $0.8 billion), while Gas & Power accounted for $0.7 billion (2001: $0.8 billion).

Capital investment in 2003 is estimated to be approximately $12 billion. Spending will continue to be subjected to investment discipline, stringent project selection and the need to balance profitability with growth. Exploration and Production will continue to be the major element. It is expected that the Group companies' investments will be financed from internally generated funds.

Financial condition

Cash, cash equivalents and short-term securities were $1.6 billion at the end of 2002, down $5.1 billion on 2001, whilst the total of short and long-term debt increased by $13.9 billion to $19.7 billion. The debt ratio increased from 8.9% in 2001 to 23.6% in 2002, within the desired gearing range.

Net assets increased by $3.9 billion to $60.1 billion during 2002. Fixed and other long-term assets increased by $31.0 billion to $112.1 billion. Net current liabilities increased by $11.6 billion to $14.6 billion. During 2002, the Group increased its Medium Term Note and Commercial Paper Facilities to a total of $26 billion. These facilities, together with available funds, offer ample flexibility to meet working capital needs.

The following table summarises the Group's principal contractual obligations and commercial commitments as of December 31, 2002. Please also refer to Notes 15, 16 and 18 to the Financial Statements.

		Payments due by period			$ billion
Contractual Obligations	**Total**	Less than 1 year	2–3 years	4–5 years	After 5 years
Long-term debt	**8.5**	2.2	2.1	3.4	0.8
Leasing arrangements	**9.4**	2.0	2.1	1.3	4.0
Long-term purchase obligations	**9.1**	0.6	1.1	1.0	6.4
Long-term power capacity obligations	**6.9**	0.2	0.6	0.7	5.4
Other long-term liabilities	**6.1**	–	3.7	1.5	0.9
Total	**40.0**	5.0	9.6	7.9	17.5

Environmental and decommissioning costs

Group companies are present in over 145 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to implement a health, safety and environmental management system that is suited to its particular circumstances.

The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of wastes at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2002 for Group companies, based on allocations and managerial judgement, is $1.1 billion (2001: $0.6 billion). Expenditures of a capital nature to limit or monitor hazardous substances or releases include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgements which develop over time. Consistent with the preceding, estimated environmental capital expenditures made by companies with major capital programmes during 2002 were $0.8 billion (2001: $0.4 billion). Those Group companies are expected to incur environmental capital costs of at least $0.8 billion during both 2003 and 2004. It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies' future earnings, since this will depend amongst other things on the ability to recover the higher costs from customers and through fiscal incentives offered by governments. Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies' earnings. These risks are comparable to those faced by other companies in similar businesses. At the end of 2002, the total liabilities being carried for environmental clean-up were $797 million (2001: $454 million). In 2002, there were payments of $139 million and increases of provisions of $120 million. Provisions being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, amounted to $3,528 million (2001: $2,615 million).

Other Matters

Risk management and internal control

The Group's approach to internal control is based on the underlying principle of line management's accountability for risk and control management. The Group's risk and internal control policy explicitly states that the Group has a risk-based approach to internal control and that management in the Group is responsible for implementing, operating and monitoring the system of internal control, which is designed to provide reasonable but not absolute assurance of achieving business objectives.

Established review and reporting processes bring risk management into greater focus and enable the Conference (meetings between the members of the Supervisory Board and the Board of Management of Royal Dutch and the Directors of Shell Transport) regularly to review the overall effectiveness of the system of internal control and to perform a full annual review of the system's effectiveness.

At Group level and within each business, risk profiles which highlight the perceived impact and likelihood of significant risks are reviewed each quarter by the Committee of Managing Directors and by the Conference. Each risk profile is supported by a summary of key controls and monitoring mechanisms. A risk-based approach to internal control continues to be embedded within the businesses. In addition, non-Shell operated ventures and affiliates are encouraged to adopt processes consistent with the Group's approach.

The Group's approach to internal control also includes a number of general and specific risk management processes and policies. Within the essential framework provided by the Statement of General Business Principles, the Group's primary control mechanisms are self-appraisal processes in combination with strict accountability for results. These mechanisms are underpinned by controls including Group policies, standards and guidance material that relate to particular types of risk, structured investment decision processes, timely and effective reporting systems and performance appraisal.

Examples of specific risk management processes include the Group Issue Identification and Management System, by which reputation risks are identified and monitored. A common Health, Safety and Environment (HSE) Policy has been adopted by Shell companies. All companies have HSE management systems in place and for major installations the environmental component of such systems has been certified to international standards. The Group Financial Control Handbook establishes standards applicable across the Group on the application of internal financial controls. The management of particular risks related to property, liability and treasury is described separately opposite.

A procedure for reporting business control incidents enables management and the Group Audit Committee to monitor incidents arising as a result of control breakdowns and to ensure appropriate follow-up actions have been taken. Lessons learned are captured and shared as a means of improving the Group's overall control framework.

A formalised self-appraisal and assurance process has been in place for many years. The process was reviewed and updated in 2002. Each year the management of every business unit provides assurance as to the adequacy of financial controls and reporting, treasury management, risk management, HSE management and the Statement of General Business Principles, as well as other important topics. Any business integrity concerns or instances of bribery or illegal payments are to be reported. The results of this process and any qualifications made are reviewed by the Group Audit Committee and support representations made to the external auditors.

In addition, internal audit plays a critical role in the objective assessment of business processes and the provision of assurance. Audits and reviews of Group operations are carried out by Group Internal Audit to provide the Group Audit Committee with independent assessments regarding the effectiveness of risk and control management.

Property and liability risks

The Group's Operating Companies insure against most major property and liability risks with the Group's captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.

Treasury and trading risks

As further discussed in Note 28 on page 76, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has Treasury Guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

Each Group company measures its foreign currency exposures against the underlying currency of its business (its "functional currency"), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to minimise foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies normally have their local currency as their functional currency.

The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.

Some Group companies operate as traders in crude oil, natural gas, oil products and other energy related products, using commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

Treasury and trading risks continued

Other than in exceptional cases, the use of derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.

Pension funds

The estimated actuarial valuation of the Group's four main pension funds in aggregate at end 2002 shows a modest surplus of assets over liabilities. This actuarial valuation, rather than the Group accounting policy FAS87 measure (Note 20 to the Financial Statements), is the basis on which the funds' trustees steer the funds and define the required contributions from the member companies.

Employees

Overall, the number of employees in the Group has increased by over 25% during the year primarily as a result of the acquisitions in the Oil Products business (Equilon, Pennzoil-Quaker State and DEA). Further increases resulted from the consolidation of former associate companies, the start-up of new operations and from business expansion. These were only partially offset by the conversion of certain retail operations to an agency basis. Further streamlining across the Group will continue, due to the integration of acquisitions and the ongoing restructuring of companies across the Group.

Research and development costs

The Group's research and development (R&D) programmes are designed to enable the Group to reduce costs and improve operations. Total R&D expenses for 2002 were $472 million, compared with $387 million for 2001.

Cautionary statement

The Operational and Financial Review and other sections of this Report contain forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Critical Accounting Policies

In order to prepare the Financial Statements in conformity with generally accepted accounting principles in the Netherlands and the USA, management has to make estimates and assumptions. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Financial Statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 2 to the Financial Statements.

Estimation of oil and gas reserves

Oil and gas reserves have been estimated in accordance with industry standards and SEC regulations. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. These estimates do not include probable or possible reserves. Estimates of oil and gas reserves are inherently imprecise and represent only approximate amounts and are subject to future revision, as they are based on available reservoir data, prices and costs as of the date the estimate is made. Accordingly, the financial measures that are based on proved reserves are also subject to change.

Depreciation, depletion and amortisation

Proved reserves are used when calculating the unit-of-production rates used for depreciation, depletion and amortisation for tangible fixed assets related to hydrocarbon production activities. The amount of depreciation is based on the units of production over the proved developed reserves of the relevant field during the time period. Similarly, rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives (five to twenty years), while other intangible fixed assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

Recoverability of assets
The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts for those properties may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Estimates of future cash flows of assets related to hydrocarbon production activities are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

Environmental expenditures
Liabilities for environmental remediation resulting from past operations or events are recognised, based on current estimates, in the period in which an obligation to a third party arises, as long as the obligations can be reasonably estimated. Because actual costs can differ from estimates due to changes in laws and regulations and clean-up technology as well as public expectations and discovery and analysis of site conditions, the carrying amount of liabilities is regularly reviewed and adjusted.

Decommissioning and restoration costs
Provisions are held for the future decommissioning and restoration of oil and natural gas production facilities and pipelines at the end of their economic lives. Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. Most of these obligations are many years in the future and the precise requirements that will have to be met are uncertain because technologies and costs as well as political, environmental, and safety expectations are subject to change.

Report of the Independent Auditors

To Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

We have audited the Financial Statements appearing on pages 55 to 76 of the Royal Dutch/Shell Group of Companies for the years 2002, 2001 and 2000. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management in the preparation of Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Royal Dutch/Shell Group of Companies at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with generally accepted accounting principles in the Netherlands and the United States.

KPMG Accountants N.V., The Hague

PricewaterhouseCoopers LLP, London
March 5, 2003

Financial Statements of the Royal Dutch/Shell Group of Companies



Contents

Financial Statements

Statement of Income

$ million

	Note	2002	2001	2000
Sales proceeds		**235,598**	177,281	191,511
Sales taxes, excise duties and similar levies		**56,167**	42,070	42,365
Net proceeds		**179,431**	135,211	149,146
Cost of sales		**151,214**	107,839	118,328
Gross profit		**28,217**	27,372	30,818
Selling and distribution expenses		**9,954**	7,898	7,896
Administrative expenses		**1,601**	1,244	1,137
Exploration		**991**	882	755
Research and development		**472**	387	389
Operating profit of Group companies		**15,199**	16,961	20,641
Share of operating profit of associated companies	6	**2,624**	3,041	3,859
Operating profit		**17,823**	20,002	24,500
Interest and other income	7	**758**	1,059	974
Interest expense	8	**1,364**	1,133	1,324
Currency exchange gains/(losses)		**(23)**	(30)	(114)
Income before taxation		**17,194**	19,898	24,036
Taxation	9	**7,617**	8,694	11,273
Income after taxation		**9,577**	11,204	12,763
Income applicable to minority interests		**158**	352	44
Net income		**9,419**	10,852	12,719

Statement of Comprehensive Income and Parent Companies' Interest in Group Net Assets

$ million

	Note	2002	2001	2000
Net income	3	**9,419**	10,852	12,719
Other comprehensive income, net of tax:	5			
currency translation differences	19	**2,439**	(1,689)	(2,717)
unrealised gains/(losses) on securities		**25**	(143)	(238)
unrealised gains/(losses) on cash flow hedges		**(225)**	(14)	
minimum pension liability adjustments		**(1,475)**	(127)	(70)
Comprehensive income		**10,183**	8,879	9,694
Net distributions to Parent Companies	3	**(5,435)**	(9,163)	(8,579)
Increase in Parent Companies' shares held, net of dividends received	22	**(844)**	(642)	(200)
Parent Companies' interest in Group net assets at January 1		**56,160**	57,086	56,171
Parent Companies' interest in Group net assets at December 31	4	**60,064**	56,160	57,086
Applicable to:				
Royal Dutch (60%)		**36,038**	33,696	34,252
Shell Transport (40%)		**24,026**	22,464	22,834
		60,064	56,160	57,086

Statement of Assets and Liabilities

$ million

	Note	Dec 31 2002	Dec 31 2001
Fixed assets			
Tangible assets	10	**79,390**	51,370
Intangible assets	10	**4,696**	939
Investments			
associated companies	6	**17,621**	18,018
securities	14	**1,719**	1,914
other		**1,420**	1,108
Total fixed assets		**104,846**	73,349
Other long-term assets	11	**7,299**	7,716
Current assets			
Inventories	12	**10,298**	6,341
Accounts receivable	13	**28,687**	17,467
Short-term securities	14	**5**	–
Cash and cash equivalents	14	**1,556**	6,670
Total current assets		**40,546**	30,478
Current liabilities: amounts due within one year			
Short-term debt	15	**12,874**	3,988
Accounts payable and accrued liabilities	17	**32,078**	18,884
Taxes payable	9	**5,010**	4,494
Dividends payable to Parent Companies		**5,153**	6,101
Total current liabilities		**55,115**	33,467
Net current assets/(liabilities)		**(14,569)**	(2,989)
Total assets less current liabilities		**97,576**	78,076
Long-term liabilities: amounts due after more than one year			
Long-term debt	15	**6,817**	1,832
Other	18	**6,118**	4,515
		12,935	6,347
Provisions			
Deferred taxation	9	**12,471**	7,146
Pensions and similar obligations	20	**5,016**	2,331
Decommissioning and restoration costs	23	**3,528**	2,615
		21,015	12,092
Group net assets before minority interests		**63,626**	59,637
Minority interests		**3,562**	3,477
Net assets		**60,064**	56,160

Statement of Cash Flows (see Note 19)

	Note	2002	2001	2000
				$ million
Cash flow provided by operating activities				
Net income		**9,419**	10,852	12,719
Adjustments to reconcile net income to cash flow provided by operating activities				
Depreciation, depletion and amortisation	10	**8,454**	6,117	7,885
Profit on sale of assets		**(367)**	(133)	(1,026)
Movements in:				
inventories		**(1,461)**	1,067	(1,268)
accounts receivable		**(5,761)**	8,519	(10,007)
accounts payable and accrued liabilities		**6,885**	(7,787)	9,741
taxes payable		**(710)**	(1,443)	967
short-term securities		**-**	–	(2)
Associated companies: dividends more/(less) than net income	6	**313**	265	(132)
Deferred taxation and other provisions		**273**	129	491
Long-term liabilities and other		**(838)**	(1,005)	(1,053)
Income applicable to minority interests		**158**	352	44
Cash flow provided by operating activities		**16,365**	16,933	18,359
Cash flow used in investing activities				
Capital expenditure (including capitalised leases)	10	**(12,184)**	(9,626)	(6,209)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)	19	**(8,925)**		
Proceeds from sale of assets		**1,099**	1,265	3,852
New investments in associated companies	6	**(1,289)**	(1,074)	(1,161)
Disposals of investments in associated companies		**501**	507	2,283
Movement in other investments		**83**	(180)	(336)
Cash flow used in investing activities		**(20,715)**	(9,108)	(1,571)
Cash flow used in financing activities				
Long-term debt (including short-term part)				
new borrowings		**5,267**	180	945
repayments		**(5,610)**	(1,115)	(1,276)
		(343)	(935)	(331)
Net increase/(decrease) in short-term debt		**7,058**	(794)	(3,271)
Change in minority interests		**421**	(206)	(22)
Dividends paid to:				
Parent Companies		**(6,961)**	(9,406)	(5,239)
minority interests		**(228)**	(221)	(262)
Cash flow used in financing activities		**(53)**	(11,562)	(9,125)
Parent Companies' shares: net sales/(purchases) and dividends received		**(864)**	(773)	(200)
Currency translation differences relating to cash and cash equivalents		**153**	(251)	(75)
Increase/(decrease) in cash and cash equivalents		**(5,114)**	(4,761)	7,388
Cash and cash equivalents at January 1		**6,670**	11,431	4,043
Cash and cash equivalents at December 31		**1,556**	6,670	11,431

Notes to the Financial Statements

1 The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) are holding companies which together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/Shell Group. Group companies are engaged in all principal aspects of the oil and natural gas business throughout the world. They also have substantial chemical interests. These activities are conducted in more than 145 countries and territories and are subject to changing economic, regulatory and political conditions.

Arrangements between Royal Dutch and Shell Transport provide, *inter alia*, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The 60:40 arrangements referred to above have been supplemented by further arrangements, beginning with Group dividends payable to the Parent Companies in respect of 1977, whereby each Parent Company is to bring into account towards its share in the 60:40 division of dividends from Group companies tax credits and other tax benefits which are related to the liability to tax of a Group company and which arise to the Parent Company or which would arise to the holders of its ordinary shares if there were to be an immediate full onward distribution to them of Group dividends (for which purpose all shareholders are assumed to be individuals resident and subject to tax in the country of residence of the Parent Company in question).

2 Accounting policies

Nature of the Financial Statements

The accounts of the Parent Companies are not included in the Financial Statements, the objective of which is to demonstrate the financial position, results of operations and cash flows of a group of undertakings in which each Parent Company has an interest in common whilst maintaining its separate identity. The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence. Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Certain joint ventures are taken up in the Financial Statements in proportion to the relevant Group interest.

The Financial Statements have been prepared under the historical cost convention. They have been prepared in all material respects in accordance with generally accepted accounting principles in the Netherlands and the United States.

The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and notes thereto. Actual results could differ from those estimates.

Currency translation

Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies' interest in Group net assets. Upon disinvestment or liquidation of a non-dollar Group company, cumulative currency translation differences related to that company are taken to income.

The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in Group net income.

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Securities

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in net income. Securities intended to be held to maturity are carried at cost, unless permanently impaired in which case they are carried at fair value. All other securities are classified as available for sale and are carried at fair value, with unrealised holding gains and losses being taken directly to Parent Companies' interest in Group net assets. Upon sale or maturity, the net gains and losses are included in net income.

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long-term are classified under fixed assets – investments.

Parent Companies' shares held by Group companies are not included in the Group's net assets but reflected as a deduction from Parent Companies' interest in Group net assets.

Cash flows resulting from movements in securities of a trading nature are reported under cash flow provided by operating activities while cash flows resulting from movements in other securities are reported under cash flow used in investing activities.

Derivative instruments

US accounting standard, FAS 133, as amended, which requires all derivative financial instruments ("derivatives"), with certain exceptions, to be recorded in the Statement of Assets and Liabilities (as assets or liabilities in respect of risk management activities) at their fair value, has been adopted from the beginning of 2001. Adoption of the standard did not have a significant effect on the Group's Financial Statements and the transition adjustment as at January 1, 2001 was negligible.

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. The carrying amount of all derivatives, other than those meeting the normal purchases and sales exception, is measured using market prices. Those derivatives qualifying and designated as hedges are either: (1) a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment ("fair value" hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognised asset or liability or a forecasted transaction ("cash flow" hedge), or (3) a hedge of the foreign currency exposure ("foreign currency" hedge) of a recognised asset or liability or of an unrecognised firm commitment (fair value hedge) or of the variability of foreign currency cash flows associated with a forecasted transaction, a recognised asset or liability or an unrecognised firm commitment (cash flow hedge).

The effective portion of a change in the carrying amount of a cash flow hedge is recorded in other comprehensive income, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income. A change in the carrying amount of a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. A change in the carrying amount of a foreign currency hedge is recorded on the basis of whether the hedge is a fair value hedge or a cash flow hedge. A change in the carrying amount of other derivatives is taken to income.

Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. The effectiveness of a hedge is also continually assessed. When effectiveness ceases, hedge accounting is discontinued.

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined for the most part by the first-in first-out method (FIFO), but the cost of certain North American inventories is determined on the basis of the last-in first-out method (LIFO). Cost comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Exploration costs

Group companies follow the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, with the exception that exploratory drilling costs are initially included in tangible fixed assets pending determination of commercial reserves. The determination of commercial reserves occurs within one year unless such reserves are in an area requiring major capital expenditure before production could begin. Should the efforts be determined unsuccessful, they are then charged to income.

Interest capitalisation

Interest is capitalised, as an increase in tangible fixed assets, on significant capital projects during construction. Interest is also capitalised, as an increase in investments in associated companies, on funds invested by Group companies which are used by associated companies for significant capital projects during construction.

Depreciation, depletion and amortisation

Tangible fixed assets related to production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives (five to twenty years). New US accounting standard FAS 142 requires that goodwill, and other intangible fixed assets with an indefinite life, are no longer amortised but instead tested for impairment annually. This standard was effective for the Group from the beginning of 2002 and adoption did not have a significant effect on the Group's Financial Statements. Other intangible fixed assets continue to be amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Where impairment is indicated, the carrying amounts of assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

In the evaluation for impairment of oil and gas properties, future cash flows are estimated using risk assessments on field and reservoir performance and include outlooks on proved and unproved reserves, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

2 Accounting policies continued

Environmental expenditures

Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which an obligation to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies' best estimate of their final pro-rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. In respect of oil and gas production activities, the estimated cost is provided over the life of the proved developed reserves on a unit-of-production basis. The recorded liabilities are reflected as a provision in the Statement of Assets and Liabilities. For other activities, the estimated cost is provided over the remaining life of a facility on a straight-line basis once an obligation crystallises and the amount can be reasonably estimated. Changes in estimates of costs are accrued on a prospective basis.

Deferred taxation

Deferred taxation is provided using the comprehensive liability method of accounting for income taxes based on provisions of enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Financial Statements or in the tax returns. In estimating these tax consequences, consideration is given to expected future events. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance representing the amount of any tax benefits for which there is uncertainty of realisation.

Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision which is not less than the present value of accumulated pension benefits, based on present salary levels, is included in the Financial Statements. Valuations of both funded and unfunded plans are carried out by independent actuaries.

Pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Postretirement benefits other than pensions

Some Group companies provide certain postretirement health care and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the periods employees render service to the Group. These plans are not funded. A provision is included in the Financial Statements which is sufficient to cover the present value of the accumulated postretirement benefit obligation based on current assumptions. Valuations of these obligations are carried out by independent actuaries.

Stock-based compensation plans

Group companies account for stock-based compensation plans in accordance with the intrinsic value method. This method requires no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the date of grant. However, recognition of compensation expense is required for variable award (performance-related) plans over the vesting periods of such plans, based on the then current market values of the underlying stock.

Sales proceeds

Sales proceeds are determined by reference to the sales price of goods delivered and services rendered during the period. Sales between Group companies are based on prices generally equivalent to commercially available prices.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Research and development

Research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Reclassifications

Certain prior-year amounts have been reclassified to conform with current-year presentation.

3 Division of Group net income between the Parent Companies

The division of Group net income, in accordance with Note 1, is as follows:

2002			$ million
	Total	Royal Dutch (60%)	Shell Transport (40%)
Group net income	**9,419**	**5,651**	**3,768**
less net distributions to Parent Companies	**5,435**	**3,261**	**2,174**
Undistributed net income	**3,984**	**2,390**	**1,594**

2001			$ million
	Total	Royal Dutch (60%)	Shell Transport (40%)
Group net income	10,852	6,511	4,341
less net distributions to Parent Companies	9,163	5,498	3,665
Undistributed net income	1,689	1,013	676

2000			$ million
	Total	Royal Dutch (60%)	Shell Transport (40%)
Group net income	12,719	7,631	5,088
less net distributions to Parent Companies	8,579	5,147	3,432
Undistributed net income	4,140	2,484	1,656

4 Parent Companies' interest in Group net assets

			$ million
	2002	2001	2000
Invested by Parent Companies	**741**	741	741
Retained earnings of Group companies	**68,045**	64,061	62,372
Parent Companies' shares held, net of dividends received (Note 22)	**(2,797)**	(1,953)	(1,311)
Cumulative currency translation differences	**(3,897)**	(6,336)	(4,647)
Unrealised gains/(losses) on:			
securities	**11**	(14)	129
cash flow hedges	**(239)**	(14)	
Minimum pension liability adjustments	**(1,800)**	(325)	(198)
Balance at December 31	**60,064**	56,160	57,086

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $17,850 million at December 31, 2002 (2001: $21,625 million; 2000: $22,615 million). Provision has not been made for taxes on possible future distribution of these undistributed earnings as these earnings have been, or will be, substantially reinvested by the companies concerned. It is not, therefore, meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

5 Other comprehensive income

2002			$ million
		Net credit/(charge)	
	Pre-tax	Tax	After tax
Currency translation differences	**2,474**	**3**	**2,477**
Reclassifications	**(38)**	**–**	**(38)**
Currency translation differences net of reclassifications	**2,436**	**3**	**2,439**
Unrealised gains/(losses) on securities	**26**	**10**	**36**
Reclassifications	**(12)**	**1**	**(11)**
Unrealised gains/(losses) on securities net of reclassifications	**14**	**11**	**25**
Unrealised gains/(losses) on cash flow hedges	**(209)**	**(7)**	**(216)**
Reclassifications	**(9)**	**–**	**(9)**
Unrealised gains/(losses) on cash flow hedges net of reclassifications	**(218)**	**(7)**	**(225)**
Minimum pension liability adjustments	**(2,446)**	**971**	**(1,475)**
Other comprehensive income	**(214)**	**978**	**764**

2001			$ million
		Net credit/(charge)	
	Pre-tax	Tax	After tax
Currency translation differences	(1,540)	(22)	(1,562)
Reclassifications	(127)	–	(127)
Currency translation differences net of reclassifications	(1,667)	(22)	(1,689)
Unrealised gains/(losses) on securities	(114)	(9)	(123)
Reclassifications	(32)	12	(20)
Unrealised gains/(losses) on securities net of reclassifications	(146)	3	(143)
Unrealised gains/(losses) on cash flow hedges	(1)	(13)	(14)
Reclassifications	–	–	–
Unrealised gains/(losses) on cash flow hedges net of reclassifications	(1)	(13)	(14)
Minimum pension liability adjustments	(209)	82	(127)
Other comprehensive income	(2,023)	50	(1,973)

2000			$ million
		Net credit/(charge)	
	Pre-tax	Tax	After tax
Currency translation differences	(2,677)	(51)	(2,728)
Reclassifications	11	–	11
Currency translation differences net of reclassifications	(2,666)	(51)	(2,717)
Unrealised gains/(losses) on securities	(205)	8	(197)
Reclassifications	(50)	9	(41)
Unrealised gains/(losses) on securities net of reclassifications	(255)	17	(238)
Minimum pension liability adjustments	(115)	45	(70)
Other comprehensive income	(3,036)	11	(3,025)

6 Associated companies

(a) Income

Associated companies engage in similar businesses to Group companies and play an important part in the overall operating activities of the Group. Consequently, the Group share of operating profits arising from associated companies is seen as a contribution to the total Group operating profit and is shown as such in the Statement of Income. The Group share of interest income, interest expense, currency exchange gains/losses and taxation of associated companies has been included within those items in the Statement of Income.

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

			$ million
	2002	2001	2000
Net proceeds	**33,522**	55,767	60,896
Cost of sales	**26,936**	47,143	51,692
Gross profit	**6,586**	8,624	9,204
Other operating expenses	**3,962**	5,583	5,345
Operating profit	**2,624**	3,041	3,859
Interest and other income	**102**	98	111
Interest expense	**451**	503	498
Currency exchange gains/(losses)	**(15)**	(20)	7
Income before taxation	**2,260**	2,616	3,479
Taxation	**1,002**	1,081	1,515
Net income	**1,258**	1,535	1,964

Income by segment			$ million
	2002	2001	2000
Exploration and Production	**543**	745	990
Gas & Power	**589**	746	505
Oil Products	**250**	456	650
Chemicals	**153**	(26)	174
Corporate and Other	**(277)**	(386)	(355)
	1,258	1,535	1,964

Net income for 2002 includes $150 million write-down in the carrying amount of InterGen (Gas & Power).

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

		$ million
	2002	2001
Fixed assets	**27,611**	26,171
Current assets	**6,704**	7,529
Total assets	**34,315**	33,700
Current liabilities	**7,107**	8,588
Long-term liabilities	**9,587**	7,094
Net assets	**17,621**	18,018

An analysis by segment is shown in Note 24.

The Group's major investments in associated companies at December 31, 2002 comprised:

Segment Name	Group interest	Country of incorporation
Exploration and Production		
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power		
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oil Products		
Motiva	50%	USA
Showa Shell	50%	Japan
Chemicals		
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia

(b) Investments

			2002	$ million 2001
	Shares	Loans	**Total**	Total
At January 1	**15,721**	**2,297**	**18,018**	18,648
New investments	**684**	**605**	**1,289**	1,074
Net asset transfers to/(from) associates, disposals and other movements	**(1,842)**	**(382)**	**(2,224)**	(1,031)
Net income	**1,258**	**-**	**1,258**	1,535
Dividends	**(1,571)**	**-**	**(1,571)**	(1,800)
Currency translation differences	**743**	**108**	**851**	(408)
At December 31	**14,993**	**2,628**	**17,621**	18,018

In 2002, the net asset transfers to/from associates, disposals and other movements mainly comprise the effects of the reclassification of Equilon from an associate to a Group company consequent on the acquisition of the outstanding 44% interest. The amount in 2001 mainly relates to the effects of the reclassification of Sakhalin Energy from an associate to a Group company and repayments of loans.

(c) Transactions between Group companies and associated companies

Transactions between Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

			$ million
	2002	2001	2000
Charges to associated companies	**10,573**	13,415	15,590
Charges from associated companies	**5,623**	5,053	5,792

Balances outstanding at December 31, 2002 and 2001 in respect of the above transactions are shown in Notes 13 and 17.

7 Interest and other income

			$ million
	2002	2001	2000
Group companies			
Interest income	**491**	784	627
Other income	**165**	177	236
	656	961	863
Associated companies	**102**	98	111
	758	1,059	974

8 Interest expense

			$ million
	2002	2001	2000
Group companies			
Interest incurred	**956**	662	877
less interest capitalised	**43**	32	51
	913	630	826
Associated companies	**451**	503	498
	1,364	1,133	1,324

9 Taxation

(a) Taxation charge for the year

			$ million
	2002	2001	2000
Group companies			
Current tax charge	**6,752**	7,722	9,251
Deferred tax charge/(credit)	**(137)**	(109)	507
	6,615	7,613	9,758
Associated companies	**1,002**	1,081	1,515
	7,617	8,694	11,273

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

			$ million
	2002	2001	2000
Expected tax charge at statutory rates	**6,467**	7,734	9,763
Adjustments of valuation allowance	**(30)**	(70)	(261)
Adjustments in respect of prior years	**(251)**	(258)	(89)
Other items	**429**	207	345
Taxation charge of Group companies	**6,615**	7,613	9,758

The taxation charge of Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from exploration and production activities and various additional income and other taxes to which these activities are subject.

(b) Taxes payable

		$ million
	2002	2001
Taxes on activities of Group companies	**2,013**	2,220
Sales taxes, excise duties and similar levies and social law taxes	**2,997**	2,274
	5,010	4,494

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

		$ million
	2002	2001
Tangible and intangible fixed assets	**16,612**	9,080
Other items	**3,504**	3,169
Total deferred tax liabilities	**20,116**	12,249
Tax losses carried forward	**(2,171)**	(1,642)
Provisions		
Pensions and similar obligations	**(1,293)**	(671)
Decommissioning and restoration costs	**(1,700)**	(1,162)
Environmental and other provisions	**(445)**	(322)
Other items	**(4,510)**	(2,936)
Total deferred tax assets	**(10,119)**	(6,733)
Asset valuation allowance	**2,474**	1,630
Net deferred tax assets	**(7,645)**	(5,103)
Net deferred tax liability	**12,471**	7,146

The increase in temporary differences for tangible and intangible fixed assets includes the deferred tax assumed on acquisition of Enterprise Oil (see Note 19).

The Group has tax losses carried forward amounting to $6,687 million at December 31, 2002. Of these, $5,108 million can be carried forward indefinitely. The remaining $1,579 million expires in the following years:

	$ million
2003	97
2004	160
2005	342
2006	142
2007–2011	65
2012–2017	773

10 Tangible and intangible fixed assets

				$ million
			2002	2001
	Tangible	Intangible	**Total Group**	Total Group
Cost				
At January 1	**117,769**	**2,414**	**120,183**	114,093
Capital expenditure	**11,837**	**347**	**12,184**	9,626
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon), see Note 19	**20,178**	**3,107**	**23,285**	
Sales, retirements and other movements	**(1,735)**	**440**	**(1,295)**	(592)
Currency translation differences	**9,770**	**150**	**9,920**	(2,944)
At December 31	**157,819**	**6,458**	**164,277**	120,183
Depreciation				
At January 1	**66,399**	**1,475**	**67,874**	65,774
Depreciation, depletion and amortisation charge	**8,249**	**205**	**8,454**	6,117
Sales, retirements and other movements	**(1,539)**	**15**	**(1,524)**	(2,295)
Currency translation differences	**5,320**	**67**	**5,387**	(1,722)
At December 31	**78,429**	**1,762**	**80,191**	67,874
Net 2002	**79,390**	**4,696[a]**	**84,086**	
2001	51,370	939[a]		52,309

a Includes goodwill of $2.3 billion at December 31, 2002 (2001: $0.4 billion) of which $1.8 billion resulted from the Oil Products acquisitions.

Capital expenditure, together with acquisitions and new investments in associated companies, and the depreciation, depletion and amortisation charge are shown in Note 24, classified, consistent with oil and gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

		$ million
	2002	2001
Capitalised costs in respect of assets not yet used in operations		
Unproved properties	**4,239**	2,319
Proved properties under development and other assets in the course of construction	**7,421**	6,066
	11,660	8,385

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

			$ million
	2002	2001	2000
Cost of sales	**7,184**	4,987	6,689
Selling and distribution expenses	**1,095**	1,007	1,087
Administrative expenses	**62**	53	57
Exploration	**80**	42	10
Research and development	**33**	28	42
	8,454	6,117	7,885

Depreciation, depletion and amortisation charges for 2002 include $191 million (2001: $88 million; 2000: $1,345 million) relating to the impairment of tangible fixed assets, and $6 million (2001: nil; 2000: $440 million) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The application of accounting principles generally accepted in the Netherlands would require amortisation of goodwill. If this accounting treatment were to be applied, the Group's net income in 2002 would be reduced by $120 million. The impairment charges relate to assets held for use (2002: $105 million; 2001: nil; 2000: $1,433 million) and to assets held for sale (2002: $92 million; 2001: $88 million; 2000: $352 million). For 2000 the impairments mainly related to Oil Products resulting from a downward revision in the long-term expectation for certain refinery margins, and to Gas & Power resulting from restructuring of the business in the USA.

Intangible fixed assets include $1.1 billion in respect of Pennzoil and Quaker State trademarks acquired. These are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Net fixed assets at December 31, 2002 include assets held for sale totalling $0.2 billion (2001: $0.8 billion), consisting primarily of assets in Chemicals and Other industry segments. It is expected that the sales of these assets will occur in 2003. Operating losses included in the Statement of Income relating to these assets totalled $37 million in 2002 (2001: $49 million; 2000: $33 million).

11 Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as "Other long-term assets". At December 31, 2002 these include $6,732 million (2001: $6,487 million) of deferred charges and prepayments (including amounts in respect of risk management activities), of which $4,506 million (2001: $4,714 million) relates to prepaid pension costs.

12 Inventories

		$ million
	2002	2001
Inventories of oil and chemicals	**9,383**	5,704
Inventories of materials	**915**	637
	10,298	6,341

Of the total inventories, $1,529 million at December 31, 2002 (2001: $730 million) wholly in North America are valued by the LIFO method. The excess of FIFO cost over the carrying amount of such LIFO inventories was $955 million (2001: $193 million). The movement in 2002 is partly attributable to acquisitions during the year.

13 Accounts receivable

	2002	$ million 2001
Trade receivables	**15,475**	9,824
Amounts owed by associated companies	**4,834**	1,875
Other receivables	**3,453**	2,692
Deferred charges and prepayments	**4,925**	3,076
	28,687	17,467

Provisions for doubtful items deducted from accounts receivable amounted to $415 million at December 31, 2002 (2001: $312 million). Deferred charges and prepayments include amounts in respect of risk management activities.

14 Investments – securities and short-term securities

(a) Investments – securities

Investments – securities mainly comprises a portfolio of equity and debt securities required to be held long-term by the Group insurance companies as security for their insurance activities. These securities are classified as available for sale. Of these, $689 million at December 31, 2002 (2001: $590 million) are debt securities. The maturities of $362 million of these are between two and five years, and those of $312 million exceed five years.

(b) Short-term securities (including those classified as cash equivalents)

The total carrying amount of short-term securities, including those classified as cash equivalents, is $49 million at December 31, 2002 (2001: $2,233 million). Of these, none is of a trading nature (2001: $2,177 million). The remainder are debt securities which are classified as available for sale.

Short-term securities at December 31, 2002 amounting to $4 million (2001: $189 million) are listed on recognised stock exchanges.

15 Debt

(a) Short-term debt

	2002	$ million 2001
Debentures and other loans	**9,963**	1,636
Amounts due to banks and other credit institutions (including long-term debt due within one year)	**2,846**	2,344
	12,809	3,980
Capitalised lease obligations	**65**	8
Short-term debt	**12,874**	3,988
less long-term debt due within one year	**2,253**	1,682
Short-term debt excluding long-term debt due within one year	**10,621**	2,306

In 2001, $1.3 billion of non-recourse debt owed by a company (Group interest 64%) was reclassified as short-term debt when a debt covenant (the interest cover ratio) was breached. This covenant breach is continuing and the company has defaulted on $115 million of scheduled principal payments in 2002.

The following relates only to short-term debt excluding long-term debt due within one year:

	2002	$ million 2001
Maximum amount outstanding at the end of any quarter	**13,098**	2,306
Average amount outstanding	**8,153**	1,859
Amounts due to banks and other credit institutions	**2,378**	2,039
Unused lines of short-term credit	**3,625**	3,679
Approximate average interest rate on:		
average amount outstanding	**3%**	11%
amount outstanding at December 31	**3%**	9%

The amount outstanding at December 31, 2002 includes $6,908 million of fixed rate and $1,364 million of variable rate dollar debt at an average interest rate of 2% and 3% respectively.

(b) Long-term debt

	2002	$ million 2001
Debentures and other loans	**5,523**	937
Amounts due to banks and other credit institutions	**794**	667
	6,317	1,604
Capitalised lease obligations	**500**	228
Long-term debt	**6,817**	1,832
add long-term debt due within one year	**2,253**	1,682
Long-term debt including long-term debt due within one year	**9,070**	3,514

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

Long-term debt denominated in dollars amounted to $5,165 million at December 31, 2002 (2001: $2,904 million). The majority of the amount at December 31, 2002 is fixed rate debt with an average interest rate of 4%; non-dollar denominated debt comprised mainly fixed rate debt at an average interest rate of 4%. The approximate weighted average interest rate in 2002 was 2% for dollar debt and 3% for total debt.

The aggregate maturities of long-term debts are:

	$ million
2003	2,188
2004	1,190
2005	926
2006	1,268
2007	2,153
2008 and after	780

During 2002, the Medium Term Note and Commercial Paper Facilities have been increased to a total level of $26.0 billion. As at December 31, 2002, debt outstanding under central borrowing programmes, which includes these facilities, totalled $13.9 billion with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.

In accordance with the risk management policy, Group companies have entered into interest rate swap agreements against most of the fixed rate debt. The use of interest rate swaps is further discussed in Note 28 on page 76.

15 Debt

(b) Long-term debt continued

An asset-backed commercial paper programme has been in place since 2001. As at December 31, 2002, $1.0 billion (2001: $0.9 billion) of commercial paper was outstanding, secured mainly on Group originated assets. Neither the originated assets nor the commercial paper obligation are included in the Group's Statement of Assets and Liabilities.

16 Commitments

(a) Leasing arrangements

The future minimum lease payments under operating leases and capital leases, and the present value of net minimum capital lease payments at December 31, 2002 are as follows:

		$ million
	Operating leases	Capital leases
2003	1,906	91
2004	1,192	52
2005	806	51
2006	647	49
2007	512	56
2008 and after	3,553	495
Total minimum payments	8,616	794
less executory costs and interest		229
Present value of net minimum capital lease payments		565

The figures above for operating lease payments represent minimum commitments existing at December 31, 2002 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

			$ million
	2002	2001	2000
Minimum rentals	**1,557**	1,377	1,197
Contingent rentals	**104**	105	121
Sub-lease rentals	**(300)**	(174)	(107)
	1,361	1,308	1,211

(b) Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2002 is as follows:

	$ million
2003	681
2004	590
2005	500
2006	479
2007	471
2008 and after	6,417
	9,138

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $441 million in 2002 (2001: $432 million).

(c) Long-term power capacity obligations

Group companies have obligations under certain power generation contracts ("tolling agreements") at December 31, 2002 amounting to $6.9 billion (2001: $7.4 billion), of which $0.7 billion (2001: $0.7 billion) is conditional upon the exercise of a renewal option by the owner of one of the plants. ($2.2 billion of the amount at December 31, 2001 was conditional upon the ability of power plant owners to secure financing.) The timing of the payments under such obligations at December 31, 2002 is as follows:

	$ million
2003	169
2004	308
2005	338
2006	330
2007	333
2008 and after	5,392
	6,870

The fair value of tolling agreements at December 31, 2002 and December 31, 2001, which are included in assets and liabilities in respect of risk management activities (see Notes 13 and 17), and the resultant effect on net income for 2002, 2001 and 2000, was not significant. Recognition in the Financial Statements at fair value is in accordance with generally accepted accounting principles in the US ("US GAAP").

The application of accounting principles generally accepted in the Netherlands would require certain tolling agreements to be treated as capital leases. If this accounting treatment were to be applied, additional tangible fixed assets and related long-term liabilities of approximately $3.3 billion at December 31, 2002 (2001: $2.2 billion) would be reflected in the Statement of Assets and Liabilities and the resultant effect on the Group's net income for 2002, 2001 and 2000 would not have been significant. With respect to the conditional amounts referred to above, up to an additional $0.3 billion (2001: $1.5 billion) would be included on satisfaction of such conditions.

There have been recent developments in US GAAP of relevance to the accounting for tolling agreements, the direction of which is aligning US and Netherlands GAAP. These developments include the applicability of fair value accounting treatment and FIN 46 "Consolidation of Variable Interest Entities" where the impact is being assessed. It is reasonably possible that the majority of the tolling entities will be considered as variable interest entities of which a Group company is the primary beneficiary; such entities would be required to be consolidated no later than the third quarter, 2003. Group accounting policy in 2003 for these agreements is likely to be affected by these developments.

17 Accounts payable and accrued liabilities

		$ million
	2002	2001
Trade payables	**13,049**	8,476
Amounts due to associated companies	**2,075**	1,070
Pensions and similar obligations	**250**	193
Other payables	**10,588**	4,677
Accruals and deferred income	**6,116**	4,468
	32,078	18,884

Other payables include amounts in respect of risk management activities and, at December 31, 2002, $1.3 billion for the acquisition of DEA, payable in July 2003.

18 Long-term liabilities – Other

This includes amounts in respect of risk management activities, advance payments under long-term supply contracts, deposits, liabilities under staff benefit programmes, deferred income and environmental liabilities. The amount includes $926 million at December 31, 2002 (2001: $754 million) which does not fall due until more than five years after the respective balance sheet dates.

19 Statement of Cash Flows

This statement reflects the cash flows arising from the activities of Group companies as measured in their own currencies, translated to dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Statement of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-dollar Group companies to dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Statement of Assets and Liabilities.

2002				$ million
	Movements from Statement of Cash Flows	Movements arising from currency translation	Non-cash movements	Movements derived from Statement of Assets and Liabilities
Tangible and intangible fixed assets	**12,193**	**4,533**	**15,051**	**31,777**
Investments – associates	**460**	**851**	**(1,708)**	**(397)**
Other long-term assets	**773**	**547**	**(1,737)**	**(417)**
Inventories	**1,461**	**704**	**1,792**	**3,957**
Accounts receivable	**5,761**	**1,551**	**3,908**	**11,220**
Cash and cash equivalents	**(5,267)**	**153**	**–**	**(5,114)**
Short-term debt	**(7,058)**	**(855)**	**(402)**	**(8,315)**
Short-term part of long-term debt	**(554)**	**(17)**	**–**	**(571)**
Accounts payable and accrued liabilities	**(6,885)**	**(2,369)**	**(3,940)**	**(13,194)**
Taxes payable	**710**	**(728)**	**(498)**	**(516)**
Long-term debt	**688**	**(502)**	**(5,171)**	**(4,985)**
Other long-term liabilities	**(236)**	**(346)**	**(1,021)**	**(1,603)**
Deferred taxation	**161**	**(1,214)**	**(4,272)**	**(5,325)**
Other provisions	**(434)**	**(619)**	**(2,545)**	**(3,598)**
Other items	**(179)**	**(347)**	**563**	**37**
Net distributions to Parent Companies	**1,526**	**(578)**	**–**	**948**
Adjustment for Parent Companies' shares and Other comprehensive income excluding currency translation differences	**864**	**1,675**	**(20)**	
	3,984	**2,439**	**–**	**3,904**

Income taxes paid by Group companies totalled $6.7 billion in 2002 (2001: $9.3 billion; 2000: $8.8 billion). Interest paid by Group companies was $1.0 billion in 2002 (2001: $0.7 billion; 2000: $0.9 billion).

The main non-cash movements reflect the following fair values of assets acquired and liabilities assumed resulting from: in Exploration and Production, the acquisition of Enterprise Oil (second quarter); and, in Oil Products, of Pennzoil-Quaker State (fourth quarter) and DEA (first quarter) and from the reclassification of Equilon from an associate to a Group company due to the acquisition of the outstanding shares (first quarter):

			$ million
	Exploration and Production	Oil Products	Total
Tangible and intangible fixed assets	11,286	11,999	23,285
Other assets	736	5,772	6,508
Total assets acquired	12,022	17,771	29,793
Current liabilities (excluding debt)	252	3,609	3,861
Debt	2,359	3,608	5,967
Deferred taxation	3,771	638	4,409
Other long-term liabilities and provisions	346	2,220	2,566
Total liabilities assumed	6,728	10,075	16,803
Less: Investment in associate reclassified	–	2,730	2,730
Purchase consideration[a]	5,294	4,966	10,260

a Includes $1.3 billion relating to DEA, payable in July 2003.

20 Employee retirement plans and other postretirement benefits

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees' years of service and average final remuneration.

Some Group companies have established unfunded defined benefit plans to provide certain postretirement health care and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

Plan assets principally comprise marketable securities and property holdings.

$ million

	Pension benefits		Other benefits					
	2002	2001	**2002**			2001		
			USA	Other	**Total**	USA	Other	**Total**
Change in benefit obligation								
Obligations for benefits based on employee service to date at January 1	**32,239**	31,420	**906**	**344**	**1,250**	838	262	1,100
Increase in present value of the obligation for benefits based on employee service during the year	**899**	681	**32**	**7**	**39**	10	3	13
Interest on the obligation for benefits in respect of employee service in previous years	**2,001**	1,784	**111**	**21**	**132**	61	15	76
Benefit payments made	**(1,780)**	(1,559)	**(72)**	**(21)**	**(93)**	(52)	(18)	(70)
Currency translation effects	**3,938**	(1,071)	**–**	**45**	**45**	–	(14)	(14)
Other components[a]	**1,812**	984	**1,091**	**(19)**	**1,072**	49	96	145
Obligations for benefits based on employee service to date at December 31[b]	**39,109**	32,239	**2,068**	**377**	**2,445**	906	344	1,250
Change in plan assets								
Plan assets held in trust at fair value at January 1	**36,420**	42,333						
Actual return on plan assets	**(5,943)**	(3,420)						
Employer contributions	**227**	173						
Plan participants' contributions	**17**	11						
Benefit payments made	**(1,780)**	(1,559)						
Currency translation effects	**3,709**	(1,407)						
Other components[a]	**385**	289						
Plan assets held in trust at fair value at December 31[b]	**33,035**	36,420						
Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	**(6,074)**	4,181	**(2,068)**	**(377)**	**(2,445)**	(906)	(344)	(1,250)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	**9**	(62)						
Unrecognised net (gains)/losses since adoption	**9,125**	(1,334)	**692**	**93**	**785**	61	105	166
Unrecognised prior service cost/(credit)	**1,254**	1,016	**(26)**	**–**	**(26)**	(4)	(1)	(5)
Net amount recognised	**4,314**	3,801	**(1,402)**	**(284)**	**(1,686)**	(849)	(240)	(1,089)
Amounts recognised in the Statement of Assets and Liabilities:								
Intangible assets	**420**	–						
Prepaid benefit costs	**4,506**	4,714						
Accrued benefit liabilities	**(3,580)**	(1,435)	**(1,402)**	**(284)**	**(1,686)**	(849)	(240)	(1,089)
Amount recognised in Parent Companies' Interest in Group Net Assets:								
Accumulated other comprehensive income	**2,968**	522						
Net amount recognised	**4,314**	3,801	**(1,402)**	**(284)**	**(1,686)**	(849)	(240)	(1,089)

a Other components comprise mainly the effect of acquisitions and changes in actuarial assumptions.

b For employee retirement plans with benefit obligation in excess of plan assets, the respective amounts at December 31, 2002 were benefit obligations of $26,343 million (2001: $2,590 million) and plan assets of $21,072 million (2001: $1,698 million). The obligation for pension benefits at December 31, 2002 in respect of unfunded plans was $1,302 million (2001: $621 million).

20 Employee retirement plans and other postretirement benefits continued

Benefit costs for the year comprise:

												$ million
	Pension benefits			Other benefits								
	2002	2001	2000			**2002**			2001			2000
				USA	Other	**Total**	USA	Other	**Total**	USA	Other	**Total**
Service cost	**899**	681	681	**32**	**7**	**39**	10	3	13	10	4	14
Interest cost	**2,001**	1,784	1,700	**111**	**21**	**132**	61	15	76	61	16	77
Expected return on plan assets	**(3,339)**	(3,005)	(2,839)									
Other components	**(100)**	(216)	(284)	**76**	**7**	**83**	(2)	2	–	(3)	2	(1)
Cost of defined benefit plans	**(539)**	(756)	(742)	**219**	**35**	**254**	69	20	89	68	22	90
Payments to defined contribution plans	**84**	87	75									
	(455)	(669)	(667)	**219**	**35**	**254**	69	20	89	68	22	90

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. The weighted averages applicable for the principal plans in the Group are:

	Pensions benefits		Other benefits			
	2002	2001		**2002**		2001
			USA	Other	USA	Other
Discount rate	**5.9%**	6.0%	**6.5%**	**5.6%**	7.0%	6.0%
Projected rate of remuneration growth	**4.0%**	4.0%				
Expected rate of return on plan assets	**8.0%**	7.8%				
Health care cost trend rate in year after reporting year			**7.8%**	**4.6%**	6.5%	4.7%
Ultimate health care cost trend rate			**5.0%**	**2.9%**	5.0%	2.9%
Year ultimate health care cost trend rate is applicable			**2010**	**2004**	2005	2003

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed health care cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $27 million/($24 million) and the accumulated postretirement benefit obligation by approximately $341 million/($287 million).

21 Employee emoluments and numbers

(a) Emoluments

			$ million
	2002	2001	2000
Remuneration	**6,096**	4,651	4,560
Social law taxes	**518**	395	390
Pensions and similar obligations (Note 20)	**(201)**	(580)	(577)
	6,413	4,466	4,373

(b) Average numbers

			thousands
	2002	2001	2000
Exploration and Production	**17**	14	13
Gas & Power	**2**	2	2
Oil Products	**75**	58	58
Chemicals	**9**	9	14
Corporate and Other	**8**	7	8
	111	90	95

(c) Year-end numbers

			thousands
	2002	2001	2000
Exploration and Production	**17**	15	13
Gas & Power	**2**	2	2
Oil Products	**80**	58	58
Chemicals	**9**	9	10
Corporate and Other	**8**	7	7
	116	91	90

In addition to remuneration above, there were charges for redundancy of $215 million in 2002 (2001: $110 million; 2000: $120 million).

The liabilities for redundancies at December 31, 2002 totalled $395 million (2001: $222 million; 2000: $300 million), including $98 million remaining from liabilities assumed on acquisitions in 2002.

22 Stock-based compensation plans and Parent Companies' shares held by Group companies

Stock-based compensation plans

Certain Group companies have in place various stock-based plans for senior staff and other employees of those and other Group companies. Details of the principal plans are given below.

The Group Stock Option Plans offer eligible employees options over Royal Dutch ordinary shares (Royal Dutch shares) or Shell Transport Ordinary shares (Shell Transport shares) at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant. The options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions primarily based on Total Shareholder Return.

Under the Restricted Stock Plan, grants are made on a highly selective basis to senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period and the number of shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period.

The following table shows for 2001 and 2002, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

	Royal Dutch shares		Shell Transport shares		Shell Canada common shares[a]	
	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
Under option at 1 January, 2001	10,214	47.86	41,937	6.34	2,560	15.81
Granted	11,302	59.24	30,601	8.33	1,311	22.95
Exercised	(886)	34.23	(6,882)	5.21	(240)	13.59
Expired	(229)	41.65	(644)	5.97	(15)	20.13
Under option at December 31, 2001	20,401	54.10	65,012	7.30	3,616	17.89
Granted	13,792	59.71	39,210	8.45	1,567	28.36
Exercised	(180)	47.12	(796)	6.21	(394)	14.45
Expired	(632)	54.50	(1,979)	7.53	(12)	25.21
Under option at December 31, 2002	33,381	59.86	101,447	8.26	4,777	21.71

a Unissued.

The following tables provide further information about the options outstanding at December 31, 2002:

	Royal Dutch shares				
	Options outstanding			Options exercisable	
Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
$40 to $45	2,062	5.3	42.98	1,873	43.07
$45 to $50	11	8.8	47.98	4	47.98
$50 to $55	10,231	7.9	53.46	2,784	51.75
$55 to $60	814	7.7	56.92	425	56.44
$60 to $65	14,263	8.5	62.74	1,195	60.77
$65 to $70	2,637	7.8	65.51	–	–
$70 to $75	3,363	8.3	73.79	–	–
$40 to $75	33,381	8.0	59.86	6,281	51.19

22 Stock-based compensation plans and Parent Companies' shares held by Group companies continued

					Shell Transport shares
	Options outstanding			Options exercisable	
Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
$5 to $6	11,511	4.9	5.84	11,511	5.84
$6 to $7	512	9.8	6.47	–	–
$7 to $8	7,384	3.9	7.06	7,384	7.06
$8 to $9	69,252	8.3	8.51	–	–
$9 to $10	12,788	5.9	9.84	–	–
$5 to $10	101,447	7.3	8.26	18,895	6.32

In the UK, The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows for 2001 and 2002, in respect of these plans, the number of Shell Transport shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year:

		thousands
	2002	2001
Under option at 1 January	**17,549**	19,538
Granted	**6,898**	4,291
Exercised	**(4,911)**	(4,818)
Expired	**(856)**	(1,462)
Under option at December 31	**18,680**	17,549

In 2001, the Global Employee Share Purchase Plan was implemented giving eligible employees the opportunity to buy Royal Dutch or Shell Transport shares, with 15% added after a specified holding period. At December 31, 2002, 3,310 (2001: 25,990) Royal Dutch shares and 14,578 (2001: 77,627) Shell Transport shares were held by Group companies in connection with the Global Employee Share Purchase Plan.

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group's net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2002		2001		2000	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Group net income ($ million)	**9,419**	**9,216**	10,852	10,742	12,719	12,688
Earnings per share attributable to Royal Dutch ($)	**2.70**	**2.64**	3.07	3.04	3.56	3.55
Earnings per ADR attributable to Shell Transport ($)	**2.33**	**2.28**	2.65	2.62	3.07	3.06

The fair value of the Group's 2002 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for US dollar, euro and sterling denominated options respectively: risk-free interest rates of 4.6, 4.9 and 5.3 percent; dividend yield of 2.8, 2.7 and 2.8 percent; volatility of 31.2, 30.1 and 32.6 percent and expected lives of five years.

Parent Companies' shares held by Group companies

Group companies purchase shares of the Parent Companies in the open market with the purpose of hedging their future obligations arising from the stock options granted to their employees and employees of other Group companies. The number of shares held by Group companies at December 31 in connection with stock option plans were as follows:

	2002	2001
Royal Dutch shares	**29,892,326**	17,428,720
Shell Transport shares	**111,121,746**	80,448,200

22 Stock-based compensation plans and Parent Companies' shares held by Group companies continued
In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch and of Shell Transport shares, 9,185,957 Royal Dutch shares and 385,800 Shell Transport shares were held by Group companies at December 31, 2002 and 2001. In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2002 and 2001.

The carrying amount of these and all Parent Company shares held in connection with the stock-based compensation plans at December 31, 2002 is $2,797 million (2001: $1,953 million).

23 Decommissioning and restoration costs
For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $5.2 billion at December 31, 2002 (2001: $4.3 billion) were used. Such estimates are subject to various regulatory and technological developments.

New US accounting standard FAS 143 (Asset Retirement Obligations) requires that an entity shall recognise the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. This standard will be effective for the Group from 2003 and the expected amount of the transition adjustment after tax is a credit to income of approximately $0.3 billion.

24 Information by geographical area and by industry segment
(a) Geographical area

$ million

	2002		2001		2000	
	Net proceeds	Fixed assets	Net proceeds	Fixed assets	Net proceeds	Fixed assets
Europe	**65,137**	**36,770**	62,259	19,286	68,060	22,102
Other Eastern Hemisphere	**33,322**	**28,957**	31,866	26,513	34,144	22,767
USA	**62,632**	**27,082**	21,095	17,651	26,089	15,884
Other Western Hemisphere	**18,340**	**12,037**	19,991	9,899	20,853	8,977
Total Group	**179,431**	**104,846**	135,211	73,349	149,146	69,730

(b) Industry segment

2002 $ million

	Total Group	Exploration and Production	Gas & Power	Oil Products	Chemicals	Corporate and Other
Sales						
third parties	**179,431**	**12,017**	**16,992**	**135,544**	**14,125**	**753**
inter-segment		**14,319**	**620**	**3,080**	**1,082**	**17**
Net proceeds		**26,336**	**17,612**	**138,624**	**15,207**	**770**
Operating profit/(loss)						
Group companies	**15,199**	**12,527**	**107**	**2,688**	**321**	**(444)**
Group share of associated companies	**2,624**	**1,322**	**751**	**358**	**213**	**(20)**
	17,823	**13,849**	**858**	**3,046**	**534**	**(464)**
Interest and other income	**758**	**98**	**118**	**14**	**3**	**525**
Interest expense	**1,364**					**1,364**
Currency exchange gains/(losses)	**(23)**	**(26)**	**6**	**(64)**	**(16)**	**77**
Taxation	**7,617**	**6,924**	**208**	**818**	**32**	**(365)**
Income applicable to minority interests	**158**					
Net income	**9,419**	**6,997**	**774**	**2,178**	**489**	**(861)**
Total assets at December 31	**152,691**	**57,914**	**16,057**	**59,389**	**13,966**	**5,365**
Investments in associated companies at December 31	**17,621**	**3,594**	**4,679**	**5,017**	**4,154**	**177**
Capital expenditure, acquisitions and new investments in associated companies	**23,733**	**13,237**	**952**	**7,968**	**998**	**578**
Depreciation, depletion and amortisation charge	**8,454**	**5,406**	**128**	**2,406**	**401**	**113**
of which: Impairment	**197**	**33**	**5**	**110**	**29**	**20**

24 Information by geographical area and by industry segment
(b) Industry segment *continued*

2001 — $ million

	Total Group	Exploration and Production	Gas & Power	Oil Products	Chemicals	Corporate and Other
Sales						
third parties	135,211	12,137	15,721	93,517	13,260	576
inter-segment		13,951	705	2,108	990	2
Net proceeds		26,088	16,426	95,625	14,250	578
Operating profit/(loss)						
Group companies	16,961	14,256	538	2,631	124	(588)
Group share of associated companies	3,041	1,532	941	654	(27)	(59)
	20,002	15,788	1,479	3,285	97	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,694	7,813	385	891	(137)	(258)
Income applicable to minority interests	352					
Net income	10,852	8,023	1,226	2,332	230	(607)
Total assets at December 31	111,543	39,918	11,815	37,545	12,056	10,209
Investments in associated companies at December 31	18,018	3,462	4,614	6,072	3,739	131
Capital expenditure and new investments in associated companies	10,700	7,164	908	1,527	760	341
Depreciation, depletion and amortisation charge	6,117	3,834	106	1,617	404	156
of which: Impairment	88	8	(8)	(4)	40	52

2000 — $ million

	Total Group	Exploration and Production	Gas & Power	Oil Products	Chemicals	Corporate and Other
Sales						
third parties	149,146	13,468	15,991	104,002	15,205	480
inter-segment		14,326	496	2,280	1,102	–
Net proceeds		27,794	16,487	106,282	16,307	480
Operating profit/(loss)						
Group companies	20,641	17,681	(360)	2,789	876	(345)
Group share of associated companies	3,859	2,007	646	990	240	(24)
	24,500	19,688	286	3,779	1,116	(369)
Interest and other income	974	15	83	92	6	778
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(114)	8	6	(35)	9	(102)
Taxation	11,273	9,652	263	1,399	139	(180)
Income applicable to minority interests	44					
Net income	12,719	10,059	112	2,437	992	(837)
Total assets at December 31	122,498	36,155	17,767	41,860	12,989	13,727
Investments in associated companies at December 31	18,648	4,225	3,929	6,527	3,899	68
Capital expenditure and new investments in associated companies	7,370	3,994	769	1,456	977	174
Depreciation, depletion and amortisation charge	7,885	3,569	841	2,590	724	161
of which: Impairment	1,785	105	697	824	104	55

25 Oil and gas exploration and production activities

(a) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

			$ million
	2002	2001	2000
Cost			
Proved properties	**85,057**	63,185	57,136
Unproved properties	**4,564**	2,531	2,308
Support equipment and facilities	**4,031**	3,082	1,586
	93,652	68,798	61,030
Depreciation			
Proved properties	**44,452**	37,246	34,672
Unproved properties	**325**	212	141
Support equipment and facilities	**1,592**	1,145	1,033
	46,369	38,603	35,846
Net capitalised costs	**47,283**	30,195	25,184

The Group share of associated companies' net capitalised costs was $3,221 million at December 31, 2002 (2001: $2,966 million; 2000: $3,831 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2002					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Acquisition of properties					
Proved	**4,119**	**106**	**565**	**801**	**5,591**
Unproved	**1,350**	**56**	**368**	**412**	**2,186**
Exploration	**191**	**468**	**328**	**182**	**1,169**
Development	**1,876**	**2,310**	**1,520**	**1,349**	**7,055**

2001					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Acquisition of properties					
Proved	5	1,069	290	9	1,373
Unproved	23	70	157	(19)	231
Exploration	114	581	303	203	1,201
Development	1,047	1,535	1,214	1,077	4,873

2000					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Acquisition of properties					
Proved	1	–	69	–	70
Unproved	4	118	34	57	213
Exploration	79	421	305	115	920
Development	912	1,063	809	575	3,359

The Group share of associated companies' costs incurred was $551 million in 2002 (2001: $415 million; 2000: $227 million).

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2002					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Sales					
third parties	**5,536**	**2,806**	**1,997**	**946**	**11,285**
intra-group	**4,113**	**6,811**	**2,863**	**532**	**14,319**
Net proceeds	**9,649**	**9,617**	**4,860**	**1,478**	**25,604**
Production costs[a]	**1,826**	**2,746**	**589**	**451**	**5,612**
Exploration expense	**171**	**355**	**222**	**167**	**915**
Depreciation, depletion and amortisation	**2,209**	**1,620**	**1,351**	**320**	**5,500**
Other income/(costs)	**(145)**	**(371)**	**(330)**	**(132)**	**(978)**
Earnings before taxation	**5,298**	**4,525**	**2,368**	**408**	**12,599**
Taxation	**2,407**	**2,822**	**801**	**115**	**6,145**
Earnings from operations	**2,891**	**1,703**	**1,567**	**293**	**6,454**

2001					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Sales					
third parties	4,971	2,433	2,771	916	11,091
intra-group	3,723	7,131	2,306	791	13,951
Net proceeds	8,694	9,564	5,077	1,707	25,042
Production costs[a]	1,276	2,588	496	509	4,869
Exploration expense	93	353	268	143	857
Depreciation, depletion and amortisation	1,271	1,247	1,072	244	3,834
Other income/(costs)	(395)	(231)	(305)	(247)	(1,178)
Earnings before taxation	5,659	5,145	2,936	564	14,304
Taxation	2,483	3,307	1,035	201	7,026
Earnings from operations	3,176	1,838	1,901	363	7,278

25 Oil and gas exploration and production activities

(c) Earnings continued

2000					$ million
	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other	
Sales					
third parties	5,378	2,296	3,199	1,197	12,070
intra-group	3,714	7,763	2,165	666	14,308
Net proceeds	9,092	10,059	5,364	1,863	26,378
Production costs[a]	1,493	2,695	427	538	5,153
Exploration expense	89	399	190	75	753
Depreciation, depletion and amortisation	1,429	872	953	315	3,569
Other income/(costs)	207	530	378	(314)	801
Earnings before taxation	6,288	6,623	4,172	621	17,704
Taxation	2,792	4,266	1,404	173	8,635
Earnings from operations	3,496	2,357	2,768	448	9,069

a Includes certain royalties paid in cash amounting to $1,600 million in 2002 (2001: $1,605 million; 2000: $1,923 million).

The Group share of associated companies' earnings was $543 million in 2002 (2001: $745 million; 2000: $990 million) after deducting taxation of $779 million in 2002 (2001: $787 million; 2000: $1,017 million).

26 Auditors' remuneration

			$ million
Remuneration of KPMG and PricewaterhouseCoopers	**2002**	2001	2000
Audit fees	**25**	18	17
Fees for non-audit services	**35**	32	47

27 Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees related to obligations of non-Group companies amounted to $4.1 billion at December 31, 2002 (2001: $3.2 billion). An analysis of the guarantees outstanding at December 31, 2002 is given in the following table:

	$ billion
In respect of debt	2.1
In respect of customs duties	1.0
Other	1.0
	4.1

Guarantees in respect of debt include $1.1 billion that expire by 2005 relating to project finance from a syndicate of banks to an associated company and $0.7 billion, joint and several, relating to project finance from a bank to a joint venture expiring upon completion of the loan repayments in 2014. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties. In the judgement of the Directors of the Group Holding Companies no losses, in excess of provisions made, which are material in relation to the Group financial position are likely to arise in respect of the foregoing matters, although their occurrence may have a significant effect on periodic results.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

28 Financial instruments

Group companies, in the normal course of business, use various types of financial instruments which expose the Group to market or credit risk. Group companies have procedures and policies in place to limit the amount of credit exposure to any counterparty or market. These procedures and the broad geographical spread of Group companies' activities limit the Group's exposure to concentrations of credit or market risk.

Some Group companies enter into derivatives such as interest rate swaps/forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/options, are used by some Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

The estimated fair value and carrying amount of derivatives held by Group companies at December 31 is as follows:

		$ million
	2002	2001
Interest rate swaps/forward rate agreements	**169**	18
Forward exchange contracts and currency swaps/options	**(88)**	21
Commodity swaps, options and futures	**119**	17
	200	56

Additional data related to derivatives and risk disclosures, required by the United States Securities and Exchange Commission, are given in the 2002 Annual Report on Form 20-F of Royal Dutch and Shell Transport. (See inside back cover for details of where to obtain a copy.)

Pricing and delivery conditions contained within certain contracts for the sale and delivery of own natural gas production from the UK North Sea are not solely based on hydrocarbon-related market prices. Such pricing, which is different from all other similar contracts for western European production volumes, could be interpreted to require fair value treatment under FAS 133; however, fair value treatment has not been applied in order to report all contracts in Europe on a consistent basis. Applying FAS 133 accounting to these contracts would have had an insignificant effect on the Group's 2002 net income.

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments – securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

New US accounting guidance EITF Issue No. 02–03 ("Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities") requires that certain energy trading contracts are no longer reported at fair value unless they qualify as derivatives under FAS 133. This has applied from October 26, 2002 for new contracts and from January 1, 2003 for other contracts; the change on January 1, 2003 will not have a significant effect on the Group's Financial Statements. EITF 02–03 further requires that gains and losses on all derivative instruments within the scope of FAS 133 be shown net in the Statement of Income if the derivative instruments are held for trading purposes. This will be applied by the Group from 2003 and the impact is under review.

Supplementary Information – Oil and Gas

Reserves

Net quantities of proved oil and gas reserves are shown in the tables on this page and pages 78 to 79. Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Crude oil and natural gas liquids

Group companies' estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves — million barrels

					2002					2001					2000
	Eastern Hemisphere		Western Hemisphere		**Total**	Eastern Hemisphere		Western Hemisphere		**Total**	Eastern Hemisphere		Western Hemisphere		**Total**
	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other	
Group companies															
At January 1	**1,105**	**6,188**	**675**	**576**	**8,544**	1,173	6,276	611	610	8,670	1,330	6,143	578	458	8,509
Revisions and reclassifications	**103**	**(170)**	**77**	**16**	**26**	47	130	31	17	225	81	210	15	99	405
Improved recovery	**15**	**69**	**51**	**–**	**135**	67	51	–	–	118	45	143	–	91	279
Extensions and discoveries	**–**	**389**	**33**	**1**	**423**	17	17	139	1	174	12	188	126	1	327
Purchases of minerals in place	**667**	**–**	**7**	**102**	**776**	–	80	3	–	83	–	–	–	–	–
Sales of minerals in place	**(1)**	**(101)**	**(3)**	**–**	**(105)**	–	–	(1)	(14)	(15)	(71)	(44)	(6)	–	(121)
Production	**(254)**	**(361)**	**(120)**	**(38)**	**(773)**	(199)	(366)	(108)	(38)	(711)	(224)	(364)	(102)	(39)	(729)
At December 31	**1,635**	**6,014**	**720**	**657**	**9,026**	1,105	6,188	675	576	8,544	1,173	6,276	611	610	8,670
Group share of associated companies															
At January 1	**1**	**568**	**356**	**–**	**925**	1	639	441	–	1,081	1	448	817	–	1,266
Revisions and reclassifications	**1**	**43**	**65**	**–**	**109**	–	(43)	(35)	–	(78)	–	121	(26)	–	95
Improved recovery	**–**	**6**	**–**	**–**	**6**	–	12	1	–	13	–	17	2	–	19
Extensions and discoveries	**–**	**7**	**33**	**–**	**40**	–	17	–	–	17	–	55	1	–	56
Purchases of minerals in place	**–**	**121**	**–**	**–**	**121**	–	–	–	–	–	–	62	–	–	62
Sales of minerals in place	**–**	**(1)**	**–**	**–**	**(1)**	–	–	(9)	–	(9)	–	(12)	(302)	–	(314)
Production	**–**	**(52)**	**(41)**	**–**	**(93)**	–	(57)	(42)	–	(99)	–	(52)	(51)	–	(103)
At December 31	**2**	**692**	**413**	**–**	**1,107**	1	568	356	–	925	1	639	441	–	1,081
Total					**10,133**					9,469					9,751
Minority interests' share of proved reserves of Group companies															
At December 31	**–**	**146**	**–**	**69**	**215**	–	132	–	74	206	–	54	–	78	132

Oil sands[a] — million barrels

Group companies (before deduction of minority interests)															
At December 31	**–**	**–**	**–**	**600**	**600**	–	–	–	600	600	–	–	–	600	600

a The oil sands reserves are not considered in the standardised measure of discounted future cash flows for conventional oil and gas reserves, which is found on page 79.

Reserves

Crude oil and natural gas liquids continued

Proved developed reserves

million barrels

	2002					2001					2000				
	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total
	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other	
Group companies															
At January 1	**787**	**2,275**	**429**	**243**	**3,734**	872	2,332	351	257	3,812	916	2,505	340	274	4,035
At December 31	**1,129**	**2,233**	**373**	**224**	**3,959**	787	2,275	429	243	3,734	872	2,332	351	257	3,812
Group share of associated companies															
At January 1	**1**	**267**	**330**	**–**	**598**	1	292	364	–	657	1	213	638	–	852
At December 31	**1**	**301**	**365**	**–**	**667**	1	267	330	–	598	1	292	364	–	657

Natural gas

Group companies' estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

These quantities have not been adjusted to standard heat content.

Proved developed and undeveloped reserves

thousand million standard cubic feet

	2002					2001					2000				
	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total
	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other	
Group companies															
At January 1	**23,722**	**20,080**	**3,694**	**3,117**	**50,613**	23,801	20,132	3,403	3,506	50,842	24,828	21,086	3,400	3,533	52,847
Revisions and reclassifications	**52**	**(1,064)**	**162**	**(103)**	**(953)**	1,006	(777)	141	(289)	81	211	(548)	(39)	206	(170)
Improved recovery	**75**	**150**	**20**	**–**	**245**	38	266	–	–	304	105	215	–	–	320
Extensions and discoveries	**29**	**–**	**411**	**12**	**452**	214	103	385	139	841	55	178	656	29	918
Purchases of minerals in place	**1,074**	**–**	**208**	**59**	**1,341**	–	1,247	355	12	1,614	–	5	50	–	55
Sales of minerals in place	**(5)**	**(236)**	**(10)**	**–**	**(251)**	–	–	(9)	(10)	(19)	(117)	(139)	(78)	(32)	(366)
Production	**(1,331)**	**(1,019)**	**(611)**	**(246)**	**(3,207)**	(1,337)	(891)	(581)	(241)	(3,050)	(1,281)	(665)	(586)	(230)	(2,762)
At December 31	**23,616**	**17,911**	**3,874**	**2,839**	**48,240**	23,722	20,080	3,694	3,117	50,613	23,801	20,132	3,403	3,506	50,842
Group share of associated companies															
At January 1	**48**	**5,153**	**15**	**–**	**5,216**	56	5,299	86	–	5,441	52	5,047	595	–	5,694
Revisions and reclassifications	**1**	**157**	**7**	**–**	**165**	(4)	68	(29)	–	35	6	346	(209)	–	143
Improved recovery	**–**	**8**	**–**	**–**	**8**	–	17	–	–	17	–	–	2	–	2
Extensions and discoveries	**3**	**37**	**1**	**–**	**41**	3	115	–	–	118	4	147	5	–	156
Purchases of minerals in place	**–**	**–**	**–**	**–**	**–**	–	64	–	–	64	–	–	–	–	–
Sales of minerals in place	**–**	**–**	**–**	**–**	**–**	–	(181)	(40)	–	(221)	–	(19)	(292)	–	(311)
Production	**(8)**	**(222)**	**(2)**	**–**	**(232)**	(7)	(229)	(2)	–	(238)	(6)	(222)	(15)	–	(243)
At December 31	**44**	**5,133**	**21**	**–**	**5,198**	48	5,153	15	–	5,216	56	5,299	86	–	5,441
Total					**53,438**					55,829					56,283
Minority interests' share of proved reserves of Group companies															
At December 31	**–**	**207**	**–**	**490**	**697**	–	287	–	555	842	–	292	–	658	950

Reserves

Natural gas continued

Proved developed reserves

thousand million standard cubic feet

	2002					2001					2000				
	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total
	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other	
Group companies															
At January 1	**12,366**	**6,860**	**2,363**	**2,349**	**23,938**	12,986	6,314	2,347	2,542	24,189	13,650	6,261	2,714	2,725	25,350
At December 31	**12,105**	**6,327**	**2,316**	**1,782**	**22,530**	12,366	6,860	2,363	2,349	23,938	12,986	6,314	2,347	2,542	24,189
Group share of associated companies															
At January 1	**41**	**1,754**	**11**	**–**	**1,806**	53	1,735	66	–	1,854	51	1,728	453	–	2,232
At December 31	**38**	**2,017**	**17**	**–**	**2,072**	41	1,754	11	–	1,806	53	1,735	66	–	1,854

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices[a] and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

$ million

	2002					2001					2000				
	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total	Eastern Hemisphere		Western Hemisphere		Total
	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other	
Future cash inflows	**112,023**	**164,277**	**32,702**	**20,032**	**329,034**	80,526	122,336	18,982	12,331	234,175	93,126	142,208	37,434	22,961	295,729
Future production costs	**22,458**	**23,244**	**4,858**	**4,248**	**54,808**	15,389	20,158	4,021	4,086	43,654	16,836	17,547	3,090	4,453	41,926
Future development costs	**6,202**	**16,549**	**3,201**	**1,823**	**27,775**	3,793	15,432	2,352	1,570	23,147	2,594	15,514	2,320	1,589	22,017
Future tax expenses	**35,826**	**74,097**	**9,158**	**4,185**	**123,266**	27,419	47,321	4,543	1,737	81,020	32,091	66,206	12,020	6,608	116,925
Future net cash flows	**47,537**	**50,387**	**15,485**	**9,776**	**123,185**	33,925	39,425	8,066	4,938	86,354	41,605	42,941	20,004	10,311	114,861
Effect of discounting	**21,715**	**25,604**	**5,479**	**4,685**	**57,483**	16,311	19,478	2,648	2,039	40,476	18,656	22,032	6,828	4,304	51,820
Standardised measure of discounted future cash flows	**25,822**	**24,783**	**10,006**	**5,091**	**65,702**	17,614	19,947	5,418	2,899	45,878	22,949	20,909	13,176	6,007	63,041
Group share of associated companies					**7,070**					3,888					6,120
Minority interests	**–**	**879**	**–**	**465**	**1,344**	–	612	–	307	919	–	360	–	895	1,255

Change in standardised measure of discounted future cash flows

$ million

	2002	2001	2000
At January 1	**45,878**	63,041	54,799
Net changes in prices and production costs	**44,133**	(33,147)	17,065
Extensions, discoveries and improved recovery	**5,375**	4,451	8,128
Purchases/(sales) of minerals in place	**10,279**	2,011	(404)
Revisions of previous reserve estimates	**(2,004)**	1,358	(560)
Development cost related to future production	**(7,637)**	(3,837)	(1,967)
Sales and transfers of oil and gas, net of production costs	**(19,992)**	(20,173)	(21,225)
Development cost incurred during the year	**6,124**	4,025	2,952
Accretion of discount	**7,823**	10,754	9,538
Net change in income tax	**(24,277)**	17,395	(5,285)
At December 31	**65,702**	45,878	63,041

a The weighted average year-end oil price in 2002 was $23.87/bbl (2001: $15.92/bbl; 2000: $20.00/bbl) and the weighted average year-end gas price in 2002 was $14.26/bbl of oil equivalent (2001: $11.44/boe; 2000: $14.91/boe).

Shareholder Information

Annual General Meeting

The 105th Annual General Meeting of The "Shell" Transport and Trading Company, p.l.c. will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Wednesday April 23, 2003 at 11:00 a.m. The Notice convening the Meeting is enclosed.

Shareholder base

The estimated geographical distribution of shareholdings in the Parent Companies at the end of 2002 was:

Shareholder base	Royal Dutch	Shell Transport	Combined %
Continental Europe	69	*	42
United Kingdom	1	97	39
USA	30	3	19
Others	*	*	*
	100	100	100

Data based on registered ownership records.

* Less than 1%.

Share prices

London Stock Exchange (pence per 25p Ordinary share)	**2002**	2001	2000	1999	1998
Highest	**543**	638	627	541	464
Lowest	**361**	430	412	304	316
Year-end	**409**	472	549	515	369

New York Stock Exchange (dollars per New York Share[a])	**2002**	2001	2000	1999	1998
Highest	**47.33**	53.65	54.06	52.56	46.50
Lowest	**34.02**	38.72	40.00	30.50	31.00
Year-end	**38.92**	41.45	49.38	49.00	37.19

a One New York Share = six 25p Ordinary shares.

Capital gains tax

For the purposes of United Kingdom capital gains tax, the market values of the Company's shares were:

	April 6, 1965	March 31, 1982
Ordinary shares of 25p each		
Registered	9.17p	41.67p
Bearer	9.24p	42.11p
First Preference shares of £1 each	78.75p	37.50p
Second Preference shares of £1 each	97.81p	49.50p

All share data on this page have been restated where necessary to reflect all capitalisation issues since the relevant date.

Earnings and dividends

pence per 25p Ordinary share	**2002**	2001	2000	1999	1998
Dividends					
Interim	**5.95**	5.85	5.7	5.5	5.3
Final	**9.30[a]**	8.95	8.9	8.5	8.2
	15.25	14.80	14.6	14.0	13.5
Earnings	**25.9**	30.7	33.8	21.4	0.5
Adjusted CCS earnings (pro forma)[b]	**25.2**	33.9	34.9	17.6	12.2
Net assets[c]	**166.3**	173.5	166.0	142.4	135.0

a Proposed final dividend, subject to approval at the Annual General Meeting of the Company on April 23, 2003. The final dividend will be paid on May 6, 2003 to Members on the Register on April 4, 2003 and to holders of Bearer Warrants who surrender Coupon No. 211.

b Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in Note 1 on page 58). For the purpose of this pro forma calculation, adjusted current cost of supplies (CCS) earnings are also shared in the proportion 60:40.

c Based on Ordinary shares in issue at December 31.

dollars per New York Share[a]	**2002**	2001	2000	1999	1998
Dividends					
Interim	**0.52**	0.51	0.48	0.54	0.53
Final	b	0.78	0.76	0.77	0.80
	b	1.29	1.24	1.31	1.33
Earnings	**2.33**	2.65	3.07	2.07	0.05
Adjusted CCS earnings (pro forma)[c]	**2.28**	2.93	3.16	1.71	1.21
Net assets[d]	**16.05**	15.09	14.89	13.83	13.44

a One New York Share = six 25p Ordinary shares.

The current Double Taxation Conventions between the United Kingdom and the United States of America and Canada provide for the payment to qualifying United States and Canadian residents of an amount equal to the relevant tax credit, less United Kingdom income tax at the rate of 15% on the sum of the dividend and the tax credit. The final dividend of 2002 will have a tax credit of 10/90ths. In this case, the withholding tax at 15% would be more than the tax credit, and consequently the payment is treated as being reduced to zero. The tax authorities in the United States have ruled that US shareholders may elect to be treated as having received a gross dividend equal to the net dividend plus the tax credit of 10/90ths and claim a foreign tax credit for the 10/90ths which is treated as tax paid in the UK.

The 1998 interim dividend was paid as a foreign income dividend and consequently did not carry a tax credit. United States and Canadian resident shareholders were therefore not entitled to receive any additional amount under the terms of the respective Double Taxation Conventions in respect of this dividend.

b The 2002 final dividend in dollars will be determined by the dollar/sterling exchange rate ruling on May 6, 2003.

c Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in Note 1 on page 58). For the purpose of this pro forma calculation, adjusted current cost of supplies (CCS) earnings are also shared in the proportion 60:40.

d Based on Ordinary shares in issue at December 31.

Indexed share price
Shell Transport/FTSE 100 Index



FTSE 100
Shell Transport
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Indexed share price
Shell Transport ADR/Standard & Poor's 500 Index



S&P 500
Shell Transport
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Total shareholder return[a] 1993–2002
%



BP
17.59
Total
16.27
Shell Transport
13.05
ExxonMobil
12.07
ChevronTexaco
10.43
0
5
10
15
20

a Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for ChevronTexaco, ExxonMobil and Total before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

Financial calendar

Financial year ends	December 31, 2002
Announcements	
Full-year results for 2002	February 6, 2003
First quarter results for 2003	May 2, 2003*
Second quarter results for 2003	July 24, 2003*
Third quarter results for 2003	October 23, 2003*
Dividends – Ordinary shares (UK Register)	
2002 Final	
Proposed dividend announced	February 6, 2003
Ex-dividend date	April 2, 2003
Record date	April 4, 2003
Payment date	May 6, 2003
2003 Interim	
Announced	July 24, 2003*
Ex-dividend date	August 13, 2003*
Record date	August 15, 2003*
Payment date	September 17, 2003*
Dividends – ADRs (New York Register)	
2002 Final	
Proposed dividend announced	February 6, 2003
Ex-dividend date	April 2, 2003
Record date	April 4, 2003
Payment date	May 12, 2003
2003 Interim	
Announced	July 24, 2003*
Ex-dividend date	August 13, 2003*
Record date	August 15, 2003*
Payment date	September 23, 2003*
Dividends – Preference shares: Payment dates	
5½% First Preference shares	April 1 and October 1
7% Second Preference shares	February 1 and August 1
Annual Report and Accounts 2002 and The Shell Report 2002	
Publication	March 21, 2003
Annual General Meeting	April 23, 2003

* The dates shown are provisional and subject to final confirmation.

Dividend Reinvestment Plan

The last day for receipt of applications to join or leave the Dividend Reinvestment Plan in respect of the final dividend payable on May 6, 2003 is April 10, 2003. Share certificates for shares purchased under the Plan on the payment date will be dispatched to shareholders on May 16, 2003.

Registered Office

The "Shell" Transport and Trading Company, p.l.c.
Shell Centre London SE1 7NA
Registered in England No. 54485

Share Registrar

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Freephone: 0800 169 1679 (UK only)
Tel: +44 (0) 121 433 8000
Fax: +44 (0) 1903 833168
Website: **www.shareview.co.uk**
for online information about your holding. (Shareholder reference number will be required – shown on your share certificates and tax vouchers.)

American Depositary Receipts (ADRs)

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, USA
Tel: 888 269 2377 (USA only)
+1 610 312 5315 (international)
E-mail: shareowner-svcs@bankofny.com
Website: **www.adrbny.com**

Royal Dutch/Shell Group activities and policies

Group Communications
Shell International Limited
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 2323

Shell customer services in the UK

Shell Customer Service Centre
Rowlandsway House
Rowlandsway, Wythenshawe
Manchester M22 5SB
Freephone: 0800 731 8888 (UK only)
Fax: 0161 499 8088 (UK only)

Company Secretary

For any other private shareholder enquiries please write to:
Company Secretary
The "Shell" Transport and Trading Company, p.l.c.
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 3363
Fax: +44 (0)20 7934 5153
E-mail: shelltransport.shareholders@shell.com

Investor Relations

Enquiries from institutional shareholders may be addressed to:

London
Shell International Limited
Group Investor Relations
Shell Centre
London SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
E-mail: ir-london@shell.com

The Hague
Shell International B.V.
Group Investor Relations
PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
E-mail: ir-hague@shell.com

New York
Shell Oil Company
1270 Avenue of the Americas
Suite 2320
New York, NY 10020
USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
E-mail: ir-newyork@shellus.com

For access to investor relations information, visit the website at **www.shell.com/investors**

See addresses on the back cover for requests for publications.

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The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.

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The Annual Report and Accounts is distributed with The Shell Report to provide a broader view of the world of Shell.




Annual Report and Accounts 2002
The Annual Reports of The "Shell" Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company.
Also available at
www.shell.com/annualreport



The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at
www.shell.com/shellreport



Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at
www.shell.com/faoi




Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of The "Shell" Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company



The Shell Report 2002 Summary
Abridged version of The Shell Report.



Statement of General Business Principles

Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at
www.shell.com/sgbp


The "Shell" Transport and Trading Company, p.l.c.
Annual Report and Accounts 2002
Summary



Contents

The "Shell" Transport and Trading Company, p.l.c.

Royal Dutch/Shell Group of Companies

This Summary Report is an abridged version of the Annual Report and Accounts 2002 of The "Shell" Transport and Trading Company, p.l.c. For further information consult the full Annual Report and Accounts 2002. To obtain a free copy please see the back cover for contact addresses.

Nelson platform in the North Sea, acquired as part of Enterprise Oil. The acquisition of Enterprise Oil was one of the highlights of 2002, providing a strong complement to our Exploration and Production activities in the UK North Sea and supporting our commitment to growth in Norway. Elsewhere it provides the Group with attractive growth opportunities in Italy and in the USA Gulf of Mexico and improves our position in Brazil.

Message from the Chairman

Dear Shareholder,

2002 was a pivotal year for the Group. We delivered robust and competitive profitability in a testing environment – in line with our business principles – while taking decisive steps to pursue our strategic goals. Shell companies have the resilience to manage economic and political uncertainty – maintaining momentum in uncertain times.

In a troubled world we have made plans to safeguard our people and fulfil our responsibilities to customers. We are well placed to take advantage of economic recovery.

I thank all Shell people – as well as those who worked with us – for their skill and commitment which delivered this success and give us confidence for the future.

Delivering robust results

Business conditions in 2002 were significantly worse overall than in 2001. In the first six months the downstream businesses faced some of the most difficult conditions on record.

In this testing environment we delivered robust earnings and cash flow. On an estimated current cost of supplies basis – excluding special items – earnings of $9.2 billion were 23% lower than in 2001. Cash flow from operations of $16.4 billion fell by only 3%.

From the record levels of 2001, Oil Products earnings were reduced by 47% due to very poor refining margins – although, in a difficult environment, they remained significantly ahead of all global competitors. Despite higher production, Exploration and Production earnings were 12% lower. Gas & Power earnings fell by 35%. Chemicals earnings more than doubled as costs were reduced and markets began to improve.

Oil production was ahead of target, even without the additional volumes from the acquisition of Enterprise. New reserves more than offset production. LNG sales were at record levels and have grown by 60% since 1999.

Shell companies continue to show strong competitive performance.

After delivering $5 billion in cost improvements in three years, pursuing a further 3% annual reduction in unit costs was ambitious. We met this target in 2002 and have extended it to 2004.

We maintain competitive leadership in key areas, including Oil Products, deep-water production, LNG and polyolefins.

All this was achieved within a disciplined financial framework – using our financial strength to make four major strategic acquisitions and investing over $14 billion in organic growth. Proceeds from divestments amounted to $1.5 billion, reflecting the continuing focus on upgrading the portfolio.

Enlarging the Group's capital base increases the potential to grow value. The decision to seize acquisition opportunities reduced our returns to a highly competitive 14% in 2002. Raising returns is a priority for the next years.

Reducing cash balances and raising gearing to our desired band have increased balance sheet efficiency.

We aim for – and continue to deliver – consistent long-term real dividend growth. The proposed final dividend for 2002 is 9.30p, making a total dividend for the year of 15.25p per ordinary share.



"2002 was a pivotal year. We delivered robust and competitive profitability in testing conditions and made great progress in pursuing our strategic goals – making four major acquisitions and investing in organic growth. We worked hard to live up to our business principles and commitments on sustainable development. We are well placed to maintain momentum in uncertain times."
Sir Philip Watts

Making strategic progress

We have made great progress in pursuing our strategic direction, growing value for our shareholders through robust profitability and our competitive edge.

The Enterprise acquisition increases production and reserves, and extends opportunities. The major downstream acquisitions in the US and Germany greatly enhance our competitive positions in the largest markets, while the Pennzoil-Quaker State acquisition provides a platform for global lubricants leadership.

Realising the synergies from these acquisitions is a priority and is already ahead of schedule. Additional synergies have been identified.

A major programme to rebrand and upgrade the US retail network is underway.

At the same time we are creating and executing projects to deliver organic growth.

2002 saw continued exploration success, with significant discoveries and appraisal results in the Gulf of Mexico, Brazil, Ireland, Nigeria, Kazakhstan and Malaysia.

Key projects have been brought on stream, including:

- the Muskeg River mine of the Athabasca Oil Sands project in Canada;
- the EA offshore field and the third train of the Bonny LNG plant in Nigeria;
- the Penguins fields in the UK North Sea; and
- petrochemical plants in Singapore and at Moerdijk in the Netherlands.

And we continue building the long-term assets to deliver future value growth.

Unrivalled experience in developing deep-water fields in the Gulf of Mexico is a major competitive asset. We plan to commission the Na Kika floating hub later this year to handle production from six fields, one in a world record water depth of more than 2,300 metres. The Bijupirá-Salema project in Brazil is also nearing completion.

Over the next three years, new LNG trains in Malaysia, Australia and Nigeria, and terminals in the US and India, will support the continued growth of our leading LNG business. The Australian North West Shelf venture has gained the first contract to supply LNG to China. Planning of the massive Sakhalin LNG scheme in Russia is making progress.

Differentiated retail fuels – offering higher performance and environmental standards – are now improving sales and margins in 46 countries.

The decision to approve the major Nanhai petrochemical plant in southern China demonstrates the vital role of petrochemicals within Shell. The project is part of a significant, integrated Shell business being developed in China.

Earning trust

Showing that we live up to our values – honesty, integrity and respect for people – is even more important in such troubled times. We believe this requires:

- engaging with people's concerns;
- articulating clear principles and high standards;
- having strong corporate governance to ensure we live up to them throughout our operations;
- committing to transparency; and
- communicating effectively.

We believe that contributing to sustainable development is both about how we do our business and how our business does in the long-term.

Meeting energy challenges

Energy companies make their primary contribution to society by helping to meet the energy challenges that will shape our world. Shell companies contribute in many ways.

They are supporting energy security for advanced economies by extending indigenous resources in areas like the North Sea and Gulf of Mexico, and by diversifying gas supplies. They are helping to meet the growing energy needs of developing countries, while reducing the environmental impact, for example by contributing to the development of gas supplies in China. And they are widening access to modern energy, for example by providing affordable solar power to rural households.

We have supported the need for precautionary action on climate change for six years – believing that much can be done that is both economic and helps to meet other energy challenges, such as enhancing security.

We have met our target of cutting greenhouse gas emissions from Shell operations by more than 10% from 1990 levels by the end of 2002 despite business growth. While continuing to grow strongly we will manage emissions so they are still 5% below 1990 levels by 2010.

We also play a progressive role, contributing to solutions by developing:

- the gas supplies which are the most important medium-term way of reducing carbon emissions;
- commercial wind, solar, bio-fuels and hydrogen businesses;
- ways of locking up carbon dioxide underground or in inert building materials; and
- mechanisms to enable cost-effective emissions reduction, such as trading.

Focus on people

Our continuing success depends on the quality of Shell people and how well we develop and apply their talents, and harness their knowledge and creativity across the world.

The results of our latest worldwide Shell People Survey – completed by 78% of staff – confirm the value of focusing on this. They show continuing significant improvements in trust, exceeding the benchmark standard for high-performance companies in most areas.

Trusted to deliver

In times of uncertainty, what counts is being trusted to deliver. As the long-standing slogan said, we want people to know they "can be sure of Shell".

I believe that our performance last year helps us earn and keep that trust. Trust that we live up to our principles. And trust that we can maintain momentum even in difficult and uncertain times, building on a pivotal year of robust profitability and strategic action.

We aim to deserve continuing trust.

Yours sincerely,

Phil Watts

Sir Philip Watts, Chairman
March 6, 2003

Financial Highlights

The "Shell" Transport and Trading Company, p.l.c.

Adjusted earnings[a] (pro forma)
pence per 25p Ordinary share



0.5
21.4
33.8
30.7
25.9
98 99 00 01 02

Adjusted CCS earnings[b] (pro forma)
pence per 25p Ordinary share



12.2
17.6
34.9
33.9
25.2
98 99 00 01 02

Dividends[c]
pence per 25p Ordinary share



13.50
14.00
14.60
14.80
15.25
98 99 00 01 02

Year-end share price
pence per 25p Ordinary share



369
515
549
472
409
98 99 00 01 02

Adjusted earnings[a] (pro forma)
$ per New York Share*



0.05
2.07
3.07
2.65
2.33
98 99 00 01 02

Adjusted CCS earnings[b] (pro forma)
$ per New York Share*



1.21
1.71
3.16
2.93
2.28
98 99 00 01 02

Dividends
$ per New York Share*



1.33
1.31
1.24
1.29
d
98 99 00 01 02

Year-end share price
$ per New York Share*



37.19
49.00
49.38
41.45
38.92
98 99 00 01 02

* One New York Share = six 25p Ordinary shares

For information about the data contained in the charts relating to Shell Transport, consult the Shareholder Information section on page 24.

Royal Dutch/Shell Group of Companies

Net income
$ million



350
8,584
12,719
10,852
9,419
98 99 00 01 02

Adjusted CCS earnings[b] (pro forma)
$ million



5,146
7,093
13,111
11,984
9,218
98 99 00 01 02

Return on Average Capital Employed[e]
%



2.8
12.1
19.5
19.2
14.0
98 99 00 01 02

The earnings per share calculation includes shares held to back share options.

a Adjusted earnings includes Shell Transport's share of earnings retained by companies of the Royal Dutch/Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport's basic earnings per share, is provided on page 8.

b Earnings on an estimated current cost of supplies (CCS) basis, excluding special credits/(charges). See also page 20.

c The 2002 figure includes the proposed final dividend which is subject to approval at the Annual General Meeting of the Company on April 23, 2003.

d The 2002 final dividend in dollars will be determined by the dollar/sterling exchange rate ruling on May 6, 2003.

e CCS earnings plus the Group share of interest expense after tax, as a percentage of the Group share of average capital employed.

Throughout this Report, a billion = 1,000 million.

Board of Directors

of The "Shell" Transport and Trading Company, p.l.c.

Managing Directors

Sir Philip Watts KCMG* Chairman
Born June 25, 1945. A Director and a Managing Director of the Company since 1997 and Chairman since July 1, 2001. A Group Managing Director since 1997. Joined the Group as a seismologist in 1969, and held positions in Asia Pacific and Europe leading to Exploration Director, Shell UK 1983–85. Head of various Exploration and Production functions in The Hague 1985–91. Chairman and Managing Director in Nigeria 1991–94, and Regional Co-ordinator, Europe 1994–95. Director Planning, Environment and External Affairs, Shell International 1996–97. Chief Executive Officer, Exploration and Production 1997–2001. Currently Chairman of the Executive Committee of the World Business Council for Sustainable Development. Also Chairman of the International Chamber of Commerce's UK governing body and Trustee of the Saïd Business School Foundation, University of Oxford.

Paul Skinner*
Born December 24, 1944. A Director and a Managing Director of the Company and a Group Managing Director since January 1, 2000. Chief Executive Officer, Oil Products since 1999. Joined the Group as a student in 1963 and then worked in Chemicals from 1966 in sales and marketing assignments in the UK, Greece and Nigeria. Moved to the oil business in 1979, holding a succession of senior roles in the UK, New Zealand and Norway. President, Shell International Trading Company, 1991–95 and additionally responsible for the shipping business 1995–96. Director, Strategy and Business Services, Oil Products 1996–98. President, Shell Europe Oil Products 1998–99. Currently a non-executive Director of Rio Tinto plc and Rio Tinto Limited and a member of the Board of INSEAD, the European/Asian business school.

Non-executive Directors

Teymour Alireza*
Born September 7, 1939. A Director since 1997. A Saudi Arabian citizen. President and Deputy Chairman, The Alireza Group. Chairman National Pipe Company Ltd, Saudi Arabia. Director Arabian Gulf Investments (Far East) Ltd, Hong Kong and of Riyad Bank Saudi Arabia. Member of the International Board of Trustees of the World Wide Fund for Nature.

Sir Peter Burt FRSE*
Born March 6, 1944. Appointed a Director on July 25, 2002. Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland 2001–03. Group Chief Executive of Bank of Scotland 1996–2001. Joined the Bank of Scotland in 1975. Chief General Manager of the Bank 1988–96. Worked in the computer industry in the USA and the UK 1968–74. A Director of a number of charitable organisations.

Dr Eileen Buttle CBE
Born October 19, 1937. A Director since 1998. Retired in 1994 from a career of public scientific appointments. Member of a number of Government and EU advisory committees of environmental aspects of national and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti
Born November 27, 1944. A Venezuelan citizen. A Director since 2000. Joined the Venezuelan Shell oil company in 1966, and the Venezuelan state oil company, Petroleos de Venezuela, SA (PDVSA) in 1976. Chairman and CEO of PDVSA 1994–99. Currently a Senior Adviser at the Center for Strategic and International Studies in Washington DC and also acts as a consultant in oil and energy.

Mary (Nina) Henderson
Born July 6, 1950. A Director since 2001. A US citizen. 1972–2001 wide experience in marketing consumer goods with Bestfoods, a major US foods company, rising to President of a major division and Corporate Vice President responsible for worldwide core business development. Currently a non-executive Director of Pactiv Corporation, AXA Financials Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

Sir Peter Job KBE
Born July 13, 1941. A Director since 2001. Chief Executive of Reuters plc, 1991–2001 following wide experience in that company from 1963 in Latin America, Africa, Asia and the Middle East. Currently a non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc, Multex.com, Inc and a member of the Supervisory Board of Deutsche Bank AG and of Bertelsmann AG.

Sir John Kerr GCMG*
Born February 22, 1942. Appointed a Director on July 25, 2002. Member of United Kingdom Diplomatic Service 1966–2002 and Head of the Service 1997–2002. Principal Private Secretary to the Chancellor of the Exchequer 1981–84. UK Permanent Representative to the EU 1990–95. British Ambassador to the United States 1995–97. Foreign Office Permanent Under Secretary of State 1997–2002. Secretary-General of the Convention, chaired by President Giscard d'Estaing, on future EU institutional arrangements. Currently a non-executive Director of Scottish American Investment Trust plc; Trustee of National Gallery and of Rhodes Trust.

Sir Mark Moody-Stuart KCMG*
Born September 15, 1940. A Director since 1991. Chairman 1997–2001 and a Group Managing Director 1991–2001. A non-executive Director since July, 2001. Currently Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General's Advisory Council for the Global Compact.

Lord Oxburgh KBE FRS
Born November 2, 1934. A Director since 1996. Scientific and University appointments 1960–88. Chief Scientific Adviser, Ministry of Defence 1988–93. Rector, Imperial College of Science, Technology and Medicine, 1993–2001. Currently Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.

Company Secretary

Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

* **Standing in 2003 for election or re-election as a Director of the Company.**

Summary Report of the Directors

of The "Shell" Transport and Trading Company, p.l.c.

Activities of the Company

The Company is a holding company which, in conjunction with Royal Dutch Petroleum Company, a Netherlands company, owns, directly or indirectly, investments in the numerous companies constituting the Royal Dutch/Shell Group of Companies. Royal Dutch Petroleum Company has a 60% interest in the Group and the Company a 40% interest.

The Operating Companies of the Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable resources and other businesses throughout the world. The Structure of the Royal Dutch/Shell Group is shown on pages 10 and 11 and described in Note 2 to the Summary Financial Statements of the Company.

The assets and income of the Company consist principally of its interest in the net assets and its share in the net income of the Royal Dutch/Shell Group of Companies. The Message from the Chairman (pages 1 and 2), Business Highlights (pages 12 and 13), Strategic Direction (pages 18 and 19), and the Summary Operational and Financial Review (page 20) deal with the activities of the Royal Dutch/Shell Group during the year.

The Summary Profit and Loss Account and Balance Sheet are set out on page 8.

Dividends

On September 18, 2002, an interim dividend in respect of 2002 of 5.95p per Ordinary share was paid.

The Directors recommend a final dividend for 2002 of 9.30p per Ordinary share which would make 15.25p per share for the year. Subject to approval at the Annual General Meeting, the final dividend will be paid on May 6, 2003 to Members on the Register on April 4, 2003 and to holders of Bearer Warrants who surrender Coupon No. 211.

Share capital

At the Annual General Meeting in 2002 shareholders approved an authority, expiring after a year, for the Company to purchase its own shares up to a maximum of 5% of the issued share capital.

During 2002, 81,125,000 Ordinary shares with a nominal value of £20.28 million (representing 0.84% of the Company's issued Ordinary share capital as at December 31, 2002) were purchased under these authorities for a total cost of £369.6 million. At March 4, 2003 no further Ordinary shares had been purchased for cancellation.

The Board continues to regard the ability to repurchase issued shares in appropriate circumstances as an important component in the financial management of the Company and a resolution will be proposed to the forthcoming Annual General Meeting to renew the authority for the Company to purchase its own shares for another year. This proposal is further explained in the letter from the Chairman which accompanies the Notice of the Annual General Meeting.

Directors

The other Directors were pleased to be able to congratulate two members of the Board on the following awards announced in the New Year Honours List 2003: Philip Watts was awarded Knight Commander Order of St. Michael and St. George in recognition of his services to British business and chairing the World Business Council for Sustainable Development: and Peter Burt was awarded a Knight Bachelor for his services to banking.

The current Directors of the Company are shown on page 4 which indicates those offering themselves for election or re-election at the Annual General Meeting on April 23, 2003.

Professor Robert O'Neill and Sir William Purves both retired from the Board at the Annual General Meeting on May 16, 2002.

The Summary Remuneration Report is set out on pages 6 and 7.

Corporate Governance

The commitment of the Board of Shell Transport to integrity and transparency in its governance of the Company is unchanged, and the Board continues to endorse the scope and intention of the Combined Code, published in 1998 by the London Stock Exchange, setting out principles of good governance and a Code of Best Practice. The Board of Shell Transport confirms that throughout 2002 it again complied with the Code of Best Practice subject to the variations appropriate to reflect its alliance with Royal Dutch Petroleum Company.

To assist with good governance, the Board in conjunction with the Supervisory Board of Royal Dutch Petroleum Company appoints the following joint committees: Group Audit, Remuneration and Succession Review and Social Responsibility. The Board also appoints its own Directors' Nomination Committee.

Annual General Meeting

The Annual General Meeting will take place on April 23, 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. Details of the business to be put to shareholders at the Meeting, can be found in the letter from the Chairman which accompanies the Notice of Meeting.

By Order of the Board
Jyoti Munsiff, Secretary
March 6, 2003

Summary Remuneration Report

Remuneration Policy
Below is a summary of the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Shell Transport, and to the non-executive Directors of Shell Transport.

Group Managing Directors
The objective is to attract and retain high calibre individuals and motivate them towards the achievement of exceptional performance that enhances the value of the Group. Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope to that of the Group. For on-target performance more than half of a Group Managing Director's total remuneration will be performance-linked.

Salary levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Annual bonus awards are recommended by the Remuneration and Succession Review Committee (REMCO) based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. The target level of bonus for the year 2002 was 100% of base salary and will be 100% of base salary for 2003. REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. Group Managing Directors are able to elect to defer up to one-third of their annual bonus into shares, in the case of Managing Directors of the Company, Shell Transport shares.

Long-term incentives are currently awarded to Group Managing Directors annually in the form of stock options. The objective is to ensure that Group Managing Directors share the interests of shareholders by rewarding share price growth, the creation of shareholder value and the achievement of superior relative shareholder returns.

Options granted before 2003 may vest three years after grant and remain exercisable until ten years after grant. Of the options granted, 50% are subject to performance conditions. The proportion of such 50% which will vest is determined at the discretion of REMCO, taking into account a combination of Total Shareholder Return (TSR) over the three-year vesting period (measured by the average weighted share price performance plus dividends of Shell Transport and Royal Dutch over the ten-day period at the beginning and end of the vesting period) relative to a peer group of other major integrated oil companies and other long-term indicators of Group performance. Having considered all of these factors REMCO determined that 50% of the options granted in March 2000 that were subject to its discretion should vest.

Options granted in 2003, and in subsequent years, will be 100% performance linked. Performance will be measured over the three financial years prior to grant. The policy, which will continue in future years, is that the levels of grant will vary according to the ratings given by REMCO to the Group's achievements against financial targets and will reflect competitive market practice. The current financial targets are TSR relative to the other major integrated oil companies and Return on Average Capital Employed (ROACE). These financial targets have been chosen as they are consistent with the objective for long-term incentives and represent a balanced test of the Group's internal operating efficiency and external performance.

A proposal to introduce a new Long-term Incentive Plan (the Plan) will be put to shareholders at the 2003 Annual General Meetings of Shell Transport and Royal Dutch.

Group Managing Directors and other selected senior executives will be eligible to participate in the Plan. Group Managing Directors will be selected for participation on the recommendation of REMCO. Participants will be made a conditional award of shares in either Shell Transport or Royal Dutch. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions, including normal retirement) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded in any year. Awards in any one year can range from zero to two times base salary, but the maximum number of shares will only be received for exceptional performance as described below.

If the adoption of the Plan is approved, the performance targets will be linked to TSR (the average weighted share price performance plus dividends of Shell Transport and Royal Dutch) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders.

The first comparator group will consist of the largest twenty companies (by way of market capitalisation) in the FTSE 100 share index together with the ten largest companies (also by way of market capitalisation) in the AEX index, in each case, at the beginning of the relevant performance period. The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group of Companies and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. If shareholders approve the adoption of the Plan, the comparator groups described above will be used for the first performance period which will be from January 1, 2003 to December 31, 2005.

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between these two points. No shares will be received for performance below the median. This method of calculation has been chosen because it is consistent both with shareholders' expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

The funds, which are the principal sources of pensions for Managing Directors, are defined benefit plans to which Managing Directors contribute 4% of relevant earnings. The maximum pension is two-thirds of final remuneration excluding bonuses. The funds provide for a dependant benefit of 60% of actual or prospective pension and a lump sum death-in-service payment of three times annual salary.

No Director has or had during 2002 a contract of service with the Company. The Managing Directors of Shell Transport have employment contracts with one of the Group holding or service companies. Their notice period is three months and there are no predetermined termination compensation arrangements. The contracts expire on the latest expected date of retirement which, for Group Managing Directors, is June 30 following their 60th birthday.

Non-executive Directors

The remuneration of the non-executive Directors is determined by the Board within a limit set by shareholders. Their remuneration is paid in the form of an annual fee with additional fees for acting as Chairman of a committee and for intercontinental travel to attend meetings. The fees are reviewed from time to time. There are no current proposals to increase fees in 2003.

Performance graph

The following graph compares, on the basis required by the Directors' Remuneration Report Regulations 2002, the TSR of Shell Transport and that of the companies comprising the FTSE 100 index over the five-year period from 1998 to 2002.

Five-year historical TSR Performance

Growth in the value of a hypothetical £100 holding over five years
FTSE 100 comparison based on 30 Trading Day Average values


£
150
140
130
120
110
100
90
80
Value of hypothetical £100 holding
Shell Transport
FTSE 100
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Directors' Remuneration

Following the approval of a resolution at the Annual General Meeting in 2002 to increase the remuneration available for Directors, the fee payable to each Director of the Company (including any Managing Director) was increased to £50,000 per annum. The Chairman of the Board receives an additional £25,000 per annum and the Chairman of the Group Audit Committee, Remuneration and Succession Review Committee and the Social Responsibility Committee (if a Director of the Company) receives an additional £5,000 per annum. Directors who undertake intercontinental travel to attend meetings receive an additional fee of £1,500 per meeting.

Sir Mark Moody-Stuart, a non-executive Director, also receives Directors' fees from The Shell Petroleum Company Limited and Shell Petroleum N.V. For 2002, these fees were £18,314 in aggregate. Sir Mark is a former Managing Director and received pensions from Group pension funds.

Emoluments of Managing Directors in office during 2002 £

	2002	2001
Sir Philip Watts:		
Salaries and fees	**745,969**	607,398
Car benefit[a]	**21,922**	20,089
Other benefits	**-**	-
Performance-related element[b]	**874,000**[c]	455,000[c]
Deferred bonus plan adjustment[d]	**152,069**	75,834
	1,793,960	1,158,321
Realised share option gains	**8,238**	508,167
	1,802,198	1,666,488
Paul Skinner:		
Salaries and fees	**553,830**	504,703
Car benefit[a]	**13,181**	14,924
Other benefits	**-**	-
Performance-related element[b]	**632,500**	338,000[c]
Deferred bonus plan adjustment[d]	**4,756**	56,334
	1,204,267	913,961
Realised share option gains	**8,238**	505,902
	1,212,505	1,419,863

During 2002 two Managing Directors (2001: three) accrued retirement benefits under defined benefit plans. No Director has accrued benefits under a money purchase benefit Plan.

a Car benefit is the Inland Revenue defined cash equivalent of the cost of company provided vehicles.

b The performance-related element is included in the year to which it relates.

c Of which one-third was deferred under the Deferred Bonus Plan.

d These amounts are the increases accruing during the year in respect of entitlements under the Deferred Bonus Plan, in respect of additional shares that will be granted, provided the participant remains in Group employment for three years following initial deferral or reaches normal retirement age within the three-year period.

Directors' beneficial share interests in the Company at December 31, 2002

	Share Options*	25p Ordinary shares
Sir Philip Watts	2,003,001	66,657
Paul Skinner	1,803,151	60,436
Teymour Alireza	–	29,093
Sir Peter Burt	–	10,000
Dr Eileen Buttle	–	3,400
Luis Giusti	–	–
Nina Henderson	–	9,000
Sir Peter Job	–	–
Sir John Kerr	–	–
Sir Mark Moody-Stuart	927,800	600,000
Lord Oxburgh	–	5,829

* These are options over existing Ordinary shares of 25p each of the Company granted under Stock Option Plans of The Shell Petroleum Company Limited.

Summary Financial Statements

Summarised Profit and Loss Account

£ million

	Note	2002	2001	2000
Income from shares in companies of the Royal Dutch/Shell Group	4	**1,403.2**	2,545.6	2,307.4
Interest and other income		**5.4**	5.8	4.5
		1,408.6	2,551.4	2,311.9
Administrative expenses		**4.2**	3.4	3.3
Profit on ordinary activities before taxation		**1,404.4**	2,548.0	2,308.6
Tax on profit on ordinary activities		**0.4**	0.7	0.3
Distributable profit for the year		**1,404.0**	2,547.3	2,308.3

	2002	2001	2000
Distributable profit for the year	**1,404.0**	2,547.3	2,308.3
Share of earnings retained by companies of the Royal Dutch/Shell Group	**1,105.3**	469.0	1,052.6
Earnings for the year attributable to shareholders	**2,509.3**	3,016.3	3,360.9
Aggregate dividends paid and proposed	**1,475.0**	1,440.6	1,452.6

All results relate to continuing operations.

Summarised Statement of Retained Profit

£ million

	2002	2001	2000
Distributable profit for the year	**1,404.0**	2,547.3	2,308.3
Distributable retained profit at beginning of year	**884.0**	876.3	20.6
	2,288.0	3,423.6	2,328.9
deduct Dividends	**1,475.0**	1,440.6	1,452.6
deduct Share repurchase including expenses	**369.6**	1,099.0	–
Distributable retained profit at end of year	**443.4**	884.0	876.3

The aggregate emoluments of the Directors of the Company were £3.4 million (2001: £3.1 million; 2000: £2.7 million). Realised share option gains by Directors were £0.02 million (2001: £1.7 million; 2000: £1.4 million). During 2002 two Managing Directors (2001: three) accrued retirement benefits under defined benefit plans. No Director has accrued benefits under a money purchase benefit scheme.

Earnings per 25p Ordinary share[a]

pence

	2002	2001	2000
Distributable profit for the year	**14.5**	25.9	23.2
Distributable profit for the year	**14.5**	25.9	23.2
Share of earnings retained by companies of the Royal Dutch/Shell Group/	**11.4**	4.8	10.6
Earnings for the year attributable to shareholders	**25.9**	30.7	38.8

Of the earnings per share amounts shown above, which are disclosed in accordance with Financial Reporting Standard No. 14, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options. There is no difference between basic and diluted earnings per share.

a On weighted average 9,708,889,499 shares in issue during the year. (2001: on 9,832,071,191 and 2000: on 9,9,943,509,726 shares in issue.)

Summarised Balance Sheet

£ million

	Note	Dec 31 2002	Dec 31 2001
Fixed assets			
Investments			
Shares (unlisted) in companies of the Royal Dutch/Shell Group	3	**15,632.3**	16,032.2
Current assets		**1,354.1**	1,767.8
deduct Creditors: amounts due within one year		**912.5**	885.6
Net current assets		**441.6**	882.2
Total assets less current liabilities		**16,073.9**	16,914.4
Capital and reserves			
Equity interests			
Called-up share capital	4		
Ordinary shares		**2,416.9**	2,437.2
Capital redemption reserve		**69.0**	48.7
Revaluation reserve		**13,132.6**	13,532.5
Profit and Loss Account		**443.4**	884.0
		16,061.9	16,902.4
Non-equity interests			
Called-up share capital	4		
First and Second Preference shares		**12.0**	12.0
Shareholders' funds		**16,073.9**	16,914.4

The Summary Annual Report and Accounts is a summary of information in the Annual Report and Accounts for 2002 and does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company, and of the Company's policies and arrangements concerning Directors' remuneration, as would be provided by the full Annual Report and Accounts. Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts, free of charge, by contacting one of the addresses on the back cover and may arrange to receive the full Annual Report and Accounts in future years by writing to Lloyds TSB Registrars whose address is given on the inside back cover of this document.

Sir Philip Watts, Chairman and Managing Director
March 6, 2003

Notes to the Summary Financial Statements

1 Basis of preparation
The Summary Financial Statements on pages 7 to 9 are a summary of information in the Annual Report and Accounts for 2002.

2 Group income and investments
The "Shell" Transport and Trading Company, p.l.c. (Shell Transport), one of the Parent Companies of the Royal Dutch/Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as "the Group". Shell Transport has no investments in associated undertakings other than in companies of the Group.

Arrangements between Royal Dutch and Shell Transport provide, *inter alia*, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

3 Share in the income and assets of Group Companies
Shell Transport records income from shares in Group companies, in the form of dividends, in its profit and loss account. The Company's investments in Group companies are stated at the Directors' valuation at an amount equivalent to Shell Transport's 40% interest in the Group net assets together with 40% of the carrying amount of Parent Companies' shares held by Group companies. The difference between the cost and the amount at which the investments are stated in the Summarised Balance Sheet has been taken to the Revaluation reserve.

The Directors' valuation of Shell Transport's investments in Group companies comprises the following:

		£ million
	2002	2001
Cost of Shell Transport's investments in Group companies	**178.4**	178.4
Shell Transport's share of:		
Earnings retained by Group companies	**16,707.7**	15,602.3
Parent Companies' shares held by Group companies	**(695.6)**	(538.7)
Other comprehensive income[a]	**(1,580.2)**	(1,770.4)
Currency translation differences	**326.4**	2,021.9
	14,936.7	15,493.5
40% of carrying amount of Parent Companies' shares held by Group companies	**695.6**	538.7
	15,632.3	16,032.2

a Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

4 Share capital
At December 31, 2002 the share capital of the Company was:

		£
	Authorised	Allotted, called-up and fully paid
Ordinary shares of 25p each	2,487,000,000	2,416,875,000
First and Second Preference shares of £1 each	13,000,000	12,000,000
	2,500,000,000	2,428,875,000

Report of the Independent Auditors

To the Members of The "Shell" Transport and Trading Company, p.l.c.

We have examined the Summary Financial Statements of The "Shell" Transport and Trading Company, p.l.c.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Summary Annual Report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Summary Annual Report with the Annual Financial Statements, the Report of the Directors and the Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Summary Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary Financial Statements are consistent with the Annual Financial Statements, the Report of the Directors and the Remuneration Report of The "Shell" Transport and Trading Company, p.l.c. for the year ended December 31, 2002 and comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, March 6, 2003

The Report of the Independent Auditors on the full Financial Statements of the Company for the year ended December 31, 2002 was unqualified and did not contain a statement under either Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Structure of the Royal Dutch/Shell Group



Shareholders
Royal Dutch Petroleum Company
Netherlands
60%
Shell Petroleum N.V.
Netherlands
advice and services
Shareholders
The "Shell" Transport and Trading Company, p.l.c.
United Kingdom
40%
The Shell Petroleum Company Limited
United Kingdom

Shareholders
There are some 740,000 shareholders of Royal Dutch Petroleum Company and some 250,000 shareholders of The "Shell" Transport and Trading Company, p.l.c. Shares of one or both companies are listed and traded on stock exchanges in eight European countries (Austria, Belgium, France, Germany, Luxembourg, the Netherlands, Switzerland and the UK) and in the USA.

Parent Companies
As Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) do not themselves directly engage in operational activities. They are public companies; Royal Dutch is domiciled in the Netherlands, Shell Transport in the UK.

The Parent Companies own the shares in the Group Holding Companies but are not themselves part of the Royal Dutch/Shell Group of Companies. They appoint Directors to the Boards of the Group Holding Companies, from which they receive income in the form of dividends. The Parent Companies derive most of their income in this way. Royal Dutch has a 60% interest in the Group and Shell Transport has a 40% interest.

Royal Dutch/Shell Group of Companies
The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/Shell Group of Companies.

The Group has grown out of an arrangement made in 1907 between Royal Dutch and Shell Transport, by which the two companies agreed to merge their interests on a 60:40 basis while keeping their separate identities.

Group Holding Companies
Shell Petroleum N.V. and The Shell Petroleum Company Limited between them hold, directly or indirectly, all Group interests in the Service Companies and the Operating Companies.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

Service Companies

Operating Companies

In more than 145 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as Other Activities.

The management of each Operating Company is responsible for the performance and long-term viability of its own operations, but it can draw on the experience of the Service Companies and, through them, of other Operating Companies.

Service Companies
The main business of the Service Companies is to provide advice and services to other Shell companies.

Exploration and Production

Shell companies have been exploring for and producing hydrocarbons for over a century. Today Exploration and Production (EP) companies have interests and ventures in over 40 countries. Sometimes known as the "upstream" business, the activities in EP extend from exploring, drilling and assessing new sources for hydrocarbon reserves; executing projects for development of those reserves; planning and running production operations to ultimately decommissioning when the operation has run its course. Technology, entrepreneurial skills and operational excellence are key enablers to these activities.

Gas & Power

Gas is the cleanest conventional fuel. Shell processes and transports natural gas, develops power plants and markets natural gas and electricity to a wide range of customers. Shell has pioneered the development of the liquefied natural gas (LNG) industry and has a leading market position with interests in five LNG projects and a number of expansions and new plants under development. Gas & Power also has interests in natural gas pipelines, power generation (mostly through our InterGen joint venture), marketing and trading activities and is a leader in Gas to Liquids technology.

Oil Products

Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers. It has an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services. Oil Products serves some 25 million retail customers a day through 55,000 service stations and has the world's largest single branded retail network. Shell Global Solutions brings our technology and experience to market by providing industry customers with innovative solutions to improve their performance.

Chemicals

Chemicals produces and sells petrochemical building blocks and polyolefins to industrial customers globally. Chemicals' products make an important contribution to many aspects of modern life. They are widely used in plastics, coatings and detergents which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.

Renewables and Other Activities

Renewables is developing the Group's renewable energy portfolio, focusing on two principal areas – solar and wind energy. The business manufactures solar energy systems in Europe and the USA and markets these globally. In wind energy the business develops and operates wind parks, focusing on Europe and the USA, and sells "green" electricity.

Shell Consumer focuses on identifying and developing new scalable consumer and financial product offerings.

Shell Hydrogen invests in hydrogen and fuel cell technologies to build a leading position for the Group in the hydrogen economy.

Shell Trading is a global trading organisation which utilises the Group's trading skills across the Oil Products and Gas & Power businesses and in chemical feedstocks trading.

Business Highlights

Exploration and Production



Walter van de Vijver
Chief Executive

- Acquisition of Enterprise Oil adding production of 240,000 barrels of oil equivalent per day.
- Combined oil and gas production for the year of four million barrels of oil equivalent per day, the highest in recent years.
- Exploration successes including significant finds in the USA, Kazakhstan, Nigeria, Brazil, Malaysia and Ireland.
- The Athabasca Oil Sands Project in Canada (bitumen production at Muskeg River Mine) and EA in Nigeria (the first significant shallow offshore production in Nigeria) both began production in late 2002. Five new fields in the North Sea also came on stream in 2002.
- Declaration of the Kashagan field in Kazakhstan as commercial.

Gas & Power



Linda Cook
Chief Executive

- Record LNG sales of 9.1 million tonnes, an increase of 2.6% over 2001.
- Early completion of Train 3 at Nigeria LNG and approval for a further two-train expansion project.
- Selection of the North West Shelf joint venture in Australia (Group interest 22%) to supply the first LNG sales to China through the Guangdong terminal.
- Selection of Shell as 30% partner in Venezuela's proposed Mariscal Sucre LNG project.
- The first two of four planned LNG carriers were commissioned.
- Start of operation of power plants in Turkey, Egypt and Mexico.
- Studies for Gas to Liquids projects in the Middle East progressed.
- Portfolio divestments in Europe, Asia and North America.

Oil Products



Paul Skinner
Chief Executive

- Extended the Group's lead in global unit earnings over key competitors in an extremely challenging business environment.
- Further expanded the introduction of differentiated retail fuels and maintained world-leading share of brand preference among motorists.
- Completed the acquisition of Pennzoil-Quaker State Company; and Texaco interests in the Equilon and Motiva joint ventures in the USA.
- Moved to 100% ownership of the 50:50 joint venture with RWE-DEA in Germany.
- Progressed the capture of synergies and benefits from recent acquisitions and made further reductions in operating costs.
- Awarded Armbrust "World's Best Jet Fuel Marketer" for the third time in five years.

Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids to provide clean fuels.

Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Chemicals

Jeroen van der Veer
Chief Executive

- Established a single marketing and supply company for Europe designed to improve speed and efficiency for customers and suppliers.
- Focused on growth and costs, exceeding 3% reduction in underlying unit costs.
- Decision to proceed with construction of the $4.3 billion Nanhai petrochemicals complex in southern China.
- Completed a new olefins and alcohols unit at the Geismar plant in Louisiana, consolidating an industry leadership position in these products.
- Strengthened the portfolio through the completion of a styrene monomer/ propylene oxide business unit in Singapore, and a benzene plant at Moerdijk, the Netherlands.

Renewables

Karen de Segundo
Chief Executive

- Acquired the Siemens Solar business making the Group's Renewables business one of the largest global solar enterprises.
- Integration of the product portfolios and sales networks is now complete giving Shell a solar presence in over 90 countries.
- In rural solar electrification new business was secured in China; and in Sri Lanka over 15,000 customers are now connected.
- In wind energy two new wind parks were commissioned in California bringing the overall portfolio to 240MW.
- Business development activity is bringing forward wind projects in Europe where Renewables plans to be a major player, especially in the offshore market.

Other Activities:

Shell Consumer

- Expansion of the car servicing business including the purchase of Max Auto Express, the leading fast-fit network in Thailand.

Shell Hydrogen

- Strengthened the hydrogen technology portfolio through the acquisition of an equity stake in QuestAir Technologies Inc, Canada, which develops hydrogen purification systems.
- Partnership project in Japan to build Tokyo's first hydrogen refueling station.

Shell Trading

- Established a significant presence in the US oil market after the Group's acquisition of Texaco interests in the Equilon and Motiva joint ventures.

— Oil pipeline
— Gas pipeline
— Electricity
Feedstock


Shell

Produces and sells petrochemical building blocks and polyolefins globally.

Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other Activities include: Shell Consumer, Shell Hydrogen and Shell Trading.

The Boards of the Parent Companies

The members of the Supervisory Board and the Board of Management of Royal Dutch Petroleum Company and the Directors and Managing Directors of The "Shell" Transport and Trading Company, p.l.c. meet regularly during the year to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.


Sir Philip Watts


Jeroen van der Veer


Teymour Alireza

Shell Transport Board of Directors

Sir Philip Watts
Chairman and Managing Director

Paul Skinner
Managing Director

Teymour Alireza
Sir Peter Burt
Dr Eileen Buttle
Luis Giusti
Nina Henderson
Sir Peter Job
Sir John Kerr
Sir Mark Moody-Stuart
Lord Oxburgh

Royal Dutch Supervisory Board

Aad Jacobs
Chairman

Maarten van den Bergh
Jonkheer Aarnout Loudon
Professor Hubert Markl
Professor Joachim Milberg
Lawrence Ricciardi
Henny de Ruiter
Jan Timmer

Royal Dutch Board of Management

Jeroen van der Veer
President and Managing Director

Malcolm Brinded
Managing Director

Walter van de Vijver
Managing Director


Luis Giusti


Jonkheer Aarnout Loudon


Lawrence Ricciardi



Maarten van den Bergh



Malcolm Brinded



Sir Peter Burt

Dr Eileen Buttle





Nina Henderson



Aad Jacobs





Sir Peter Job



Sir John Kerr



Professor Hubert Markl



Professor Joachim Milberg



Sir Mark Moody-Stuart



Lord Oxburgh



Henny de Ruiter



Paul Skinner



Jan Timmer



Walter van de Vijver

Group Managing Directors and Principal Executives

The members of the Board of Management of Royal Dutch and the Managing Directors of Shell Transport are also members of the Presidium of the Board of Directors of Shell Petroleum N.V. and Managing Directors of The Shell Petroleum Company Limited (the Group Holding Companies).

They are generally known as Group Managing Directors and are also appointed to the Committee of Managing Directors (CMD), which considers and develops objectives and long-term plans.

Group Managing Directors	Business and functional responsibilities	Geographical responsibilities	Principal executives	
Sir Philip Watts Chairman of CMD	Finance Human Resources International Directorate Legal Strategic Planning, Sustainable Development and External Affairs	USA	**Finance** Judy Boynton Director Tim Morrison Controller Neil Gaskell Treasurer Patrick Ellingsworth Taxation **Human Resources** John Hofmeister Director	**International Directorate** John Withrington Director **Legal** Pieter Folmer Director **Strategic Planning, Sustainable Development and External Affairs** Lynn Elsenhans Director
Jeroen van der Veer Vice-Chairman of CMD	Chemicals Renewables Shell Hydrogen Group Research	Balkans and Caspian Middle East North Africa Russia South Asia	**Chemicals** Jeroen van der Veer* Chief Executive Fran Keeth Rosemarie Mecca Scott Roberts James Smith Neil Sullivan Mike Wilkinson Rein Willems	**Renewables** Karen de Segundo Chief Executive **Shell Hydrogen** Don Huberts Chief Executive **Group Research** Peter Kwant Group Research Advisor
Malcolm Brinded	Gas & Power Shell Trading Information Technology	Australasia East Asia	**Gas & Power** Linda Cook Chief Executive Renger Bierema Michael O'Callaghan Marvin Odum Guy Outen Ann Pickard Liz Rayner Charles Watson Peter de Wit	**Shell Trading** Mike Warwick President **Information Technology** Mike Rose Group Chief Information Officer
Paul Skinner	Oil Products Shell Consumer	Canada Europe	**Oil Products** Paul Skinner Chief Executive David Beer Ron Blakely Greg Lewin Haw-Kuang Lim Adrian Loader	Hugh Mitchell Rob Routs Leslie Van de Walle Mark Williams John Wills **Shell Consumer** Charles Harrison Chief Executive
Walter van de Vijver	Exploration and Production Contracting and Procurement	Central America South America Sub-Saharan Africa	**Exploration and Production** Walter van de Vijver Chief Executive Matthias Bichsel Lorin Brass Frank Coopman John Darley Carol Dubnicki	Dominique Gardy Zaharuddin Megat Bob Sprague Brian Ward **Contracting and Procurement** Kees Linse Head of Contracting and Procurement

* Jeroen van der Veer succeeded Evert Henkes as Chief Executive in January 2003.

Shell Around the World

The following key indicates the nature of the operations carried out during the year in each listed country or territory:

- Exploration
- Production
- Downstream natural gas/ power generation
- Refining
- Marketing – Oil Products
- Chemicals – manufacturing/marketing
- Renewables
- Consumer
- Hydrogen
- Trading

With over 115,000 employees in more than 145 countries and territories around the world, the companies that comprise the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals, Renewables and Other Activities.


Shell

Europe

Austria
Belgium
Bulgaria
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Gibraltar
Greece
Hungary
Iceland
Ireland, Republic of
Italy
Latvia
Lithuania
Luxembourg
Netherlands
Norway
Poland
Portugal
Romania
Slovak Republic
Slovenia
Spain
Sweden
Switzerland
Turkey
United Kingdom
Yugoslavia

Commonwealth of Independent States

Azerbaijan
Kazakhstan
Russia
Turkmenistan
Ukraine

Africa

Angola
Benin
Botswana
Burkina Faso
Cameroon
Cape Verde Islands
Congo
Côte d'Ivoire
Democratic Republic of Congo
Djibouti
Egypt
Eritrea
Ethiopia
Gabon
The Gambia
Ghana
Guinea
Guinea-Bissau
Kenya
Lesotho
Madagascar
Mali
Mauritius
Morocco
Mozambique
Namibia
Nigeria
Réunion
Rwanda
Senegal
South Africa
Sudan
Swaziland
Tanzania
Togo
Tunisia
Uganda
Zimbabwe

Middle East and South Asia

Bangladesh
India
Iran
Jordan
Oman
Pakistan
Saudi Arabia
Sri Lanka
Syria
United Arab Emirates
Yemen

Asia Pacific

Australia
Brunei
Cambodia
China
Cook Islands
Fiji
Guam
Indonesia
Japan
Laos
Malaysia
New Caledonia
New Zealand
Noumea
Palau
Papua New Guinea
Philippines
Saipan
Singapore
South Korea
Taiwan
Thailand
Tonga
Vanuatu
Vietnam

Americas

Argentina
Bahamas
Barbados
Belize
Bermuda
Bolivia
Brazil
British Antilles
Canada
Chile
Colombia
Costa Rica
Dominican Republic
Ecuador
El Salvador
French Antilles & Guiana
Grenada
Guatemala
Guyana
Haiti
Honduras
Jamaica
Mexico
Netherlands Antilles
Nicaragua
Panama
Paraguay
Peru
Puerto Rico
St. Kitts and Nevis
St. Lucia
St. Vincent
Surinam
Trinidad and Tobago
Uruguay
USA
Venezuela

Strategic Direction

The Group aims to be the world leader in energy and petrochemicals. We intend to deliver superior total shareholder returns in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio;
- a gradual shift towards gas as the fuel of choice;
- profitable growth and cash generation in Oil Products and Chemicals;
- development of a material new income stream; and
- increased exposure in North America, Asia and offshore Africa.

Financial targets underpin this portfolio direction. A key financial objective is to deliver a level of return, at a $16/bbl Brent oil price, that enables the Group to generate enough cash to fund the current dividend and to re-invest in attractive projects at a rate that ensures future dividend growth.


Exploration and Production
Gas & Power
Oil Products
Shell
Chemicals
Renewables and Other Activities

Strategy	Outlook
Maintaining growth in long-term value and delivering profitability will continue to be key priorities. These will be delivered through focus on cost leadership, technical and operational excellence, investment discipline, active portfolio management and production growth. There will also be increased emphasis on globalising our processes and reinforcing personal accountability. We will use the quality of our business relationships, technology and people to obtain maximum competitive advantage. This will help to position Shell as the preferred partner for both resource holders and other industry players.	Oil demand has been static for the past two years, and limited global economic recovery in 2003 is expected to lead to only a modest increase in demand. Continuing political and economic uncertainty means crude oil prices are likely to remain volatile. Gas demand, particularly for power generation, is expected to continue to grow, but will reflect weak economic conditions in most major markets. Natural gas prices in the USA are expected to remain above historic pre-2000 levels, whilst prices in other major markets are expected to retain an oil price linkage.
The advantages of natural gas as a clean and efficient fuel will continue to drive growth and offer business opportunities. Gas & Power will increase its business value and maintain its industry-leading positions, especially in LNG, through leveraging upstream positions, market access and cost leadership. The business will continue to develop new technologies and make selective enabling investments in midstream and power generation. Marketing and trading activities will be expanded in liberalising markets to maximise the value of equity gas.	The rate of growth for natural gas demand is expected to continue to outstrip that of oil over the next decade. In the near term however, new demand for natural gas and gas-fired power generation will remain weak in some markets, due to economic conditions and uncertainty. Longer term, natural gas remains the environmentally preferred fuel for power generation and will also be used in conversion to ultra-clean liquid fuels. The outlook for LNG demand is promising, especially given the potential for increased access to the North American market. The downstream gas and power business environment is complex and changing rapidly. Liberalisation and the collapse of many key industry players are creating challenges and opportunities for businesses like Gas & Power.
Continue to focus on ways of meeting the needs of millions of Shell customers around the world. Accelerate the roll-out of innovative customer offerings including differentiated retail fuels. Progress the capture of synergies and benefits from the acquisitions of the Pennzoil-Quaker State Company and Texaco assets in the USA, and DEA in Germany. Pursue cost-reduction programmes while remaining committed to further improvement in environmental performance and continued development of the employee talent base.	A small increase in global oil demand is expected in 2003, although this is dependent on the pace of world economic recovery, and in particular the situation in the USA. Continued economic recovery would be expected to lead to modest improvements in refining margins in the USA and Europe from the low levels of 2002. Refining margin levels in Asia Pacific are likely to continue to be depressed by surplus refinery capacity in the region. Marketing margins will remain subject to competitive pressures in individual markets and to the direction of oil price and exchange rate movements.
Through simplified global processes, Shell chemical companies are seeking to be the best all round long-term performers in petrochemicals. Portfolio actions will be tightly focused on petrochemicals building blocks and polyolefins. Lower total delivered cost will be achieved through a combination of advantaged feed, scale, integration and technology. Customer value propositions will be enhanced through global reach and e-business. The commitment to contribute to sustainable development will be maintained to ensure longer-term value creation.	Industry conditions are expected to improve from some of the toughest in 20 years. Operating rates were at historically low levels in 2001 with some recovery in 2002. The outlook remains volatile and further improvement in 2003 will depend upon global economic growth leading to higher product demand against a background of limited investment in additional industry capacity. The Asia Pacific region remains the main source of greatest anticipated growth. Enhanced customer service, low cost and volume growth remain the central contributors to business resilience in a demanding climate.
Renewables will continue to participate in the development of renewable sources of energy with a focus on solar and wind, positioning the Group for competitive advantage when these technologies become material energy sources. Shell Consumer, reorganised at the beginning of 2002, seeks to leverage the Shell brand more widely in the consumer market, with the objective of creating new income streams and of supporting the Group's established businesses with innovative consumer and financial products. The Hydrogen business works to develop technology that could allow hydrogen and fuel cells to become commercially attractive.	Renewables expects wind energy and solar to continue to grow at over 15% per annum as they have done over the last 10 years, driven by market support programmes which favour indigenous production of emission-free energy sources. Shell Consumer sees opportunities to build on the expanded car servicing and retail energy businesses, and to develop a broader range of offerings around credit cards and other consumer products. Shell Hydrogen is supporting projects to develop hydrogen vehicles and technological improvements in the storage of hydrogen, which could help to make it a more commercially attractive fuel.

Summary Operational and Financial Review

Summary of Group Results

Financial Results			$ million
	2002	2001	2000
Net income	**9,419**	10,852	12,719
Change	**-13%**	-15%	+48%
Earnings on an estimated current cost of supplies (CCS) basis	**8,922**	11,552	12,364
Change	**-23%**	-7%	+64%
Special credits/(charges)	**(296)**	(432)	(747)
Adjusted CCS earnings[a]	**9,218**	11,984	13,111
Change	**-23%**	-9%	+85%

a Earnings on an estimated CCS basis excluding special items.

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for special items, being those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

The Group's adjusted CCS earnings for the year were $9,218 million, showing a 23% decline on 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were substantially affected in Gas & Power by lower LNG prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals' earnings were sharply up reflecting improved volumes and margins, lower costs and an incremental fiscal benefit of $37 million. The target of reducing underlying unit costs by 3% was exceeded by $100 million, with total actual savings of over $600 million. Reported net income fell by 13% to $9,419 million including net special charges of $296 million.

Four major acquisitions were completed; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco's interests in Equilon and Motiva. Total investment in these acquisitions, including acquired debt, was over $16 billion. Excellent progress has been made on realising the benefits of synergies, with approximately $370 million delivered in 2002.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. The return on average capital employed on a CCS earnings basis was 14.0%. At the end of the year, the debt ratio was 23.6% and cash, cash equivalents and short-term securities amounted to $1.6 billion.

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

In Gas & Power, the LNG business continued to grow delivering record volumes, although lower prices led to a decline in earnings. Global demand for LNG remained firm and expansion of existing projects and the securing of long-term supply contracts, especially in Asia Pacific, will provide for future growth.

Industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude prices. The outlook for refining margins in 2003 is uncertain and dependent on crude supply and the pace of global economic recovery. Integration of the Texaco interests and Pennzoil-Quaker State is vital to realising the potential of Oil Products in the USA.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago. The outlook for Chemicals is mixed and will depend on economic recovery and improvement in consumer confidence levels.

Crude oil prices

Brent Blend: average monthly spot prices

$ per barrel


35
30
25
20
15
10
5
0
93 94 95 96 97 98 99 00 01 02

Segment earnings on a CCS basis

$ million


12,364
11,552
8,922
7,561
901
12,000
10,000
8,000
6,000
4,000
2,000
0
(2,000)
98 99 00 01 02
Exploration and Production
Gas & Power
Oil Products

Chemicals
Corporate, Other and Minority interests

Gross sales proceeds

$ billion


236
192
177
150
138
250
200
150
100
50
0
98 99 00 01 02

Exploration and Production
Gas & Power
Oil Products

Chemicals
Corporate and Other

Report of the Independent Auditors

To Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

We have reviewed the Summary Financial Statements, set out on pages 21 and 22, which have been derived from the full 2002 Financial Statements of the Royal Dutch/Shell Group of Companies. The preparation of Summary Financial Statements is the responsibility of management.

Based on our review, we confirm that the Summary Financial Statements are consistent in all material respects with the full 2002 Financial Statements of the Royal Dutch/Shell Group of Companies which we have audited in accordance with generally accepted auditing standards in the Netherlands and the United States and on which we have issued an unqualified opinion dated March 5, 2003.

KPMG Accountants N.V., The Hague

PricewaterhouseCoopers LLP, London
March 5, 2003

Summary Financial Statements

These Summary Financial Statements are an abridged version of the Financial Statements of the Royal Dutch/Shell Group of Companies. They do not contain sufficient information to allow a thorough understanding of the Financial Statements and the state of affairs of the Royal Dutch/Shell Group of Companies. For further information, consult the full Annual Report and Accounts, a copy of which may be obtained free on request. (See back cover for contact addresses.)

Summarised Statement of Income			$ million
	2002	2001	2000
Sales proceeds	**235,598**	177,281	191,511
Sales taxes, excise duties and similar levies	**56,167**	42,070	42,365
Net proceeds	**179,431**	135,211	149,146
Cost of sales	**151,214**	107,839	118,328
Gross profit	**28,217**	27,372	30,818
Selling and distribution expenses	**9,954**	7,898	7,896
Administrative expenses	**1,601**	1,244	1,137
Exploration	**991**	882	755
Research and development	**472**	387	389
Operating profit of Group companies	**15,199**	16,961	20,641
Share of operating profit of associated companies	**2,624**	3,041	3,859
Operating profit	**17,823**	20,002	24,500
Interest and other income	**758**	1,059	974
Interest expense	**1,364**	1,133	1,324
Currency exchange gains/(losses)	**(23)**	(30)	(114)
Income before taxation	**17,194**	19,898	24,036
Taxation	**7,617**	8,694	11,273
Income after taxation	**9,577**	11,204	12,763
Income applicable to minority interests	**158**	352	44
Net income	**9,419**	10,852	12,719

Summarised Statement of Assets and Liabilities

$ million

	Dec 31 2002	Dec 31 2001
Fixed assets	**104,846**	73,349
Other long-term assets	**7,299**	7,716
Current assets		
Inventories	**10,298**	6,341
Accounts receivable	**28,687**	17,467
Short-term securities	**5**	–
Cash and cash equivalents	**1,556**	6,670
Total current assets	**40,546**	30,478
Current liabilities: amounts due within one year		
Short-term debt	**12,874**	3,988
Accounts payable and accrued liabilities	**32,078**	18,884
Taxes payable	**5,010**	4,494
Dividends payable to Parent Companies	**5,153**	6,101
Total current liabilities	**55,115**	33,467
Long-term liabilities (including long-term debt)	**12,935**	6,347
Provisions	**21,015**	12,092
Minority interests	**3,562**	3,477
Net assets	**60,064**	56,160

Parent Companies' Interest in Group Net Assets

$ million

	2002	2001
Net assets at December 31	**60,064**	56,160
Applicable to:		
Royal Dutch (60%)	**36,038**	33,696
Shell Transport (40%)	**24,026**	22,464

Summarised Statement of Cash Flows

$ million

	2002	2001	2000
Cash flow provided by operating activities			
Net income	**9,419**	10,852	12,719
Depreciation, depletion and amortisation	**8,454**	6,117	7,885
Profit on sale of assets	**(367)**	(133)	(1,026)
Decrease/(increase) in net working capital	**(1,047)**	356	(569)
Other	**(94)**	(259)	(650)
	16,365	16,933	18,359
Cash flow used in investing activities			
Capital expenditure, including acquisitions	**(21,109)**	(9,626)	(6,209)
Proceeds from sale of assets	**1,099**	1,265	3,852
Other	**(705)**	(747)	786
	(20,715)	(9,108)	(1,571)
Cash flow used in financing activities			
Net increase/(decrease) in long-term debt	**(343)**	(935)	(331)
Net increase/(decrease) in short-term debt	**7,058**	(794)	(3,271)
Change in minority interests	**421**	(206)	(22)
Dividends paid to:			
Parent Companies	**(6,961)**	(9,406)	(5,239)
minority interests	**(228)**	(221)	(262)
	(53)	(11,562)	(9,125)
Parent Companies' shares: net sales/(purchases) and dividends received	**(864)**	(773)	(200)
Currency translation differences relating to cash and cash equivalents	**153**	(251)	(75)
Increase/(decrease) in cash and cash equivalents	**(5,114)**	(4,761)	7,388
Cash and cash equivalents at January 1	**6,670**	11,431	4,043
Cash and cash equivalents at December 31	**1,556**	6,670	11,431

Supplementary Information

Nature of the Summary Financial Statements

The Summary Financial Statements have been derived from the Financial Statements of the Royal Dutch/Shell Group of Companies. Those Financial Statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles in the Netherlands and the USA.

The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence. Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Certain joint ventures are taken up in the Financial Statements in proportion to the relevant Group interest.

Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies' interest in Group net assets.

Earnings by industry segment			$ million
	2002	2001	2000
Exploration and Production	**6,997**	8,023	10,059
Gas & Power	**774**	1,226	112
Oil Products	**2,178**	2,332	2,437
Chemicals	**489**	230	992
Corporate and Other	**(861)**	(607)	(837)
Minority interests	**(158)**	(352)	(44)
Net income	**9,419**	10,852	12,719

Capital investment			$ million
	2002	2001	2000
Capital expenditure, including acquisitions			
Exploration and Production	**13,146**	6,875	3,801
Gas & Power	**471**	313	288
Oil Products	**7,653**	1,462	1,258
Chemicals	**680**	685	726
Corporate and Other	**494**	291	136
	22,444	9,626	6,209
Exploration expense	**915**	857	753
New equity investments in associated companies	**684**	704	605
New loans to associated companies	**605**	370	556
Other investments	**-**	224	414
	24,648	11,781	8,537

Oil and gas reserves

Estimated net proved developed and undeveloped oil and gas reserves including the Group share of associated companies are set out below:

Crude oil and natural gas liquids			million barrels
	2002	2001	2000
Europe	**1,637**	1,106	1,174
Other Eastern Hemisphere	**6,706**	6,756	6,915
USA	**1,133**	1,031	1,052
Other Western Hemisphere	**657**	576	610
Total at December 31	**10,133**	9,469	9,751

Natural gas			thousand million standard cubic feet
	2002	2001	2000
Europe	**23,660**	23,770	23,857
Other Eastern Hemisphere	**23,044**	25,233	25,431
USA	**3,895**	3,709	3,489
Other Western Hemisphere	**2,839**	3,117	3,506
Total at December 31	**53,438**	55,829	56,283

Operational data

Crude oil production			thousand barrels daily
(including Group share of associated companies)	**2002**	2001	2000
Europe	**696**	547	613
Other Eastern Hemisphere	**1,130**	1,159	1,137
USA	**442**	411	417
Other Western Hemisphere	**104**	103	107
	2,372	2,220	2,274

Natural gas production available for sale			million standard cubic feet daily
(including Group share of associated companies)	**2002**	2001	2000
Europe	**3,667**	3,684	3,515
Other Eastern Hemisphere	**3,403**	3,066	2,424
USA	**1,679**	1,598	1,644
Other Western Hemisphere	**674**	661	629
	9,423	9,009	8,212

Liquefied natural gas (LNG)			million tonnes
	2002	2001	2000
Global equity LNG sales volume	**9.1**	8.9	7.5

Refinery processing intake[a]			thousand barrels daily
	2002	2001	2000
Europe	**1,761**	1,358	1,394
Other Eastern Hemisphere	**941**	1,018	971
USA	**1,064**	663	198
Other Western Hemisphere	**318**	361	360
	4,084	3,400	2,923

Oil sales[a]			thousand barrels daily
	2002	2001	2000
Gasolines	**2,786**	2,113	1,794
Kerosines	**782**	668	542
Gas/diesel oils	**2,295**	1,948	1,731
Fuel oil	**758**	707	723
Other products	**778**	707	784
Total oil products	**7,399**	6,143	5,574
Crude oil	**5,025**	4,461	3,279
	12,424	10,604	8,853

Chemicals sales: net proceeds			$ million
	2002	2001	2000
Europe	**4,086**	3,721	5,657
Other Eastern Hemisphere	**2,192**	1,659	1,921
USA	**4,710**	4,950	7,095
Other Western Hemisphere	**502**	286	532
	11,490	10,616	15,205

a Basis of reporting in 2002 has been changed to include 100% of Equilon and 50% of Motiva sales to third parties and to represent only Oil Products volumes; 2001: reported on a similar basis using ownership interest prevailing at that time; 2000: not restated and the Group share of Equilon and Motiva volumes was reported separately.

Shareholder Information

Annual General Meeting

The 105th Annual General Meeting of The "Shell" Transport and Trading Company, p.l.c. will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Wednesday April 23, 2003 at 11:00 a.m. The Notice convening the Meeting is enclosed.

Shareholder base

The estimated geographical distribution of shareholdings in the Parent Companies at the end of 2002 was:

Shareholder base			%
	Royal Dutch	Shell Transport	Combined
Continental Europe	69	*	42
United Kingdom	1	97	39
USA	30	3	19
Others	*	*	*
	100	100	100

Data based on registered ownership records.
* Less than 1%.

Share prices

London Stock Exchange	pence per 25p Ordinary share				
	2002	2001	2000	1999	1998
Highest	**543**	638	627	541	464
Lowest	**361**	430	412	304	316
Year-end	**409**	472	549	515	369

New York Stock Exchange	dollars per New York Share[a]				
	2002	2001	2000	1999	1998
Highest	**47.33**	53.65	54.06	52.56	46.50
Lowest	**34.02**	38.72	40.00	30.50	31.00
Year-end	**38.92**	41.45	49.38	49.00	37.19

a One New York Share = six 25p Ordinary shares.

Capital gains tax

For the purposes of United Kingdom capital gains tax, the market values of the Company's shares were:

	April 6, 1965	March 31, 1982
Ordinary shares of 25p each		
Registered	9.17p	41.67p
Bearer	9.24p	42.11p
First Preference shares of £1 each	78.75p	37.50p
Second Preference shares of £1 each	97.81p	49.50p

All share data on this page have been restated where necessary to reflect all capitalisation issues since the relevant date.

Earnings and dividends

	pence per 25p Ordinary share				
	2002	2001	2000	1999	1998
Dividends					
Interim	**5.95**	5.85	5.7	5.5	5.3
Final	**9.30[a]**	8.95	8.9	8.5	8.2
	15.25	14.80	14.6	14.0	13.5
Earnings	**25.9**	30.7	33.8	21.4	0.5
Adjusted CCS earnings (pro forma)[b]	**25.2**	33.9	34.9	17.6	12.2
Net assets[c]	**166.3**	173.5	166.0	142.4	135.0

a Proposed final dividend, subject to approval at the Annual General Meeting of the Company on April 23, 2003. The final dividend will be paid on May 6, 2003 to Members on the Register on April 4, 2003 and to holders of Bearer Warrants who surrender Coupon No. 211.

b Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40. For the purpose of this pro forma calculation, adjusted current cost of supplies (CCS) earnings are also shared in the proportion 60:40.

c Based on Ordinary shares in issue at December 31.

	dollars per New York Share[a]				
	2002	2001	2000	1999	1998
Dividends					
Interim	**0.52**	0.51	0.48	0.54	0.53
Final	b	0.78	0.76	0.77	0.80
	b	1.29	1.24	1.31	1.33
Earnings	**2.33**	2.65	3.07	2.07	0.05
Adjusted CCS earnings (pro forma)[c]	**2.28**	2.93	3.16	1.71	1.21
Net assets[d]	**16.05**	15.09	14.89	13.83	13.44

a One New York Share = six 25p Ordinary shares.

The current Double Taxation Conventions between the United Kingdom and the United States of America and Canada provide for the payment to qualifying United States and Canadian residents of an amount equal to the relevant tax credit, less United Kingdom income tax at the rate of 15% on the sum of the dividend and the tax credit. The final dividend of 2002 will have a tax credit of 10/90ths. In this case, the withholding tax at 15% would be more than the tax credit, and consequently the payment is treated as being reduced to zero. The tax authorities in the United States have ruled that US shareholders may elect to be treated as having received a gross dividend equal to the net dividend plus the tax credit of 10/90ths and claim a foreign tax credit for the 10/90ths which is treated as tax paid in the UK.

The 1998 interim dividend was paid as a foreign income dividend and consequently did not carry a tax credit. United States and Canadian resident shareholders were therefore not entitled to receive any additional amount under the terms of the respective Double Taxation Conventions in respect of this dividend.

b The 2002 final dividend in dollars will be determined by the dollar/sterling exchange rate ruling on May 6, 2003.

c Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40. For the purpose of this pro forma calculation, adjusted current cost of supplies (CCS) earnings are also shared in the proportion 60:40.

d Based on Ordinary shares in issue at December 31.

Indexed share price
Shell Transport/FTSE 100 Index



FTSE 100
Shell Transport
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Indexed share price
Shell Transport ADR/Standard & Poor's 500 Index



S&P 500
Shell Transport
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Total shareholder return[a] 1993–2002
%



BP
17.59
Total
16.27
Shell Transport
13.05
ExxonMobil
12.07
ChevronTexaco
10.43
0
5
10
15
20

a Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for ChevronTexaco, ExxonMobil and Total before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

Financial calendar

Financial year ends	December 31, 2002

Announcements

Full-year results for 2002	February 6, 2003
First quarter results for 2003	May 2, 2003*
Second quarter results for 2003	July 24, 2003*
Third quarter results for 2003	October 23, 2003*

Dividends – Ordinary shares (UK Register)

2002 Final

Proposed dividend announced	February 6, 2003
Ex-dividend date	April 2, 2003
Record date	April 4, 2003
Payment date	May 6, 2003

2003 Interim

Announced	July 24, 2003*
Ex-dividend date	August 13, 2003*
Record date	August 15, 2003*
Payment date	September 17, 2003*

Dividends – ADRs (New York Register)

2002 Final

Proposed dividend announced	February 6, 2003
Ex-dividend date	April 2, 2003
Record date	April 4, 2003
Payment date	May 12, 2003

2003 Interim

Announced	July 24, 2003*
Ex-dividend date	August 13, 2003*
Record date	August 15, 2003*
Payment date	September 23, 2003*

Dividends – Preference shares: Payment dates

5½% First Preference shares	April 1 and October 1
7% Second Preference shares	February 1 and August 1

Annual Report and Accounts 2002 and The Shell Report 2002

Publication	March 21, 2003
Annual General Meeting	April 23, 2003

* The dates shown are provisional and subject to final confirmation.

Dividend Reinvestment Plan

The last day for receipt of applications to join or leave the Dividend Reinvestment Plan in respect of the final dividend payable on May 6, 2003 is April 10, 2003. Share certificates for shares purchased under the Plan on the payment date will be dispatched to shareholders on May 16, 2003.

Registered Office

The "Shell" Transport and Trading Company, p.l.c.
Shell Centre London SE1 7NA
Registered in England No. 54485

Share Registrar

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Freephone: 0800 169 1679 (UK only)
Tel: +44 (0) 121 433 8000
Fax: +44 (0) 1903 833168
Website: **www.shareview.co.uk**
for online information about your holding. (Shareholder reference number will be required – shown on your share certificates and tax vouchers.)

American Depositary Receipts (ADRs)

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, USA
Tel: 888 269 2377 (USA only)
+1 610 312 5315 (international)
E-mail: shareowner-svcs@bankofny.com
Website: **www.adrbny.com**

Royal Dutch/Shell Group activities and policies

Group Communications
Shell International Limited
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 2323

Shell customer services in the UK

Shell Customer Service Centre
Rowlandsway House
Rowlandsway, Wythenshawe
Manchester M22 5SB
Freephone: 0800 731 8888 (UK only)
Fax: 0161 499 8088 (UK only)

Company Secretary

For any other private shareholder enquiries please write to:
Company Secretary
The "Shell" Transport and Trading Company, p.l.c.
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 3363
Fax: +44 (0)20 7934 5153
E-mail: shelltransport.shareholders@shell.com

Investor Relations

Enquiries from institutional shareholders may be addressed to:

London

Shell International Limited
Group Investor Relations
Shell Centre
London SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
E-mail: ir-london@shell.com

The Hague

Shell International B.V.
Group Investor Relations
PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
E-mail: ir-hague@shell.com

New York

Shell Oil Company
1270 Avenue of the Americas
Suite 2320
New York, NY 10020
USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
E-mail: ir-newyork@shellus.com

For access to investor relations information, visit the website at **www.shell.com/investors**

See addresses on the back cover for requests for publications.

Designed and produced by Williams and Phoa, using Ringmaster®. Printed by Butler and Tanner. Cover photography by John Ross.

The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.


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PSK Division, PO Box 162, 2501 AN The Hague, The Netherlands
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Tel: +44 (0)20 7934 5293 Fax: +44 (0)20 7934 5555

Shell Oil Company
1270 Avenue of the Americas, Suite 2320, New York, NY 10020, USA
Tel: +1 212 218 3113 Fax: +1 212 218 3114

The Annual Report and Accounts is distributed with The Shell Report to provide a broader view of the world of Shell.




Annual Report and Accounts 2002
The Annual Reports of The "Shell" Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company.
Also available at
www.shell.com/annualreport



The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at
www.shell.com/shellreport



Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at
www.shell.com/faoi






Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of The "Shell" Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company.



The Shell Report 2002 Summary
Abridged version of The Shell Report.


Statement of General Business Principles

Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at
www.shell.com/sgbp


Meeting the energy challenge
The Shell Report 2002
Summary

By 2050 the world will double its use of energy. Most growth will be in developing countries, as billions of people escape from poverty. Despite greater efficiencies, demand from developed nations will continue unabated.

The daunting challenge is to satisfy these rising energy needs without damaging health, blighting local environments and threatening vital natural systems. Hence our theme this year: "Meeting the Energy Challenge".

We have asked Mark Malloch Brown, Administrator of the United Nations Development Programme, to give his perspective on the challenge (page 8). And throughout the report we show how Shell is responding, often working with governments, non-governmental organisations, local communities and industry partners.

This, the summary of our sixth annual Shell Report, shows the progress in 2002 of the Royal Dutch/Shell Group of Companies in contributing to sustainable development.

For the first time, we present a new way of reporting and assuring "hot spot" sites and issues. We also provide more in-depth case studies that give an insight into how Shell people are contributing to sustainable development in their daily work.

We hope this report helps you make up your mind about our progress and stimulates your thinking on practical steps that governments, industry and consumers can take to move towards a more sustainable energy system.

Find out more about our work on www.shell.com. Tell us what you think about our progress – and this report – by using the "Tell Shell" system on our website.

Contents

Don't take our word for it

KPMG and PricewaterhouseCoopers LLP, have prepared a report (page 24), summarising the assurance work completed for those elements of the Shell Report as indicated by the following symbols ⊕ ◎ ⊕. For an explanation of these symbols, see page 24. In some cases, independent panels have also examined our performance. We report their comments and findings. "Hot spots" are indicated by this symbol.

Employee sustainable development photography contest

During 2002, we ran a photography competition in partnership with The National Geographic Society. Photographs were received from more than 40 countries on the theme of "sustainable development in action". Several of the entries, indicated by this symbol, are included.

Want to know more?

Read the full Shell Report at **www.shell.com/shellreport**



Dear Stakeholder,

Across the world, concerns about the economic and political climate and the threat of terrorism have all combined to make us feel less secure. In these difficult times it becomes even more important that Shell companies live up to the highest standards. It is also vital that we are not blown off course by short-term pressures. Taking a long-term view is essential to operating in a sustainable manner.

That long-term approach was central to the World Summit on Sustainable Development in Johannesburg. It was a great privilege to be present at the Summit and I am proud of the role played by Shell, and other progressive business leaders, in developing projects that will impact the lives of many people, not least the world's poorest.

One of the clearest messages from the Summit was that meeting future energy demand will be a key challenge over the next fifty years. Global energy demand is expected at least to double and energy producers will need to seek ways of meeting those needs, whilst minimising the effect on the environment and doing business in a socially responsible manner.

That means ensuring our own operations are run efficiently and this report outlines how Shell met its 2002 target on greenhouse gas emissions. It means looking at ways of making cleaner and more efficient fuels from hydrocarbons. Our investment in natural gas projects will play a major role in this respect. We also continue to work actively to make solar and wind power competitive and support the development of an infrastructure for hydrogen fuels.

Our commitment to contribute to sustainable development is not a cosmetic public relations exercise. We believe that sustainable development is good for business and business is good for sustainable development. Last year's financial results were encouraging, in a very difficult business environment. However, the corporate scandals of the past year underlined that good financial performance must be accompanied by the highest standards of governance. Shell's Business Principles assurance process ensures we meet and maintain those standards.

At the heart of those principles is respect for our staff and their safety. The helicopter crash in the North Sea and a number of fatalities in road accidents showed the need for constant vigilance to ensure that our operations are as safe as possible.

We have always been determined that the Shell Report should openly and honestly outline our performance. It shows that we have performed well this year, but we know there is still more to be done to ensure that sustainable development objectives are delivered consistently across all our operations.

The lesson of the Johannesburg Summit was that business can really make a difference. I am committed to ensuring that we continue to use all our skills to live up to those expectations, both in the way we run our business and in the contribution we make to the wider communities in which we work.

Yours sincerely,

Phil Watts

Sir Philip Watts
Chairman of the Committee of Managing Directors

The year at a glance

Performance

Economic performance

- Earnings of $9.2 billion
- Return on average capital employed (ROACE) of 14%
- $25 billion of capital investment, including $11 billion in key acquisitions
- Highest hydrocarbon production in recent history of 4 million barrels of oil equivalent per day
- Motorists rank Shell top brand for sixth year running

Environmental performance

- 2002 greenhouse gas emissions reduction target met
- Phase out of continuous gas venting nearly completed
- Improved spills performance

Social performance

- Mixed performance on safety
- Highest overall reputation within the energy sector
- Increasing involvement in international public-private partnerships
- More staff feel respected by Shell
- Progress towards senior leadership gender target

Highlights and lowlights

Global sustainable development awards
Shell was ranked top of the energy sector in the **Dow Jones Sustainability Index.** The index tracks the financial performance of companies that have made sustainability a key driver of business strategy.

The Malampaya Deepwater Gas-to-Power project in the Philippines won a **Partnerships Award** – sponsored by the UN Environment Programme and the International Chamber of Commerce – for its approach to sustainable development.

World Summit on Sustainable Development
The business community was a full participant at the World Summit on Sustainable Development (WSSD) in South Africa. Shell was well represented and helped to launch **several new public-private partnerships**.


ICC
BUSINESS ACTION
Sir Philip Watts welcomes Kofi Annan to the Business Day at the WSSD.

Building capacity
The Shell Foundation and World Resources Institute established the **WRI Center for Transport and the Environment** (called EMBARQ) to encourage sustainable solutions to urban transport.

The **Shell Center for Sustainability** was established at Houston's Rice University and Shell companies in Norway and the UK established **sustainable development professorships** at local universities.

Resolving differences at Norco
A Joint Statement of Success was signed by the **Norco** refinery and petrochemical plant in Louisiana, USA and the local community. It recognised the steps taken to meet concerns about the plant's environmental and social performance.

Loss of life
Fifty-three Shell employees and contractors lost their lives at work during 2002. Eleven died when a helicopter crashed in the North Sea.

Security
Shell companies in 13 countries experienced significant security incidents, including war, civil unrest or violent crimes. In particular, security incidents at operations in the **Niger Delta** remain a concern. Significant efforts continue to protect Shell people and assets against potential threats, including terrorism.

Dealing with legacies
Plans were progressed with local authorities to clean up two sites contaminated with pesticides from previous operations – **Paulinia and Ipiranga** in Brazil.

External criticism and protests
Shell was the subject of criticism and received a **"Greenwash award"** from pressure groups at the WSSD.

There were local community protests about the environmental performance of the **SAPREF refinery** in South Africa, a Shell joint venture (Group interest 50%) (page 23).

Meeting the energy challenge

A year of acquisitions
Enterprise Oil was bought, boosting production in the North Sea and bringing forward our first oil production in Brazil to 2003.



Enterprise Oil's Nelson platform in the North Sea.

Pennzoil-Quaker State Company, the leading marketer of passenger car motor oils in the USA, was acquired, making Shell a global leader in lubricants.

Shell completed the acquisition of Texaco interests in the **Equilon** and **Motiva** joint ventures in the USA, the latter in conjunction with Saudi Refining Inc. A major programme to rebrand Texaco stations to Shell has been launched and integration and best practice sharing with the rest of Shell are being actively pursued.

Shell purchased its partner's 50% share in the **Shell and DEA Oil** joint venture, which has interests in five refineries – including two which are integrated with ethylene crackers – and some 3,000 service stations in Germany.

Shift to gas
Go ahead was given for a $3.5 billion (Group interest 25.6%) investment to expand the **Nigeria Liquefied Natural Gas** (NLNG) project (page 18).

In Venezuela, Shell was chosen to partner with PDVSA and Mitsubishi Corporation in the planned $2.7 billion **Mariscal Sucre LNG project**.

The **North West Shelf** Joint Venture in Australia (Group interest 22%) was selected to supply over three million tonnes a year of LNG to China through the Guangdong LNG terminal.

Plans were announced to study the feasibility of a **world-scale Gas to Liquids plant in Qatar**, to produce up to 140,000 barrels per day of super-clean oil products from natural gas (page 18).

China
Negotiations moved ahead on the **West-East gas pipeline project** to bring gas to China's fast-growing coastal cities. Together with the UN Development Programme and PetroChina, Shell conducted a social impact survey along the 4,000km route of the proposed gas pipeline (page 22).

Go ahead was given to start building the $4.3 billion (Group interest 50%) **Nanhai petrochemicals complex**. An environmental and social impact assessment based on international standards has been published (page 22).

A contract is being negotiated with **Sinopec** to establish a joint venture retail network of some 500 stations in Eastern China.



West-East gas pipeline project, China.

Tomorrow's energy today
An additional 100 MW of **wind energy** generating capacity was acquired in the USA, bringing our total to 240 MW globally.

Shell Solar became one of the **world's largest solar photovoltaic businesses**, with 13% market share, after buying out the remainder of its joint venture with Siemens and E.On. Tough market conditions and product oversupply led to a decision to close production capacity in the Netherlands and Germany.



Shell Solar supplies additional power for the Munich Trade Fair Centre, Germany.

Shell Hydrogen invested $7 million in a company specialising in **hydrogen purification technology** – vital for future development of fuel cells – and announced plans to build **Tokyo's first hydrogen refueling station**.

Shell took a 22.5% stake in Iogen Energy – a Canadian company with a **promising technology that could lower the cost of converting plant waste into ethanol** for blending with gasoline to reduce greenhouse gas emissions.

What we do

We are a global group of energy and petrochemicals companies, operating in over 145 countries and employing more than 115,000 people.

We are best known to the public for our service stations and for exploring and producing oil and gas on land and at sea. But we deliver a much wider range of energy solutions and petrochemicals to customers. These include transporting and trading oil and gas, marketing natural gas, producing and selling fuel for ships and planes, generating electricity and providing energy efficiency advice.

We also produce and sell petrochemical building blocks to industrial customers globally. These go into plastics, coatings and detergents used to make many modern products like fibres and textiles, insulation, medical equipment and components for lighter, efficient vehicles.

Renewables and Shell Hydrogen are small, but fast-growing businesses investing in making renewable and lower-carbon energy sources competitive for large-scale use.

Shell companies do not produce coal or nuclear power.

- Shell companies produce more than 3.5% of global gas and approximately 3% of the world's oil, similar to other major private oil and gas companies.
- We produce 13% of the world's solar panels.
- Every four seconds a plane is refueled by Shell Aviation.
- In that time, 1,200 cars visit a Shell service station.


Oil pipeline
Gas pipeline
Electricity
Feedstock
Shell
Shell
Optimax
LNG

Exploration and Production
Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Gas & Power
Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids

Oil Products
Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Our strategic direction

We aim to be the world leader in energy and petrochemicals. We intend to deliver **superior total shareholder returns** in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- Growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio
- A gradual shift towards gas as the fuel of choice
- Profitable growth and cash generation in Oil Products and Chemicals
- Development of a material new income stream
- Increased exposure in North America, Asia and offshore Africa.



Shell Hydrogen Fuel Station

Chemicals
Produces and sells petrochemical building blocks and polyolefins globally.

Renewables
Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other activities
Other business activities include: Shell Consumer, Shell Hydrogen and Shell Trading.

How we work

Our values

Our core values of honesty, integrity and respect for people define how we work. These values have been embodied for more than 25 years in our Business Principles which, since 1997, have included a commitment to support human rights and to contribute to sustainable development. The Principles apply to all Shell employees everywhere. We go to great lengths to ensure they are implemented in all Shell-operated companies. We also actively promote our Principles with joint venture partners, contractors and suppliers.

We have three Group-wide policies: our Business Principles (which include our no bribes and no political payments policies); our Health, Safety and Environment (HSE) Policy; and our risk and internal control policy to assess and manage business risks. In addition, we have global standards for important areas of our business covering, for example, governance, financial control and accounting, security, diversity and inclusiveness, environmental management and emissions from our sites, biodiversity, health management and animal testing.

Our internal assurance letter process helps us to monitor whether we are living by our Principles. The executive responsible for each Shell business and country operation must inform our Committee of Managing Directors every year, in writing, whether his or her organisation has acted in line with Group policies and standards. This assurance process was further strengthened in 2002.

Corporate Governance

We are committed to the highest standards of integrity and transparency in corporate governance. Our Parent Companies' Supervisory Boards both have a majority of independent directors and key board committees are headed by non-executives.

Evolving measurement and reporting

We support efforts to develop common measuring and reporting guidelines. For example, we are a charter member of the Global Reporting Initiative (GRI), support the greenhouse gas reporting protocol being developed by the World Business Council for Sustainable Development and the World Resources Institute, and are working with our industry associations on guidance for the oil and gas industry.

Meaningful measuring and reporting should combine quantitative measures with more in-depth reporting on key issues or locations. In 2002, we improved our measurement and reporting along these lines.

Key performance indicators (KPIs). We report here on 11 of our original 16 quantitative measures of our performance worldwide, five more than in 2001. We have also refined our environment and safety KPIs, highlighting the six global environmental and safety parameters that we think reflect Shell's principal worldwide impacts.

The five new KPIs are based on people's views of our performance. Three (treating staff with respect, diversity and inclusiveness in the workplace, and integrity) focus on staff and make use of the third Shell People Survey. The other two new measures (external perception of environmental performance and overall reputation) come out of our new annual Reputation Tracker survey.

Most of the KPIs now in use are aligned with our Shell-wide scorecard. The financial, environmental, safety and diversity indicators all have quantitative improvement targets.

Of the remaining five original KPIs, two have proven more useful as local tools (business alignment and human rights). Two more have become part of our wider social performance management effort (social performance and quality of engagement). We will continue working on the final KPI (innovation) in 2003.

"Hot spot" reporting involves in-depth case studies on some of the most important issues or site level challenges we face. In 2002, we ran a trial with four cases, marked with the following symbol: community development in Nigeria (page 17); Shell and BP SA Petroleum Refineries (SAPREF) in South Africa (page 23); resettlement at the Nanhai petrochemicals complex (page 22); and animal testing (page 23).

External assurance

KPMG and PricewaterhouseCoopers LLP (PwC) continue to provide assurance over those aspects of the report marked with the symbols as explained on page 24. They also play an important role in challenging the entire text and our thinking on reporting. In addition, we have made further progress on a new assurance model suitable for reporting on "hot spot" case studies. It combines assurance over processes and controls by KPMG and PwC with checks on our actual performance by independent experts knowledgeable on the topic. See **www.shell.com/sustain** for an explanation of the assurance work performed in 2002 on our four "hot spot" cases. We will refine this model in 2003.


1995
2000
2005
2010 +

Weaving together economic, environmental and social strands – sustainable development is being integrated into key business practices and the appraisal and reward of individual staff.

Embedding and integrating sustainable development
At this stage, our biggest challenge in operationalising sustainable development is consistent delivery across all of our operations. Below are three areas where we made noteworthy progress in 2002:

Investment proposals for new projects
Before we agree to invest, we require major new projects to meet specific social and environmental criteria. These are:

- **Carbon costs.** We make projects pay for the greenhouse gases they emit. It helps us understand the impact of these carbon costs and design our projects with lower emissions. In 2002, we extended the use of carbon costs to nearly all investment projects and acquisitions.
- **Impact assessments and plans.** Projects must undertake social, health and environmental impact assessments, including biodiversity impacts, in line with Shell guidance. The Nanhai petrochemicals complex in China (page 22), illustrates how this works in practice.
- **Shell HSE standards,** such as no continuous flaring in new projects, must be met.
- **Stakeholder engagement plans** that include all affected or interested parties must be in place.

The focus in 2003 will be on applying these checks consistently.

Appraisal and reward systems
We have made sustainable development count in the evaluation and remuneration of our senior staff. Social and environmental considerations currently account for approximately a fifth of the Shell scorecard, which defines how we appraise our performance and impacts the bonuses of all senior executives. Our businesses also include sustainable development considerations in their performance scorecards.

Sustainable development learning
We are integrating sustainable development more systematically into our leadership development, training and internal communications. The goal is for all staff to understand the concept and its relevance to their jobs and to have the skills and enthusiasm they need to put sustainable development thinking into practice.

Priorities for embedding sustainable development in 2003 will be:

- Further developing our sustainable development learning initiative
- Building the skills and processes needed to improve the social performance of our projects.

The energy challenge

How can the world deliver all the energy needed for development over the next 50 years without pollution levels that damage health, blight local environments and threaten vital natural systems? For Shell, helping to meet this challenge is at the core of our contribution to sustainable development.

The challenge has three main parts:



Mark Malloch Brown, Administrator of the United Nations Development Programme, reports on the challenge of providing access to modern energy for the 40% of the world who live without it.

Over a third of humanity – more than two billion men, women, and children – remain dependent on traditional biomass such as firewood, agricultural residues and charcoal. This not only has a high toll on human health and the local environment, but often damaging social effects.

At the World Summit for Sustainable Development in Johannesburg, the critical role of energy services in helping meet the Millennium Development Goals – an ambitious plan with the goal of halving extreme poverty by 2015 – was explicitly acknowledged for the first time. There was widespread agreement that reaching nearly all the plan's targets – from primary education to gender equality – will require much greater volumes and quality of energy services. But ensuring that these are delivered in both sufficient volume and with proper regard to environmental impact, will require the full engagement of the private sector and the development of innovative private-public partnerships, incorporating both business and civil society.

The practical obstacles cannot be underestimated, but nor can the real opportunities, particularly for companies and governments with the vision and commitment to try to seize them. For information on UNDP energy activities visit **www.undp.org**

Providing access to modern energy for the poor

As Mark Malloch Brown describes (left), poverty and a lack of modern energy go together. The world needs to:

- Provide reliable electricity to the two billion people without it
- Make modern fuels like Liquefied Petroleum Gas (LPG) available to over two billion people using traditional fuels
- Spread cleaner, safer technology for using traditional fuels.



Today Shell is:

- Building markets for solar power, for example through our commercial rural solar power business (page 19)
- Growing our LPG business and providing kerosene for domestic use
- Helping tackle the health effects of traditional fuels.

Meeting growing demand for fossil fuels while reducing environmental and social impacts

By 2050, we expect the world to double its energy demand. Developing countries will need five times more. Fossil fuels will remain important, but people are unlikely to tolerate increased pollution, the burden of extra infrastructure and the possible effects on the climate. The world needs to:

- Deliver the extra energy needed
- Minimise the environmental and social impacts from extracting and delivering fossil fuels
- Ensure local communities benefit from energy production
- Increase energy efficiency
- Market more natural gas and develop cleaner transport fuels.



Today Shell is:

- Continuing to explore for and produce oil and gas
- Working to develop new gas markets in fast-growing regions (page 18)
- Reducing the environmental impacts of its operations, for example by cutting emissions and discharges (pages 12 to 13)
- Lowering the environmental impact of producing oil from oil sands (see **www.shell.ca**)
- Working with others to better manage the social impacts of its global operations for example in China (page 22), Nigeria (page 17) and South Africa (page 23)
- Introducing cleaner transport fuels.

At Shell's Middle Distillate Synthesis plant in Malaysia, waste synthesis gas that was previously emitted, is now used to fire the steam boilers, significantly reducing gas consumption and flaring. Photograph by **Jan Zander, Shell MDS Sdn bhd, Malaysia**.

Shifting towards a low-carbon energy system

The world needs low-emission and low-carbon energy. It will take more than a decade before alternatives with large-scale potential (solar power, fuel cells and bio-fuels for transport) can compete effectively. It will take another several decades before they deliver a large share of our energy. The world needs to:

- Reduce the cost of alternatives like solar (now at least 10-times more costly than electricity from fossil fuels or nuclear)
- Prepare the distribution infrastructure, regulations and markets
- Find ways to capture greenhouse gases from fossil fuels cheaply
- In the meantime, use more natural gas and affordable wind power.


Biodiesel
Hydrogen

Today Shell is:

- Working to reduce the costs of solar power
- Supporting the development of hydrogen fuel cells and the necessary fuel infrastructure
- Looking for cheap ways to capture greenhouse gases from fossil fuels
- Bringing more natural gas to market (page 18)
- Expanding its wind power business.

Find out more

Our long-term energy scenarios describe two possible routes to a sustainable energy system (see **www.shell.com/scenarios**).

Economic performance

Generating robust profitability

Successful financial performance is essential to our sustainable future and contributes to the prosperity of society. We seek to achieve robust profitability by improving ROACE, delivering projects, establishing new legacy assets and ensuring capacity for dividend growth.

Financial performance

In 2002, Shell had full year adjusted earnings (on an estimated current cost of supplies (CCS) basis excluding special items) of $9,218 million, 23% lower than in 2001. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA. Oil prices were higher than in 2001, but refining margins were at their lowest for a decade. Profit margins in our petrochemicals business remained poor. Despite these conditions, the Group generated an operational cash flow of $16.4 billion and delivered a return on average capital employed (ROACE) of 14%, which compares favourably with industry peers (graph 2). ROACE is the industry standard to measure how profitably a company uses its assets.

Investment and divestment

Directing our capital to where it can generate the highest return remains a top priority. We include social and environmental considerations when we decide where to invest to ensure that returns are truly sustainable over the lifetime of our projects (page 7). In 2002, we invested $25 billion, our highest investment level in recent history. $11 billion was spent on four key acquisitions – see the Year at a Glance (page 2) for more details.

Financial position and reserves

We can pride ourselves on a very strong balance sheet and financial position. We continue to hold our triple-A credit rating. Group capital employed, the accounting measure for the amount of assets operated by the company, grew by 28% to $83 billion. $14 billion of this growth stems from our 2002 key acquisitions, including the effect of acquired debt. At the end of 2002, we had $1.6 billion in cash on hand, while our debt as a percentage of our capital employed was 24% (within our target range of 20–30%).

With energy demand set to double by 2050, and alternatives decades away from being competitive on a large scale, we continue to grow our oil and gas reserves. We have proven reserves equivalent to more than 13 years of current production. We expect our production capability to grow by an average of 3% per year. In 2002, our oil production increased by 7% compared with 2001. Gas production, which we see as a strategic bridge to a lower-carbon future (page 18), grew by 5%. We added 1.17 barrels to our oil and gas reserves for every barrel we produced.

Tell Shell

"Presumably directors and managers should be working to the best of their abilities at all times – I therefore see no need for their financial enhancement at a time when profits and share prices are falling whatever their cause."

UK

1 Total shareholder return* 1993 – 2002

% per year


17.59 BP
16.27 Total
13.05 Shell Transport
12.07 ExxonMobil
11.73 Royal Dutch
10.43 ChevronTexaco
0
5
10
15
20
25

* Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for Total, ChevronTexaco and ExxonMobil before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

2 Return on average capital employed (ROACE) for oil majors*

%


25
20
15
10
5
0
98
99
00
01
02

■ Shell
□ Competitor range (BP, ChevronTexaco, ExxonMobil, Total)

* Shell ROACE figures are calculated as CCS earnings plus the Group share of interest expenses after tax, as a percentage of the Group share of average capital employed. The figures for other oil majors are Shell estimates based on publicly available information, which may have been prepared on a different accounting basis and have not been subject to assurance.



3 Brand share of preference 2002

First preference

number of countries


Other 13
Shell 30
Texaco/Caltex 1
Mobil 0
Esso 3
BP 2

Dividends and shareholder return

In 2002, Royal Dutch and Shell Transport grew their dividends by 3.6% and 3.0% respectively. We returned $1.3 billion in cash to shareholders through share buy backs. It was a terrible year for stock markets. In absolute terms, Royal Dutch and Shell Transport stocks declined 26% and 13% respectively. However, the two stocks showed strong relative performance, outperforming the national indexes, with total shareholder returns in the 1993–2002 period of 12% and 13% per year respectively.

Delivering value to customers

Customers are the lifeblood of our business. We seek constantly to strengthen existing customer relationships and develop new ones. We strive to meet and exceed customer expectations by designing and delivering highly attractive and innovative products and services.

Serving consumers and business

Every day, we serve more than 25 million customers in more than 100 countries with transport fuels and convenience goods through our retail outlets. We have the largest retail network under one brand in the world. For the sixth year in a row, Shell was the preferred energy brand for private motorists in the 50 countries surveyed in our Shell Global Brand Tracker research. Shell led in 30 countries, 10 times more than our nearest global competitor (graph 3), and was placed second in another 10 countries.

Our one million commercial and industrial customers trust us to provide them with a wide range of products, such as:

- transport fuels and lubricants
- products for manufacturing and construction, including petrochemicals to make fibres and plastics, and bitumen to surface roads and roofs
- power generation fuels, including natural gas.

The big growth markets for lubricants are China, India and Russia. Developing and transition countries are among our fastest-growing fuels markets.

Innovative products and services

We are constantly looking to improve our products and services to meet changing customer needs. We have introduced tailored fuel brands such as Shell Pura™, Shell Optimax™ and Shell V-Power™ into 46 markets to meet customer demand for reduced environmental impact and improved engine performance.

We have extended our range of services to help our industrial and commercial customers save money and cut their emissions. New services include the trading of greenhouse gas emission credits via Shell's Environmental Products Trading team, sales of pure carbon dioxide, full factory maintenance services and energy advice.

Shell is investing in fuels of the future that can help reduce emissions. We are increasing market penetration of cleaner fuels, such as reformulated gasoline and diesel, and working to commercialise fuels from crops (bio-fuels), that can be blended with gasoline or diesel to reduce emissions further. Shell Hydrogen is supporting hydrogen fuel cell development (see **www.shell.com/hydrogen**).

Tell Shell

"Having been a former Shell dealer, I am glad to see the company moving into the renewable energy systems. I would encourage the company to aggressively research and develop a practical fuel cell that would utilize hydrogen to produce the electricity, that we as a nation and the world, need."

USA

Competition and fuel pricing

We support the spread of competitive markets and seek to compete fairly and ethically, and within applicable competition laws. In 2002, we produced "Competing Fairly – an Antitrust Primer for Shell Staff", to help our people in this area. We continue our efforts to be transparent on fuel pricing. For example, our fuel pricing website in Australia lets customers compare daily pump prices at the Shell stations in their neighbourhoods (see **www.shell.com.au/petrolpricing**).

In 2002, we were either found guilty or settled out of court in two competition cases involving allegations of gasoline price fixing with other energy companies.

Environmental performance

Protecting the environment

The natural environment supports all human activity. We continually look for new ways to reduce the environmental impact of our operations, products and services throughout their life.

We made good progress in 2002, beating our reduction targets for greenhouse gas emissions, gas flaring and spills.

HSE data presentation for 2002

During 2002, new acquisitions (page 3) have made a material difference to the HSE data we report. For clarity and comparability, we report our 2002 data in two ways:

- **Old portfolio**: includes data from the operations we controlled at the start of the year. Unless otherwise specified, we report on this basis below.
- **New portfolio**: actual data from all operations for the time that they were under our operational control. New portfolio data are shown in the relevant graphs.

In 2002, we started to integrate Group HSE reporting systems at the new acquisitions. The work is not yet complete. The data from the acquisitions have therefore not been subject to assurance, but will be included in the 2003 assurance process.

Our 2002 reduction targets were based on the old portfolio. We have set new improvement targets for 2003 and 2007 for flaring, spills and energy efficiency, based on the new portfolio. We have also restated our 1990 greenhouse gas (GHG) baseline (see page 24) and set our 2010 climate change goals (see page 21).

Environmental Key Performance Indicators

Global warming potential

Responding effectively to climate change is strategically important to our business. Our response begins with reducing GHG emissions from our own operations. We beat our target to reduce emissions to 10% below our 1990 baseline in 2002. We achieved the reductions from our 1990 baseline by almost eliminating continuous venting of gas and reducing continuous flaring of gas during oil production. Compared with 2001, emissions were also lower because of reduced throughput in our refineries, lower oil production levels and corresponding flaring in Nigeria. Our future target is to manage GHG emissions so that they are still 5% or more below the 1990 baseline by 2010 (graph 5).

Flaring

In 2002, we flared 7.6 million tonnes, beating our target to reduce flaring by 22%. This was mostly due to lower oil production in Nigeria (primarily because of OPEC quotas). Data quality uncertainties remain in Nigeria and an improvement programme is underway. Our long-term target is to stop continuous flaring by 2008.

Spills

In 2002, our spills were the lowest since we started reporting in 1996, beating our 2002 target and improving significantly on our disappointing performance in 2001 (graph 6).

External perception of environmental performance (New KPI)

For the first time we report on the perception of our environmental performance by external stakeholders, using the new Reputation Tracker survey. Our industry scored badly. However, against our

4 Reduction in Global Warming Potential*
million tonnes CO_2 equivalent

90 baseline not assured	00	01	02	02 target	02
114	101	103	94	103	106

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

* see Flaring.

5 Global Warming Potential targets
million tonnes CO_2 equivalent

90 baseline restated	03 projection	10 target
123	115	117

6 Total spills
thousand tonnes

97	00	01	02	02 target	02	03 target	07 target
19.3	9.9	17.8	6.6	8.5	7.4	6.5	4.8

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)
■ sabotage (assurance not separately provided)

main competitors, Shell scored highest in this area, with approximately one quarter of all respondents ranking us "the best" or "one of the best companies".

Other parameters
See **www.shell.com/shellreport** for information on our emissions of ozone-depleting substances, nitrogen oxides and sulphur dioxide and our discharges to water.

Tell Shell
"Your only goal (like everybody else's) is short-term maximising of profits. Maybe your little brochure is a start, but we need some unbiased, impartial and credible proof that you actually are doing something substantial to combat global warming and environmental decline."
Unknown

Fines, settlements, compensation payments and liabilities
Shell companies paid a total of $0.6 million in fines related to HSE incidents. In addition, settlements and compensation payments were made, the largest of these were in the USA, where Equilon paid $43.2 million as a result of two incidents: a rupture and explosion of the Olympic pipeline in 1999 and alleged MTBE contamination of groundwater in the South Tahoe area of California.

At the end of 2002, the total liabilities being carried for environmental clean-up, decommissioning and site restoration were $4,325 million. The more than 40% increase since 2001 relates principally to the new acquisitions.

Legacies
We reported in 2001 on how we were responding to the concerns of local residents in Paulinia, Brazil about pesticide contamination at a former Shell agricultural chemicals plant that we sold in 1993. In 2002, many of the local residents accepted our offer to buy their homes and relocated. We focused on developing a plan for remediation and long-term monitoring to satisfy local stakeholders. We are also developing plans with the local authorities for remediation and monitoring at the Ipiranga Terminal, a fuel depot still owned by Shell in Sao Paulo City, where pesticides were also made.

Management systems
HSE management systems are in place and our programme to certify major installations to the ISO 14001 standard is virtually complete. The challenge now is to implement such systems in all the new acquisitions. We expect to complete this process by the end of 2005, except for Pennzoil-Quaker State Company where a plan will be finalised in 2003.

Managing resources
Efficient use of natural resources (for example, energy, land, water) reduces our costs and respects the needs of future generations. We constantly look for ways to minimise their use.

Energy efficiency KPI
We used a similar amount of energy in 2002 as we did in the previous two years. Improving our energy efficiency – using less energy for every tonne we produce – saves money and reduces our environmental impact. We have not seen a systematic improvement. Our ageing oil and gas fields need more energy. We are making a more energy intensive mix of chemical products. And we are producing new fuels which take more refining energy to make today's cleaner transport fuels.

However, we will be taking further action to improve energy efficiency. Ambitious programmes are underway in both our Chemicals and Oil Products businesses in support of their new one- and five-year improvement targets. These two businesses have also developed new measures for reporting their energy efficiency. Programmes such as Energise™ will be progressively introduced in all our refineries worldwide. Chemicals has started Energise™ programmes in France and the Netherlands. Energise™ seeks to improve energy efficiency with limited capital expenditure.

Water
We aim to use less water, especially in water-stressed areas. For example, Shell's chemicals plant in Singapore, which imports drinking water from Malaysia, saves 50,000 tonnes of water a year by reusing process water when making styrene and propylene oxide (base materials for many plastics).

Waste
We continue to look for new ways to reduce waste, including turning it into saleable products. For example, our Chemicals business is experimenting with a partnership to recycle used soft-drink bottles (made from polyethylene terephthalate – PET) into building materials, in a Shell study in Mexico.

Social performance

Respecting and safeguarding people

We aim to treat everyone with respect. We strive to protect people from harm from our products and operations. We aim to respect and value personal and cultural differences and try to help people realise their potential.

Safety

We deeply regret that 51 people lost their lives at work during 2002 (seven Shell staff and 44 contractors). Two further fatalities occurred in the acquired companies. Shell staff throughout the world were saddened by the loss of 11 people in a tragic helicopter accident.

We measure fatalities by the Fatal Accident Rate (FAR), which is the number of company and contractor fatalities per 100 million hours worked. Our performance has been disappointing. In the short-term, we aim to continuously reduce the number of fatalities. Our long-term target is zero. For Total Reportable Case Frequency (TRCF), our broader measure of safety, we met our target and achieved a best ever performance for the fourth consecutive year. Gathering complete and accurate data from our distribution contractors in some parts of Africa will be the focus of attention in 2003.

Health

We measure the health of our employees in terms of Total Reportable Occupational Illness Frequency (TROIF). It was 2.1 illnesses per million hours worked in 2002. We developed a series of Minimum Health Standards last year. These cover areas such as health risk assessment – the basis for our health management – health incident reporting and investigation, and human factors engineering in new projects. We have adopted a target across Shell to implement the Standards by the end of 2003.

Security

We need to protect our people, assets and shareholders' investments without undermining human rights in the countries where we operate. We have a Group Security Standard that defines the way that Shell companies should manage security. With ongoing concerns about terrorism and potential conflict, significant efforts continued in 2002 to protect Shell people and assets against potential threats. Thirteen countries reported significant security incidents during 2002, including war or civil unrest and violent crimes (including killings) at retail sites. Security was of particular concern for our Niger Delta operations due to attacks on company staff at construction sites, hostage taking and wilful damage to pipelines. We use armed security only when it is a legal or government requirement, or where there is no acceptable alternative to manage the risk. In 2002, Shell companies in 23 countries used armed security. In all cases where Shell staff are used for armed security, our Guidelines on the Use of Force and Rules of Engagement are followed. In two countries, where armed security is provided by contractors, they do not operate in line with our Guidelines. Plans are in place to correct this situation.

Respect for staff KPI

In the Shell People Survey, 78% of people said that "where I work, we are treated with respect", up from 73% in 2000 and 8% above the norm for high performing companies, according to benchmarking by the research company that conducted the survey.

Diversity and inclusiveness

Diversity and inclusiveness means both visible differences such as age, gender, ethnicity and physical appearance, as well as underlying differences in thought styles, religion, nationality and education. We use a three-part key performance indicator to monitor our progress:

7 Fatal accident rate – company employees and contractors
per 100 million exposure hours

97	00	01	**02**	**02**
9.0	8.2	5.2	**6.4**	6.3

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

8 Total reportable case frequency – company employees and contractors*
per million exposure hours

97	00	01	**02**	**02** target	**02**	03 targets	07 targets
4.1	3.2	2.9	**2.6**	2.6	2.6	2.4	2.0

■ old portfolio
□ new portfolio (including new acquisitions, assurance not provided)

* see Safety.

9 Gender diversity
%

	Year	Women	Men
Senior leadership	99	5.8	94.2
	00	7.8	92.2
	01	7.9	92.1
	02	**8.3**	**91.7**
Management	99	7.2	92.8
	00	8.9	91.1
	01	9.2	90.8
	02	**10.4**	**89.6**
Supervisory/Professional	99	15.4	84.6
	00	17.1	82.9
	01	17.7	82.3
	02	**18.9**	**81.1**

-- Target 2008: Increase to 20% the number of women in senior leadership positions.

Data aggregation not subject to assurance in 1999.

- **Group diversity targets** – by the end of 2002, 8.3% of senior leaders were women. This is up from 2001, but still behind our target of 20% by 2008 (graph 9). In 2003, our target is also to have local nationals in place, or with the skill and seniority to be able to fill all Country Chair* positions. In 2002, we had suitably qualified local nationals for 78% of these positions.
- **A diversity and inclusiveness indicator** – based on questions from the Shell People Survey. The favourable response rate to these questions averaged 70%, which was higher than the average for high performing companies.
- **Diversity and Inclusiveness Standard implementation** – at the end of 2002 we reviewed our progress. Results show that most efforts to date have focused on communicating the Standard and developing implementation plans.

Tell Shell

"While I applaud Shell for investing in wind technology, their human rights record is deplorable beyond our imaginations. When Shell is ready to have a human conscience then we as consumers will start to have some trust in their deeds and they won't have to spend so much on greenwashing."

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Human rights

Support for fundamental human rights is embedded in our Business Principles. It also needs to be matched by clear action. In 2002, we issued 5,000 copies of our new training guide on Human Rights Dilemmas, which has been reviewed by Amnesty International and Pax Christi. It helps managers understand their responsibilities and identify actions they can take to support human rights. We have also developed a compliance tool for Shell companies with the Danish Centre for Human Rights (see **www.humanrightsbusiness.org/pages/hrca**). For our approach to human rights in practice, see pages 17, 22 and 23.

"We've been working with Shell for over three years, developing a human rights compliance assessment. We chose to partner with Shell because they are serious about understanding the issues and open about how they are addressing them."

Dr Margaret Jungk, The Danish Centre for Human Rights

Working hours and wages

No Shell employee is paid less than the legal minimum wage, nor has to work more than 48 hours a week. Rewards for senior staff are linked to how they help Shell contribute to sustainable development (page 7).

Unions and staff forums

We do not stop any employee from joining a union and almost a fifth of Shell employees are estimated to be members. Nearly all employees have access to a staff forum, a grievance procedure or a support system such as helplines, independent counsellors, doctors or ombudsmen.

Child labour

We go to great lengths to prevent the use of child labour and discourage its use by suppliers or contractors. Our primer "Business and Child Labour" provides guidance to Shell managers and practical examples of how Shell companies are addressing this issue. Every Shell employee is above the legal age of employment. The youngest Shell employee is 14 and works part-time (Saturdays and school holidays) in a retail station in the Netherlands.

* One manager acts as the senior representative of the Group and is called the "Country Chair" in a country or group of countries, whether or not he or she is actually chairman of the local companies.

10 Estimated spend on goods and services*


Inside country – local contractors and suppliers 65%
Inside country – international contractors and suppliers 20%
Outside country 15%

* Based on information provided by Country Chairs.

11 Social investment (Shell share*) in 2002 by country income level (UNDP)

total $96 million


Low income countries 22%
High income countries 59%
Medium income countries 19%

* In companies where we do not have 100% ownership of equity, the figure has been adjusted to represent only the "Shell share".

12 Reputation – Shell versus competitor global performance

% identifying company as "the best" or "one of the best"


35
25
General public


45
33
Local special public


32
36
Global special public


69
40
Business partners

■ Shell
□ Nearest competitor

Social performance

Benefiting communities

Wherever we work we are part of a local community. We will constantly look for appropriate ways to contribute to the general wellbeing of the communities and the broader societies who grant our licence to operate.

The 2002 Financial Times World's Most Respected Companies survey listed Shell among the five companies expected to make the most impact on social and economic issues in developing countries. We contribute to local communities and societies by:

- Delivering safe, convenient and affordable energy and petrochemicals.
- Paying more than $9 billion in 2002 in corporate taxes and cash royalties. These revenues can make a significant contribution to a country's development, if managed effectively.
- Employing more than 115,000 people, approximately 90% of whom are local staff.
- Spending more than an estimated $25 billion, 65% of our total spend, with locally-owned contractors and suppliers (graph 10).
- Making voluntary charitable investments. In 2002, The Shell Foundation (**www.shellfoundation.org**), our independent charity, granted approximately $10 million to 25 projects around the world. Individual Shell companies spent almost $96 million, 40% of it in low or medium income countries (graph 11).
- Behaving with integrity, which is good for our business and good for society. Our policy is simple – we do not make or accept bribes or facilitation payments. Intermediates or agents can only be used if they do not compromise business integrity. We want to improve our detection and performance, and are increasing the availability of hotline numbers or whistle-blowing schemes to allow employees to raise concerns without fear of reprisal.

Tell Shell

"I'm amazed and annoyed that you have to endure all the traffic [on the Tell Shell Forums] from the folk who apparently blame you for everything from mischaracterization of innocent wolves, to colonialism in Nigeria, to single-handedly destroying the rainforest and the ozone layer... All before lunch."

USA

Our operations can also have disruptive impacts on local communities. We aim to work together with communities to better manage these disruptions. For example at Norco – our refinery and petrochemical plant in Louisiana, USA – we signed a Joint Statement of Success with our neighbours in 2002 to recognise the progress made by Shell and our joint venture, Motiva, in reducing our emissions, rebuilding trust and improving the quality of life in a local community concerned about environmental and safety incidents.

Social performance is how well we manage disruptive impacts and generate benefits for communities where we operate. We have operations where our performance is among the best in industry. Our Malampaya project in the Philippines was one of 10 projects to win a Partnerships Award at the World Summit on Sustainable Development in 2002. Our challenge is to deliver this good social performance consistently everywhere we operate. Our Social Performance Management Unit is helping us build the skills to do this.

Working with stakeholders

We affect – and are affected by – many different groups of people, our stakeholders. We aim to recognise their interest in our business and to listen and respond to them.

Working with a full spectrum of stakeholders

We work with a wide range of stakeholders: governments; our customers and business partners, such as suppliers and manufacturers; our employees; and the communities where we operate. We also work with non-governmental organisations and academic institutions, including the Smithsonian Institution, The World Conservation Union (IUCN) and Fauna and Flora International on biodiversity (page 20), the Pew Center, Environmental Defense and World Resources Institute on climate change (page 21), Amnesty International, the Danish Centre for Human Rights and Pax Christi on human rights (page 15), and Transparency International on business integrity. See **www.shell.com/workingtogether** for details on our approach.

Public-private partnerships

We are involved in a growing number of international public-private partnerships between business, individual donor governments, and international agencies, such as the UN and World Bank. For example see page 19 for our work with international agencies to promote rural solar power and page 22 for our work with UNDP in China. We are a founding member of the UN Global Compact.

Tell Shell

"Nigerian people must be acknowledged and respected, as well as benefited by oil extraction, after all it is their homeland resources being utilised. Until Shell shows more respect for these people and shows more care for the Earth we will not buy your oil."

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Community development in Nigeria



Olukayode Soremekun, in charge of developing Nigeria's Corporate Community Development Programme, reports.

The issue

Local communities must see concrete benefits from the oil and gas produced beneath their feet. Nigeria's Niger Delta shows vividly how important it is to meet this challenge. All of Nigeria's oil and gas comes from here and the nearby offshore area, but the region remains underdeveloped. In the past, too few benefits came back to these communities, and monies that did come back were often poorly spent.

In the last two years, our new democratic government has begun to address the problem. In 2000, it established the Niger Delta Development Commission (NDDC) to co-ordinate development in the region. It also committed to return 13% of federal oil and gas revenues to the Delta.

As the money begins to flow, the challenge becomes distributing it fairly and managing it well. This is an enormous task. It will take some time before the communities clearly see the benefits they have been promised.

In the meantime, the issue continues to dominate local politics. It has led to widespread agitation by youths, whose protests again last year led to disruption of oil and gas production as well as sabotage, kidnapping, hostage taking and assaults on staff.

Lending our support

The Shell Petroleum Development Company of Nigeria (SPDC) – which operates a joint venture with the Nigerian National Petroleum Corporation (NNPC), Total and Agip in which Shell has a 30% share – has been in the Niger Delta for over 60 years, in good times and bad. We produce more than 40% of the oil and gas in the Delta.

In 2002, the joint venture partners were required by law to support the NDDC with $48 million. This was in addition to our own community development programme, which spent $67 million and completed more than 280 projects. This does not include other community spending such as compensation payments, pipeline surveillance contracts, and spill clean-up activities.

For us, 2002 was a year for improving the basic delivery of our programme, based on the findings of the external reviews we undertook in 2001. For example, the 2001 KPMG review of our community development management systems led us to improve the way we classify and document projects and track our spending. As a result, we can now report more accurately and demonstrate what we spend on our programme. Our community development approach is to move away from cash payments (which some community groups demand instead of development projects) and improve the overall quality of our projects. We've made progress, but I can tell you, it hasn't been easy for us. We continue to get almost daily demands for cash payments.

External assurance

External assurance remains important for improving our processes and demonstrating our integrity. In 2002, our independent stakeholder panel consisting of 11 representatives from development organisations (including the World Bank, UNDP, National Petroleum Investment Services, World Health Organisation, Friends of the Niger Delta) and Nigerian government agencies assessed a representative sample (43%) of our projects completed in 2002. The conclusion was that 93% were functional and 75% successful. The panel made a set of recommendations for improvement, including an assessment of the long-term sustainability of our projects. We will be following up these recommendations in 2003. See our 2002 Shell Nigeria Report for the results (**www.shell.com/nigeria**).

Operating in the Niger Delta will continue to be challenging until the communities begin to see more widespread benefits. This requires governmental, non-governmental and industry groups working more closely together and with the local community. NDDC's master plan for the Delta is capable of providing the much-needed framework. We are fully committed to playing our part.



Natural gas – our bridge to the future



Linda Cook, Chief Executive of Shell Gas & Power, reports.

Like many people, I am convinced that natural gas will be an important bridge to a cleaner, lower-carbon energy future. It may take 20 years or more before alternative sources of power or heat, like solar energy, become competitive. In the meantime, demand for electricity will have nearly doubled and we will need a clean, affordable fuel to meet this growth. This is where gas will be critical in bridging the gap. Oil will however, continue to meet the growing demand for transport fuels for the foreseeable future, with gas a promising source of hydrogen in cars if fuel cells replace conventional engines.

Why is gas the bridge? Because it is convenient, cost competitive, relatively abundant, and the cleanest burning fossil fuel. It is already the fuel of choice for the power industry, for both environmental and economic reasons.
A combined cycle gas-fired power plant generates as little as half the carbon emissions of a modern coal-fired plant. We see global demand for gas doubling over the next 20 years. Making this a reality requires large investments by energy companies and support from governments. Gas is often found long distances from markets, requiring expensive pipelines or special facilities to liquefy and transport it. It also requires us to address safety, local environmental and social impacts.

Shell's gas strategy

We are committed to growing our gas business aggressively and profitably. To be allowed to grow, we must work together with stakeholders to minimise environmental impacts and ensure our activities benefit those communities involved. Whether we are producing gas near an endangered whale population off Sakhalin Island in Russia or in an area with local communities in the West of China, we need to meet the sustainable development challenges head on. We are expanding in new and established markets, building on our leadership position in liquefied natural gas (LNG) and developing new, more efficient and cost effective technologies.

Developing new and growing established markets

We are helping develop gas markets in the Asia Pacific region. Our efforts in China are discussed on page 22. We are also continuing to explore for new gas reserves to grow our production, for example in the US Rocky Mountains and in Canada. We are continuing to grow our business in liberalising European markets and in North America, including increasing access to imported gas via pipelines and LNG.

Strengthening our lead in LNG

Liquefying natural gas enables us to deliver cleaner energy to distant markets. Our new LNG project on Sakhalin Island will supply key markets in Asia Pacific. Our project in Venezuela will supply markets in the Atlantic Basin. To access growing markets in India, we are constructing a LNG re-gasification terminal in Hazira. Our joint venture in Nigeria contributes to reducing flaring by capturing the gas produced from remote oil fields and turning it into saleable LNG for customers in Europe and the USA. Our developments in liquefaction technology have halved unit capital costs and increased efficiencies in energy used over time. Work done in 2002 by one of our joint ventures in Australia, in conjunction with the Rocky Mountain Institute, indicated the potential for further reducing energy use profitably.

Gas to Liquids technology

Producing ultra-clean liquid fuels is a further option to capture the environmental benefits of natural gas. Our Gas to Liquids plant in Malaysia has been in operation since 1993. We are pursuing prospects for building world-scale facilities, with particular focus on the Middle East. We are also working with the automotive industry and heating equipment manufacturers to fully capture the fuel's environmental benefits and anticipated efficiency improvements. Increasing process energy efficiency is of particular interest. Our R&D efforts aim to minimise the impact on global warming.

Further information

Find out more about our gas business at **www.shell.com/gas**


L N G

Shell Solar's rural operations



Damian Miller, Director of Rural Operations for Shell Solar, reports.

Photovoltaic (PV) panels turn sunlight directly into electricity, safely and with no emissions. For most of the estimated two billion people without access to modern electricity and living in villages "off-grid", PV is practical, and for governments, one of the cheapest ways to deliver electricity. And with access to power, come many benefits – light at the flick of a switch, cleaner indoor air, extra hours for study or work, connections to the world for example via television, radios and phones.

Shell's commitment to off-grid solar

Shell is committed to building a profitable business from selling, installing and servicing PV systems in off-grid rural areas, as one part of its overall PV strategy. Many more of our panels are used in projects connected to the grid. But the off-grid market has real growth potential, as more governments focus on bringing electricity to the rural poor.

The practical challenges

Our rural PV projects are small, but fiendishly complex. After four years in the field, our people know all about the challenges. The first is establishing a local presence in remote areas. Then there's payment. The PV system has to be paid for by customers with no bank accounts and little cash. Effective partnerships are needed with local credit providers to ensure customers can pay for their systems in small installments. Finally there is basic logistics. Cash and PV systems have to be moved between branches and customers without going astray, often with no phones or roads.

Making it happen

With perseverance and support from partners, we've already achieved a lot. Over the past four years we have launched operations in Sri Lanka, India, Philippines, China and South Africa, making us one of the world's largest rural solar retailers. We have invested more than $10 million, established more than 35 remote rural "Shell Solar Centres", created more than 600 local jobs and connected more than 23,000 customers (with plans to double this number in 2003). In Sri Lanka (picture right), for example, we have sold roughly 15,000 systems in three years and broken even financially. Our presence has helped spawn a local industry. We now have three Sri Lankan competitors.

The Sri Lankan business succeeded because of grants from the Global Environment Facility (GEF) and credit for our customers from SEEDS – a local micro-finance organisation. Sellers received $100 on average for every PV system installed, which helped reduce the price of systems and offset the cost of setting up in remote areas. And while few customers have $500 to buy a solar system, many can afford a $100 down payment and roughly $10 per month over five years. With both sellers and credit available, a competitive market flourished.

A call for action

Rural solar's potential remains largely untapped. If realised, it would improve many more people's lives, and dramatically increase the demand for solar panels, driving down the cost of making them.

We are calling for a concerted effort by governments, international agencies and the solar industry to develop this market. At the World Summit on Sustainable Development, we lobbied for the launch of a "One Million Solar Homes Fund". In partnership with the GEF, this has now grown into the "Five Million Fund", which aims to provide five million people with some form of renewable electricity within five years.

Following the Sri Lanka model, the Fund would provide per connection grants – $150 million in total – and support the establishment of credit facilities. Shell would then aim to connect 150,000 homes, with other, hopefully local, companies connecting the rest. The GEF has indicated its intent to provide $60 million in grants for off-grid renewable energy, and discussions are underway with other donors.

Further information

Find out more about our solar business at **www.shell.com/solar**

"In India, Shell Solar is unique among PV suppliers in going all the way to the customer's door step, with quality products and after-sales service; and we are proud of it."
N.P. Ramesh, General Manager, Shell Solar India



Protecting biodiversity



Andrea Athanas, seconded to Shell for two years from The World Conservation Union (IUCN), reports.

Challenges

Our mission at The World Conservation Union (IUCN) is to encourage and assist societies to conserve the integrity and diversity of nature and ensure natural resources are used in a fair and ecologically sustainable way. Biodiversity is IUCN's business.

Energy companies impact biodiversity directly through land use and pollution or indirectly through the use of their products. The purpose of my secondment is to work with Shell to minimise its impacts on biodiversity and to identify opportunities for it to play a positive role in biodiversity conservation.

Progress

Shell is the first energy company to establish a Biodiversity Standard. It commits all Shell companies to respect protected areas, maintain ecosystems and contribute to conservation.

Shell has shown it can meet this Standard in projects from Gabon in Africa to the Stanlow refinery in the UK (photograph, right). But I have also seen operations where Shell is struggling to deliver. That tells me Shell has a lot of work to do, particularly in joint ventures and acquisitions, before it can apply its Standard everywhere.

I have been working to develop tools, which integrate biodiversity into Shell's business practices. In 2002, I helped create a system to warn planners when projects are in or near sensitive environments, integrated biodiversity into Shell's internal guidelines for assessing the environmental impact of its projects, and developed a management primer to introduce managers to biodiversity issues.

Shell has successful partnerships with conservation organisations, such as IUCN, the Smithsonian Institution and Fauna and Flora International. For example, Shell is working with IUCN in the Energy and Biodiversity Initiative (EBI), a collaborative project between four energy companies and five conservation organisations. The results of this collaboration will be shared with others in the energy industry in 2003.

Protected areas

Shell and the rest of the energy industry need to go further and commit not to explore or extract oil and gas from the most sensitive areas of the world. The conservation community has worked for over a hundred years to create a global network of areas protected because of their natural or cultural value. We are seeking to shield the most sensitive parts of that network from the impacts of industry.

I understand that Shell needs to think carefully before making such a step. I have been helping Shell understand whether this would significantly limit its current operations and future business plans. I have also been helping to increase understanding between the conservation community and business, with the hope of resolving some of the conflicts, uncertainties and mistrust that surround this debate on protected areas.

Overall impressions

I have greatly enjoyed working with Shell as it has given me an opportunity to see how a major company is striving to integrate biodiversity concerns into its business. I have been impressed with the level of commitment shown within Shell at all levels, from the engineers on the West-East gas pipeline project in China to the Chairman, Sir Philip Watts. Increasing that commitment in a challenging business environment will be difficult, but is critical. Shell has made good progress on biodiversity, but it still has a long way to go.

Further information

Find out more about Shell's approach at **www.shell.com/biodiversity**, the EBI at **www.celb.org/ebi.html** and IUCN's activities at **www.iucn.org**



Shell UK Stanlow has created a pond as part of efforts to actively manage its land for biodiversity. The pond is used by schools to give local children the opportunity to learn about wetland biodiversity. **Photograph by Nigel Fenwick, Shell UK Oil Products, Stanlow.**

Progress on climate change



David Hone, Group Climate Change Adviser, reports.

The challenge

The emission of carbon dioxide (CO_2), mainly from burning fossil fuels, and other greenhouse gases (GHGs) could be changing the global climate. Long-term effects are not fully understood, but we share the widespread concern. We believe action is needed now to eventually stabilise GHG levels in the atmosphere without hurting economic and social development.

With energy demand expected to double by 2050, stabilisation could take more than a century. Achieving it will require sensible action by governments, consumers and energy companies. As a start, we must all use energy much more efficiently. We will also need to use more natural gas for power and heat instead of coal. Finally, the world must also shift to low or zero-carbon alternatives such as solar, bio-fuels and fuel cells running on hydrogen, as these become competitive and widely available (see **www.shell.com/scenarios** for two possible paths to stabilising GHG emissions).

Shell's response

In 1998 we set clear targets to reduce GHG emissions from our own operations. We beat our 2002 target (page 12). By 2010, we want our GHG emissions to be 5% or more below our 1990 baseline, even while we grow our business. This will be done by ending continuous flaring at our oil production sites and substantially improving energy efficiency in our operations. We factor the costs of GHG emissions into nearly all our new investments (page 7).

We will also continue to expand and improve our offering of lower-carbon products. We need to drive down the costs of these alternatives to meet customer demands for low-cost and convenient energy.

We are developing options for cleaner transport fuels (page 11), building our solar (page 19) and wind power businesses and expanding gas supplies (page 18).

We actively support practical regulations by governments that give companies the confidence to make long-term investments to reduce GHG emissions. For example, we welcome the European Union (EU) proposals for a mandatory, EU-wide emissions trading scheme. We have completed a three-year internal CO_2 trading trial and are sharing our knowledge and experience with governments.

Progress in 2002

In 2002, we continued to prepare ourselves for a low-carbon future:

Preparing for the Kyoto protocol. By the end of 2002, 100 countries had ratified the Kyoto protocol and many governments are acting to meet the targets. We expect emissions trading to play an important role. For example, the UK has started an Emissions Trading System. Our UK oil production facilities have joined – capping their CO_2 emissions more than 10% below their 1998–2000 baseline emissions by 2006. The EU trading system will start in 2005 and we will join it.

We have created an environmental trading business within Shell Trading. This team traded in the UK and Danish CO_2 markets in 2002 as well as in the SOx and NOx markets in the USA. Our new trading business will enable us to use credits from the Clean Development Mechanism (CDM).

This is a UN programme – still in development – that encourages investment in low-carbon energy projects in developing countries. Investors will gain credits that can be traded on international GHG markets. Shell projects under consideration for CDM include developing geothermal power in El Salvador and providing solar power for homes in India and Sri Lanka (page 19).

Energy efficiency. See page 13 for our efforts.

Further information

Find out more about our activities and position at **www.shell.com/climate**

"Shell, as a world leader in the energy business, is an example to be copied insofar as it writes climate change into its business plan. As a result of Shell's own work in developing GHG emissions trading, and as befits a "first-mover", Shell will be better prepared than most when the EU's emissions trading scheme starts."
Jos Delbeke, Director, Environment Directorate-General, European Commission



Icebergs in Antarctica seem to be melting very quickly. It really brought home to me the effects of global warming and the importance of our focus on sustainable development.
Photograph by **Genevieve Granger, Societe des Petroles Shell, France.**

Shell in China



Tan Ek Kia, Country Chair of Shell Companies in North East Asia, reports.

I am living in a country that will likely triple its economy within 20 years, according to the World Bank. Energy and petrochemical use will grow sharply. The extra energy needed by China between now and 2020 is equivalent to all of Western Europe's energy demand today. Air pollution is already a serious problem in many Chinese cities. With coal meeting 70% of today's energy needs, China's greenhouse gas emissions are the second highest in the world. The government is committed to delivering tomorrow's energy in a sustainable way and we are working closely with our Chinese partners to help develop the clean energy and petrochemicals the country needs to grow.

Developing gas: West-East project
The West-East gas project moved forward in 2002. It will develop gas from China's major reserves in the West and transport it more than 4,000km to the fast growing cities of the East. When completed the project will deliver approximately a third of China's current gas demand. We are a potential investor in the project and, as part of a group of international companies, signed a Joint Venture Framework Agreement with PetroChina in 2002.

Working with our partners to manage the environmental and social impacts of such a complex project remains a challenge. We have agreed environmental and social standards with PetroChina, and completed extra environmental and social impact assessment work to international standards. This included one of the largest social impact surveys ever done in China. It was carried out by UNDP, which interviewed approximately 10,000 people along the pipeline's path (see **www.unchina.org/undp/documents/siasurvey**).

This work has led to environmental and social management plans being developed, including plans for dealing with protected areas, cultural heritage sites and reserves, and managing biodiversity.

Quality transport fuels and renewable energy
Shell is also selling high quality lubricants in more than 250 Chinese cities, is setting up a joint venture with Sinopec for 500 service stations, and is part of a project in Xinjiang, Western China, to deliver solar electricity to up to 78,000 rural homes.

Resettlement at Nanhai petrochemicals complex
In 2002, we gave the final go-ahead to build a large petrochemicals complex in Daya Bay, Southern China, a $4.3 billion project in which CNOOC Petrochemicals Investment Limited and Shell each have a 50% share in a joint venture company, the CNOOC and Shell Petrochemicals Company Limited. It is Shell's largest investment so far in China. The joint venture is working with the government to mitigate the impact on the environment and manage social issues related to the project. The joint venture is committed to meet international social and environmental standards, including Shell's Business Principles. A full environmental and social impact assessment was completed in August 2002 (see **www.cnoocshell.com**).

As with many projects in China, people needed to be relocated. We have developed a Resettlement Action Plan (see **www.cnoocshell.com**) in line with World Bank standards to help manage this process. The move is being carried out by the government in accordance with this plan. Nearly 1,500 families were moved in February 2002 to accommodation better than they left to allow site preparation to begin. Another 900 families living close to the site will be moved in the middle of 2003. The joint venture company is monitoring the resettlement, and a team of external experts led by Robert Barclay (an internationally-recognised resettlement expert), started a programme of checking progress of the resettlement every six months.

We also asked the UNDP to review the resettlement programme. Their report is expected to identify areas for further improvement of resettlement practices that can be applied elsewhere in China.



Stakeholder consultation on the West-East gas project.

Winning back trust at SAPREF



Richard Parkes, SAPREF Managing Director, reports.

Some of the biggest challenges for refiners are to reduce emissions and incidents and contribute to social development. Delivering continual improvement in social and environmental performance is important to earning your neighbours' trust.

The issue

Regretfully, we haven't yet got it right at SAPREF, Southern Africa's largest crude oil refinery and a 50:50 joint venture between Shell and BP. Like many companies operating in South Africa, in the past we had limited communication with the local community. In recent years we discovered that we had been significantly under-reporting our sulphur dioxide emissions because of a miscalculation and we had too many incidents, including a major leak in an underground pipeline in a residential area. This combination of practice and events resulted in widespread community concern and is reflected in some of the recent protests against us.

Addressing the underlying problems

When you lose trust, you need to admit it, learn from your mistakes and take positive action to rectify the situation. In 2002, we commissioned $49 million worth of plant to reduce our environmental impacts. Included in this was new plant to reduce sulphur emissions by 40%, which we achieved in the fourth quarter. We have maintained ISO 14001 certification, which helps to tighten our environmental management system and drive further improvement. To improve transparency, we produced our Environmental and Social Performance Report (see **www.sapref.com**) and hired more people to work on community dialogue. I now meet regularly with community members to report our progress on the petrol remediation project and listen to their concerns.

Assurance and advice

To help rebuild trust, we also sought assurance and advice from other parties. PricewaterhouseCoopers Inc provided assurance over parts of our 2001 Performance Report. A team of international experts, including two independent consultants, are helping us prepare a long-term plan for increasing local community dialogue and involvement. We've already started to implement some recommendations from these reviews. I know we still have a long way to go, but I am personally involved in achieving continual improvement and trying to rebuild our neighbours' trust.


Shell & BP
DOUBLE STANDARD

Animal testing

Shell products must be safe for people and the environment. Unfortunately, animal testing is sometimes necessary, either because it is required by law, or because there is no accepted alternative. Energy and petrochemical companies are relatively minor users of animal testing. We use officially approved facilities and our data show that we do not test on cats, dogs or monkeys. We have committed funding and staff time to organisations working to develop alternatives. A significant proportion of Shell's animal testing is carried out through industry consortia (groups of co-producer companies) – a method of reducing the numbers of animals used.

Our Group Animal Testing Standard is based on the "3 Rs" principle: reduce the number, refine the tests, and replace them with alternatives. This year, we implemented the Standard in all Shell companies and made it part of our internal assurance system. We have also invited external scrutiny. An independent Panel of experts reviews our Standard and its implementation.

The Panel concluded, that:

- The Shell Group Standard on animal testing and its accompanying implementation strategy represents a commendable attempt to achieve and advance good practice in the field
- Shell properly pursues a proactive approach to influencing regulatory practices.

The Panel also suggested we make several improvements, which are all underway:

- Assign clear responsibility for keeping up to date with laboratory best practice
- Pay more attention to how testing laboratories respond to animal distress
- Investigate alternatives to using fish to monitor the biological effects of effluent.

For the Panel's full report and summary data see **www.shell.com/testing/panelreport**

Assurance and basis of reporting

Message from the Independent Auditors

Over the five years we have provided assurance over information in the Shell Report, we have aligned our approach with emerging standards. In 2002, building on our work to provide a high level of assurance on certain information, we have developed an approach to enable us to provide assurance over Shell's reporting on "hot spots". Next year, evolution of the overall assurance approach will continue to further integrate the input of external experts and panels.

Three symbols have been used to describe the scope of our work:

At Group, Business and Operating Company (OC) level we obtained an understanding of the systems used to generate, aggregate and report the data for these parameters. We assessed the completeness and accuracy of the data reported by visiting OCs to test systems and data, performed a review of all the data reported and assessed data trends in discussion with management. We tested the calculations made at Group level. We did not obtain assurance over Safety and Environmental (SE) data reported by OCs acquired during 2002, for the reasons set out on page 12. Our SE work was therefore only completed for the Shell portfolio as at 31 December 2001. For the economic parameters, we also checked that they are properly derived from the audited Financial Statements of the Royal Dutch/Shell Group of Companies.

We determined that the statements marked with this symbol are supported by underlying evidence at Group and/or local level. Our work included interviewing Shell people as well as external panels where these have been established, reviewing systems and documentation and confirming the accurate use of information derived from external sources. We also checked that panel comments, where presented, were derived from and reflect full report findings.

At Group level we tested the accuracy of the data aggregation process for data received from a complete set of responses from countries in which Shell operates. We did not provide assurance over the reliability of the data reported by those countries.

Assurance Report

To: Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

Introduction

We have been asked to provide assurance over selected data, graphs and statements of the Royal Dutch/Shell Group of Companies reported in the Shell Report and reproduced in this Summary Report. We have marked these statements with the symbols below. This Report is the responsibility of management. Our responsibility is to express an opinion on the data, graphs and statements indicated, based on work referred to above in "Message from the Independent Auditors".

In our opinion:

The data and graphs (together with the notes), properly reflect the performance of the reporting entities for each parameter (SE – for portfolio as at 31 December 2001) marked with this symbol.

The statements marked with this symbol are supported by underlying evidence.

In addition the data for each parameter marked are properly aggregated at Group level.

Basis of opinion

There are no generally accepted international environmental, social and economic reporting standards. This engagement was conducted in accordance with the International Standards for Assurance Engagements. Therefore, we planned and carried out our work to provide reasonable, rather than absolute, assurance on the reliability of the data and statements marked with the symbols and , and on the accuracy of the Group level aggregation process for data marked .

We believe our work provides a reasonable basis for our opinion.

Assurance work performed

In forming our opinion, we carried out the work summarised above in "Message from the Independent Auditors". We used a multi-disciplinary team, comprising financial auditors and environmental and social specialists. We also examined this Report to confirm consistency of the information reported with our findings, and with information included in the Shell Report.

Considerations and limitations

It is important to read the data and statements in the context of the reporting policies and limitations below, and the notes to the graphs. Environmental and social data are subject to many more inherent limitations than financial data given both their nature and the methods used for determining, calculating or estimating such data. We have not provided assurance over all contents of this report, nor have we undertaken work to confirm that all relevant issues are included. We have not carried out any work on data reported in respect of future projections and targets. Where we have not provided assurance over previous years' data it is clearly shown. We have not carried out any work to provide assurance over the completeness and accuracy of the underlying data for the parameters aggregated at Group level, and marked with .

It is also important that, in order to obtain a thorough understanding of the financial results and financial position of the Group and the environmental, social, economic performance of the Group, the reader should consult, respectively, the Royal Dutch/Shell Group of Companies Financial Statements for the year ended 31 December 2002, and the Shell Report 2002.

5 March 2003


KPMG

KPMG Accountants N.V. — The Hague

PRICEWATERHOUSECOOPERS — PricewaterhouseCoopers LLP — London

Basis of reporting

The basis of reporting is as follows:

- The financial data are aggregated from Group companies, together with partnerships, joint ventures and other interests using the accounting and consolidation principles used in the Royal Dutch/Shell Group of Companies Financial Statements. For more information refer to **www.shell.com**
- The HSE data are aggregated from all companies, partnerships, joint ventures and other interests that are under Shell operational control plus a number of companies to which Shell companies provide operational services. A list of these Operating Companies can be found at **www.shell.com/hse**. We report these HSE data on a 100% basis even where the Group's interest is less. Unless otherwise stated in the text, the HSE data reported are based on our global "HSE Performance Monitoring and Reporting" guideline. A copy of this guideline can be found at **www.shell.com/hse**
- The remaining data, unless otherwise specified, are aggregated from all companies, partnerships, joint ventures and other interests either under Shell's operational control or where the Shell entity is responsible for the activities concerned. We report these data on a 100% basis, unless otherwise specified.

Operational control means entities in which a member of the Royal Dutch/Shell Group of Companies has full capacity to introduce and implement the Group's HSE Policy and the Statement of General Business Principles. However, no data are included for Pennzoil-Quaker State Company, which came under our operational control in the fourth quarter of 2002.

Limitations

We recognise that there is a level of uncertainty over the reliability of the data included in this Report as a result of a number of limitations associated with, for example:

- Differing interpretations of reporting guidelines – e.g. social (including health and safety) data may be affected by variations in local cultures, practices and laws.
- Measuring, calculating or estimating the data – e.g. emission calculations can be based on industry-wide standards, spill volumes have to be estimated.
- Differences between the reporting requirements prescribed by Shell and regulatory authorities – e.g. our definitions of waste and spills.

The comparability of the data can also be affected by a number of factors including: portfolio changes, alteration in determination methods and improvement in information systems.

External assurance of safety and environmental data

Data from six safety and environmental KPIs (old portfolio): fatalities, TRCF, GWP, flaring, energy efficiency and spills, together with fines, are subject to assurance by our independent auditors, KPMG and PricewaterhouseCoopers LLP.

Restatement

The 1990 greenhouse gas baseline has been restated to reflect the new acquisitions. Estimated 1990 emissions from our four Equilon refineries were 5.7 million tonnes CO_2 equivalent with an additional 3.4 million tonnes from the three DEA refineries. The baseline has therefore been increased from 114 to 123 million tonnes.

Our Business Principles

Principle 1 – Objectives
The objectives of Shell companies are to engage efficiently, responsibly and profitably in the oil, gas, chemicals and other selected businesses and to participate in the search for and development of other sources of energy. Shell companies seek a high standard of performance and aim to maintain a long-term position in their respective competitive environments.

Principle 2 – Responsibilities
Shell companies recognise five areas of responsibility:

To shareholders
To protect shareholders' investment, and provide an acceptable return.

To customers
To win and maintain customers by developing and providing products and services which offer value in terms of price, quality, safety and environmental impact, which are supported by the requisite technological, environmental and commercial expertise.

To employees
To respect the human rights of their employees, to provide their employees with good and safe conditions of work, and good and competitive terms and conditions of service, to promote the development and best use of human talent and equal opportunity employment, and to encourage the involvement of employees in the planning and direction of their work, and in the application of these principles within their company. It is recognised that commercial success depends on the full commitment of all employees.

To those with whom they do business
To seek mutually beneficial relationships with contractors, suppliers and in joint ventures and to promote the application of these principles in so doing. The ability to promote these principles effectively will be an important factor in the decision to enter into or remain in such relationships.

To society
To conduct business as responsible corporate members of society, to observe the laws of the countries in which they operate, to express support for fundamental human rights in line with the legitimate role of business and to give proper regard to health, safety and the environment consistent with their commitment to contribute to sustainable development.

These five areas of responsibility are seen as inseparable. Therefore, it is the duty of management continuously to assess the priorities and discharge its responsibilities as best it can on the basis of that assessment.

Principle 3 – Economic principles
Profitability is essential to discharging these responsibilities and staying in business. It is a measure both of efficiency and of the value that customers place on Shell products and services. It is essential to the allocation of the necessary corporate resources and to support the continuing investment required to develop and produce future energy supplies to meet consumer needs. Without profits and a strong financial foundation it would not be possible to fulfil the responsibilities outlined above.

Shell companies work in a wide variety of changing social, political and economic environments, but in general they believe that the interests of the community can be served most efficiently by a market economy.

Criteria for investment decisions are not exclusively economic in nature but also take into account social and environmental considerations and an appraisal of the security of the investment.

Principle 4 – Business integrity
Shell companies insist on honesty, integrity and fairness in all aspects of their business and expect the same in their relationships with all those with whom they do business. The direct or indirect offer, payment, soliciting and acceptance of bribes in any form are unacceptable practices. Employees must avoid conflicts of interest between their private financial activities and their part in the conduct of company business. All business transactions on behalf of a Shell company must be reflected accurately and fairly in the accounts of the company in accordance with established procedures and be subject to audit.

Principle 5 – Political activities
Of companies
Shell companies act in a socially responsible manner within the laws of the countries in which they operate in pursuit of their legitimate commercial objectives.

Shell companies do not make payments to political parties, organisations or their representatives or take any part in party politics. However, when dealing with governments, Shell companies have the right and the responsibility to make their position known on any matter which affects themselves, their employees, their customers, or their shareholders. They also have the right to make their position known on matters affecting the community, where they have a contribution to make.

Of employees
Where individuals wish to engage in activities in the community, including standing for election to public office, they will be given the opportunity to do so where this is appropriate in the light of local circumstances.

Principle 6 – Health, safety and the environment
Consistent with their commitment to contribute to sustainable development, Shell companies have a systematic approach to health, safety and environmental management in order to achieve continuous performance improvement.

To this end Shell companies manage these matters as any other critical business activity, set targets for improvement, and measure, appraise and report performance.

Principle 7 – The community
The most important contribution that companies can make to the social and material progress of the countries in which they operate is in performing their basic activities as effectively as possible. In addition Shell companies take a constructive interest in societal matters which may not be directly related to the business. Opportunities for involvement – for example through community, educational or donations programmes – will vary depending upon the size of the company concerned, the nature of the local society, and the scope for useful private initiatives.

Principle 8 – Competition
Shell companies support free enterprise. They seek to compete fairly and ethically and within the framework of applicable competition laws; they will not prevent others from competing freely with them.

Principle 9 – Communication
Shell companies recognise that in view of the importance of the activities in which they are engaged and their impact on national economies and individuals, open communication is essential. To this end, Shell companies have comprehensive corporate information programmes and provide full relevant information about their activities to legitimately interested parties, subject to any overriding considerations of business confidentiality and cost.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.

The Sustainable Development team, Shell International, thank: Dr Sebastian Berry of Spoken Word Ltd and Peter Knight of Context for writing, Williams and Phoa for design and production using Ringmaster®, Butler and Tanner for printing and John Ross for cover photography.



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Annual Report and Accounts 2002
The Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.
Also available at **www.shell.com/annualreport**



The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at **www.shell.com/shellreport**



Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at **www.shell.com/faoi**





Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.



The Shell Report 2002 Summary
Abridged version of The Shell Report.


Statement of General Business Principles

Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at **www.shell.com/sgbp**